Exhibit 99.4

Audited Consolidated Financial Statements as at and for the years ended December 31, 2024 and 2023 and Management’s Discussion and Analysis

[previously filed on SEDAR]

TELUS CORPORATION CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS, or the Company) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ President and Chief Executive Officer and Executive Vice-president and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, in accordance with the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Executive Vice-president and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on the assessment referenced in the preceding paragraph, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2024. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2024.

Deloitte LLP, an Independent Registered Public Accounting Firm, audited the Company’s Consolidated financial statements for the year ended December 31, 2024, and as stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024.

/s/ “Doug French”	/s/ “Darren Entwistle”

Doug French	Darren Entwistle
Executive Vice-president	President
and Chief Financial Officer	and Chief Executive Officer
February 13, 2025	February 13, 2025

2 | December 31, 2024

report of independent registered public accounting firm

To the Shareholders and the Board of Directors of TELUS Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of TELUS Corporation and subsidiaries (the Company) as at December 31, 2024 and 2023, the related consolidated statements of income and other comprehensive income, changes in owners’ equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment – Refer to Note 1(f) and 18(d) to the financial statements

Description of the Critical Audit Matter

The Company assesses goodwill impairment by comparing the recoverable amounts of its cash-generating units to their carrying values. The Company determined the recoverable amount of the TELUS digital experience cash-generating unit (“TELUS digital experience”) based on a fair value less costs of disposal calculation, which uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections; weighted average cost of capital; and perpetual growth rate. Changes in these assumptions could have a significant impact on the recoverable amount. Management determined that the recoverable amount of TELUS digital experience exceeded its carrying value as of the measurement date and, therefore, no impairment was recognized.

Given the significant judgments made by management, auditing the key assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve a fair value specialist.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the key assumptions used to determine the recoverable amount of TELUS digital experience included the following, among others:

●	Evaluated the effectiveness of controls over the key assumptions used by management.

December 31, 2024 | 3

report of independent registered public accounting firm

●	Evaluated the reasonableness of management’s forecasts of future cash flows and growth projections by considering:
●	Historical revenues, profit margin and earnings before interest, taxes, amortization and depreciation;
●	Analyst and industry reports for TELUS digital experience and certain of its peer companies;
●	Known changes in TELUS digital experience’s operations, which are expected to impact future operating performance; and
●	Internal communications to management and the Board of Directors.
●	With the assistance of a fair value specialist, evaluated the reasonableness of the weighted average cost of capital, growth projections and perpetual growth rate by:
●	Testing the source information underlying the determination of the weighted average cost of capital.
●	Developing a range of independent estimates for the weighted average cost of capital and growth projections and comparing those to the rates selected by management.
●	Benchmarking the perpetual growth rate to relevant market sources.

/s/ “Deloitte LLP”

Chartered Professional Accountants
Vancouver, Canada
February 13, 2025

We have served as the Company’s auditor since 2002.

4 | December 31, 2024

report of independent registered public accounting firm

To the Shareholders and the Board of Directors of TELUS Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2024, of the Company and our report dated February 13, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report of management on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ “Deloitte LLP”

Chartered Professional Accountants
Vancouver, Canada
February 13, 2025

December 31, 2024 | 5

consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	Note	2024	2023
OPERATING REVENUES
Service		$17,588	$17,508
Equipment		2,551	2,497
Operating revenues (arising from contracts with customers)	6	20,139	20,005
Other income	7	247	111
Operating revenues and other income		20,386	20,116
OPERATING EXPENSES
Goods and services purchased	16	7,639	7,537
Employee benefits expense	8, 16	5,907	6,148
Depreciation	17	2,513	2,514
Amortization of intangible assets	18	1,523	1,555
		17,582	17,754
OPERATING INCOME		2,804	2,362
Financing costs	9	1,576	1,273
INCOME BEFORE INCOME TAXES		1,228	1,089
Income taxes	10	290	222
NET INCOME		938	867
OTHER COMPREHENSIVE INCOME (LOSS)	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(101)	(137)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		133	(30)
		32	(167)
Items never subsequently reclassified to income
Change in measurement of investment financial assets		(20)	(12)
Employee defined benefit plan re-measurements		5	1
		(15)	(11)
		17	(178)
COMPREHENSIVE INCOME		$955	$689
NET INCOME ATTRIBUTABLE TO:
Common Shares		$993	$841
Non-controlling interests		(55)	26
		$938	$867
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$937	$688
Non-controlling interests		18	1
		$955	$689
NET INCOME PER COMMON SHARE	12
Basic		$0.67	$0.58
Diluted		$0.67	$0.58

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		1,488	1,451
Diluted		1,493	1,457

The accompanying notes are an integral part of these consolidated financial statements.

6 | December 31, 2024

consolidated statements of financial position

As at December 31 (millions)	Note	2024	2023
ASSETS
Current assets
Cash and temporary investments, net		$869	$864
Accounts receivable	6(b)	3,689	3,597
Income and other taxes receivable		161	205
Inventories	1(l)	629	484
Contract assets	6(c)	465	445
Prepaid expenses	20	769	682
Current derivative assets	4(h)	65	36
		6,647	6,313
Non-current assets
Property, plant and equipment, net	17	17,337	17,248
Intangible assets, net	18	20,593	19,721
Goodwill, net	18	10,544	10,058
Contract assets	6(c)	325	303
Other long-term assets	20	2,577	2,493
		51,376	49,823
		$58,023	$56,136

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$922	$104
Accounts payable and accrued liabilities	23	3,630	3,391
Income and other taxes payable		142	126
Dividends payable	13	605	550
Advance billings and customer deposits	24	1,039	971
Provisions	25	236	317
Current maturities of long-term debt	26	3,246	3,994
Current derivative liabilities	4(h)	11	25
		9,831	9,478
Non-current liabilities
Provisions	25	686	744
Long-term debt	26	25,608	23,355
Other long-term liabilities	27	869	867
Deferred income taxes		4,231	4,390
		31,394	29,356
Liabilities		41,225	38,834
Owners’ equity
Common equity	28	15,620	16,112
Non-controlling interests		1,178	1,190
		16,798	17,302
		$58,023	$56,136
Contingent liabilities	29

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

/s/ “David L. Mowat”	/s/ “John P. Manley”

David L. Mowat	John P. Manley
Director	Director

December 31, 2024 | 7

consolidated statements of changes in owners’ equity

		Common equity
		Equity contributed				Accumulated
		Common Shares (Note 28)				other		Non-
		Number of	Share	Contributed	Retained	comprehensive		controlling
(millions)	Note	shares	capital	surplus	earnings	income	Total	interests	Total
Balance as at January 1, 2023		1,431	$11,399	$956	$4,104	$110	$16,569	$1,089	$17,658
Net income		—	—	—	841	—	841	26	867
Other comprehensive income (loss)	11	—	—	—	1	(154)	(153)	(25)	(178)
Dividends	13	—	—	—	(2,111)	—	(2,111)	—	(2,111)
Dividends reinvested and optional cash payments	13(b), 14(c)	30	749	—	—	—	749	—	749
Equity accounted share-based compensation		4	99	5	—	—	104	—	104
Issue of Common Shares in business combination		1	23	—	—	—	23	—	23
Change in ownership interests of subsidiaries	28(b)	2	54	36	—	—	90	100	190
Balance as at December 31, 2023		1,468	12,324	997	2,835	(44)	16,112	1,190	17,302
Net income		—	—	—	993	—	993	(55)	938
Other comprehensive income (loss)	11	—	—	—	5	(61)	(56)	73	17
Dividends	13	—	—	—	(2,314)	—	(2,314)	—	(2,314)
Dividends reinvested and optional cash payments	13(b), 14(c)	32	698	—	—	—	698	—	698
Equity accounted share-based compensation	14(b)	3	88	25	1	—	114	9	123
Issue of Common Shares in business combination	18(b)	1	14	—	—	—	14	—	14
Change in ownership interests of subsidiaries	28(b)	—	—	59	—	—	59	(39)	20
Balance as at December 31, 2024		1,504	$13,124	$1,081	$1,520	$(105)	$15,620	$1,178	$16,798

The accompanying notes are an integral part of these consolidated financial statements.

8 | December 31, 2024

consolidated statements of cash flows

Years ended December 31 (millions)	Note	2024	2023
OPERATING ACTIVITIES
Net income		$938	$867
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		4,036	4,069
Deferred income taxes	10	(167)	(140)
Share-based compensation expense, net	14(a)	151	117
Net employee defined benefit plans expense	15(a)	73	72
Employer contributions to employee defined benefit plans	15(a)	(22)	(28)
Gain on contributions of real estate to joint ventures	7, 21	(110)	(35)
Loss from equity accounted investments	7, 21	18	26
Other		(91)	103
Net change in non-cash operating working capital	31(a)	21	(552)
Cash provided by operating activities		4,847	4,499
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(2,750)	(3,182)
Cash payments for spectrum licences	18(a)	(637)	(29)
Cash payments for acquisitions, net	18(b)	(359)	(1,289)
Advances to, and investment in, real estate joint ventures and associates	21	(18)	(138)
Real estate joint venture receipts	21	109	10
Proceeds on disposition		21	12
Investment in portfolio investments and other		(66)	(132)
Cash used by investing activities		(3,700)	(4,748)
FINANCING ACTIVITIES	31(b)
Dividends paid to holders of Common Shares	13(a)	(1,562)	(1,315)
Issue (repayment) of short-term borrowings, net		825	(2)
Long-term debt issued	26	6,455	9,223
Redemptions and repayment of long-term debt	26	(6,818)	(7,690)
Shares of subsidiary purchased from non-controlling interests, net	28(b)	(25)	(57)
Other		(17)	(20)
Cash provided (used) by financing activities		(1,142)	139
CASH POSITION
Increase (decrease) in cash and temporary investments, net		5	(110)
Cash and temporary investments, net, beginning of period		864	974
Cash and temporary investments, net, end of period		$869	$864
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(1,330)	$(1,196)
Interest received		$33	$23
Income taxes paid, net		$(358)	$(389)

The accompanying notes are an integral part of these consolidated financial statements.

December 31, 2024 | 9

notes to consolidated financial statements

DECEMBER 31, 2024

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of technology solutions, which include: mobile and fixed voice and data telecommunications services and products; healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); and digital experiences. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 5, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Our principal subsidiaries are: TELUS Communications Inc., in which, as at December 31, 2024, we have a 100% equity interest; and TELUS International (Cda) Inc. (d.b.a. TELUS Digital Experience), in which, as at December 31, 2024, we have a 57.6% equity interest, as discussed further in Note 28(b), and which completed its initial public offering in February 2021.

10 | December 31, 2024

notes to consolidated financial statements

December 31, 2024 | 11

notes to consolidated financial statements

1	summary of significant accounting policies

Our consolidated financial statements are expressed in Canadian dollars. The generally accepted accounting principles that we apply are International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS® Accounting Standards), and Canadian generally accepted accounting principles.

Generally accepted accounting principles require that we disclose the accounting policies we have selected in those instances in which we have been obligated to choose from among compliant policies. In certain other instances, including those without policy options, we are also required to disclose how we have applied certain accounting policies. In the selection and application of accounting policies, our considerations include the fundamental qualitative characteristics of useful financial information, namely relevance and faithful representation. In our assessment, the accounting policy disclosures we are required to make are not all equally significant, as set out in the accompanying table; their relative significance for us will evolve over time, as we do.

These consolidated financial statements for each of the years ended December 31, 2024 and 2023, were authorized by our Board of Directors for issue on February 13, 2025.

Accounting policy requiring a more significant choice among policies and/or a more significant application of judgment
Accounting policy		Yes	No
General application
(a)	Consolidation		X
(b)	Use of estimates and judgments	X
(c)	Financial instruments – recognition and measurement		X
(d)	Hedge accounting		X
Results of operations focused
(e)	Revenue recognition	X
(f)	Depreciation, amortization and impairment	X
(g)	Translation of foreign currencies		X
(h)	Income and other taxes	X
(i)	Share-based compensation		X
(j)	Employee future benefit plans	X
Financial position focused
(k)	Cash and temporary investments, net		X
(l)	Inventories		X
(m)	Property, plant and equipment; intangible assets	X
(n)	Investments		X

       Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

12 | December 31, 2024

notes to consolidated financial statements

(a)Consolidation

Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries, of which the principal ones are: TELUS Communications Inc. and TELUS International (Cda) Inc. TELUS Communications Inc. includes substantially all of our mobile and fixed operations, excluding the digitally-led customer experience and digital enablement transformation provided through the customer care and business services business of TELUS International (Cda) Inc.

Our financing arrangements and those of our wholly owned subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Corporation. This ongoing process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.

(b)Use of estimates and judgments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2024 | 13

notes to consolidated financial statements

Estimates

Examples of the significant estimates and assumptions that we make, and their relative significance and degree of difficulty, are set out in the graphic below.

Degree of difficulty (Higher ← → Lower)

Significance (Higher ↑ ↓ Lower)

Significance \ Degree of difficulty	Higher		Lower
Higher	• The recoverability of intangible assets with indefinite lives (see *Note 18(d)* for discussion of key assumptions) • The recoverability of goodwill (see *Note 18(d)* for discussion of key assumptions)	• Certain actuarial and economic assumptions used in determining defined benefit pension costs and accrued pension benefit obligations (see *Note 15(d)* for discussion of key assumptions)	
	• Determination of the amounts and composition of income and other tax assets and liabilities, including the amounts of unrecognized tax benefits	• The estimated useful lives of assets (see *(f)* following) • Certain economic assumptions used in provisioning for asset retirement obligations (see *(m)* following)	
Lower	• Amounts for net identifiable assets acquired in business combinations and provisions related to business combinations • The recoverability of long-term portfolio investments	• The recoverability of tangible and intangible assets subject to amortization	• Determination of allowances for doubtful accounts, unbilled customer finance receivables and contract assets • Determination of the allowance for inventory obsolescence

       Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

14 | December 31, 2024

notes to consolidated financial statements

Judgments

Examples of our significant judgments, apart from those involving estimation, include the following:

●	Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the notes to the financial statements. In the normal course, we make changes to our assessments regarding materiality for presentation so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.

Specifically, in the context of the statement of financial position, absent specific IFRS Accounting Standards disclosure requirements, our presentation generally disaggregates categories of assets and liabilities in excess of 5% of total assets and 5% of total liabilities, respectively, except in the instance of current assets and current liabilities in which the denominators are total current assets and total current liabilities, respectively.

●	In respect of revenue-generating transactions, we must make judgments that affect the timing of the recognition of revenue, as set out following:
●	We have millions of multi-year contracts with our customers and we must make judgments about when we have satisfied our performance obligations to our customers, either over a period of time or at a specific point in time. Service revenues are recognized based on customers’ access to, or usage of, our telecommunications infrastructure; we believe this method faithfully represents the transfer of the services, and thus the revenues are recognized as the services are made available and/or rendered. We consider our performance obligations arising from the sale of equipment to have been satisfied when the equipment has been delivered to, and accepted by, the end-user customers (see (e) following).
●	Principally in the context of revenue-generating transactions involving mobile handsets, we must make judgments as to whether third-party re-sellers that deliver equipment to our customers are acting in the transactions as principals or as our agents. After due consideration of the relevant indicators, we have concluded that considering the re-sellers to be acting, solely for accounting purposes, as our agents more accurately represents the economic substance of these transactions, as we are the primary obligor to the end-user customers. As a result of this judgment, no equipment revenue is recognized when inventory is transferred to third-party re-sellers.
●	We compensate third-party re-sellers and our employees for generating revenues, and we must make judgments as to whether such sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized (see Note 20). We believe that compensation amounts tangentially attributable to obtaining a contract with a customer, because the amount of such compensation could be affected in ways other than by simply obtaining that contract, should be expensed as incurred; compensation amounts directly attributable to obtaining a contract with a customer should be capitalized and amortized on a systematic basis, consistent with the satisfaction of the associated performance obligations.

We must also exercise judgment in the capitalization of costs incurred to fulfill revenue-generating contracts with customers. These fulfilment costs are associated with setting up, activating or otherwise implementing services involving access to, or usage of, our telecommunications infrastructure but would not otherwise be capitalized as property, plant, equipment and/or intangible assets (see Note 20).

●	The decision to depreciate and amortize any property, plant, equipment (including right-of-use lease assets) and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources over the economic lifespan of those assets more faithfully than an accelerated method and is more representative of the economic substance of their underlying use.
●	The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgments which affect the financial statement disclosure of information regularly reviewed by our chief operating decision-maker that is used to make resource allocation decisions and to assess performance (segment information, Note 5).

       Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2024 | 15

notes to consolidated financial statements

A significant judgment we have historically made is distinguishing between the operations and cash flows of our business units, including the allocation of both direct and indirect expenses and capital expenditures. It is often inherently difficult and objectively impractical to clearly distinguish between the operations and cash flows of our business units, as well as the assets from which their cash flows arise. This difficulty and impracticality demonstrates the interdependence of our business units. As our businesses continue to evolve, new cash-generating units may also develop.

●	The view that our spectrum licences granted by Innovation, Science and Economic Development Canada (including spectrum licences that have been subordinated to us) will likely be renewed; that we intend to renew them; that we believe we have the financial and operational ability to renew them; and thus, that they have indefinite lives, as discussed further in Note 18(c).
●	During the annual impairment testing of intangible assets with indefinite lives and goodwill, judgment may be required in allocating our net assets (including shared corporate and administrative assets) to our cash-generating units when determining their carrying amounts.
●	In respect of claims and lawsuits, as discussed further in Note 29(a), the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus requiring the item be accounted for as a provision.

(c)Financial instruments – recognition and measurement

The following policies have been adopted in respect of the recognition and measurement of financial instruments:

●	Regular-way purchases or sales of financial assets or financial liabilities (those that require actual delivery) are recognized on the settlement date. We have selected this method, as the benefits of using the trade date method were not expected to exceed the costs of implementation.
●	Transaction costs, except for items held for trading, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method, as we believe that it results in better matching of the transaction costs with the periods benefiting from those costs.
●	A contract to receive renewable energy credits and the associated virtual power purchase agreement (which we enter into as part of our commitment to reduce our carbon footprint) are accounted for as distinct units of account. We have selected this method, as we believe the receipt of the renewable energy credits is an executory contract, while the virtual power purchase agreement meets the definition of a derivative.

(d)Hedge accounting

General

We apply hedge accounting to the financial instruments used to establish designated currency hedging relationships for certain U.S. dollar-denominated future purchase commitments and debt repayments, as set out in Note 4(a) and (d).

Hedge accounting

The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We have chosen to apply hedge accounting, as we believe that it more faithfully depicts the economic substance of the underlying transactions.

       Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

16 | December 31, 2024

notes to consolidated financial statements

The application of hedge accounting requires a high correlation (indicating effectiveness) in the offsetting changes in the risk-associated values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction with an identified risk exposure that we have taken steps to modify (the hedged items). The anticipated effectiveness of designated hedging relationships is assessed at inception and their actual effectiveness for each subsequent reporting period. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). Any ineffectiveness, such as arising from differences between the notional amount of the hedging item and the principal amount of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated statements of income and other comprehensive income as Financing costs if in respect of long-term debt and as Goods and services purchased if in respect of U.S. dollar-denominated future purchase commitments, as set out in Note 4(i).

Hedging assets and liabilities

In applying hedge accounting, a hedge value is recorded in the Consolidated statements of financial position representing the fair value of the hedging items. The net difference, if any, between amounts recognized in net income determination and amounts necessary to reflect the fair value of the designated cash flow hedging items recorded in the Consolidated statements of financial position is recognized as a component of Other comprehensive income, as set out in Note 11.

(e)Revenue recognition

General

We earn the majority of our TELUS technology solutions service revenues from access to, and usage of, our telecommunications infrastructure, including:

●	Mobile network (voice and data);
●	Fixed data services (which include: internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security);
●	Fixed voice services; and
●	Health services.

The majority of the balance of our TELUS technology solutions revenues (mobile equipment and other services; fixed equipment and other services; agriculture and consumer goods services (which include: software, data management and data analytics-driven smart-food chain and consumer goods technologies)) arises from providing services and products facilitating access to, and usage of, telecommunications infrastructure. Service revenues in our TELUS digital experience segment arise from the provision of digital customer experience solutions, including artificial intelligence and content management solutions.

We offer complete and integrated solutions to meet our customers’ needs. These solutions may involve deliveries of multiple services and products (our performance obligations) that occur at different points in time and/or over different periods of time; as referred to in (b), this is a significant judgment for us. As required, the performance obligations of these multiple-element arrangements are identified and the transaction price for the entire multiple-element arrangement is determined and allocated among the performance obligations based upon our relative stand-alone selling prices for each of them; our relevant revenue recognition policies are then applied, so that revenue is recognized when, or as, we satisfy the performance obligations. To the extent that variable consideration is included in determining the minimum transaction price, it is constrained to the “minimum spend” amount required in a contract with a customer. Service revenues arising from contracts with customers typically have variable consideration, because customers have the ongoing ability to both add and remove features and services, and because customer usage of our telecommunications infrastructure may exceed the base amounts provided for in their contracts.

       Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2024 | 17

notes to consolidated financial statements

For the purposes of IFRS 15, Revenue from Contracts with Customers, our contracts with customers are not considered to have significant financing components. With the exception of both equipment-related upfront payments that may be required under the terms of contracts with customers and in-store “cash and carry” sales of equipment and accessories, payments are typically due 30 days from the monthly billing date.

Multiple contracts with a single customer are normally accounted for as separate arrangements. When we enter into multiple contracts with a customer in a short period of time, the contracts are reviewed as a group to ensure that, as with multiple-element arrangements, their relative transaction prices are appropriate.

Lease accounting is applied to an accounting unit if it conveys the right to use a specific asset but does not convey the risks and/or benefits of ownership.

Revenues are recorded net of any value-added and/or sales taxes billed to the customer concurrent with a revenue-generating transaction.

We use the following revenue accounting practical expedients provided for in IFRS 15, Revenue from Contracts with Customers:

●	No adjustment of the contracted amount of consideration for the effects of financing components when, at the inception of the contract, we expect that the effect of the financing component is not significant at the individual contract level.
●	No deferral of contract acquisition costs when the amortization period for such costs would be one year or less.
●	When estimating minimum transaction prices allocated to any remaining unfulfilled, or partially unfulfilled, performance obligations, exclusion of amounts arising from contracts originally expected to have a duration of one year or less, as well as amounts arising from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

Contract assets

Many of our multiple-element arrangements arise from bundling the sale of equipment (e.g. a mobile handset) with a contracted service period. Although the customer receives the equipment at contract inception and the revenue from the associated completed performance obligation is recognized at that time, the customer’s payment for the equipment will effectively be received rateably over the contracted service period to the extent it is not received as a lump-sum amount at contract inception. The difference between the equipment revenue recognized and the associated amount cumulatively billed to the customer is recognized on the Consolidated statements of financial position as a contract asset and/or an unbilled customer finance receivable, depending upon the form of the contract.

Contract assets may also arise when we give consideration to a customer. When we receive no identifiable, separable benefit for consideration given to a customer, the amount of the consideration is recognized as a reduction of revenue rather than as an expense. Such amounts are included in the determination of transaction prices for allocation purposes in multiple-element arrangements.

●	Some forms of consideration given to a customer, effectively at contract inception, such as rebates (including prepaid non-bank cards) and/or equipment, are considered to be performance obligations in a multiple-element arrangement. Although the performance obligation is satisfied at contract inception, the customer’s payment associated with the performance obligation will effectively be received rateably over the associated contracted service period. The difference between the revenue arising from the satisfied performance obligation and the associated amount cumulatively billed to the customer is recognized on the Consolidated statements of financial position as a contract asset.
●	Other forms of consideration given to a customer, either at contract inception or over a period of time, such as discounts (including prepaid bank cards), may result in us receiving no identifiable, separable benefit and thus are not considered performance obligations. Such consideration is recognized as a reduction of revenue rateably over the term of the contract. The difference between the consideration provided and the associated amount recognized as a reduction of revenue is recognized on the Consolidated statements of financial position as a contract asset.

       Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

18 | December 31, 2024

notes to consolidated financial statements

Contract liabilities

Advance billings are recorded when billing occurs before our provision of the associated services; such advance billings are recognized as revenue in the period in which the services and/or equipment are provided (see Note 24). Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

Costs of contract acquisition and contract fulfilment

Costs of contract acquisition (typically commissions) and costs of contract fulfilment are capitalized and recognized as an expense, generally over the life of the contract on a systematic and rational basis consistent with the pattern of the transfer of goods or services to which the contract asset relates. The amortization of such costs is included in the Consolidated statements of income and other comprehensive income as a component of Goods and services purchased, with the exception of amounts paid to our employees, which are included as a component of Employee benefits expense.

The total cost of mobile equipment sold to customers and advertising and promotion costs related to initial customer acquisition are expensed as incurred; the cost of equipment we own that is situated at customers’ premises and associated installation costs are capitalized as incurred. Costs of advertising production, advertising airtime and advertising space are expensed as incurred.

Voice and data

We recognize revenues on an accrual basis and include an estimate of revenues earned but unbilled. Mobile and fixed service revenues are recognized based upon access to, and usage of, our telecommunications infrastructure and upon contract fees.

Advance billings are recorded when billing occurs before our provision of the associated services; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

We apply the liability method of accounting for the amounts of our quality-of-service rate rebates that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission (CRTC).

Other and mobile equipment

We recognize product revenues, including amounts related to mobile handsets sold to re-sellers and customer premises equipment, when the products are both delivered to, and accepted by, the end-user customers, irrespective of which supply channel delivers the product. With respect to mobile handsets sold to re-sellers, we consider ourselves to be the principal and primary obligor to the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease. We recognize revenues that arise from employee and family assistance programs and from software solutions (including benefits administration) in the accounting period in which they are provided.

We recognize revenues that arise from our provision of digital experience solutions, including artificial intelligence and content management solutions, in the accounting period in which they are provided, typically on a per-productive hour or per-transaction basis.

       Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2024 | 19

notes to consolidated financial statements

(f)Depreciation, amortization and impairment

Depreciation and amortization

Property, plant and equipment (including right-of-use lease assets) are depreciated on a straight-line basis over their estimated useful lives (lease terms for right-of-use lease assets), as determined by a continuing program of asset life studies. Depreciation includes the amortization of leasehold improvements, which are typically amortized over the shorter of their expected average service lives or lease terms. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives, with annual reviews and adjustments made as appropriate. As referred to in (b), the use of a straight-line basis for depreciation and amortization is a significant judgment for us.

The estimated useful lives for the majority of our property, plant and equipment (including right-of-use lease assets) and intangible assets subject to depreciation and amortization are as follows:

Estimated useful lives
Property, plant and equipment (including right-of-use lease assets) subject to depreciation
Network assets
Outside plant	17 to 40 years
Inside plant	4 to 25 years
Mobile site equipment	5 to 7 years
Real estate right-of-use lease assets	5 to 20 years
Balance of depreciable property, plant and equipment and right-of-use lease assets	3 to 40 years
Intangible assets subject to amortization
Customer contracts and related customer relationships	4 to 15 years
Fixed subscriber base	25 years
Software	3 to 10 years
Access to rights-of-way, crowdsource assets and other	5 to 30 years

Impairment – general

Impairment testing involves comparing the carrying amounts of the assets or cash-generating units being tested with their recoverable amounts (defined as the greater of an asset’s or a cash-generating unit’s value in use or its fair value less costs of disposal); as referred to in (b), this is a significant estimate for us. Impairment losses are recognized immediately when the carrying amount exceeds the recoverable amount. Should the recoverable amounts of previously impaired assets or cash-generating units subsequently increase, the earlier impairment losses may be reversed, with the exception of any impairment losses related to goodwill. Such reversals are permitted only to the extent that the reversal is not a result of “unwinding of the discount” and does not cause the resulting carrying amounts to exceed what they would have been if no impairment losses had been recognized previously.

       Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

20 | December 31, 2024

notes to consolidated financial statements

Impairment – property, plant and equipment; intangible assets subject to amortization

A continuing program of asset life studies evaluates factors such as the timing of technological obsolescence, competitive pressures, future infrastructure utilization plans, and climate; these evaluations may indicate that an asset’s carrying amount may not be recoverable, in which case an impairment loss is recognized.

Impairment – intangible assets with indefinite lives; goodwill

The carrying amounts of intangible assets with indefinite lives and goodwill are tested for impairment periodically. The frequency of testing is inversely related to the stability of relevant events and circumstances, with a minimum of annual testing being required; we have selected December as the time of our annual test.

Our intangible assets with indefinite lives are assessed by comparing the recoverable amounts of our cash-generating units to their carrying amounts, including allocated intangible assets with indefinite lives but excluding any allocated goodwill. To the extent that the carrying amount of a cash-generating unit, including allocated intangible assets with indefinite lives but excluding any allocated goodwill, exceeds its recoverable amount, the excess amount would be recorded as a reduction of the carrying amount of intangible assets with indefinite lives.

Following the assessment of intangible assets with indefinite lives, we assess goodwill by comparing the recoverable amounts of our cash-generating units (or group of cash-generating units) to their carrying amounts (including the intangible assets with indefinite lives and any allocated goodwill). To the extent that the carrying amount of a cash-generating unit, including the intangible assets with indefinite lives and the allocated goodwill, exceeds its recoverable amount, the excess would first be recorded as a reduction of the carrying amount of goodwill and any remaining amount would then be recorded as a reduction of the carrying amounts of the assets of the cash-generating unit on a pro-rated basis.

(g)Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the statement of financial position date, with any resulting gains or losses recorded in the Consolidated statements of income and other comprehensive income as a component of Financing costs, as set out in Note 9. Hedge accounting is applied in specific instances, as discussed in (d) above.

For certain of our subsidiaries with functional currencies other than the Canadian dollar, foreign exchange gains and losses arising from the translation of their accounts into Canadian dollars are reported as a component of other comprehensive income, as set out in Note 11.

       Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2024 | 21

notes to consolidated financial statements

(h)Income and other taxes

We follow the liability method of accounting for income taxes; as referred to in (b), this is a significant estimate for us. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and also for any benefits of losses and Investment Tax Credits available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or the usage of tax losses and the application of the substantively enacted tax rates at the time of reversal or use.

We account for any changes in substantively enacted income tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted. We account for changes in the estimates of tax balances for prior years as estimate revisions in the period in which changes in the estimates arise; we have selected this approach, as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

Our operations are complex and the related domestic and foreign tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We recognize the income tax benefit of an uncertain tax position only when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized; however, this does not mean that tax authorities cannot challenge these positions. We accrue an amount for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

Our research and development activities may be eligible to earn Investment Tax Credits, for which the determination of eligibility is a complex matter. We recognize Investment Tax Credits only when there is reasonable assurance that the ultimate determination of the eligibility of our research and development activities will result in the Investment Tax Credits being received, at which time they are accounted for using the cost reduction method, whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 10(c).

(i)Share-based compensation

General

When share-based compensation vests in its entirety at a single point in time (cliff-vesting), we recognize the expense on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded-vesting), we recognize the expense applying the accelerated attribution method. An estimate of forfeitures during the vesting period is made at the date of grant of share-based compensation; this estimate is adjusted to reflect actual experience.

       Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

22 | December 31, 2024

notes to consolidated financial statements

Restricted share units

For restricted share units with neither an equity settlement feature nor market performance conditions, as set out in Note 14(b), we accrue a liability equal to the product of the number of vesting restricted share units multiplied by the fair market value of the corresponding Common Shares at the end of the reporting period. Similarly, we accrue a liability for the notional subset of our restricted share units without an equity settlement feature and with market performance conditions, determining their fair value using a Monte Carlo simulation. Restricted share units that have an equity settlement feature are accounted for as equity instruments. The expense for restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

Share option awards

A fair value for share option awards is determined at the date of grant and is recognized in the financial statements. When share option awards are exercised, both the proceeds and the recognized grant-date fair values are credited to share capital. As set out in Note 14(d), share option awards that have a net-equity settlement feature are accounted for as equity instruments. We have selected the equity instrument fair value method of accounting for the net-equity settlement feature, as it is consistent with the accounting treatment applied to the associated share option awards.

(j)Employee future benefit plans

Defined benefit plans

We accrue amounts for our obligations under employee defined benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits is actuarially determined using the accrued benefit method pro-rated on service, based on management’s best estimates of both the rate of future increases in compensation and retirement ages of employees. In the determination of net income, net interest for each plan, which is the product of the plan’s surplus (deficit) multiplied by the discount rate, is included as a component of Financing costs, as set out in Note 9.

An amount reflecting the difference between the discount rate and the actual rate of return on plan assets is included as a component of employee defined benefit plan re-measurements within Other comprehensive income, as set out in Note 11 and Note 15. The maximum economic benefit available from the plans’ assets is determined based on reductions in future contributions to the plans.

The defined benefit plan key assumptions are assessed and revised as appropriate at least annually; as referred to in (b), these are significant estimates for us.

       Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2024 | 23

notes to consolidated financial statements

Defined contribution plans

We apply defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan, which cover certain of our employees and provide defined benefits to their members. In the absence of any regulations governing the calculation of the share of the underlying financial position and plan performance attributable to each employer-participant, and in the absence of contractual agreements between the plans and the employer-participants related to the financing of any shortfall (or distribution of any surplus), we account for these plans as defined contribution plans, in accordance with International Accounting Standard 19, Employee Benefits.

(k)Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments purchased three months or less from maturity, are presented net of outstanding items, including cheques written but not cleared by banks as at the statement of financial position date. When the total amount of all cheques written but not cleared by banks exceeds the amount of cash and temporary investments, the net amount is classified as a liability. This liability classification may also include overdraft amounts drawn on our bilateral bank facilities, which revolve daily and are discussed further in Note 22.

(l)Inventories

Inventories primarily consist of mobile handsets, parts and accessories, which totalled $528 million as at December 31, 2024 (2023 – $369 million), and communications equipment held for resale. These inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Costs of goods sold for the year ended December 31, 2024, totalled $2.5 billion (2023 – $2.4 billion).

(m)Property, plant and equipment; intangible assets

General

Property, plant and equipment and intangible assets are recorded at historical cost, which for self-constructed property, plant and equipment includes materials, direct labour and applicable overhead costs. For internally developed internal-use software, the historical cost recorded includes materials, direct labour and direct labour-related costs. Where property, plant and equipment construction projects are of sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction, as set out in Note 9. The rate of interest used for calculating the capitalized financing cost is based on the weighted average cost of borrowing that we experience during the reporting period.

Upon the sale of property, plant and/or equipment, the net book value is netted against the sale proceeds and the resulting difference, as set out in Note 7, is included in the Consolidated statements of income and other comprehensive income as a component of Other income.

       Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

24 | December 31, 2024

notes to consolidated financial statements

Asset retirement obligations

Provisions for liabilities, as set out in Note 25, are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and mobile site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets; as referred to in (b), this is a significant estimate for us. The obligations are initially measured at fair value using present value methodology, with the resulting costs capitalized as a part of the carrying amount of the related asset. In subsequent periods, the provisions for these liabilities are adjusted for discount accretion, changes in market-based discount rates and changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion, as set out in Note 9, is included in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

(n)Investments

We account for our investments in companies over which we have significant influence, as discussed further in Note 21, using the equity method of accounting, whereby the investments are initially recorded at cost and subsequently adjusted to recognize our share of earnings or losses of the investee companies and any earnings distributions received. The excess of the cost of an equity investment over its underlying book value at the initial date of investment, excluding goodwill, is amortized over the estimated useful lives of the underlying assets to which the excess cost is attributed; subsequent investments in associates do not result in the attribution of excess cost.

Similarly, interests in the real estate joint ventures, as discussed further in Note 21, are accounted for using the equity method. Unrealized gains and losses resulting from transactions with the real estate joint ventures, including non-monetary contributions, are deferred in proportion to our remaining interest in the real estate joint ventures.

Other long-term investments are accounted for at fair value, unless they are investment securities that do not have either quoted market prices in an active market or other clear and objective evidence of fair value. When we do not account for our other long-term investments at their fair values, we apply the cost basis of accounting, whereby the investments are initially recorded at cost, and earnings from those investments are recognized only to the extent received or receivable. A significant or prolonged decline in the value of an investment that is classified as one of our other long-term investments results in an adjustment of its carrying value to its estimated fair value.

       Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2024 | 25

notes to consolidated financial statements

2	accounting policy developments
(a)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

●	In May 2023, the International Accounting Standards Board issued Supplier Finance Arrangements, which amended IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures, and requires additional quantitative and qualitative disclosure about supplier finance arrangements. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, although earlier application is permitted; comparative prior-period information is not required in the year of initial application. Our financial disclosure, set out in Note 23, is not currently materially affected by the application of the amendments.
(b)	Standards, interpretations and amendments to standards and interpretations not yet effective and not yet applied

●	In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in the Financial Statements, which sets out the overall requirements for presentation and disclosures in the financial statements. The new standard will replace IAS 1, Presentation of Financial Statements. Although much of the substance of IAS 1, Presentation of Financial Statements, will carry over into the new standard, the new standard incrementally will:
●	With a view to improving comparability amongst entities, require presentation in the statement of operations of a subtotal for operating profit and a subtotal for profit before financing and income taxes (both subtotals as defined in the new standard);
●	Require disclosure and reconciliation, within a single financial statement note, of management-defined performance measures that are used in public communications to share management’s views of various aspects of an entity’s performance and which are derived from the statement of income and other comprehensive income;
●	Enhance the requirements for aggregation and disaggregation of financial statement amounts; and
●	Require limited changes to the statement of cash flows, including elimination of options for the classification of interest and dividend cash flows.

The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently assessing the impacts of the new standard; while there will be a limited shift of where a number of our management-defined performance measures are disclosed and reconciled (primarily a shift from management’s discussion and analysis to the financial statements) and where certain cash flows will be categorized in our statements of cash flows (primarily shifting interest paid from operating activities to financing activities), we do not expect that the totality of our financial disclosure will be materially affected by the application of the new standard.

●	In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The narrow-scope amendments are to address diversity in accounting practice in respect of: the classification of financial assets with environmental, social and corporate governance and similar features; and to clarify the date on which a financial asset or financial liability is de-recognized when using electronic payment systems. The new standard is effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently assessing the impacts of the new standard but do not expect to be materially affected by the application of the amendments.
●	In December 2024, the International Accounting Standards Board issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7, which amended IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments, Disclosures. These amendments will now allow for hedge accounting to be applied in instances where there is variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). Specifically, the accounting for the unrealized forward element of our virtual power purchase agreements, which were first entered into in 2022, will be affected. The measurement of the fair value of the unrealized forward element of our virtual power purchase agreements is unaffected by the amendments, which are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently assessing the impacts of the application of the amendments.

26 | December 31, 2024

notes to consolidated financial statements

3	capital structure financial policies

General

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at an acceptable level of risk. In our definition of financial capital, we include:

●	Common equity (excluding accumulated other comprehensive income);
●	Non-controlling interests;
●	Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income);
●	Cash and temporary investments;
●	Short-term borrowings (including those arising from securitized trade receivables and unbilled customer finance receivables); and
●	Other long-term debt.

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may:

●	Adjust the amount of dividends paid to holders of Common Shares;
●	Purchase Common Shares for cancellation pursuant to normal course issuer bids;
●	Issue new shares (including Common Shares and TELUS International (Cda) Inc. subordinate voting shares);
●	Issue new debt, issue new debt to replace existing debt with different characteristics; and /or
●	Increase or decrease the amount of short-term borrowings arising from securitized trade receivables and unbilled customer finance receivables.

During 2024, our financial objectives, which are reviewed annually, were unchanged from 2023. We believe that our financial objectives support our long-term strategy.

We monitor financial capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) – excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

* EBITDA is not a standardized financial measure under IFRS Accounting Standards and might not be comparable to similar measures disclosed by other issuers; we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We report EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized to determine compliance with certain debt covenants.

December 31, 2024 | 27

notes to consolidated financial statements

Debt and coverage ratios

Net debt to EBITDA – excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA – excluding restructuring and other costs. Historically, this measure is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA – excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with certain debt covenants.

As at, or for the 12-month periods ended, December 31 ($ in millions)	Objective	2024	2023
Components of debt and coverage ratios
Net debt [1]		$28,569	$26,494
EBITDA – excluding restructuring and other costs [2]		$7,333	$7,149
Net interest cost [3] (Note 9)		$1,357	$1,272
Debt ratio
Net debt to EBITDA – excluding restructuring and other costs	2.20 – 2.70 [4]	3.90	3.71
Coverage ratios
Earnings coverage [5]		2.0	1.9
EBITDA – excluding restructuring and other costs interest coverage [6]		5.4	5.6

1Net debt and total managed capitalization are calculated as follows:

As at December 31	Note	2024	2023
Long-term debt	26	$28,854	$27,349
Debt issuance costs netted against long-term debt		120	118
Derivative (assets) liabilities used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt, net		(68)	13
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt – excluding tax effects		(390)	(226)
Cash and temporary investments, net		(869)	(864)
Short-term borrowings	22	922	104
Net debt		28,569	26,494
Common equity		15,620	16,112
Non-controlling interests		1,178	1,190
Less : accumulated other comprehensive income amounts included above in common equity and non-controlling interests		34	46
Total managed capitalization		$45,401	$43,842

2EBITDA – excluding restructuring and other costs is calculated as follows:

Years ended December 31	Note	2024	2023
EBITDA	5	$6,840	$6,431
Restructuring and other costs	16	493	718
EBITDA – excluding restructuring and other costs		$7,333	$7,149

3

Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, unrealized changes in virtual power purchase agreements forward element, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost) (see Note 9).

28 | December 31, 2024

notes to consolidated financial statements

4

Our long-term objective range for this ratio is 2.20 – 2.70 times. The ratio as at December 31, 2024, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to circa 2.70 times in the medium term (following the spectrum auctions in 2021 and 2023, and the mmWave spectrum auction upcoming), consistent with our long-term strategy. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.25:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

5

Earnings coverage is defined in Canadian Securities Administrators National Instrument 41-101 as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest, all such amounts excluding those attributable to non-controlling interests.

6

EBITDA – excluding restructuring and other costs interest coverage is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Net debt to EBITDA – excluding restructuring and other costs was 3.90 times as at December 31, 2024, compared to 3.71 times one year earlier. The effect of the increase in net debt levels, primarily due to spectrum acquisitions and business acquisitions, exceeded the effect of growth in EBITDA – excluding restructuring and other costs; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions.

The earnings coverage ratio for the twelve-month period ended December 31, 2024, was 2.0 times, up from 1.9 times one year earlier. An increase in income before borrowing costs and income taxes raised the ratio by 0.3 and an increase in borrowing costs lowered the ratio by 0.2. The EBITDA – excluding restructuring and other costs interest coverage ratio for the twelve-month period ended December 31, 2024, was 5.4 times, down from 5.6 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.1 and an increase of $85 million in net interest costs decreased the ratio by 0.3.

TELUS Corporation Common Share dividend payout ratio

So as to be consistent with the way we manage our business, our TELUS Corporation Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for TELUS Corporation Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects (see Note 13), divided by the sum of free cash flow* amounts for the most recent four quarters for interim reporting periods (divided by annual free cash flow if the reported amount is in respect of a fiscal year). The historical measure for the twelve-month period ended December 31, 2024, is presented for illustrative purposes in evaluating our target guideline.

For the 12-month periods ended December 31	Objective	2024	2023
Determined using most comparable IFRS Accounting Standards measures
Ratio of TELUS Corporation Common Share dividends declared to cash provided by operating activities - less capital expenditures		105%	126%
Determined using management measures
TELUS Corporation Common Share dividend payout ratio – net of dividend reinvestment plan effects	60%–75% [1]	81%	77%

1	Our objective range for the TELUS Corporation Common Share dividend payout ratio is 60%-75% of free cash flow on a prospective basis.

* Free cash flow is not a standardized financial measure under IFRS Accounting Standards and might not be comparable to similar measures presented by other issuers; we define free cash flow as EBITDA (operating revenues and other income less goods and services purchased and employee benefits expense) excluding items that we consider to be of limited predictive value, including certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets, and other sources and uses of cash, as found in the consolidated statements of cash flows. We have issued guidance on, and report, free cash flow because it is a key performance measure that management and investors use to evaluate the performance of our business.

December 31, 2024 | 29

notes to consolidated financial statements

For the 12-month periods ended December 31 (millions)	2024	2023
TELUS Corporation Common Share dividends declared	$2,314	$2,111
Amount of TELUS Corporation Common Share dividends declared reinvested in TELUS Corporation Common Shares	(709)	(755)
TELUS Corporation Common Share dividends declared - net of dividend reinvestment plan effects	$1,605	$1,356

Our calculation of free cash flow, and its reconciliation to cash provided by operating activities, is as follows:

For the 12-month periods ended December 31 (millions)	Note	2024	2023
EBITDA	5	$6,840	$6,431
Restructuring and other costs, net of disbursements		(34)	206
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment mobile device financing		(201)	(143)
Effect of lease principal	31(b)	(661)	(538)
Items from the Consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	14	165	128
Net employee defined benefit plans expense	15	73	72
Employer contributions to employee defined benefit plans		(22)	(28)
Loss from equity accounted investments and other		18	26
Interest paid		(1,330)	(1,196)
Interest received		33	23
Capital expenditures (excluding acquisition from related party)		(2,542)	(2,822)
Capital expenditure for acquisition from related party	17, 21, 30	(93)	—
Related party construction credit facility repayment made concurrent with capital expenditure for acquisition from related party	21, 30	94	—
Free cash flow before income taxes		2,340	2,159
Income taxes paid, net of refunds		(358)	(389)
Free cash flow		1,982	1,770
Add (deduct):
Capital expenditures	5	2,635	2,822
Effect of lease principal		661	538
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in net income neither providing nor using cash		(431)	(631)
Cash provided by operating activities		$4,847	$4,499

30 | December 31, 2024

notes to consolidated financial statements

4	financial instruments
(a)	Risks – overview

Our financial instruments, their accounting classification and the nature of certain risks to which they may be exposed are set out in the following table.

Risks
	Accounting			Market risks (g)
Financial instrument	classification	Credit (b)	Liquidity (c)	Currency (d)	Interest rate (e)	Other price (f)
Measured at amortized cost
Accounts receivable	AC [1]	X		X
Contract assets	AC [1]	X
Construction credit facilities advances to real estate joint venture	AC [1]				X
Short-term borrowings	AC [1]		X	X	X
Accounts payable	AC [1]		X	X
Provisions (including restructuring accounts payable)	AC [1]		X	X		X
Long-term debt	AC [1]		X	X	X
Measured at fair value
Cash and temporary investments	FVTPL [2]	X		X	X
Long-term investments (not subject to significant influence) [3]	FVTPL/FVOCI [3]			X		X
Foreign exchange derivatives [4]	FVTPL [2]	X	X	X
Virtual power purchase agreements [4]	FVTPL [2,5]					X

1	For accounting recognition and measurement purposes, classified as amortized cost (AC).
2	For accounting recognition and measurement purposes, classified as fair value through net income (FVTPL). Unrealized changes in the fair values of financial instruments are included in net income unless the instrument is part of a cash flow hedging relationship. The effective portions of unrealized changes in the fair values of financial instruments held for hedging are included in other comprehensive income.
3	Long-term investments over which we do not have significant influence are measured at fair value if those fair values can be reliably measured. For accounting recognition and measurement purposes, on an investment-by-investment basis, long-term investments are classified as either fair value through net income or fair value through other comprehensive income (FVOCI).
4	Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

For hedges of anticipated transactions, hedge gains/losses are included with the related expenditure and are expensed when the transaction is recognized in our results of operations. We have selected this method as we believe that it results in a better matching of the hedge gains/losses with the risk exposure being hedged.

Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

5	Accounting classification is subject to future change due to consideration necessary of December 2024 issue of Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7, as set out in Note 2(b).

December 31, 2024 | 31

notes to consolidated financial statements

Derivative financial instruments

We apply hedge accounting to financial instruments used to establish hedge accounting relationships for U.S. dollar-denominated transactions. We believe that our use of derivative financial instruments for hedging or arbitrage assists us in managing our financing costs and/or reducing the uncertainty associated with our financing or other business activities. Uncertainty associated with currency risk and other price risk is reduced through our use of foreign exchange derivatives that effectively swap floating rates for fixed rates. When entering into derivative financial instrument contracts, we seek to align the cash flow timing of the hedging items with that of the hedged items. The effects of this risk management strategy and its application are set out in (i) following.

(b)	Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table.

As at December 31 (millions)	2024	2023
Cash and temporary investments, net	$869	$864
Accounts receivable	4,319	4,234
Contract assets	790	748
Derivative assets	178	215
	$6,156	$6,061

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

32 | December 31, 2024

notes to consolidated financial statements

Accounts receivable

Credit risk associated with accounts receivable is inherently managed through the size and diversity of our large customer base, which encompasses substantially all consumer and business sectors in Canada. A program of credit evaluations of customers is followed and the amount of credit extended is limited when we deem it to be necessary. Accounts are considered to be past due (in default) when customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market rate or a negotiated rate on outstanding non-current customer account balances.

Customer accounts receivable, net of allowance for doubtful accounts
As at December 31 (millions)	Note	Gross	Allowance	Net [1]
2024
Less than 30 days past billing date		$975	$(20)	$955
30-60 days past billing date		504	(18)	486
61-90 days past billing date		147	(20)	127
More than 90 days past billing date		202	(42)	160
Unbilled customer finance receivables		1,661	(34)	1,627
		$3,489	$(134)	$3,355
Current [2]	6(b)	$2,844	$(119)	$2,725
Non-current [3]	20	645	(15)	630
		$3,489	$(134)	$3,355

2023
Less than 30 days past billing date		$1,077	$(14)	$1,063
30-60 days past billing date		550	(14)	536
61-90 days past billing date		139	(17)	122
More than 90 days past billing date		193	(36)	157
Unbilled customer finance receivables		1,630	(36)	1,594
		$3,589	$(117)	$3,472
Current [2]	6(b)	$2,938	$(103)	$2,835
Non-current [3]	20	651	(14)	637
		$3,589	$(117)	$3,472

1	Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).
2	Presented in the Consolidated statements of financial position as Accounts receivable.
3	Presented in the Consolidated statements of financial position as Other long-term assets.

December 31, 2024 | 33

notes to consolidated financial statements

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Factors considered when determining allowances for past-due accounts include: current economic conditions (including forward-looking macroeconomic data); historical information (including credit agency reports, if available); reasons for the accounts being past due; and the line of business from which the customer accounts receivable originated. These factors are also considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable balances above a specific threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense; the doubtful accounts expense is included in the Consolidated statements of income and other comprehensive income as Goods and services purchased.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

Years ended December 31 (millions)	2024	2023
Balance, beginning of period	$117	$109
Additions (doubtful accounts expense)	173	110
Accounts written off [1] less than recoveries	(160)	(109)
Other	4	7
Balance, end of period	$134	$117

1	For the year ended December 31, 2024, accounts that were written off but were still subject to enforcement activity totalled $254 (2023 – $180).

Contract assets

Credit risk associated with contract assets is inherently managed through the size and diversity of our large customer base, which encompasses substantially all consumer and business sectors in Canada. A program of credit evaluations of customers is followed and the amount of credit extended is limited when we deem it to be necessary.

Contract assets, net of impairment allowance
As at December 31 (millions)	Gross	Allowance	Net (Note 6(c))
2024
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$634	$(20)	$614
The 12-month period ending two years hence	287	(9)	278
Thereafter	48	(1)	47
	$969	$(30)	$939

2023
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$616	$(21)	$595
The 12-month period ending two years hence	259	(9)	250
Thereafter	54	(1)	53
	$929	$(31)	$898

We maintain allowances for lifetime expected credit losses related to contract assets. Factors considered when determining allowances include: current economic conditions; historical information (including credit agency reports, if available); and the line of business from which the contract assets originated. These same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

34 | December 31, 2024

notes to consolidated financial statements

Derivative assets (and derivative liabilities)

Counterparties to our material foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. Credit exposure to any single financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of credit losses due to the potential non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(c)	Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

●	maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;
●	maintaining a short-term borrowing agreement associated with trade receivables and unbilled customer finance receivables (Note 22), bilateral bank facilities (Note 22), a supply chain financing program (Note 23), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d), (f));
●	maintaining in-effect shelf prospectuses;
●	continuously monitoring forecast and actual cash flows; and
●	managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are disclosed in Note 26(i). As at December 31, 2024, unchanged from December 31, 2023, TELUS Corporation could offer an unlimited amount of securities in Canada, and US$3.5 billion of securities in the United States, qualified pursuant to a Canadian shelf prospectus effective until September 2026 (2023 –September 2024). We believe our investment grade credit ratings contribute to reasonable access to capital markets. TELUS International (Cda) Inc. has a Canadian shelf prospectus effective until June 2026 (2023 – May 2024) under which an unlimited amount of debt or equity securities could be offered.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the accompanying tables.

	Non-derivative				Derivative

			Composite long-term debt
			Long-term
	Non-interest		debt,
	bearing		excluding		Currency swap agreement		Currency swap agreement
	financial	Short-term	leases [1]	Leases	amounts to be exchanged		amounts to be exchanged [3]
As at December 31, 2024 (millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive) [2]	Pay	(Receive)	Pay	Total
2025	$3,228	$40	$3,629	$837	$(1,670)	$1,601	$(707)	$685	$7,643
2026	233	40	2,544	700	(234)	207	—	—	3,490
2027	103	942	2,677	550	(1,802)	1,654	—	—	4,124
2028	64	—	4,234	349	(617)	585	—	—	4,615
2029	8	—	2,141	249	(125)	116	—	—	2,389
2030-2034	9	—	10,825	484	(1,808)	1,617	—	—	11,127
Thereafter	—	—	11,902	408	(2,942)	2,662	—	—	12,030
Total	$3,645	$1,022	$37,952	$3,577	$(9,198)	$8,442	$(707)	$685	$45,418
Total (Note 26(i))						$40,773

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates and, if applicable, foreign exchange rates in effect as at December 31, 2024.

December 31, 2024 | 35

notes to consolidated financial statements

2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the foreign exchange rates in effect as at December 31, 2024. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.
3	The amounts included in undiscounted short-term borrowings in respect of U.S. dollar-denominated short-term borrowings, and the corresponding derivative liability amounts, if any, included in the currency swap pay column amounts, have been determined based upon the foreign exchange rates in effect as at December 31, 2024. The derivative liability hedging amounts, if any, for the hedged U.S. dollar-denominated short-term borrowings contractual amounts are included in the currency swap pay column amounts as net cash flows are exchanged pursuant to the currency swap agreements.

	Non-derivative				Derivative

			Composite long-term debt
			Long-term
	Non-interest		debt,
	bearing		excluding		Currency swap agreement			Currency swap agreement
	financial	Short-term	leases [1]	Leases	amounts to be exchanged			amounts to be exchanged
As at December 31, 2023 (millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive) [2]	Pay	Other	(Receive)	Pay	Total
2024	$3,126	$111	$4,408	$685	$(1,271)	$1,267	$—	$(572)	$578	$8,332
2025	164	—	2,027	547	(219)	207	1	—	—	2,727
2026	93	—	2,378	416	(215)	206	1	—	—	2,879
2027	152	—	2,383	331	(1,657)	1,653	1	—	—	2,863
2028	43	—	3,388	202	(567)	576	—	—	—	3,642
2029-2033	—	—	10,092	503	(1,702)	1,662	—	—	—	10,555
Thereafter	—	—	12,018	323	(2,778)	2,734	—	—	—	12,297
Total	$3,578	$111	$36,694	$3,007	$(8,409)	$8,305	$3	$(572)	$578	$43,295

			Total			$39,597

1

Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates and, if applicable, foreign exchange rates in effect as at December 31, 2023.

2

The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the foreign exchange rates in effect as at December 31, 2023. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

(d)Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and certain inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have significant exposure as at the statement of financial position date.

Our currency risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on a varying percentage, typically in the range of 50% to 75%, of our domestic short-term U.S. dollar-denominated transactions and commitments, all U.S. dollar - denominated short - term securitization agreement borrowings and all U.S. dollar-denominated commercial paper. Other than in respect of U.S. dollar-denominated short - term securitization agreement borrowings and U.S. dollar - denominated commercial paper, we designate only the spot element of these instruments as the hedging item, as the forward element is wholly immaterial; in respect of U.S. dollar-denominated short - term securitization agreement borrowings and U.S. dollar - denominated commercial paper, we designate the forward rate.

36 | December 31, 2024

notes to consolidated financial statements

As discussed further in Note 26(b) and Note 26(f), we are also exposed to currency risk in that the fair values or future cash flows of our U.S. Dollar Notes and our TELUS International (Cda) Inc. credit facility U.S. dollar borrowings could fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and the principal payment at maturity in respect of the U.S. Dollar Notes; we designate only the spot element of these instruments as the hedging item, as the forward element is wholly immaterial. As the functional currency of our TELUS International (Cda) Inc. subsidiary is the U.S. dollar, changes in foreign exchange rates affecting its borrowings are reflected as a foreign currency translation adjustment within other comprehensive income.

(e)	Interest rate risk

Changes in market interest rates affect the fair values or future cash flows of temporary investments, construction credit facility advances made to the real estate joint venture, short-term obligations, long-term debt and interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed interest rates and, as a result, their fair values will fluctuate with changes in market interest rates; absent monetization before maturity, the related future cash flows will not change due to changes in market interest rates.

We could be exposed to interest rate risk if the balance of temporary investments or short-term investments included dividend-paying equity instruments.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facility advances made to the real estate joint venture were not materially affected by changes in market interest rates; the associated cash flows representing interest payments would not be affected until such advances were repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Borrowings arising from the arm’s-length securitization trust are fixed-rate debts. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

All of our currently outstanding long-term debt is fixed-rate debt, except commercial paper and amounts drawn on our credit facilities (Note 26(c)-(d), (f)). The fair value of fixed-rate debt changes with market interest rates; absent early redemption and/or, if applicable, absent an increase in the interest rate for sustainability-linked notes if a sustainability performance target verification assurance certificate has not been obtained (Note 26(b)), the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments may be affected if commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

(f)	Other price risks

Virtual power purchase agreements

We have entered into virtual power purchase agreements with renewable energy projects that develop and operate solar and wind power generating facilities as part of our commitment to reduce our carbon footprint. The fair value of these agreements’ forward elements and their associated future cash flows will vary depending upon actual and estimated changes in the electricity spot prices and the amount of nature-dependent electricity to be produced in the future under each agreement, referenced in the underlying cash-settled contracts for differences.

Long-term investments

We are exposed to equity price risk arising from investments classified as fair value through other comprehensive income. Such investments are held for strategic purposes rather than for trading.

December 31, 2024 | 37

notes to consolidated financial statements

(g)	Market risks

Net income and other comprehensive income for the years ended December 31, 2024 and 2023, could have varied if the Canadian dollar: U.S. dollar exchange rate, the U.S. dollar: European euro exchange rate, market interest rates and virtual power purchase agreement forward element valuation varied by reasonably possible amounts from their actual statement of financial position date amounts.

Our sensitivity analysis for currency risk exposure has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. We used the U.S. dollar-denominated and European euro-denominated balances and the notional amounts of our derivative financial instruments as at the relevant statement of financial position dates in these calculations.

The sensitivity analysis of our exposure to interest rate risk has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. We used the principal and notional amounts as at the relevant statement of financial position dates in these calculations.

The sensitivity analysis of our exposure to wind discount risk and solar premium risk is based upon a hypothetical change taking place at the relevant statement of financial position date. The notional amounts of the virtual power purchase agreements as at the relevant statement of financial position dates have been used in these calculations.

In the sensitivity analysis, we reflected income tax expense on a net basis, calculated using the applicable statutory income tax rates for the reporting periods.

	Net income		Other comprehensive income		Comprehensive income
Years ended December 31 (increase (decrease) in millions)	2024	2023	2024	2023	2024	2023
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$(7)	$(6)	$112	$110	$105	$104
Canadian dollar depreciates	$7	$6	$(112)	$(110)	$(105)	$(104)
10% change in US$: € exchange rate
U.S. dollar appreciates	$13	$12	$(72)	$(68)	$(59)	$(56)
U.S. dollar depreciates	$(13)	$(12)	$72	$68	$59	$56
25 basis point change in interest rates
Interest rates increase
Canadian interest rate	$(6)	$(9)	$76	$79	$70	$70
U.S. interest rate	$—	$—	$(62)	$(72)	$(62)	$(72)
Combined	$(6)	$(9)	$14	$7	$8	$(2)
Interest rates decrease
Canadian interest rate	$6	$9	$(79)	$(82)	$(73)	$(73)
U.S. interest rate	$—	$—	$65	$75	$65	$75
Combined	$6	$9	$(14)	$(7)	$(8)	$2
20 basis point change in wind discount
Wind discount increases	$(24)	$(43)	$—	$—	$(24)	$(43)
Wind discount decreases	$24	$43	$—	$—	$24	$43
20 basis point change in solar premium
Solar premium increases	$14	$26	$—	$—	$14	$26
Solar premium decreases	$(14)	$(26)	$—	$—	$(14)	$(26)

1

These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

38 | December 31, 2024

notes to consolidated financial statements

The sensitivity analysis assumes that we would realize the changes in exchange rates and market interest rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

(h)	Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring provisions) approximate their fair values due to their immediate or short-term maturity. The fair values are determined directly by reference to quoted market prices in active markets.

The fair values of our investment financial assets are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt, excluding leases, is based on quoted market prices in active markets.

For derivative financial instruments used to manage our exposure to currency risk, we estimated their fair values based on either quoted market prices in active markets for the same or similar financial instruments or the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments of similar maturities subject to similar risks (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statements of financial position dates). The fair values of the derivative financial instruments we use to manage our exposure to price risk associated with the purchase of nature-dependent electricity are currently estimated using a discounted cash flow approach and are based on industry-standard forecasts from EDC Associates Ltd. utilizing observable market data. The significant unobservable inputs used in the fair value measurement of the Level 3 derivative financial instruments were wind discount, reflecting 76% (2023 – 77)% of the electrical power pool price, and solar premium, reflecting 108% (2023 – 125)% of the electrical power pool price.

December 31, 2024 | 39

notes to consolidated financial statements

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

As at December 31 ($ in millions except price or rate)		2024				2023
		Maximum	Notional	Fair value [1] and	Price or	Maximum	Notional	Fair value [1] and	Price or
	Designation	maturity date	amount	carrying value	rate	maturity date	amount	carrying value	rate
Current derivative assets [2]
Derivatives used to manage currency risk associated with
U.S. dollar-denominated transactions	HFT [4]	2025	$43	$—	US$1.00: ₱58	2024	$111	$2	US$1.00: ₱56
U.S. dollar-denominated transactions	HFT [4]	2025	$72	1	US$1.00: C$1.43	—	$—	—	—
U.S. dollar-denominated purchases	HFH [3]	2025	$410	20	US$1.00: C$1.36	2024	$47	—	US$1.00: C$1.31
U.S. dollar-denominated debt (Notes 22, 26(c))	HFH [3]	2025	$1,201	31	US$1.00: C$1.40	2024	$118	1	US$1.00: C$1.31
European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(f))	HFH [5]	2028	$46	13	€1.00: US$1.09	2027	$45	17	€1.00: US$1.09
Derivatives used to manage interest rate risk associated with Non-fixed rate credit facility amounts drawn (Note 26(f))	HFH [3]	2028	$12	—	3.5%	2024	$11	2	3.5%
Derivatives used to manage other price risk associated with Purchase of electrical power	HFT [4]	—	—	—	—	2047	0.4 TWh [8]	14	$30.60/ MWh [8]
				$65				$36
Other long-term assets [2] (Note 20)
Derivatives used to manage currency risk associated with U.S. dollar-denominated long-term debt [6] (Note 26(b))	HFH [3]	2032	$3,069	$86	US$1.00: C$1.32	—	$—	$—	—
European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(f))	HFH [5]	2028	$557	24	€1.00: US$1.09	—	$—	—	—
Derivatives used to manage interest rate risk associated with Non-fixed rate credit facility amounts drawn (Note 26(f))	HFH [3]	2028	$211	3	3.5%	—	$—	—	—
Derivatives used to manage other price risk associated with Purchase of electrical power	HFT [4]	—	—	—	—	2047	6.9 TWh [8]	179	$39.52/ MWh [8]
				$113				$179
Current derivative liabilities [2]
Derivatives used to manage currency risk associated with
U.S. dollar-denominated transactions	HFT [4]	2025	$129	$3	US$1.00: ₱57	2024	$18	$—	US$1.00: ₱55
U.S. dollar-denominated purchases	HFH [3]	2025	$30	—	US$1.00: C$1.42	2024	$401	7	US$1.00: C$1.34
U.S. dollar-denominated debt (Notes 22, 26(c))	HFH [3]	2025	$1,117	2	US$1.00: C$1.44	2024	$943	18	US$1.00: C$1.35
Derivatives used to manage other price risk associated with Purchase of electrical power	HFT [4]	2047	0.4 TWh [8]	6	$31.76/MWh [8]	—	$—	—	—
				$11				$25
Other long-term liabilities [2] (Note 27)
Derivatives used to manage currency risk associated with U.S. dollar-denominated long-term debt [6] (Note 26(c))	HFH [3]	2049	$3,378	$86	US$1.00: C$1.30	2049	$6,610	$176	US$1.00: C$1.31
European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(f))	HFH [5]	—	$—	—	—	2027	$591	13	€1.00: US$1.09
Derivatives used to manage interest rate risk associated with Non-fixed rate credit facility amounts drawn (Note 26(f))	HFH [3]	—	$—	—	—	2028	$205	2	3.6%
Derivatives used to manage other price risk associated with Purchase of electrical power	HFT [4]	2047	6.5 TWh [8]	32	$40.49/MWh [8]	—	$—	—	—
				$118				$191

40 | December 31, 2024

notes to consolidated financial statements

1

Fair value measured at the reporting date using significant other observable inputs (Level 2), except the fair value of virtual power purchase agreements (which we use to manage the price risk associated with the purchase of electrical power), which is measured at the reporting date using significant unobservable inputs (Level 3). Changes in the fair value of derivative financial instruments classified as Level 3 in the fair value hierarchy were as follows:

Years ended December 31	2024	2023
Unrealized changes in virtual power purchase agreements forward element
Included in net income, excluding income taxes	$(231)	$—
Balance, beginning of period - asset (liability)	193	193
Balance, end of period - asset (liability)	$(38)	$193

2	Caption reflects line item where derivative financial instruments are presented in the Consolidated statements of financial position. Derivative financial assets and liabilities are not set off.
3

Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

4	Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.
5

Designated as a hedge of a net investment in a foreign operation; hedge accounting is applied. Hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

6

We designate only the spot element as the hedging item. As at December 31, 2024, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $(22) (2023 – $163).

7

We designate only the spot element as the hedging item. As at December 31, 2024, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $2 (2023 – $3).

8	Terawatt hours (TWh) are 1x10[9] kilowatt hours and megawatt hours (MWh) are 1x10[3] kilowatt hours.

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

As at December 31 (millions)	2024		2023
	Carrying		Carrying
	value	Fair value	value	Fair value
Long-term debt, excluding leases (Note 26)	$25,972	$25,285	$24,735	$23,853

December 31, 2024 | 41

notes to consolidated financial statements

(i)	Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (b), would be the primary source of hedge ineffectiveness. There was no ineffective portion of the derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss)
	recognized in other		Gain (loss) reclassified from other comprehensive
	comprehensive income		income to income (effective portion) (Note 11)
	(effective portion) (Note 11)			Amount
Years ended December 31 (millions)	2024	2023	Location	2024	2023
Derivatives used to manage currency risk associated with
U.S. dollar-denominated purchases	$34	$(7)	Goods and services purchased	$9	$17
U.S. dollar-denominated debt [1] Notes 22,26(b)-(c)	266	(222)	Financing costs	470	(108)
Net investment in a foreign operation [2]	55	(32)	Financing costs	22	7
	355	(261)		501	(84)
Derivatives used to manage other market risks
Other	6	(3)	Financing costs	4	(4)
	$361	$(264)		$505	$(88)

1

Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the year ended December 31, 2024, totalled $(185) (2023 – $40).

2

Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the year ended December 31, 2024, totalled $(1) (2023 – $2).

The following table sets out the gains and losses included in Financing costs in the Consolidated statements of income and other comprehensive income that arise from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship.

	Gain (loss) on derivatives recognized in income
Years ended December 31 (millions)	2024	2023
Derivatives used to manage currency risk	$(6)	$5
Unrealized changes in virtual power purchase agreements forward element	$(231)	$—

5	segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. We have embarked upon the modification of our internal and external reporting processes, systems and internal controls arising from the acquisition and ongoing integration of LifeWorks Inc. and correspondingly we are assessing our segmented reporting structure.

42 | December 31, 2024

notes to consolidated financial statements

The TELUS technology solutions segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation); healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The TELUS digital experience segment (formerly the digitally-led customer experiences – TELUS International (DLCX) segment), which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation solutions, including artificial intelligence and content management, provided by our TELUS International (Cda) Inc. subsidiary.

Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliation thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

	TELUS technology solutions						TELUS digital
	Mobile		Fixed		Segment total		experience [1]		Eliminations		Total
Years ended December 31 (millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Operating revenues
External revenues
Service	$7,099	$7,059	$7,757	$7,550	$14,856	$14,609	$2,732	$2,899	$—	$—	$17,588	$17,508
Equipment	2,256	2,158	295	339	2,551	2,497	—	—	—	—	2,551	2,497
Revenues arising from contracts with customers	$9,355	$9,217	$8,052	$7,889	17,407	17,106	2,732	2,899	—	—	20,139	20,005
Other income (Note 7)					164	84	83	27	—	—	247	111
					17,571	17,190	2,815	2,926	—	—	20,386	20,116
Intersegment revenues					12	15	909	756	(921)	(771)	—	—
					$17,583	$17,205	$3,724	$3,682	$(921)	$(771)	$20,386	$20,116
EBITDA [2]					$6,292	$5,722	$598	$709	$(50)	$—	$6,840	$6,431
Restructuring and other costs included in EBITDA (Note 16)					432	653	61	65	—	—	493	718
Adjusted EBITDA [2]					$6,724	$6,375	$659	$774	$(50)	$—	$7,333	$7,149
Capital expenditures [3]					$2,540	$2,697	$143	$125	$(48)	$—	$2,635	$2,822
Adjusted EBITDA less capital expenditures [2]					$4,184	$3,678	$516	$649	$(2)	$—	$4,698	$4,327
Operating revenues – external and other income (above)					$17,583	$17,205	$3,724	$3,682	$(921)	$(771)	$20,386	$20,116
Goods and services purchased					7,813	7,649	693	659	(867)	(771)	7,639	7,537
Employee benefits expense					3,478	3,834	2,433	2,314	(4)	—	5,907	6,148
EBITDA (above)					$6,292	$5,722	$598	$709	$(50)	$—	6,840	6,431

									Depreciation		2,513	2,514
									Amortization of intangible assets		1,523	1,555
									Operating income		2,804	2,362
									Financing costs		1,576	1,273
									Income before income taxes		$1,228	$1,089

1

The TELUS digital experience segment (formerly the digitally-led customer experiences – TELUS International segment) is comprised of our consolidated TELUS International (Cda) Inc. subsidiary. All of our other international operations are included in the TELUS technology solutions segment.

December 31, 2024 | 43

notes to consolidated financial statements

2

Earnings before interest, income taxes, depreciation and amortization (EBITDA), both unadjusted and adjusted, are not standardized financial measures under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers (including those disclosed by TELUS International (Cda) Inc.); we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We calculate adjusted EBITDA to exclude items that do not reflect our ongoing operations and, in our opinion, should not be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt. We report EBITDA, adjusted EBITDA and adjusted EBITDA less capital expenditures because they are key measures that management uses to evaluate the performance of our business, and EBITDA is also utilized in determining compliance with certain debt covenants.

3

See Note 31(a) for a reconciliation of capital asset additions, excluding spectrum licences, to cash payments for capital assets, excluding spectrum licences, reported in the Consolidated statements of cash flows.

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location in which the goods and/or services are provided; for the year ended December 31, 2024, we attributed approximately $3.7 billion (2023 – $3.8 billion) of our revenues to countries other than Canada (our country of domicile). We do not have significant amounts of property, plant and equipment located outside of Canada. As at December 31, 2024, on a historical cost basis, we had approximately $3.2 billion (2023 – $3.2 billion) and approximately $4.2 billion (2023 – $3.8 billion) of intangible assets and goodwill, respectively, located outside of Canada.

6revenue from contracts with customers

(a)	Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or the completion of fulfilling, future contracted performance obligations, which are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

As at December 31 (millions)	2024	2023
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period 1, [2]
During the 12-month period ending one year hence	$2,408	$2,576
During the 12-month period ending two years hence	976	1,022
Thereafter	116	107
	$3,500	$3,705

1

Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

2

IFRS Accounting Standards require the explanation of when we might expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

44 | December 31, 2024

notes to consolidated financial statements

(b)Accounts receivable

As at December 31 (millions)	Note	2024	2023
Customer accounts receivable		$2,844	$2,938
Allowance for doubtful accounts	4(b)	(119)	(103)
Billed customer accounts receivable, net of allowance for doubtful accounts		2,725	2,835
Accrued receivables – customer		604	480
Billed and unbilled customer accounts receivable, net of allowance for doubtful accounts		3,329	3,315
Accrued receivables – other		360	282
Accounts receivable – current		$3,689	$3,597

(c)Contract assets

Years ended December 31 (millions)	Note	2024	2023
Balance, beginning of period		$898	$908
Net additions arising from operations		1,653	1,531
Amounts billed in the period and thus reclassified to accounts receivable		(1,614)	(1,550)
Change in impairment allowance, net	4(b)	1	4
Other		1	5
Balance, end of period [1]		$939	$898
Reconciliation of contract assets presented in the Consolidated statements of financial position – current
Gross contract assets		$614	$595
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities	24	(17)	(13)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets	24	(132)	(137)
		$465	$445

1	Timing of amounts to be billed and thus reclassified to accounts receivable is set out in Note 4(b).

7other income

Years ended December 31 (millions)	Note	2024	2023
Government assistance		$5	$13
Other sublease revenue	19	8	5
Gain on contributions of real estate to joint ventures	21(a)	110	35
Investment income (loss), gain (loss) on disposal of assets and other [1]		24	(16)
Interest income	21(a)	6	6
Changes in provisions related to business combinations	25	94	68
		$247	$111

1

For the year ended December 31, 2024, includes a $30 gain arising from the cessation of leases with the TELUS Sky real estate joint venture upon the acquisition of the commercial parcel of the TELUS Sky project (see Note 30(c)). Such gain excludes the real estate joint ventures’ comprehensive income (loss) attributable to us (see Note 21 (a)).

We receive government assistance, as defined by IFRS Accounting Standards, from a number of sources and, if not in respect of capital, we generally include such amounts received in Other income. We recognize such amounts on an accrual basis as the subsidized services are provided or as the subsidized costs are incurred.

December 31, 2024 | 45

notes to consolidated financial statements

Government of Quebec

Salaries for qualifying employment positions in the province of Quebec, mainly in the information technology sector, are eligible for tax credits. In respect of such tax credits, for the year ended December 31, 2024, we recorded $5 million (2023 – $3 million).

8employee benefits expense

Years ended December 31 (millions)	Note	2024	2023
Employee benefits expense – gross
Wages and salaries		$5,581	$5,763
Share-based compensation [1]	14	195	172
Pensions – defined benefit [2]	15(a)	73	62
Pensions – defined contribution	15(f)	122	130
Restructuring costs [1,2]	16(a)	305	440
Employee health and other benefits		287	284
		6,563	6,851
Capitalized internal labour costs, net
Contract acquisition costs	20
Capitalized		(98)	(91)
Amortized		94	93
Contract fulfilment costs	20
Capitalized		(32)	(24)
Amortized		6	4
Property, plant and equipment		(323)	(366)
Intangible assets subject to amortization		(303)	(319)
		(656)	(703)
		$5,907	$6,148

1

For the year ended December 31, 2024, $NIL (2023 – $(1)) and $4 (2023 – $NIL) of share-based compensation in the TELUS digital experience segment and the TELUS technology solutions segment, respectively, was included in restructuring costs.

2	For the year ended December 31, 2024, $NIL (2023 – $10) of defined benefit pension expense for the TELUS technology solutions segment was included in restructuring and other costs.

46 | December 31, 2024

notes to consolidated financial statements

9financing costs

Years ended December 31 (millions)	Note	2024	2023
Interest expense
From transactions that only involve the raising of finance
Long-term debt, excluding lease liabilities and other
Gross		$1,168	$1,095
Capitalized [1]	18(a)	(21)	(6)
Net		1,147	1,089
Short-term borrowings and other		41	25
		1,188	1,114
From transactions that do not only involve the raising of finance
Long-term debt – lease liabilities	19,26(h)	166	133
Long-term debt – other	26(g)	22	9
Employee defined benefit plans net interest	15	9	7
Accretion on provisions	25	29	30
		226	179
		1,414	1,293
Other
Foreign exchange		(36)	3
Unrealized changes in virtual power purchase agreements forward element		231	—
		1,609	1,296
Interest income		(33)	(23)
		$1,576	$1,273
Net interest cost	3	$1,357	$1,272
Interest expense on long-term debt, excluding lease liabilities and other – capitalized [1]		(21)	(6)
Employee defined benefit plans net interest		9	7
Unrealized changes in virtual power purchase agreements forward element		231	—
		$1,576	$1,273

1	Interest on long-term debt, excluding lease liabilities, at a composite rate of 5.3% (2023 – 3.1%) was capitalized to intangible assets with indefinite lives during the period.

10	income taxes

(a)Expense composition and rate reconciliation

Years ended December 31 (millions)	2024	2023
Current income tax expense
For the current reporting period	$492	$402
Adjustments recognized in the current period for income taxes of prior periods	(37)	(40)
Pillar Two global minimum tax	2	—
	457	362
Deferred income tax expense
Arising from the origination and reversal of temporary differences	(170)	(136)
Adjustments recognized in the current period for income taxes of prior periods	3	(4)
	(167)	(140)
	$290	$222

December 31, 2024 | 47

notes to consolidated financial statements

Our income tax expense and effective income tax rate differ from those computed by applying the applicable statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2024		2023
Income taxes computed at applicable statutory rates	$301	24.5%	$255	23.5%
Adjustments recognized in the current period for income taxes of prior periods	(34)	(2.8)	(44)	(4.0)
Pillar Two global minimum tax	2	0.2	—	—
(Non-taxable) non-deductible amounts, net	(23)	(2.0)	(19)	(1.7)
Withholding and other taxes	35	2.9	24	2.1
Losses not recognized	4	0.4	12	1.1
Foreign tax differential	(1)	(0.1)	(13)	(1.3)
Other	6	0.5	7	0.6
Income tax expense per Consolidated statements of income and other comprehensive income	$290	23.6%	$222	20.3%

The Organisation for Economic Co-operation and Development’s Pillar Two model rules are intended to ensure that large multinational corporations are subject to a minimum income tax rate of 15% in every jurisdiction in which they operate. We are subject to the global minimum top-up income tax under Pillar Two tax legislation. The top-up income tax relates primarily to our operations in Bulgaria and Ireland, where the statutory income tax rates are 10% and 12.5%, respectively. As at December 31, 2024, both Bulgaria and Ireland have enacted global minimum income tax into domestic tax legislation effective January 1, 2024. As a result, our Bulgarian and Irish subsidiaries will be liable for the top-up income tax, rather than the ultimate Canadian parent company. During the year ended December 31, 2024, the Company recognized a current income tax expense of $2 million related to the Pillar Two tax.

We have applied a temporary mandatory relief from deferred income tax accounting for the impacts of the top - up income tax and it is recognized as a current income tax in the period it is incurred.

(b)Temporary differences

We must make significant estimates in respect of the composition of our deferred income tax liability. Our operations are complex and the related income tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some income tax matters in question.

48 | December 31, 2024

notes to consolidated financial statements

Our estimates of the temporary differences comprising the net deferred income tax liability and the amounts of deferred income taxes recognized in the Consolidated statements of income and other comprehensive income and the Consolidated statements of changes in owners’ equity are set out in the following table.

	Property, plant
	and		Property, plant
	equipment		and
	(owned) and		equipment				Losses	Share-based	Net
	intangible	Intangible	(leased), net	Contract		Provisions not	available to	compensation	deferred
	assets subject	assets with	of lease	assets and	Net pension	currently	be carried	amounts and	income
(millions)	to amortization	indefinite lives	liabilities	liabilities	amounts	deductible	forward [1]	other	tax liability
Balance as at January 1, 2023	$2,846	$1,856	$(32)	$105	$(34)	$(150)	$(144)	$(11)	$4,436
Deferred income tax expense recognized in Net income	(237)	89	75	21	(16)	(52)	(37)	17	(140)
Other comprehensive income	—	—	—	—	—	—	—	(40)	(40)
Deferred income taxes charged directly to owners’ equity and other	121	—	—	—	—	(2)	(21)	(2)	96
Balance as at December 31, 2023	2,730	1,945	43	126	(50)	(204)	(202)	(36)	4,352
Deferred income tax expense recognized in Net income	(88)	80	(38)	42	(13)	(5)	(36)	(109)	(167)
Other comprehensive income	—	—	—	—	2	—	—	(47)	(45)
Deferred income taxes charged directly to owners’ equity and other (Note 18(b))	51	—	—	—	—	(3)	(7)	32	73
Balance as at December 31, 2024	$2,693	$2,025	$5	$168	$(61)	$(212)	$(245)	$(160)	$4,213

1	We expect to be able to utilize our non-capital losses before their expiry.

Temporary differences arise from the carrying value of investments in subsidiaries and partnerships exceeding their tax base, for which no deferred income tax liabilities have been recognized because the parent is able to control the timing of the reversal of the differences and it is probable that they will not reverse in the foreseeable future. In our specific instance, this is relevant to our investments in Canadian subsidiaries and Canadian partnerships. We are not required to recognize such deferred income tax liabilities, as we are in a position to control the timing and manner of the reversal of the temporary differences, which would not be expected to be exigible to income tax, and it is probable that such differences will not reverse in the foreseeable future. We are in a position to control the timing and manner of the reversal of the temporary differences in respect of our non-Canadian subsidiaries, and it is probable that such differences will not reverse in the foreseeable future.

(c)Other

We conduct research and development activities, which may be eligible to earn Investment Tax Credits. During the year ended December 31, 2024, we recorded Investment Tax Credits of $51 million (2023 – $25 million). Of this amount, $48 million (2023 – $19 million) was recorded as a reduction of property, plant and equipment and/or intangible assets and the balance was recorded as a reduction of goods and services purchased.

December 31, 2024 | 49

notes to consolidated financial statements

11other comprehensive income

			Year ended December 31, 2023				Year ended December 31, 2024
		Accumulated
		balance,				Accumulated				Accumulated
		beginning of	Amount	Income		balance, end	Amount	Income		balance, end
(millions)	Note	period	arising	taxes	Net	of period	arising	taxes	Net	of period
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	4(i)	—	—	—	—	—	—	—	—	—
Derivatives used to manage currency risk
Unrealized gains (losses) arising		—	$(261)	$(53)	—	—	$355	$32	—	—
Realized (gains) losses reclassified to net income		—	84	14	—	—	(501)	(76)	—	—
		$(20)	(177)	(39)	$(138)	$(158)	(146)	(44)	$(102)	$(260)
Derivatives used to manage other market risks
Unrealized gains (losses) arising		—	(3)	(1)	—	—	6	2	—	—
Realized (gains) losses reclassified to net income		—	4	1	—	—	(4)	(1)	—	—
		(3)	1	—	1	(2)	2	1	1	(1)
Total		(23)	(176)	(39)	(137)	(160)	(144)	(43)	(101)	(261)
Cumulative foreign currency translation adjustment		66	(30)	—	(30)	36	133	—	133	169
Item never reclassified to income
Change in measurement of investment financial assets		—	—	—	—	—	—	—	—	—
Unrealized gains (losses) arising		—	(4)	—	—	—	(14)	(2)	—	—
Realized gains (losses)		—	(9)	(1)	—	—	(10)	(2)	—	—
		90	(13)	(1)	(12)	78	(24)	(4)	(20)	58
Accumulated other comprehensive income (loss)		$133	(219)	(40)	(179)	$(46)	(35)	(47)	12	$(34)
Attributable to:
Common Shares		$110	—	—	—	$(44)	—	—	—	$(105)
Non-controlling interests		23	—	—	—	(2)	—	—	—	71
		$133	—	—	—	$(46)	—	—	—	$(34)
Item never reclassified to income
Employee defined benefit plan re-measurements	15(a)	—	1	—	1	—	7	2	5	—
Other comprehensive income (loss)		—	$(218)	(40)	$(178)	—	$(28)	(45)	$17	—

50 | December 31, 2024

notes to consolidated financial statements

12	per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share unit awards.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

Years ended December 31 (millions)	2024	2023
Basic total weighted average number of Common Shares outstanding	1,488	1,451
Effect of dilutive securities – Restricted share units	5	6
Diluted total weighted average number of Common Shares outstanding	1,493	1,457

For the years ended December 31, 2024 and 2023, no outstanding equity-settled restricted share unit awards were excluded in the calculation of diluted income per Common Share. For the year ended December 31, 2024, less than 1 million (2023 – less than 1 million) TELUS Corporation share option awards were excluded in the calculation of diluted income per Common Share.

13	dividends per share

(a)TELUS Corporation Common Share dividends declared

Years ended December 31 (millions except per share amounts)
TELUS Corporation	Declared		Paid to
Common Share dividends	Effective	Per share	shareholders	Total
2024
Quarter 1 dividend	Mar. 11, 2024	$0.3761	Apr. 1, 2024	$554
Quarter 2 dividend	Jun 10, 2024	0.3891	July 2, 2024	577
Quarter 3 dividend	Sept. 10, 2024	0.3891	Oct. 1, 2024	578
Quarter 4 dividend	Dec. 11, 2024	0.4023	Jan. 2, 2025	605
		$1.5566		$2,314
2023
Quarter 1 dividend	Mar. 10, 2023	$0.3511	Apr. 3, 2023	$506
Quarter 2 dividend	June 8, 2023	0.3636	July 4, 2023	526
Quarter 3 dividend	Sept. 8, 2023	0.3636	Oct. 3, 2023	529
Quarter 4 dividend	Dec. 11, 2023	0.3761	Jan. 2, 2024	550
		$1.4544		$2,111

On February 12, 2025, the Board of Directors declared a quarterly dividend of $0.4023 per share on issued and outstanding TELUS Corporation Common Shares payable on April 1, 2025, to holders of record at the close of business on March 11, 2025. The final amount of the dividend payment depends upon the number of TELUS Corporation Common Shares issued and outstanding at the close of business on March 11, 2025.

(b)	Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of TELUS Corporation Common Shares may acquire additional TELUS Corporation Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this plan, we have the option of offering TELUS Corporation Common Shares from Treasury or having the trustee acquire TELUS Corporation Common Shares in the stock market. At our discretion, under the plan, we may offer TELUS Corporation Common Shares at a discount of up to 5% from the market price. Effective with our dividends paid October 1, 2019, we have offered TELUS Corporation Common Shares from Treasury at a discount of 2%. During the year ended December 31, 2024, eligible shareholders who participated in the plan elected to reinvest dividends declared of $655 million (2023 –$702 million).

December 31, 2024 | 51

notes to consolidated financial statements

14	share-based compensation
(a)	Details of share-based compensation expense

Included in Employee benefits expense in the Consolidated statements of income and other comprehensive income, and in Cash provided by operating activities in the Consolidated statements of cash flows, are the share-based compensation amounts set out in the accompanying table.

Years ended December 31 (millions)		2024			2023
			Associated	Statement		Associated	Statement
		Employee	operating	of cash	Employee	operating	of cash
		benefits	cash	flows	benefits	cash	flows
	Note	expense [1]	outflows	adjustment	expense	outflows	adjustment
Restricted share units	(b)	$164	$(14)	$150	$127	$(9)	$118
Employee share purchase plan	(c)	34	(34)	—	43	(43)	—
Share option awards	(d)	1	—	1	1	(2)	(1)
		$199	$(48)	$151	$171	$(54)	$117
TELUS technology solutions		$150	$(42)	$108	$144	$(45)	$99
TELUS digital experience [2]		49	(6)	43	27	(9)	18
		$199	$(48)	$151	$171	$(54)	$117

1	Within employee benefits expense (see Note 8) for the year ended December 31, 2024, restricted share units expense of $160 (2023 – $128) is presented as share-based compensation expense and the balance is included in restructuring costs (see Note 16) of the TELUS technology solutions segment.
2	During 2024, the written put options in respect of non-controlling interests associated with the WillowTree acquisition were renegotiated, which resulted in: a change in provisions for business combinations (see Notes 7, 25); the institution of a maximum payout for the non-controlling interests associated with the WillowTree acquisition; and the awarding of share-based compensation. The expense associated with these awards was $21 for the year ended December 31, 2024.

(b)	Restricted share units

General

We use restricted share units as a form of retention and incentive compensation. Each restricted share unit is nominally equal in value to one equity share and is entitled to notional dividends as if it were an issued and outstanding equity share. These notional dividends are recorded as additional issuances of restricted share units. Due to the notional dividend mechanism, the grant-date fair value of restricted share units equals the grant-date fair market value of the corresponding equity shares, other than for the restricted share units affected by the relative total shareholder return performance condition (for which a grant-date fair value is determined using a Monte Carlo simulation).

Restricted share units generally become payable when vesting is complete; TELUS Corporation restricted share units typically vest over a period of 33 months (the requisite service period) and TELUS International (Cda) Inc. restricted share units typically vest over a period of 48 months (the requisite service period). The vesting method of restricted share units, which is determined on or before the date of grant, may be either cliff or graded; the majority of TELUS Corporation restricted share units outstanding are cliff-vesting and the majority of TELUS International (Cda) Inc. restricted share units outstanding are graded-vesting.

Accounting for restricted share units, either as equity instruments or as liability instruments, is based upon the expected manner of their settlement when they are granted. Grants of TELUS Corporation restricted share units before fiscal 2019, and grants of TELUS International (Cda) Inc. restricted share units before fiscal 2021, were accounted for as liability instruments, as the associated obligations were normally expected to be cash - settled when granted.

52 | December 31, 2024

notes to consolidated financial statements

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% – 200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on TELUS Corporation Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted share units affected by the total customer connections performance condition equals the fair market value of the corresponding TELUS Corporation Common Shares at the grant date; we include this notional subset in the presentation of our restricted share units with only service conditions. For the notional subset of our restricted share units affected by the relative total shareholder return performance condition, we estimate fair value using a Monte Carlo simulation due to the variable payout. Restricted share units granted in 2024 and 2023 are accounted for as equity-settled, based on their expected settlement method when granted.

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

As at December 31	2024	2023
Restricted share units without market performance conditions
Restricted share units with service conditions only	6,896,228	5,769,038
Notional subset affected by non-market performance conditions	556,308	429,281
	7,452,536	6,198,319
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	1,513,481	1,191,563
Number of non-vested restricted share units	8,966,017	7,389,882

December 31, 2024 | 53

notes to consolidated financial statements

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

			Weighted
	Number of restricted		average
	share units [1]		grant-date
	Non-vested	Vested	fair value
Outstanding, January 1, 2023
Non-vested	5,581,483	—	$30.62
Vested	—	35,819	$27.00
Granted
Initial award	3,806,458	—	$27.07
In lieu of dividends	459,742	2,049	$24.98
Variable payout related	29,244	—	$25.97
Vested	(3,090,935)	3,090,935	$26.41
Settled
In equity	—	(2,927,106)	$26.35
In cash	—	(169,176)	$27.19
Forfeited	(587,673)	—	$28.37
Outstanding, December 31, 2023
Non-vested	6,198,319	—	$28.68
Vested	—	32,521	$28.97
Granted
Initial award	4,471,168	—	$23.88
In lieu of dividends	633,807	2,289	$21.81
Vested	(3,207,355)	3,207,355	$29.68
Settled
In equity	—	(2,828,666)	$30.05
In cash	—	(380,776)	$27.18
Forfeited	(643,403)	—	$26.21
Outstanding, December 31, 2024
Non-vested	7,452,536	—	$25.03
Vested	—	32,723	$26.17

1	Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

54 | December 31, 2024

notes to consolidated financial statements

TELUS International (Cda) Inc. restricted share units

We also award restricted share units that largely have the same features as the TELUS Corporation restricted share units. One subset of these units has a variable payout (0% – 200%) that depends upon TELUS International (Cda) Inc. financial performance (with a weighting of 50%) and the total shareholder return of TELUS International (Cda) Inc. subordinate voting shares relative to an international peer group of customer experience and digital IT services companies (with a weighting of 50%). Another subset of these units has a variable payout (0% – 300%) that depends upon the financial performance of certain TELUS Digital Experience products and services. For the notional subset of units affected by financial performance conditions, the grant-date fair value equals the fair market value of the corresponding subordinate voting shares at the grant date. For the notional subset of our restricted share units affected by the relative total shareholder return performance condition, we estimate fair value using a Monte Carlo simulation due to the variable payout. Restricted share units granted in 2024 and 2023 are accounted for as equity-settled, based on their expected settlement method when granted.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted share units.

			Weighted
	Number of restricted		average
	share units		grant-date
	Non-vested	Vested	fair value
Outstanding, January 1, 2023	1,605,821	—	US$	27.10
Granted – initial award	1,567,809	770,043	US$	15.34
Vested	(423,501)	423,501	US$	26.49
Settled in equity	—	(1,193,544)	US$	17.01
Forfeited	(134,383)	—	US$	23.80
Outstanding, December 31, 2023	2,615,746	—	US$	21.36
Granted – initial award	19,933,019	528,234	US$	5.30
Vested	(1,187,336)	1,187,336	US$	16.85
Settled in equity	—	(1,715,570)	US$	12.72
Forfeited	(1,180,493)	—	US$	12.51
Outstanding, December 31, 2024	20,180,936	—	US$	6.33

(c)	TELUS Corporation employee share purchase plan

We have an employee share purchase plan under which eligible employees can purchase TELUS Corporation Common Shares through regular payroll deductions. In respect of TELUS Corporation Common Shares held within the employee share purchase plan, dividends declared thereon during the year ended December 31, 2024, of $54 million (2023 – $53 million) were to be reinvested in TELUS Corporation Common Shares acquired by the trustee from Treasury, with a discount applicable, as set out in Note 13(b).

(d)Share option awards

General

We use share option awards as a form of retention and incentive compensation. For these awards granted to officers and other employees, we apply the fair value method of accounting. Typically share option awards have a three-year vesting period (the requisite service period). The vesting method of share option awards can be either cliff or graded, determined on or before the grant date; all TELUS Corporation share option awards granted after 2004 have been cliff-vesting.

December 31, 2024 | 55

notes to consolidated financial statements

The weighted average fair value of share option awards granted is calculated by using a Black-Scholes model (a closed-form option pricing model). The risk-free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on our historical share option award exercise data. Similarly, expected volatility considers the historical volatility in the price of our Common Shares in respect of TELUS Corporation share options and the average historical volatility in the prices of a peer group’s shares, and in the price of TELUS International (Cda) Inc.’s subordinate voting shares in respect of TELUS International (Cda) Inc. share options. The dividend yield is the annualized dividend current at the time of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

TELUS Corporation share options

Employees may be granted share option awards to purchase TELUS Corporation Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the date of grant.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Year ended December 31	2024		2023
	Number of	Weighted	Number of	Weighted
	share	average share	share	average share
	options	option price [1]	options	option price
Outstanding, beginning of period	1,778,901	$22.35	2,755,300	$22.05
Exercised [2]	(101,700)	$21.29	(774,899)	$21.35
Forfeited	(157,700)	$22.08	(201,500)	$22.11
Outstanding, end of period	1,519,501	$22.45	1,778,901	$22.35
Exercisable, end of period	1,519,501	$22.45	1,518,901	$21.73

1	The weighted average remaining contractual life is 2.5 years.
2	For the year ended December 31, 2024, the weighted average price at the dates of exercise was $23.24 (2023 – $24.67).

56 | December 31, 2024

notes to consolidated financial statements

TELUS International (Cda) Inc. share options

Employees may be granted equity share options (equity-settled) to purchase TELUS International (Cda) Inc. subordinate voting shares at an exercise price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to appreciation in the TELUS International (Cda) Inc. subordinate voting share price. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% – 100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non - market quality-of-service performance conditions.

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

Year ended December 31	2024			2023
	Number of	Weighted		Number of	Weighted
	share	average share		share	average share
	options	option price [1]		options	option price
Outstanding, beginning of period	2,536,783	US$	10.39	2,677,297	US$	10.27
Granted	2,909,788	US$	3.69	—	US$	—
Exercised [2]	—	US$	—	(124,337)	US$	8.46
Forfeited	(93,843)	US$	22.73	(16,177)	US$	5.77
Outstanding, end of period	5,352,728	US$	6.53	2,536,783	US$	10.39
Exercisable, end of period	2,363,846	US$	9.32	2,316,683	US$	9.00

1

For 2,899,794 share options, the price is US$3.69 per TELUS International (Cda) Inc. subordinated voting share and the weighted average remaining contractual life is 9.7 years; for 2,096,582 share options, the range of share option prices is US$4.87 – US$8.95 and the weighted average remaining contractual life is 2.0 years; for the balance of share options, the price is US$25.00 and the weighted average remaining contractual life is 6.2 years.

The weighted average fair value of the share option awards granted, and the weighted average assumptions used in the fair value at time of grant, calculated using the Black-Scholes model, are as follows:

Year ended December 31, 2024
Share option award fair value (per share option)	—	—	—	US$	1.50
Risk-free interest rate	—	—	—		2.7%
Expected lives [1] (years)	—	—	—		6.5
Expected volatility	—	—	—		35.4%
Dividend yield	—	—	—		NIL %

1The maximum contractual term of the share option awards granted in 2024 was ten years.

December 31, 2024 | 57

notes to consolidated financial statements

15	employee future benefits

(a)Defined benefit pension plans – summary

Amounts in the primary financial statements related to defined benefit pension plans

Years ended December 31		2024			2023
			Defined benefit			Defined benefit
			obligations			obligations
(millions)	Note	Plan assets	accrued [1]	Net	Plan assets	accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(78)	—	$—	$(75)	—
Benefits earned for past service		—	(6)	—	—	(10)	—
Employees’ contributions		16	—	—	17	—	—
Administrative fees		(5)	—	—	(4)	—	—
		11	(84)	$(73)	13	(85)	$(72)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		421	(387)	—	439	(399)	—
Interest effect on asset ceiling limit		(43)	—	—	(47)	—	—
		378	(387)	(9)	392	(399)	(7)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME [3]		—	—	(82)	—	—	(79)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		279	(13)	—	377	(46)	—
Changes in plan financial assumptions		—	11	—	—	(383)	—
Changes in the effect of limiting net defined benefit plan assets to the asset ceiling		(270)	—	—	51	—	—
		9	(2)	7	428	(429)	(1)
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME [3]		—	—	(75)	—	—	(80)
AMOUNTS INCLUDED IN OPERATING ACTIVITIES CASH FLOWS
Employer contributions		22	—	22	28	—	28
BENEFITS PAID BY PLANS		(510)	510	—	(499)	499	—
PLAN ACCOUNT BALANCES [5]
Change in period		(90)	37	(53)	362	(414)	(52)
Balance, beginning of period		8,352	(8,489)	(137)	7,990	(8,075)	(85)
Balance, end of period		$8,262	$(8,452)	$(190)	$8,352	$(8,489)	$(137)

FUNDED STATUS – PLAN SURPLUS (DEFICIT)
Pension plans that have plan assets in excess of defined benefit obligations accrued [6]	20	$7,409	$(7,152)	$257	$7,519	$(7,203)	$316
Pension plans that have defined benefit obligations accrued in excess of plan assets [7]
Funded		853	(1,076)	(223)	833	(1,068)	(235)
Unfunded		—	(224)	(224)	—	(218)	(218)
	27	853	(1,300)	(447)	833	(1,286)	(453)
		$8,262	$(8,452)	$(190)	$8,352	$(8,489)	$(137)
PBSR SOLVENCY POSITION [8]
Pension plans that have plan assets in excess of defined benefit obligations accrued		—	—	$2,304	—	—	$1,856
Funded pension plans that have defined benefit obligations accrued in excess of plan assets		—	—	—	—	—	—
		—	—	$2,304	—	—	$1,856
DEFINED BENEFIT OBLIGATIONS ACCRUED OWED TO:
Active members		—	$(1,622)	—	—	$(1,815)	—
Deferred members		—	(403)	—	—	(382)	—
Pensioners		—	(6,427)	—	—	(6,292)	—
		—	$(8,452)	—	—	$(8,489)	—

1	Defined benefit obligations accrued are the actuarial present values of benefits attributed to employee services rendered to a particular date.

58 | December 31, 2024

notes to consolidated financial statements

2

The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued at the end of the immediately preceding fiscal year.

3	Excluding income taxes.
4

Financial assumptions in respect of plan assets (interest income on plan assets included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued) and demographic assumptions in respect of the actuarial present values of the defined benefit obligations accrued, as at the end of the immediately preceding fiscal year for both.

5	The measurement date used to determine the plan assets and defined benefit obligations accrued was December 31.
6	Presented in the Consolidated statements of financial position as Other long-term assets.
7	Presented in the Consolidated statements of financial position as Other long-term liabilities.
8

The Office of the Superintendent of Financial Institutions, by way of the Pension Benefits Standards Regulations, 1985 (PBSR) (see (e)), requires that a solvency valuation be performed on a periodic basis. The actual PBSR solvency positions are determined in conjunction with mid-year annual funding reports prepared by actuaries (see (e)); as a result, the PBSR solvency positions in this table as at December 31, 2024 and 2023, are interim estimates and updated estimates, respectively. The interim estimate as at December 31, 2023, was a net surplus of $1,910.

Interim estimated solvency ratios as at December 31, 2024, ranged from 120% to 138% (2023 – updated estimate is 115% to 129%; interim estimate was 117% to 131%) and the estimated three-year average solvency ratios, adjusted as required by the PBSR, ranged from 116% to 132% (2023 – updated estimate is 112% to 125%; interim estimate was 112% to 126%).

The solvency valuation effectively uses the fair value of the funded defined benefit pension plan assets, adjusted for theoretical wind-up expenses and excluding any asset ceiling limit effects, to measure the solvency valuation assets. While the defined benefit obligations accrued and the solvency valuation liabilities are calculated similarly, their assumptions differ, primarily in respect of retirement ages and discount rates. As well, the solvency valuation liabilities are required to assume that each plan is terminated on the valuation date, and thus they do not reflect assumptions about future compensation levels. Relative to the experience-based estimates of retirement ages used for purposes of determining the defined benefit obligations accrued, the minimum no-consent retirement age used for solvency valuation purposes may result in either a greater or lesser pension liability, depending upon the provisions of each plan. The solvency positions in this table reflect composite weighted average discount rates of 4.7% (2023 – 4.6%). A hypothetical decrease of 25 basis points in the composite weighted average discount rate would result in a $198 decrease in the PBSR solvency position as at December 31, 2024 (2023 – $207); these sensitivities are hypothetical, should be used with caution, are calculated without changing any other assumption and generally cannot be extrapolated because changes in amounts may not be linear.

(b)Pension plans and other defined benefit plans – overview

We have a number of defined benefit and defined contribution plans that provide pension and other retirement and post-employment benefits to most of our employees. As at December 31, 2024 and 2023, all registered defined benefit pension plans were closed to substantially all new participants and substantially all benefits had vested. The benefit plans in which our employees are participants reflect our corporate history.

TELUS Corporation Pension Plan

This contributory defined benefit pension plan covers management and professional employees in Alberta who joined us before January 1, 2001, and certain unionized employees who joined us before June 9, 2011. The plan comprises slightly more than one-half of our total defined benefit obligation accrued. The plan contains a supplemental benefit account that may provide indexation of up to 70% of the annual increase in a specified cost-of-living index. Pensionable remuneration is determined by calculating the average of the best five years of remuneration within the last ten consecutive years preceding retirement.

December 31, 2024 | 59

notes to consolidated financial statements

Pension Plan for Management and Professional Employees of TELUS Corporation

This defined benefit pension plan comprises approximately one-quarter of our total defined benefit obligation accrued and, with certain limited exceptions, ceased accepting new participants on January 1, 2006. The plan provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees annually can choose increased and/or enhanced levels of pension benefits above the base level. At an enhanced level of pension benefits, the plan has indexation of 100% of the annual increase in a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by calculating the annualized average of the best 60 consecutive months of remuneration.

TELUS Québec Defined Benefit Pension Plan

This contributory defined benefit pension plan ceased accepting new participants on April 14, 2009. The plan covers any employee not governed by a collective agreement in Quebec who joined us before April 1, 2006, any non-supervisory employee governed by a collective agreement who joined us before September 6, 2006, and certain other unionized employees. The plan comprises approximately one-tenth of our total defined benefit obligation accrued. The plan has no indexation and pensionable remuneration is determined by calculating the average of the best four years of remuneration.

TELUS Edmonton Pension Plan

This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual increase in a specified cost-of-living index. Pensionable remuneration is determined by calculating the annualized average of the best 60 consecutive months of remuneration. The plan comprises less than one-tenth of our total defined benefit obligation accrued.

Other defined benefit pension plans

In addition to the foregoing plans, we have non-registered, non-contributory supplementary defined benefit pension plans, which have the effect of maintaining the pension benefit earned once the allowable maximums in the registered plans are reached. As is common with non-registered plans of this nature, they are typically funded only as benefits are paid. These plans comprise less than 5% of our total defined benefit obligation accrued.

Telecommunication Workers Pension Plan

A negotiated-cost, target-benefit union pension plan covers certain employees in British Columbia. Our contributions are determined in accordance with provisions of negotiated labour contracts, and are generally based on employee gross earnings. We are not required to guarantee the benefits or ensure the solvency of the plan, nor are we liable for other participating employers’ obligations. For the years ended December 31, 2024 and 2023, our contributions comprised a significant proportion of the employer contributions to this union pension plan; similarly, our active and retired employees represented a significant proportion of the plan participants.

Defined contribution pension plans

We sponsor and primarily offer three contributory defined contribution pension plans, which are available to our non-unionized and certain of our unionized employees. For the years ended December 31, 2024 and 2023, employees could generally contribute between 3% and 10% of their pensionable earnings; generally, we match 100% of contributions of employees up to 6% of their pensionable earnings. Membership in a defined contribution pension plan is generally voluntary until an employee’s second-year service anniversary. When annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered supplementary defined contribution savings plan.

Other defined benefit plans

Other defined benefit plans, all of which are non-contributory and, as at December 31, 2024 and 2023, non-funded, included a healthcare plan for retired employees and a life insurance plan, both of which ceased accepting new participants on January 1, 1997.

60 | December 31, 2024

notes to consolidated financial statements

(c)Plan investment strategies and policies

Our primary goal for the defined benefit pension plans is to ensure the security of the retirement income and other benefits for the plan members and their beneficiaries. A secondary goal is to maximize the long-term rate of return on the defined benefit plans’ assets, while maintaining a level of risk that is acceptable to us.

Risk management

We prioritize absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) over relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and the characteristics of the plans’ memberships significantly influence investment strategies and policies. We manage risk by specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types

Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each plan’s required Statement of Investment Policies and Procedures (SIP&P), which is reviewed and approved annually by the designated governing body. These SIP&P guidelines and limits are further governed by the permitted investments and lending limits set out in the Pension Benefits Standards Regulations, 1985. In addition to conventional investments, each fund’s SIP&P may provide for the use of derivative financial instruments to facilitate investment operations and risk management, provided no short positions are taken and no SIP&P guidelines and limits are violated. Both internally and externally managed funds are prohibited from directly investing in our securities or those of our subsidiaries.

Diversification

Our investment strategy for equity securities is to be broadly diversified across individual securities, industry sectors and geographical regions. We allocate a meaningful portion (20% – 30% of total plan assets) to foreign equity securities, with the intent of further diversifying plan assets. Investments in debt securities may include a meaningful allocation of plan assets to mortgages, with the objective of enhancing cash flow and providing greater flexibility in the management of the bond component of the plan assets. Debt securities may also include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plan assets, hedging of potential long-term inflation and comparatively stable investment income.

Relationship between plan assets and benefit obligations

With the objective of lowering the long-term costs of our defined benefit pension plans, we intentionally mismatch plan assets and benefit obligations. This mismatching is effected by including equity investments in the long-term asset mix, as well as fixed income securities and mortgages with durations that differ from those of the benefit obligations.

As at December 31, 2024, the present value-weighted average timing of estimated cash flows for the obligations (duration) of the defined benefit pension plans was 11.8 years (2023 – 12.0 years). Compensation for liquidity issues that may otherwise have arisen from the asset-obligation mismatch is provided by broadly diversified investment holdings (including cash and short-term investments) and cash flows from dividends, interest and rents from those diversified investment holdings.

December 31, 2024 | 61

notes to consolidated financial statements

Fair value measurements

The following table presents information about the fair value measurements of our defined benefit pension plan assets, along with target asset allocations and actual asset allocations, shown in aggregate.

						Fair value measurements at reporting date using
						Quoted prices in active
						markets for identical items		Other
As at December 31 ($ in millions)	2025	2024		2023		2024	2023	2024	2023
	Target		Percentage of		Percentage of
	allocation of		plan assets		plan assets
	plan assets	Total	at end of year	Total	at end of year
Asset class
Equity securities	25-55%	—	37%	—	38%	—	—	—	—
Canadian	—	$804	—	$832	—	$717	$634	$87	$198
Foreign	—	2,751	—	2,671	—	658	582	2,093	2,089
Debt securities	40-75%	—	49%	—	49%	—	—	—	—
Issued by national, provincial or local governments	—	2,645	—	2,649	—	2,505	2,484	140	165
Corporate debt securities	—	1,159	—	1,060	—	—	—	1,159	1,060
Asset-backed securities	—	3	—	3	—	—	—	3	3
Commercial mortgages	—	911	—	878	—	—	—	911	878
Cash, cash equivalents and other	0-15%	393	5%	269	3%	8	12	385	257
Real estate	10-30%	823	9%	904	10%	—	—	823	904
	—	9,489	—	9,266	—	$3,888	$3,712	$5,601	$5,554
Effect of asset ceiling limit
Beginning of year	—	(914)	—	(918)	—	—	—	—	—
Interest effect on asset ceiling limit	—	(43)	—	(47)	—	—	—	—	—
Change in the effect of limiting net defined benefit assets to the asset ceiling	—	(270)	—	51	—	—	—	—	—
End of year	—	(1,227)	—	(914)	—	—	—	—	—
	—	$8,262	—	$8,352	—	—	—	—	—

As at December 31, 2024, pension benefit trusts that we administered held no TELUS Corporation Common Shares and no TELUS International (Cda) Inc. subordinate voting shares, and also held no debt of TELUS Corporation (see (c) – Allowable and prohibited investment types). As at December 31, 2024 and 2023, pension benefit trusts that we administered did not lease real estate to us.

(d)Assumptions

As referred to in Note 1(b), management is required to make significant estimates related to certain actuarial and economic assumptions that are used in determining defined benefit pension costs, defined benefit obligations accrued and pension plan assets. These significant estimates are long-term in nature, consistent with the nature of employee future benefits.

Demographic assumptions

In determining the defined benefit pension expense recognized in net income for the years ended December 31, 2024 and 2023, we utilized the Canadian Institute of Actuaries CPM 2014 mortality tables.

Financial assumptions

The discount rate, which is used to determine a plan’s defined benefit obligations accrued, is based upon the yield on long-term, high-quality, fixed-term investments, and is set annually. We base the rate of future compensation increases on current benefits policies and economic forecasts.

62 | December 31, 2024

notes to consolidated financial statements

The significant weighted average actuarial assumptions, derived from these estimates, that we use to determine our defined benefit obligations accrued are as follows:

	2024	2023
Mortality assumptions used to determine defined benefit obligations accrued as at December 31
Life expectancy at 65 for a member currently at age 65 (years)	24.3	24.2
Discount rate [1] used to determine:
Net benefit costs for the year ended December 31	4.65%	5.05%
Defined benefit obligations accrued as at December 31	4.65%	4.65%
Current service cost in subsequent fiscal year	4.80%	4.65%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	3.00%	3.00%
Defined benefit obligations accrued as at December 31	3.00%	3.00%

1	The discount rate disclosed in this table reflects the computation of an average discount rate that replicates the estimated timing of the obligation cash flows.

Sensitivity of key assumptions

The sensitivity of our key assumptions for our defined benefit pension plans was as follows:

Years ended, or as at, December 31	2024		2023
	Change in	Change in	Change in	Change in
Increase (decrease) (millions)	obligations	expenses	obligations	expenses
Sensitivity of key demographic assumptions to an increase of one year [1] in life expectancy	$242	$2	$238	$8
Sensitivity of key financial assumptions to a decrease of 25 basis points [1] in:
Discount rate	$250	$4	$256	$10
Rate of future increases in compensation	$(20)	$(1)	$(23)	$(2)

1	These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of obligations and expenses (both employee benefit expense and financing cost). Changes in amounts based on a variation in assumptions of one year or 25 basis points generally cannot be extrapolated because the relationship of the change in an assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligations or change in expenses is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, an increase in the discount rate may result in changes in expectations about the rate of future increases in compensation), which might magnify or counteract the sensitivities.

(e)Employer contributions

The determination of the minimum funding amounts necessary for substantially all of our registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that both going-concern and solvency valuations be performed on a specified periodic basis.

●	Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces our minimum funding requirement for current service costs. The going-concern valuation generally determines any excess of a plan’s assets over its liabilities on a projected benefit basis.

December 31, 2024 | 63

notes to consolidated financial statements

●	As of the date of these consolidated financial statements, the solvency valuation generally requires that if a plan’s average solvency valuation liabilities exceed its assets (calculated as if the plan is terminated on the valuation date), the excess (if any) must be funded, at a minimum, in equal annual amounts over a period not exceeding five years. To manage the risk of overfunding the plans, which results from the solvency valuation utilizing average solvency ratios for funding purposes, our funding may include the provision of letters of credit. As at December 31, 2024 and 2023, there were no undrawn letters of credit securing certain defined benefit pension plan obligations.

Our best estimate of fiscal 2025 employer contributions to our registered defined benefit plans is $NIL. This estimate is based upon the mid-year 2024 annual funding valuations that were prepared by actuaries using December 31, 2023, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2025.

Future benefit payments

Estimated future benefit payments from our funded and unfunded defined benefit pension plans, calculated as at December 31, 2024, are as follows:

Years ending December 31 (millions)	Funded	Unfunded	Total
2025	$478	$21	$499
2026	484	26	510
2027	488	27	515
2028	493	28	521
2029	498	29	527
2030 - 2034	2,555	153	2,708

(f)Defined contribution plans – expense

Our total defined contribution pension plan costs included as Employee benefits expense in the Consolidated statements of income and other comprehensive income are as follows:

Years ended December 31 (millions)	2024	2023
Union pension plan contributions	$13	$17
Other defined contribution pension plans	109	113
	$122	$130

We expect that our 2025 union pension plan and public service pension plan contributions will total approximately $13 million.

(g)Other defined benefit plans

For the year ended December 31, 2024, other defined benefit plan current service cost was $10 million (2023 – $10 million) and employee defined benefit plan remeasurements recognized in other comprehensive income were $NIL (2023 – $(2) million). Estimated future benefit payments from our other defined benefit plans, calculated as at December 31, 2024, are $1 million annually for the five-year period from 2025 to 2029 and $4 million for the five-year period from 2030 to 2034.

16	restructuring and other costs
(a)	Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as further discussed in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or during post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity; significant litigation costs in respect of losses or settlements; and adverse retrospective regulatory decisions.

64 | December 31, 2024

notes to consolidated financial statements

Restructuring and other costs presented in the Consolidated statements of income and other comprehensive income are as follows:

Years ended December 31 (millions)	2024	2023
Restructuring [1] (b)
Goods and services purchased	$178	$178
Employee benefits expense	305	440
	483	618
Other (c)
Goods and services purchased	16	12
Employee benefits expense	(6)	88
	10	100
Total
Goods and services purchased	194	190
Employee benefits expense	299	528
	$493	$718

1

For year ended December 31, 2024, excludes real estate rationalization-related restructuring net impairments of property, plant and equipment of $82 (2023 – $73), which are included in depreciation, and includes a reversal of TELUS Sky lease rationalization of real estate amounts of $38 (2023 – $NIL) previously recorded (see Notes 25, 30(c)).

(b)	Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts for restructuring activities. In 2024, restructuring activities included ongoing and incremental efficiency initiatives, some involving employee-related costs and real estate rationalization. These initiatives were intended to enhance our long-term operating productivity and competitiveness.

(c)	Other

We incurred incremental external costs in connection with business acquisitions during the years ended December 31, 2024 and 2023. We have included in other costs the non-recurring atypical business integration expenditures associated with these business acquisitions, which qualify as neither restructuring costs nor part of the fair value of the net assets acquired.

December 31, 2024 | 65

notes to consolidated financial statements

17	property, plant and equipment

		Owned assets							Right-of-use lease assets (Note 19)
			Buildings and	Computer
		Network	leasehold	hardware		Investment	Assets under		Network	Real
(millions)	Note	assets	improvements	and other	Land	property	construction	Total	assets	estate	Other	Total	Total
AT COST
Balance as at January 1, 2023		$36,036	$3,746	$1,772	$83	$—	$815	$42,452	$835	$2,095	$122	$3,052	$45,504
Additions [1]		1,006	29	62	—	—	803	1,900	473	289	19	781	2,681
Additions arising from business acquisitions		36	13	3	—	—	—	52	—	28	—	28	80
Assets under construction put into service		625	175	126	1	—	(927)	—	—	—	—	—	—
Dispositions, retirements and other		(547)	(129)	(113)	(1)	—	—	(790)	—	(15)	(25)	(40)	(830)
Net foreign exchange differences		(2)	(4)	(8)	—	—	(2)	(16)	—	(11)	—	(11)	(27)
Balance as at December 31, 2023		37,154	3,830	1,842	83	—	689	43,598	1,308	2,386	116	3,810	47,408
Additions [1]	30(c)	881	108	56	9	—	568	1,622	725	258	32	1,015	2,637
Additions arising from business acquisitions	18(b)	—	—	15	—	—	—	15	—	9	—	9	24
Assets under construction put into service		493	120	93	—	46	(752)	—	—	—	—	—	—
Transfers	30(c)	248	93	45	—	—	—	386	(300)	(86)	—	(386)	—
Dispositions, retirements and other		(1,395)	(189)	(215)	(4)	—	—	(1,803)	—	(62)	(26)	(88)	(1,891)
Net foreign exchange differences		3	20	35	—	—	—	58	—	44	—	44	102
Balance as at December 31, 2024		$37,384	$3,982	$1,871	$88	$46	$505	$43,876	$1,733	$2,549	$122	$4,404	$48,280
ACCUMULATED DEPRECIATION
Balance as at January 1, 2023		$24,112	$2,322	$1,094	$—	$—	$—	$27,528	$50	$795	$47	$892	$28,420
Depreciation [2]		1,671	195	216	—	—	—	2,082	122	291	19	432	2,514
Dispositions, retirements and other		(528)	(113)	(81)	—	—	—	(722)	—	(21)	(18)	(39)	(761)
Net foreign exchange differences		(1)	—	(3)	—	—	—	(4)	—	(9)	—	(9)	(13)
Balance as at December 31, 2023		25,254	2,404	1,226	—	—	—	28,884	172	1,056	48	1,276	30,160
Depreciation [2]		1,611	171	199	—	—	—	1,981	193	319	20	532	2,513
Transfers	30(c)	89	23	28	—	—	—	140	(118)	(22)	—	(140)	—
Dispositions, retirements and other		(1,440)	(145)	(145)	—	—	—	(1,730)	—	(46)	(15)	(61)	(1,791)
Net foreign exchange differences		5	14	20	—	—	—	39	—	22	—	22	61
Balance as at December 31, 2024		$25,519	$2,467	$1,328	$—	$—	$—	$29,314	$247	$1,329	$53	$1,629	$30,943
NET BOOK VALUE
Balance as at December 31, 2023		$11,900	$1,426	$616	$83	$—	$689	$14,714	$1,136	$1,330	$68	$2,534	$17,248
Balance as at December 31, 2024		$11,865	$1,515	$543	$88	$46	$505	$14,562	$1,486	$1,220	$69	$2,775	$17,337

1	For the year ended December 31, 2024, additions include $(2) (2023 – $59) in respect of asset retirement obligations (see Note 25).
2	For the year ended December 31, 2024, depreciation includes $79 (2023 – $36) in respect of impairment of real estate right-of-use lease assets, net of impairment reversal of $23 (2023 - $NIL).

As at December 31, 2024, our contractual commitments for the property, plant and equipment acquisitions totalled $267 million over a period ending December 31, 2027 (2023 – $297 million over a period ending December 31, 2027).

66 | December 31, 2024

notes to consolidated financial statements

18	intangible assets and goodwill

(a)Intangible assets and goodwill, net

							Intangible
							assets with
		Intangible assets subject to amortization					indefinite lives
		Customer contracts,		Access to						Total
		related customer		rights-of-way,	Assets			Total		intangible
		relationships and		crowdsource assets	under		Spectrum	intangible		assets and
(millions)	Note	subscriber base	Software	and other	construction	Total	licences	assets	Goodwill [1]	goodwill
AT COST
Balance as at January 1, 2023		$4,489	$7,522	$498	$535	$13,044	$12,215	$25,259	$9,495	$34,754
Additions		—	119	5	857	981	29	1,010	—	1,010
Additions arising from business acquisitions		866	—	131	—	997	—	997	975	1,972
Assets under construction put into service		—	845	17	(862)	—	—	—	—	—
Dispositions, retirements and other (including capitalized interest)	9	47	(570)	(63)	—	(586)	6	(580)	—	(580)
Net foreign exchange differences		(42)	(1)	(6)	—	(49)	—	(49)	(48)	(97)
Balance as at December 31, 2023		5,360	7,915	582	530	14,387	12,250	26,637	10,422	37,059
Additions		35	107	41	865	1,048	936	1,984	—	1,984
Additions arising from business acquisitions	(b)	191	31	5	—	227	—	227	319	546
Assets under construction put into service		—	921	—	(921)	—	—	—	—	—
Dispositions, retirements and other (including capitalized interest)	9	(3)	(331)	(32)	—	(366)	20	(346)	—	(346)
Net foreign exchange differences		159	6	26	—	191	—	191	167	358
Balance as at December 31, 2024		$5,742	$8,649	$622	$474	$15,487	$13,206	$28,693	$10,908	$39,601
ACCUMULATED AMORTIZATION
Balance as at January 1, 2023		$1,082	$4,713	$225	$—	$6,020	$—	$6,020	$364	$6,384
Amortization		473	995	87	—	1,555	—	1,555	—	1,555
Dispositions, retirements and other		(18)	(571)	(64)	—	(653)	—	(653)	—	(653)
Net foreign exchange differences		(4)	(1)	(1)	—	(6)	—	(6)	—	(6)
Balance as at December 31, 2023		1,533	5,136	247	—	6,916	—	6,916	364	7,280
Amortization		473	959	91	—	1,523	—	1,523	—	1,523
Dispositions, retirements and other		1	(330)	(61)	—	(390)	—	(390)	—	(390)
Net foreign exchange differences		36	5	10	—	51	—	51	—	51
Balance as at December 31, 2024		$2,043	$5,770	$287	$—	$8,100	$—	$8,100	$364	$8,464
NET BOOK VALUE
Balance as at December 31, 2023		$3,827	$2,779	$335	$530	$7,471	$12,250	$19,721	$10,058	$29,779
Balance as at December 31, 2024		$3,699	$2,879	$335	$474	$7,387	$13,206	$20,593	$10,544	$31,137

1	Accumulated amortization of goodwill of $364 is amortization recorded before 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

As at December 31, 2024, our contractual commitments for intangible asset acquisitions totalled $37 million over a period ending December 31, 2026 (2023 – $25 million over a period ending December 31, 2026).

The Innovation, Science and Economic Development Canada 3800 MHz band spectrum auction occurred during the period from October 24, 2023, through November 24, 2023. We were the successful auction participant for 1,430 spectrum licences with a total purchase price of $620 million. Following the auction terms, we paid 20% ($124 million) to Innovation, Science and Economic Development Canada on its due date, January 17, 2024, and the remainder on May 29, 2024. We may not commercially use the licences until such time as Innovation, Science and Economic Development Canada determines that we qualify as a radio communications carrier and comply with the Canadian Ownership and Control rules.

During 2024 we obtained the use of AWS - 4 spectrum from the original licensee and have accounted for it as an intangible asset with an indefinite life; Innovation, Science and Economic Development Canada has approved the subordination of the licences. The payment terms for the use of the spectrum are such that an initial amount of $298 million has been accounted for as a long-term liability, as set out in Note 26(g). We also obtained the use of AWS - 4 spectrum from the previous licensee for $17 million; such subordination of licences has been approved by Innovation, Science and Economic Development Canada.

December 31, 2024 | 67

notes to consolidated financial statements

(b)Business acquisitions

Individually immaterial transactions

During the year ended December 31, 2024, we acquired 100% ownership of businesses that were complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacity of the businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

Acquisition-date fair values

Acquisition-date fair values assigned to the assets acquired and liabilities assumed are as follows:

Total of individually
immaterial
(millions)	transactions [1]
Assets
Current assets
Cash	$21
Accounts receivable [2]	39
Income and other taxes receivable	15
Other	6
81
Non-current assets
Property plant and equipment
Owned assets	15
Right-of-use lease assets	9
Intangible assets subject to amortization [3]	227
251
Total identifiable assets acquired	332
Liabilities
Current liabilities
Accounts payable and accrued liabilities	38
Income and other taxes payable	34
Advance billings and customer deposits	22
Provisions	7
Current maturities of long-term debt	44
145
Non-current liabilities
Provisions	1
Long-term debt	6
Deferred income taxes	49
56
Total liabilities assumed	201
Net identifiable assets acquired	131
Goodwill	319
Net assets acquired	$450
Acquisition effected by way of:
Cash consideration	$380
Accounts payable and accrued liabilities	5
Provisions	51
Issue of TELUS Corporation Common Shares [4]	14
$450

1

The purchase price allocation, primarily in respect of customer contracts, related customer relationships and deferred income taxes, had not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of the acquired businesses. Upon having sufficient time to review the books and records of the acquired businesses, we expect to finalize our purchase price allocations.

2

The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimate at the acquisition date of the contractual cash flows expected to be collected.

68 | December 31, 2024

notes to consolidated financial statements

3

Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over a period of 10-15 years, and other intangible assets are expected to be amortized over a period of 5-15 years.

4	The fair value of TELUS Corporation Common Shares was measured based upon market prices observed at the date of acquisition of control.

(c)Intangible assets with indefinite lives – spectrum licences

Our intangible assets with indefinite lives include spectrum licences granted by Innovation, Science and Economic Development Canada, which are used for the provision of both mobile and fixed wireless services. The spectrum licence policy terms indicate that the licences will likely be renewed. We expect our spectrum licences to be renewed every 20 years following a review of our compliance with licence terms. In addition to current usage, our licensed spectrum can be used for planned and new technologies. Based on our assessment of these significant factors combined, we currently consider our spectrum licences to have indefinite lives and, as referred to in Note 1(b), this represents a significant judgment for us.

(d)Impairment testing of intangible assets with indefinite lives and goodwill

General

As referred to in Note 1(f), we periodically test the carrying amounts of intangible assets with indefinite lives and goodwill for impairment and, as referred to in Note 1(b), this test represents a significant estimate and requires significant judgments to be made.

The carrying amounts allocated to the cash-generating units’ intangible assets with indefinite lives and goodwill are as follows:

As at December 31 (millions)	2024	2023
Intangible assets with indefinite lives
TELUS technology solutions	$13,206	$12,250
Goodwill
TELUS technology solutions	7,608	7,296
TELUS digital experience	2,936	2,762
	10,544	10,058
	$23,750	$22,308

The estimates of the recoverable amounts of the cash-generating units’ assets have been calculated using the fair value less costs of disposal method and are categorized as Level 3 fair value measures. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets, given the need to make key economic assumptions about the future.

To validate the results of our recoverable amounts calculations, we employ a market-comparable approach and an analytical review of industry facts and facts that are specific to us. The market-comparable approach uses current (at time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. We also ensure that the combined valuation of our cash-generating units is reasonable based on our current (at time of test) market value.

December 31, 2024 | 69

notes to consolidated financial statements

Key assumptions

The fair value less costs of disposal calculation uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections (including judgments about the allocation of future capital expenditures to support both mobile and fixed operations); associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; estimates of future generational infrastructure capital expenditures; and the future weighted average cost of capital. We consider a range of reasonably possible amounts for these key assumptions and select those that represent management’s best estimates of market amounts. We regularly update these key assumptions so that they reflect current (at time of test) economic conditions, updates of historical information used to develop the key assumptions, and changes (if any) in our debt ratings.

The key assumptions for cash flow projections are based upon our approved financial forecasts, which span a period of three years and are discounted, for December 2024 annual impairment test purposes, at a consolidated post-tax notional rate of 6.7% (2023 - 6.6%) for the TELUS technology solutions group cash-generating unit and 9.8% (2023 - 9.8%) for the TELUS digital experience cash-generating unit. These cash flow projections incorporate our established corporate targets with respect to operational net carbon neutrality, renewable energy, energy efficiency and waste reduction. For impairment testing valuations, cash flows subsequent to the three-year projection period are extrapolated, for December 2024 annual impairment test purposes, generally using perpetual growth rates of 1.99% (2023 – 1.95%) for the TELUS technology solutions group cash-generating unit and 3.0% (2023 – 3.0%) for the TELUS digital experience cash-generating unit; these growth rates do not exceed the long-term average growth rates observed in the markets in which we operate.

We do not believe that any reasonably possible changes in the key assumptions on which our calculation of the recoverable amount of our TELUS technology solutions group cash-generating unit is based would result in the cash-generating unit’s carrying amount (including the intangible assets with indefinite lives and goodwill allocated to the cash-generating unit) exceeding its recoverable amount.

The December 2024 recoverable amount of the TELUS digital experience cash-generating unit exceeded its carrying amount by approximately $250 million (approximately 5% of its carrying amount). If growth in the projection period were to decline by more than trivial amounts during the projection period, or if the discount rate increased by more than a trivial amount, our December 2024 estimate of the TELUS digital experience cash-generating unit’s recoverable amount would be less than its carrying amount; we do not believe that any reasonably possible change in other key assumptions on which our calculation of the recoverable amount of our TELUS digital experience cash-generating unit is based would result in its carrying amount (including the goodwill allocated to the cash-generating unit) exceeding its recoverable amount.

If the future were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our intangible assets with indefinite lives and goodwill.

19	leases

We have the right of use of land, buildings and equipment under leases. Most of our leases for real estate that we use for office, retail or network (including mobile site) purposes typically have options to extend the lease terms, which we use to protect our investments in leasehold improvements (including mobile site equipment) and to mitigate relocation risk, and/or which reflect the importance of the underlying real estate right-of-use lease assets to our operations. Judgments about lease terms are determinative of the measurement of right-of-use lease assets and the associated lease liabilities. In respect of lease terms for leased real estate utilized in connection with our telecommunications infrastructure, more so than for any other right-of-use lease assets, our judgment routinely includes periods covered by options to extend the lease terms, as we are reasonably certain that we will choose to extend such leases.

In the normal course of operations, there are future non-executory cash outflows in respect of leases to which we are potentially exposed and which are not included in our lease liabilities as at the reporting date. A significant portion (approximately one-third) of our mobile site lease payments have consumer price index-based price adjustments and such adjustments will result in future periodic re-measurements of the lease liabilities, with commensurate adjustments to the associated real estate right-of-use lease assets (and associated future depreciation amounts); these adjustments would represent our current variable lease payments. Additionally, we routinely and necessarily commit to leases that have not yet commenced.

70 | December 31, 2024

notes to consolidated financial statements

Innovation, Science and Economic Development Canada mandates that telecommunications companies allow, on their real estate assets owned, on their real estate right-of-use lease assets and/or on equipment they own that is situated on real estate right-of-use lease assets, competitors to co-locate telecommunications infrastructure equipment. Of our real estate right-of-use lease assets used for situating telecommunications infrastructure equipment, less than one-fifth have co-location subleases which we, as lessor, account for as operating leases.

Maturity analyses of lease liabilities are set out in Note 4(c) and Note 26(i); the period interest expense in respect thereof is set out in Note 9. The additions to, depreciation charges for, and carrying amounts of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

Years ended December 31 (millions)	Note	2024	2023
Income from subleasing right-of-use lease assets
Co-location sublease revenue included in Operating revenues – service		$17	$17
Other sublease revenue included in Other income	7	$8	$5
Lease payments [1]		$826	$671

1

In the Consolidated statements of cash flows, the principal component of lease payments is included in Cash provided (used) by financing activities (see Note 31(b)) and the interest component of lease payments is included in Interest paid.

20other long-term assets

As at December 31 (millions)	Note	2024	2023
Pension assets	15	$257	$316
Unbilled customer finance receivables	4(b)	630	637
Derivative assets	4(h)	113	179
Deferred income taxes	10(b)	18	38
Costs incurred to obtain or fulfill contracts with customers		301	218
Real estate joint venture advances	21(a)	—	94
Investments in real estate joint ventures	21(a)	183	50
Investments in associates	21(b)	219	232
Portfolio investments [1]
At fair value through net income		62	42
At fair value through other comprehensive income		594	502
Prepaid maintenance		39	46
Refundable security deposits and other		161	139
		$2,577	$2,493

1Fair value measured at reporting date using significant other observable inputs (Level 2).

December 31, 2024 | 71

notes to consolidated financial statements

The costs incurred to obtain and fulfill contracts with customers are as follows:

	Costs incurred to
	Obtain
	contracts with	Fulfill contracts
(millions)	customers	with customers	Total
Balance as at January 1, 2023	$404	$15	$419
Additions	377	30	407
Amortization	(305)	(6)	(311)
Balance as at December 31, 2023	476	39	515
Additions	477	34	511
Amortization	(350)	(9)	(359)
Balance as at December 31, 2024	$603	$64	$667
Current [1]	$351	$15	$366
Non-current	252	49	301
	$603	$64	$667

1	Presented in the Consolidated statements of financial position as Prepaid expenses.

21	real estate joint ventures and investments in associates

(a)Real estate joint ventures

In 2013, we partnered, as equals, with two arm’s-length parties to develop TELUS Sky, a residential and commercial real estate project in Calgary, Alberta. Completed in 2020, the tower achieved the Leadership in Energy and Environmental Design (LEED) Platinum standard for its commercial parcel and the Gold standard for its residential parcel. During the year ended December 31, 2023, the TELUS Sky real estate joint venture entered into an agreement to sell the income-producing properties and the related net assets to the venture partners; in December 2024, the two arm’s-length parties purchased the residential parcel and we concurrently purchased the commercial parcel (see Note 30(c)).

During 2024 and 2023, we partnered, as equals, with arm’s-length parties in real estate redevelopment projects in British Columbia.

Summarized financial information

Years ended December 31 (millions) [1]	2024	2023
Revenue
From investment property	$21	$26
Other operating income (loss)	$(52)	$—
Depreciation and amortization [1]	$—	$7
Interest expense	$6	$9
Net income (loss) and comprehensive income (loss) [2]	$(62)	$(20)

1

Substantially all information summarized in this table is in respect of operations that were held for sale. Depreciation and amortization of the TELUS Sky investment property ceased upon its classification as held for sale.

2	As the real estate joint ventures are partnerships, no provision is made for income taxes in respect of the partners in determining the real estate joint ventures’ net income and comprehensive income.

72 | December 31, 2024

notes to consolidated financial statements

As at December 31 (millions)	2024	2023
ASSETS
Current assets
Cash and temporary investments, net	$7	$5
Other	1	29
	8	34
Non-current assets
Investment property [1]	—	326
Investment property under development	356	81
Promissory notes and other [2]	320	90
	676	497
	$684	$531
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$6	$8
Construction credit facilities [1]	—	282
	6	290
Non-current liabilities
Long-term debt – mortgage	21	—
	27	290
Owners’ equity
TELUS [2]	329	108
Other partners [3]	328	133
	657	241
	$684	$531

1	Classified as held for sale as at December 31, 2023.
2

Other partners’ equity is gross of $320 (2023 – $80) promissory notes issued to the joint ventures by the arm’s-length parties in the real estate redevelopment projects in British Columbia; in the event of dissolution or other wind-up of the partnerships, the other partner’s equity will first be reduced by any amounts of the promissory notes outstanding when determining the equity of the joint ventures. The primary intended method of repayment of the promissory notes is through contribution of in-kind development costs, but may optionally include cash payments.

3

The equity amounts recorded by the real estate joint ventures differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint ventures.

December 31, 2024 | 73

notes to consolidated financial statements

Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

	Loans and
(millions)	receivables [1]	Equity [2]
Balance as at January 1, 2023	$114	$(8)
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	—	(3)
Valuation provision	—	(2)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	6	—
Reduction in construction credit facility and increase in capital contributed	(20)	20
Our real estate contributed	—	78
Deferred gains on our remaining interests in our real estate contributed	—	(35)
Cash flows in the current reporting period
Construction credit facilities
Financing costs paid to us	(6)	—
Funds we advanced or contributed, excluding construction credit facilities	—	4
Funds repaid to us and earnings distributed	—	(4)
Balance as at December 31, 2023	94	50
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	—	(20)
Valuation provision	—	12
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	6	—
Our real estate contributed	—	242
Deferred gains on our remaining interests in our real estate contributed	—	(110)
Cash flows in the current reporting period
Construction credit facilities
Amounts repaid	(94)	—
Financing costs paid to us	(6)	—
Funds we advanced or contributed, excluding construction credit facilities	—	13
Funds repaid to us and earnings distributed	—	(9)
Balance as at December 31, 2024	$—	$178

1	Loans and receivables are included in our Consolidated statements of financial position as Other long-term assets (see Note 20) and are comprised of advances under construction credit facilities.
2

We account for our interests in the real estate joint ventures using the equity method of accounting and such interests are included in our Consolidated statements of financial position as Other long-term assets (see Note 20).

3	As the real estate joint ventures are partnerships, no provision is made for income taxes in respect of the partners in determining the real estate joint ventures’ net income and comprehensive income.

We had entered into lease agreements with the TELUS Sky real estate joint venture. Before our acquisition of the commercial parcel, during the year ended December 31, 2024, the TELUS Sky real estate joint venture recognized $8 million (2023 – $9 million) of revenue from our office tenancy; of this amount, one-third was due to our economic interest and two-thirds was due to our partners’ economic interests.

74 | December 31, 2024

notes to consolidated financial statements

Construction credit facilities

As at December 31, 2024, the TELUS Sky real estate joint venture had repaid a credit agreement, which was to mature January 13, 2025 (2023 – July 12, 2024). The credit agreement was with Canadian financial institutions and others (as 66-2/3% lenders) and TELUS Corporation (as 33-1/3% lender), and had provided $282 million (2023 - $282 million) of construction financing for the project. The construction credit facilities included customary real estate construction financing representations, warranties and covenants and were secured by demand debentures constituting first fixed and floating charge mortgages on the underlying real estate assets. These facilities were available by way of bankers’ acceptance or prime loan and charged interest at rates comparable to similar construction financing facilities.

(b)Investments in associates

As set out in Note 20, we include our investments in associates in our Consolidated statements of financial position as Other long-term assets. As at December 31, 2024, and 2023, we held an equity interest in Miovision Technologies Incorporated, a Canadian incorporated entity that is complementary to, and is viewed to grow, our existing Internet of Things business; our judgment is that we obtained significant influence over the associate when we acquired our initial equity interest. Miovision Technologies Incorporated is developing a suite of hardware and cloud-based solutions that provide cities with the data and tools they need to reduce traffic congestion, make better urban planning decisions and improve safety on their roads. Our aggregate interests in other individually immaterial associates as at December 31, 2024, totalled $44 million (2023 – $48 million).

Miovision Technologies Incorporated

As at, or for the periods ended, December 31 ($ in millions)	2024	2023
Statement of financial position [1]
Current assets	$88	$109
Non-current assets	$408	$395
Current liabilities	$35	$40
Non-current liabilities	$61	$43
Net assets	$400	$421
Statement of income and other comprehensive income [1]
Revenue and other income	$162	$130
Net income (loss) and comprehensive income (loss)	$(27)	$(28)
Reconciliation of statement of financial position summary financial information to carrying amounts
Net assets (above)	$400	$421
Our interest	43.4%	43.5%
Our interest in net assets (our carrying amount)	$175	$184

1As required by IFRS Accounting Standards, this summarized information is not just our share of these amounts.

22	short-term borrowings

On May 22, 2024, we entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank allowing us to borrow up to $1.6 billion, secured by certain trade receivables and unbilled customer finance receivables; the term of this revolving - period securitization agreement ends May 22, 2027, and requires minimum cash advances of $920 million. Funding under the agreement may be provided in either Canadian dollars or U.S. dollars. Currency risk associated with funding denominated in U.S. dollars is managed through the use of foreign currency forward contracts.

December 31, 2024 | 75

notes to consolidated financial statements

This agreement replaced a previous agreement with an arm’s-length securitization trust that allowed us to sell interests in certain trade receivables up to a maximum of $0.6 billion and which was set to end December 31, 2024. The previous agreement required minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables; the sales of trade receivables were accounted for as collateralized short-term borrowings and thus did not result in our de-recognition of the trade receivables sold. When we sold our trade receivables, we retained reserve accounts, which were retained interests in the securitized trade receivables, and servicing rights. As at December 31, 2023, we had sold to the securitization trust (but continued to recognize) trade receivables of $121 million.

Short-term borrowings of $0.9 billion (2023 – $0.1 billion for the previous securitization trust) are comprised of amounts advanced to us by the arm’s-length securitization trust; all amounts advanced as at December 31, 2024, were denominated in U.S. dollars.

The balance of short-term borrowings (if any) is comprised of amounts drawn on bilateral bank facilities and/or other.

23accounts payable and accrued liabilities

As at December 31 (millions)	2024	2023
Trade accounts payable [1]
Supply chain financing – arm’s-length third-party has paid supplier	$84	$30
Supply chain financing – eligible payable [2]	2	9
Amounts that are a part of supply chain financing	86	39
Amounts that are not a part of supply chain financing	1,040	957
	1,126	996
Accrued liabilities	1,385	1,342
Payroll and other employee-related liabilities	710	674
Interest payable	262	235
Indirect taxes payable and other	147	144
	$3,630	$3,391

1	The composition of trade accounts payable fluctuates due to various factors, including suppliers’ invoice timing, our data processing cycle timing and the seasonal nature of certain business activities, as well as whether the statement of financial position date falls on a business day. Trade accounts payable represent future payments for invoices received in respect of both operating and capital activities, and may include amounts for assessed and self-assessed government remittances.
2	Amounts eligible for suppliers to choose to be paid in advance of industry-standard payment terms.

In 2023, we introduced a supply chain financing program that allows suppliers with qualifying trade accounts payable to opt for early payment from an arm’s-length third party, in advance of industry-standard payment terms; in turn, we reimburse the arm’s-length third party for those payments when the trade accounts payable would originally have been due.

The weighted average due dates for trade accounts payable are largely similar, both within and outside the supply chain financing program, and generally payment is due within one quarter.

24advance billings and customer deposits

As at December 31 (millions)	2024	2023
Advance billings	$820	$718
Deferred customer activation and connection fees	3	3
Customer deposits	15	15
Contract liabilities	838	736
Other	201	235
	$1,039	$971

76 | December 31, 2024

notes to consolidated financial statements

Contract liabilities represent our future performance obligations to customers for services and/or equipment for which we have already received consideration or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are as follows:

Years ended December 31 (millions)	Note	2024	2023
Balance, beginning of period		$974	$914
Revenue deferred in previous period and recognized in current period		(631)	(625)
Net additions arising from operations		737	678
Additions arising from business acquisitions		22	7
Balance, end of period		$1,102	$974
Current		$987	$886
Non-current	27
Deferred revenues		112	84
Deferred customer activation and connection fees		3	4
		$1,102	$974
Reconciliation of contract liabilities presented in the Consolidated statements of financial position – current
Gross contract liabilities		$987	$886
Reclassification to contract assets of contracts with contract liabilities less than contract assets	6(c)	(132)	(137)
Reclassification from contract assets of contracts with contract assets less than contract liabilities	6(c)	(17)	(13)
		$838	$736

25provisions

				Written put
		Asset		options and
		retirement	Employee-	contingent
(millions)	Note	obligations [1]	related [2]	consideration [3]	Other [2]	Total
Balance as at January 1, 2023		$316	$84	$157	$147	$704
Additions		36	547	288	230	1,101
Reversals		—	(12)	(68)	(8)	(88)
Uses		(10)	(400)	(110)	(180)	(700)
Interest effects [4]	9	36	—	17	—	53
Effects of foreign exchange, net [4]		—	—	(8)	(1)	(9)
Balance as at December 31, 2023		378	219	276	188	1,061
Additions		40	312	9	254	615
Reversals		—	(7)	(106)	(56)	(169)
Uses		(13)	(391)	—	(185)	(589)
Interest effects [4]	9	(27)	—	14	—	(13)
Effects of foreign exchange, net [4]		—	—	17	—	17
Balance as at December 31, 2024		$378	$133	$210	$201	$922
Current		$25	$126	$5	$80	$236
Non-current		353	7	205	121	686
Balance as at December 31, 2024		$378	$133	$210	$201	$922

1	Additions and reversals for Asset retirement obligations are included in the Consolidated statements of financial position as Property, plant and equipment, net. Uses, to the extent that such items include a flow of cash, are included net in Cash used by investing activities in the Consolidated statements of cash flows (see Note 31(a)).

December 31, 2024 | 77

notes to consolidated financial statements

2	Additions and reversals for Employee-related and Other are generally included in the Consolidated statements of income and other comprehensive income as Employee benefits expense and Goods and services purchased, respectively. Uses, to the extent that such items include a flow of cash, are generally included net in Cash provided by operating activities in the Consolidated statements of cash flows. During the year ended December 31, 2024, Other reversals included $37 in respect of TELUS Sky lease amounts related to rationalization of real estate previously recorded (see Notes 16, 30(c)).
3	Additions and reversals for Written put options and contingent consideration are included in the Consolidated statements of financial position as Goodwill, net, and in the Consolidated statements of income and other comprehensive income as Other income, respectively. Uses, to the extent that such items include a flow of cash, are included in Cash used by investing activities in the Consolidated statements of cash flows.
4	Interest effects, excepting those arising from provision remeasurement due to change in discount rates, and Effects of foreign exchange, net, are included in the Consolidated statements of income and other comprehensive income as Financing costs.

The difference of $(42) (2023 – $23) between the asset retirement obligation interest effects in this table and the amount included in Note 9 is a result of the change in the discount rates applicable to the provision, with such difference included in the cost of the associated asset(s) by way of being included with (netted against) the additions detailed in Note 17 and included in the Consolidated statement of financial position as Property, plant and equipment, net.

Asset retirement obligations

We establish provisions for liabilities associated with the retirement of property, plant and equipment when these obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the retirement dates of these assets.

Employee-related

Our employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the associated cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options and contingent consideration

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Some of these provisions are determined based on the net present value of estimated future earnings, requiring us to make key economic assumptions about the future. We have also established provisions for contingent consideration. We do not expect cash outflows in respect of the written put options to occur before their initial exercisability, nor do we expect cash outflows in respect of contingent consideration to occur before completion of the related earning periods; in some instances, we may settle the provision for written put options using equity instruments.

Other

The provisions for other include: legal claims; real estate rationalization and other non-employee-related restructuring activities; and contract termination costs and onerous contracts related to business acquisitions. Except as noted below, we expect the cash outflows associated with the balance accrued as at the financial statement date to occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. We establish provisions for legal claims when warranted, considering legal assessments, current information, and the expected availability of recourse. We cannot reasonably determine the timing of cash outflows associated with legal claims.

In connection with business acquisitions, we have established provisions for contract termination costs and onerous contracts acquired.

78 | December 31, 2024

notes to consolidated financial statements

26	long-term debt

(a)Details of long-term debt

As at December 31 (millions)	Note	2024	2023
Senior unsecured
TELUS Corporation senior notes	(b)	$22,077	$20,301
TELUS Corporation commercial paper	(c)	1,404	1,021
TELUS Corporation credit facilities	(d)	—	1,144
TELUS Communications Inc. debentures	(e)	200	200
Secured
TELUS International (Cda) Inc. credit facility	(f)	1,703	1,781
Other	(g)	588	288
		25,972	24,735
Lease liabilities	(h)	2,882	2,614
Long-term debt		$28,854	$27,349
Current		$3,246	$3,994
Non-current		25,608	23,355
Long-term debt		$28,854	$27,349

(b)TELUS Corporation senior notes

The notes are senior unsecured and unsubordinated obligations, ranking equally with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The notes’ indentures contain covenants that, among other things, limit our ability, and that of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

Interest is payable semi-annually. Upon a change in control triggering event, as defined in the supplemental trust indenture, we must offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the repurchase date.

December 31, 2024 | 79

notes to consolidated financial statements

The notes issued before September 2023 are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ and not more than 60 days’ prior notice before their respective maturity dates; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. On or after the respective redemption present value spread cessation dates set out in the table below, the notes issued before September 2023 are redeemable at our option, in whole but not in part, on not fewer than 30 days’ and not more than 60 days’ prior notice, at redemption prices equal to 100% of their principal amounts; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. Accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

														Redemption present
								Principal face amount						value spread
						Effective					Outstanding at
			Issue			interest		Originally			financial			Basis	Cessation
Series	Issued	Maturity	price			rate [1]		issued			statement date			points [2]	date
3.35% Notes, Series CK	April 2013	April 2024		$994.35		3.41%			$1.1	billion	$	NIL		36	Jan. 2, 2024
3.75% Notes, Series CQ	September 2014	January 2025		$997.75		3.78%			$800	million		$800	million	38.5	Oct. 17, 2024
3.75% Notes, Series CV	December 2015	March 2026		$992.14		3.84%			$600	million		$600	million	53.5	Dec. 10, 2025
2.75% Notes, Series CZ	July 2019	July 2026		$998.73		2.77%			$800	million		$800	million	33	May 8, 2026
2.80% U.S. Dollar Notes [3]	September 2016	February 2027	US$	991.89		2.89%		US$	600	million	US$	600	million	20	Nov. 16, 2026
3.70% U.S. Dollar Notes [3]	March 2017	September 2027	US$	998.95		3.71%		US$	500	million	US$	500	million	20	June 15, 2027
2.35% Notes, Series CAC	May 2020	January 2028		$997.25		2.39%			$600	million		$600	million	48	Nov. 27, 2027
3.625% Notes, Series CX	March 2018	March 2028		$989.49		3.75%			$600	million		$600	million	37	Dec. 1, 2027
4.80% Notes, Series CAO	February 2024	December 2028		$998.95		4.83%			$700	million		$700	million	28	Nov. 15, 2028
3.30% Notes, Series CY	April 2019	May 2029		$991.75		3.40%			$1.0	billion		$1.0	billion	43.5	Feb. 2, 2029
5.00% Notes, Series CAI	September 2022	September 2029		$995.69		5.07%			$350	million		$350	million	46.5	July 13, 2029
3.15% Notes, Series CAA	December 2019	February 2030		$996.49		3.19%			$600	million		$600	million	39.5	Nov. 19, 2029
5.60% Notes, Series CAM	September 2023	September 2030		$998.85		5.62%			$500	million		$500	million	46	July 9, 2030
2.05% Notes, Series CAD	October 2020	October 2030		$997.93		2.07%			$500	million		$500	million	38	July 7, 2030
4.95% Notes, Series CAP	February 2024	February 2031		$997.07		5.00%			$600	million		$600	million	34.5	Dec. 18, 2030
4.65% Notes, Series CAQ	August 2024	August 2031		$999.11		4.66%			$700	million		$700	million	38.5	June 13, 2031
2.85% Sustainability-Linked Notes, Series CAF	June 2021	November 2031		$997.52		2.88	% [4]		$750	million		$750	million	34	Aug. 13, 2031
3.40% U.S. Dollar Sustainability-Linked Notes [3]	February 2022	May 2032	US$	997.13		3.43	% [4]	US$	900	million	US$	900	million	25	Feb. 13, 2032
5.25% Sustainability-Linked Notes, Series CAG	September 2022	November 2032		$996.73		5.29	% [4]		$1.1	billion		$1.1	billion	51.5	Aug. 15, 2032
4.95% Sustainability-Linked Notes, Series CAJ	March 2023	March 2033		$998.28		4.97	% [4]		$500	million		$500	million	54.5	Dec. 28, 2032
5.75% Sustainability-Linked Notes, Series CAK	September 2023	September 2033		$997.82		5.78	% [4]		$850	million		$850	million	52	June 8, 2033
5.10% Sustainability-Linked Notes, Series CAN	February 2024	February 2034		$996.44		5.15	% [4]		$500	million		$500	million	38.5	Nov. 15, 2033
4.40% Notes, Series CL	April 2013	April 2043		$997.68		4.41%			$600	million		$600	million	47	Oct. 1, 2042
5.15% Notes, Series CN	November 2013	November 2043		$995.00		5.18%			$400	million		$400	million	50	May 26, 2043
4.85% Notes, Series CP	Multiple [5]	April 2044		$987.91	[5]	4.93	% [5]		$500	million [5]		$900	million [5]	46	Oct. 5, 2043
4.75% Notes, Series CR	September 2014	January 2045		$992.91		4.80%			$400	million		$400	million	51.5	July 17, 2044
4.40% Notes, Series CU	March 2015	January 2046		$999.72		4.40%			$500	million		$500	million	60.5	July 29, 2045
4.70% Notes, Series CW	Multiple [6]	March 2048		$998.06	[6]	4.71	% [6]		$325	million [6]		$475	million [6]	58.5	Sept. 6, 2047
4.60% U.S. Dollar Notes [3]	June 2018	November 2048	US$	987.60		4.68%		US$	750	million	US$	750	million	25	May 16, 2048
4.30% U.S. Dollar Notes [3]	May 2019	June 2049	US$	990.48		4.36%		US$	500	million	US$	500	million	25	Dec. 15, 2048
3.95% Notes, Series CAB	Multiple [7]	February 2050		$997.54	[7]	3.97	% [7]		$400	million [7]		$800	million [7]	57.5	Aug. 16, 2049
4.10% Notes, Series CAE	April 2021	April 2051		$994.70		4.13%			$500	million		$500	million	53	Oct. 5, 2050
5.65% Notes, Series CAH	September 2022	September 2052		$996.13		5.68%			$550	million		$550	million	61.5	Mar. 13, 2052
5.95% Notes, Series CAL	September 2023	September 2053		$992.67		6.00%			$400	million		$400	million	61.5	Mar. 8, 2053

1

The effective interest rate represents the yield the notes would provide to an initial debt holder if held to maturity and, in respect of sustainability-linked notes, no trigger events or MFN step-ups occur.

2

For Canadian dollar-denominated notes, the redemption price is the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to the cessation date, or (ii) 100% of the principal amount thereof.

For U.S. dollar-denominated notes, the redemption price is the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate (at the U.S. Treasury Rate for the 3.40% U.S. Dollar Sustainability-Linked Notes) plus the redemption present value spread calculated over the period to the cessation date, or (ii) 100% of the principal amount thereof.

80 | December 31, 2024

notes to consolidated financial statements

3

We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert the principal payments and interest obligations to Canadian dollar obligations as follows:

		Canadian dollar
	Interest rate	equivalent		Exchange
Series	fixed at	principal		rate
2.80% U.S. Dollar Notes	2.95%	$792	million	$1.3205
3.70% U.S. Dollar Notes	3.41%	$667	million	$1.3348
3.40% U.S. Dollar Sustainability-Linked Notes	3.89%	$1,148	million	$1.2753
4.60% U.S. Dollar Notes	4.41%	$974	million	$1.2985
4.30% U.S. Dollar Notes	4.27%	$672	million	$1.3435

4

If we have not obtained a sustainability performance target verification assurance certificate for the fiscal year ending December 31, 2030, the sustainability-linked notes will incur increased interest rates from the trigger date through to their individual maturities. The interest rate on certain sustainability-linked notes may also increase (MFN step-up) if we fail to meet additional sustainability and/or environmental, social or governance targets specified in a sustainability-linked bond; the interest rate on these notes, however, in no event can exceed the initial rate by more than the combined MFN step-up and trigger event limit, regardless of whether as a result of not obtaining a sustainability performance target verification assurance certificate and/or any targets provided for in one or more future sustainability-linked bonds. Similarly, if we redeem any sustainability-linked notes without having obtained a sustainability performance target verification assurance certificate at the end of the fiscal year immediately preceding the redemption date, any interest accrued will be determined using the following rates:

	Sustainability performance target verification assurance certificate			Aggregate	Redemption
			Post-trigger	MFN step‑up	interest accrual
			event	and trigger	rate if certificate
Series	Fiscal year	Trigger date	interest rate	event limit	not obtained
2.85% Sustainability-Linked Notes, Series CAF	2030	Nov. 14, 2030	3.85%	N/A	3.85%
3.40% U.S. Dollar Sustainability-Linked Notes	2030	Nov. 14, 2030	4.40%	1.50%	4.40%
5.25% Sustainability-Linked Notes, Series CAG	2030	Nov. 15, 2030	6.00%	1.50%	6.00%
4.95% Sustainability-Linked Notes, Series CAJ	2030	Mar. 28, 2031	5.70%	1.50%	5.70%
5.75% Sustainability-Linked Notes, Series CAK	2030	Apr. 30, 2031	6.35%	1.20%	6.35%
5.10% Sustainability-Linked Notes, Series CAN	2030	Feb. 15, 2031	5.60%	1.00%	5.60%

5

$500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.

6

$325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued in March 2018 at an issue price of $1,014.11 and an effective interest rate of 4.61%.

7

$400 million of 3.95% Notes, Series CAB were issued in December 2019 at an issue price of $991.54 and an effective interest rate of 4.00%. This series of notes was reopened in May 2020 and a further $400 million of notes were issued at an issue price of $1,003.53 and an effective interest rate of 3.93%.

December 31, 2024 | 81

notes to consolidated financial statements

(c)TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, backstopped by our $2.75 billion revolving syndicated credit facility (see (d)), which is used for general corporate purposes, including capital expenditures and investments. Subject to conditions related to debt ratings, this program allows us to issue commercial paper up to a maximum aggregate equivalent amount at any one time of $2.2 billion (US$1.5 billion maximum). We use foreign currency forward contracts to manage currency risk arising from U.S. dollar-denominated commercial paper. Although commercial paper debt matures within one year, we classify it as a current portion of long-term debt as these amounts are supported by the revolving credit facility and we expect that they will continue to be supported by the revolving credit facility, which has no repayment requirements within the next year. As at December 31, 2024, we had $1.4 billion (2023 - $1.0 billion) of commercial paper outstanding, all of which was denominated in U.S. dollars (US$1.0 billion; 2023 - US$0.8 billion), with an effective average interest rate of 4.9%, maturing through June 2025.

(d)	TELUS Corporation credit facilities

As at December 31, 2024, TELUS Corporation had a $2.75 billion unsecured revolving syndicated bank credit facility, expiring on July 14, 2028 (unchanged from December 31, 2023), with a syndicate of financial institutions, which is used for general corporate purposes, including the backstopping of commercial paper.

As at June 30, 2024, TELUS Corporation had repaid a $1.1 billion unsecured non-revolving syndicated bank credit facility, which was to be used for general corporate purposes and was to mature July 9, 2024; as at December 31, 2023, we had drawn $1.1 billion on the facility.

The TELUS Corporation credit facilities incur interest at prime rate, U.S. Dollar Base Rate, Canadian Overnight Repo Rate Average (CORRA) or term secured overnight financing rate (SOFR) (as such terms are used or defined in the credit facilities), plus applicable margins. The credit facilities include customary representations, warranties and covenants, including two financial quarter-end ratio tests: our leverage ratio must not exceed 4.25:1.00; and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facilities.

TELUS Corporation’s continued access to these credit facilities does not depend upon TELUS Corporation maintaining a specific credit rating.

As at December 31 (millions)	2024	2023
Net available	$1,346	$1,729
Backstop of commercial paper	1,404	1,021
Gross available revolving $2.75 billion bank credit facility	$2,750	$2,750

As at December 31, 2024, we had $62 million of letters of credit outstanding (2023 – $60 million), issued under various uncommitted facilities. These letter of credit facilities are in addition to our ability to provide letters of credit under our committed revolving bank credit facility. Additionally, we had arranged $338 million of incremental letters of credit to allow us to participate in the Innovation, Science and Economic Development Canada 3800 MHz band spectrum auction that was held in October-November 2023, as discussed further in Note 18(a). These incremental letters of credit were extinguished concurrent with when we fully funded the purchase of the spectrum licences.

(e)	TELUS Communications Inc. debentures

The 8.80% Series B Debentures were issued in September 1995 for $200 million at a price of $995.10 by AGT Limited (a predecessor corporation of TELUS Communications Inc.), and are governed by a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995. Interest is payable semi-annually. Before their maturity in September 2025, we may redeem these debentures at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ prior notice. The redemption price is the greater of (i) the present value of the debentures discounted at the Government of Canada yield plus a 15 basis point redemption present value spread, or (ii) 100% of the principal amount. Any accrued and unpaid interest will be paid to the redemption date.

82 | December 31, 2024

notes to consolidated financial statements

These debentures became obligations of TELUS Communications Inc. pursuant to an amalgamation on January 1, 2001, are not secured and are governed by certain covenants, including a negative pledge and a limitation on additional debt issuance, subject to a debt to capitalization ratio and an interest coverage test. TELUS Corporation has guaranteed the payment of the debentures’ principal and interest since June 12, 2009.

(f)	TELUS International (Cda) Inc. credit facility

As at December 31, 2024 and 2023, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 3, 2028, with a syndicate of financial institutions, including TELUS Corporation. The facility is comprised of US$800 million in revolving components and US$1.2 billion in amortizing term loan components, with TELUS Corporation as approximately 7.2% lender in both components. The facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 6.5% as at December 31, 2024.

The TELUS International (Cda) Inc. credit facility bears interest at prime rate, U.S. Dollar Base Rate or term secured overnight financing rate (SOFR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility includes customary representations, warranties and covenants, with two financial quarter-end ratio tests: the TELUS International (Cda) Inc. quarter-end net debt to operating cash flow ratio must not exceed 3.75:1.00 through fiscal 2025 (2023 – fiscal 2024), and 3.25:1.00 thereafter; and the quarter-end operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00; all as defined in the credit facility.

The term loan components are subject to amortization schedules which require that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

	Revolving		Term loan
As at December 31 (millions)	components		components [1]		Total
2024
Available	US$	611	US$	—	US$	611
Outstanding
Due to other		175		1,017		1,192
Due to TELUS Corporation		14		78		92
	US$	800	US$	1,095	US$	1,895

2023
Available	US$	492	US$	—	US$	492
Outstanding
Due to other		286		1,072		1,358
Due to TELUS Corporation		22		83		105
	US$	800	US$	1,155	US$	1,955

1

Relative to amounts owed to the syndicate of financial institutions, excluding TELUS Corporation, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of US$409 of principal payments, and associated interest obligations, to European euro obligations with an effective fixed interest rate of 2.6% and an effective fixed exchange rate of US$1.088:€1.00 on the principal amount; the initial notional amount of these foreign exchange derivatives was US$448. These have been accounted for as a net investment hedge in a foreign operation (see Note 4).

(g)	Other

Other liabilities incur interest at 4.4%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

(h)	Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, which include reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 6.1% as at December 31, 2024.

December 31, 2024 | 83

notes to consolidated financial statements

(i)	Long-term debt maturities

Anticipated requirements for long-term debt repayments, calculated for long-term debt owed as at December 31, 2024, are as follows:

Composite long-term debt denominated in	Canadian dollars			U.S. dollars					Other currencies
	Long-term			Long-term
	debt,			debt,		Currency swap agreement
	excluding	Leases		excluding	Leases	amounts to be exchanged			Leases
Years ending December 31 (millions)	leases	(Note 19)	Total	leases	(Note 19)	(Receive) [1]	Pay	Total	(Note 19)	Total
2025	$1,047	$579	$1,626	$1,485	$36	$(1,464)	$1,426	$1,483	$57	$3,166
2026	1,450	494	1,944	80	34	(32)	32	114	47	2,105
2027	52	394	446	1,663	30	(1,615)	1,491	1,569	35	2,050
2028	1,955	237	2,192	1,475	21	(492)	469	1,473	28	3,693
2029	1,408	158	1,566	—	25	—	—	25	20	1,611
2030-2034	6,902	301	7,203	1,295	28	(1,295)	1,148	1,176	33	8,412
Thereafter	5,541	304	5,845	1,799	—	(1,799)	1,646	1,646	6	7,497
Future cash outflows in respect of composite long-term debt principal repayments	18,355	2,467	20,822	7,797	174	(6,697)	6,212	7,486	226	28,534
Future cash outflows in respect of associated interest and like carrying costs [2]	9,038	574	9,612	2,762	76	(2,501)	2,230	2,567	60	12,239
Undiscounted contractual maturities (Note 4(c))	$27,393	$3,041	$30,434	$10,559	$250	$(9,198)	$8,442	$10,053	$286	$40,773

1	Where applicable, cash flows reflect foreign exchange rates as at December 31, 2024.
2

Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2024.

27other long-term liabilities

As at December 31 (millions)	Note	2024	2023
Contract liabilities	24	$112	$84
Other		2	2
Deferred revenues		114	86
Pension benefit liabilities	15	447	453
Other post-employment benefit liabilities		86	76
Derivative liabilities	4(h)	118	191
Deferred capital expenditure government grants		49	—
Investment in real estate joint venture	21(a)	4	—
Other		48	57
		866	863
Deferred customer activation and connection fees	24	3	4
		$869	$867

28	owners’ equity
(a)	TELUS Corporation Common Share capital - general

Our authorized share capital is as follows:

As at December 31	2024		2023
First Preferred Shares	1	billion	1	billion
Second Preferred Shares	1	billion	1	billion
Common Shares	4	billion	4	billion

84 | December 31, 2024

notes to consolidated financial statements

Only holders of Common Shares may vote at our general meetings, with each holder entitled to one vote per Common Share held, provided that no less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at December 31, 2024, we had reserved for issuance from Treasury: approximately 87 million Common Shares under a dividend reinvestment and share purchase plan (see Note 13(b)); approximately 46 million Common Shares under a restricted share unit plan (see Note 14(b)); and approximately 12 million Common Shares under a share option plan (see Note 14(d)).

(b)	Subsidiary with significant non-controlling interest

Our TELUS International (Cda) Inc. subsidiary is incorporated under the Business Corporations Act (British Columbia) and has geographically dispersed operations, with its principal places of business located in Asia, Central America, Europe and North America.

The following table presents changes in our economic and voting interests during the years ended December 31, 2024 and 2023, as reflected in the Consolidated statements of changes in owners’ equity.

	Economic interest [1]		Voting interest [1]
	2024	2023	2024	2023
Interest in TELUS International (Cda) Inc., beginning of period	56.0%	56.6%	85.4%	72.4%
Effect of
Issue of TELUS International (Cda) Inc. subordinate voting shares as consideration in business acquisition [2]	—	(1.4)	—	(0.2)
TELUS Corporation acquisition of shares from non-controlling interests [3]	2.0	0.9	0.3	1.2
Share-based compensation and other	(0.4)	(0.1)	—	—
Non-controlling interests conversion of multiple voting shares to subordinate voting shares	—	—	1.3	12.0
Interest in TELUS International (Cda) Inc., end of period	57.6%	56.0%	87.0%	85.4%

1	Our economic and voting interests differ due to the voting rights associated with the multiple voting shares held by TELUS Corporation.
2	Shares issued to non-controlling interests as WillowTree acquisition consideration for $171 million, of which $61 million was credited to contributed surplus in owners’ equity and the balance was credited to non-controlling interests.
3	Acquisition of shares from non-controlling interests for cash of $25 million (2023 – $57 million), of which $30 million was credited (2023 – $32 million was charged) to contributed surplus in owners’ equity and the balance was charged to non-controlling interests.

December 31, 2024 | 85

notes to consolidated financial statements

Summarized financial information

Summarized financial information for our TELUS International (Cda) Inc. subsidiary is set out in the accompanying table.

As at, or for the years ended, December 31 ($ in millions) [1]	2024	2023
Statement of financial position [1]
Current assets	$1,437	$1,122
Non-current assets	$5,493	$5,395
Current liabilities	$1,477	$990
Non-current liabilities	$2,639	$2,829
Statement of income and other comprehensive income
Revenue and other income	$3,724	$3,682
Net income (loss)	$(84)	$72
Comprehensive income	$85	$14
Statement of cash flows
Cash provided by operating activities	$537	$492
Cash used by investing activities	$(147)	$(1,273)
Cash provided (used) by financing activities	$(321)	$780

1	As required by IFRS Accounting Standards, this summarized financial information excludes inter-company eliminations.

29	contingent liabilities
(a)	Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the following items.

86 | December 31, 2024

notes to consolidated financial statements

Certified class actions

Certified class actions against us include the following:

System access fee class action

In 2004, a class action was brought in Saskatchewan against a number of past and present wireless service providers, including us, which alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national opt-in class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only. In February 2008, the Saskatchewan Court of Queen’s Bench granted an order amending the certification order so as to exclude from the class of plaintiffs any customer bound by an arbitration clause with us. After a long period of dormancy, the Plaintiff sought, in 2024, to advance the class action. The defendants have applied to dismiss the class action for want of prosecution.

Per minute billing class action

In 2008, a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” mobile airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers, notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers. Notice of this certified class action was provided to potential class members in 2022.

Call set-up time class actions

In 2005, a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted mobile services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date. Subject to a number of conditions, including court approval, we have now settled both the British Columbia and the Alberta class actions.

December 31, 2024 | 87

notes to consolidated financial statements

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008, a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Public Mobile class actions

In 2014, class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. On June 28, 2021, the Quebec Superior Court approved the discontinuance of this claim against TELUS. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

(b)	Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations, or litigation claims or statutory sanctions, or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of the related transactions, historically we have not made significant payments under these indemnifications. As at December 31, 2024, we had no liability recorded in respect of our indemnification obligations.

30	related party transactions
(a)	Transactions with key management personnel

Our key management personnel, consisting of our Board of Directors and our Executive Team, have authority and responsibility for overseeing, planning, directing and controlling our activities.

88 | December 31, 2024

notes to consolidated financial statements

Total compensation expense for key management personnel and its composition, included in the Consolidated statements of income and other comprehensive income as Employee benefits expense, is as follows:

Years ended December 31 (millions)	2024	2023
Short-term benefits	$17	$20
Post-employment pension [1] and other benefits	10	12
Share-based compensation [2]	43	39
	$70	$71

1

The members of our Executive Team are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit and defined contribution pension plans.

2

We accrue an expense for the notional subset of our restricted share units with market performance conditions using a fair value determined by a Monte Carlo simulation. Restricted share units with an equity settlement feature are accounted for as equity instruments. The expense in respect of restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

As disclosed in Note 14, we made awards of share-based compensation in 2024 and 2023 to our key management personnel, as set out in the following table. As most of these awards are cliff-vesting or graded-vesting with multi-year requisite service periods, the related expense is being recognized rateably over a period of years and thus only a portion of the 2024 and 2023 initial awards is included in the amounts in the table above.

	Number of	Notional	Grant-date
Years ended December 31 ($ in millions)	units	value [1]	fair value [1]
2024
TELUS Corporation
Restricted share units	1,465,459	$35	$41
TELUS International (Cda) Inc.
Restricted share units	1,054,899	12	12
		$47	$53
2023
TELUS Corporation
Restricted share units	1,237,272	$34	$36
TELUS International (Cda) Inc.
Restricted share units	353,789	10	10
		$44	$46

1

The notional value of restricted share units is determined by multiplying the equity share price at the time of award by the number of units awarded; the grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)).

Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, TELUS Corporation Common Shares or cash. Deferred share units entitle directors to a specified number of TELUS Corporation Common Shares. Deferred share units are settled when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan. As at December 31, 2024 and 2023, no share-based compensation awards accounted for as liabilities were outstanding.

December 31, 2024 | 89

notes to consolidated financial statements

Executive Team employment agreements typically provide for severance payments if an executive’s employment is terminated without cause: generally, 18  months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)	Transactions with defined benefit pension plans

During the year ended December 31, 2024, we provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis; the charges for these services amounted to $11 million (2023 – $10 million) and are included net in the Consolidated statements of income and other comprehensive income as Goods and services purchased.

(c)	Transactions with real estate joint ventures

During the years ended December 31, 2024 and 2023, we had recurring and non - recurring transactions with the real estate joint ventures, which are related parties, as set out in Note 21.

During the year ended December 31, 2024, we purchased the TELUS Sky project’s commercial parcel for $157 million in cash. The amount by which the purchase price exceeded the value of our TELUS Sky right-of-use lease assets has been included in our property, plant and equipment additions. Inherent in the application of IFRS 16, Leases, combined with our accounting policy of depreciating right-of-use lease assets on a straight-line basis, our TELUS Sky right-of-use lease assets net book values were less than the associated lease liabilities owed to the joint venture; concurrent with our acquisition of the commercial parcel and the associated cessation of the leases upon applying consolidation accounting, we necessarily: recorded an associated gain of $30 million, as set out in Note 7 (such amount excludes the real estate joint ventures’ comprehensive income (loss) attributable to us, as set out in Note 21 (a)); reversed a provision for rationalization of real estate of $37 million, as set out in Note 16 and Note 25; and reversed a real estate right-of-use lease asset impairment of $23 million, as set out in Note 17.

As at December 31, 2023, we had recorded lease liabilities of $84 million in respect of our TELUS Sky leases presented in the Consolidated statements of financial position as Long-term debt, and, prior to our purchase of the TELUS Sky project’s commercial parcel, monthly cash payments were made in accordance with the lease agreements; as at December 31, 2023, one-third of those amounts was due to our economic interest in the real estate joint venture.

90 | December 31, 2024

notes to consolidated financial statements

31	additional statement of cash flow information

(a)Statements of cash flows – operating activities and investing activities

Years ended December 31 (millions)	Note	2024	2023
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Current
Accounts receivable		$(54)	$(184)
Inventories		(145)	53
Contract assets		(20)	(4)
Prepaid expenses		(81)	(60)
Unrealized change in held for trading derivatives	4(h)	24	8
Accounts payable and accrued liabilities		307	(268)
Income and other taxes receivable and payable, net		41	(72)
Advance billings and customer deposits	24	46	74
Provisions	25	(92)	135
		26	(318)
Non-current
Contract assets		(22)	17
Unbilled customer finance receivables		7	(66)
Unrealized change in held for trading derivatives	4(h)	211	(12)
Costs incurred to obtain or fulfill contracts with customers	20	(83)	(64)
Prepaid maintenance		7	15
Refundable security deposits and other		(22)	(21)
Provisions	25	(131)	(115)
Contract liabilities	24, 27	27	—
Other post-employment benefit liabilities		10	8
Other long-term liabilities		(9)	4
		(5)	(234)
		$21	$(552)

INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment	17	$(2,639)	$(2,622)
Intangible assets subject to amortization	18	(1,048)	(981)
		(3,687)	(3,603)
Additions arising from leases	17	1,015	781
Additions arising from non-monetary transactions		37	—
Capital expenditures	5	(2,635)	(2,822)
Effect of asset retirement obligations		2	(59)
		(2,633)	(2,881)
Other non-cash items included above
Change in associated non-cash investing working capital		(115)	(360)
Non-cash change in asset retirement obligation		(2)	59
		(117)	(301)
		$(2,750)	$(3,182)

December 31, 2024 | 91

notes to consolidated financial statements

(b)Changes in liabilities arising from financing activities

		Year ended December 31, 2023					Year ended December 31, 2024
		Statement of cash flows		Non-cash changes			Statement of cash flows		Non-cash changes
				Foreign					Foreign
	Balance as		Redemptions,	exchange		Balance as at		Redemptions,	exchange		Balance as at
	at January 1,	Issued or	repayments or	movement		December 31,	Issued or	repayments or	movement		December 31,
(millions)	2023	received	payments	(Note 4(i))	Other	2023	received	payments	(Note 4(i))	Other	2024
Dividends payable to holders of Common Shares	$502	$—	$(2,063)	$—	$2,111	$550	$—	$(2,259)	$—	$2,314	$605
Dividends reinvested in shares from Treasury	—	—	748	—	(748)	—	—	697	—	(697)	—
	$502	$—	$(1,315)	$—	$1,363	$550	$—	$(1,562)	$—	$1,617	$605
Short-term borrowings	$104	$607	$(609)	$—	$2	$104	$1,040	$(263)	$41	$—	$922
Net-settled derivatives used to manage currency risk arising from U.S. dollar-denominated short-term borrowings – liability (asset)	—	—	—	—	—	—	63	(15)	(46)	—	2
	$104	$607	$(609)	$—	$2	$104	$1,103	$(278)	$(5)	$—	$924
Long-term debt
TELUS Corporation senior notes	$18,660	$2,250	$(500)	$(104)	$(5)	$20,301	$2,500	$(1,100)	$378	$(2)	$22,077
TELUS Corporation commercial paper	1,458	5,502	(5,929)	(10)	—	1,021	3,601	(3,300)	82	—	1,404
TELUS Corporation credit facilities	1,145	—	—	—	(1)	1,144	—	(1,144)	—	—	—
TELUS Communications Inc. debentures	199	—	—	—	1	200	—	—	—	—	200
TELUS International (Cda) Inc. credit facility	914	1,471	(548)	(60)	4	1,781	354	(587)	152	3	1,703
Other	321	—	(182)	—	149	288	—	(70)	—	370	588
Lease liabilities	2,340	—	(538)	15	797	2,614	—	(661)	24	905	2,882
Derivatives used to manage currency risk arising from U.S. dollar- denominated long-term debt – liability (asset)	(80)	5,984	(5,977)	134	(48)	13	3,377	(3,333)	(421)	296	(68)
	24,957	15,207	(13,674)	(25)	897	27,362	9,832	(10,195)	215	1,572	28,786
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(5,984)	5,984	—	—	—	(3,377)	3,377	—	—	—
	$24,957	$9,223	$(7,690)	$(25)	$897	$27,362	$6,455	$(6,818)	$215	$1,572	$28,786

92 | December 31, 2024

TELUS CORPORATION Management’s discussion and analysis 2024

TELUS Corporation – Management’s discussion and analysis – 2024

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in, or implied by, the forward-looking statements.

These risks and the assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in this Management’s discussion and analysis (MD&A). Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company, or of our assumptions.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●
Regulatory matters. We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

o
potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including, but not limited to, those set out in Section 9.4 Communications industry regulatory developments and proceedings in this MD&A;
o
our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and
o
our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.
●
Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). TELUS Digital, TELUS Health and TELUS Agriculture & Consumer Goods also face intense competition in their respective different markets.

TELUS Corporation – Management’s discussion and analysis – 2024

●
Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o
disruptive technologies, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;
o
any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;
o
the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;
o
our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;
o
our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;
o
deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and
o
our deployment of self-learning tools and automation, which may change the way we interact with customers.
●
Security and data protection. Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of, customer, team member or business information.
●
Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to the operational reliability, responsible AI usage, data privacy and cybersecurity, and the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, and regulation could also affect future implementation that could affect demand for our services.
●
Climate and the environment. Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

●
Operational performance and business combination. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities.

Risks include:

o
our reliance on third-party cloud-based computing services to deliver our IT services; and

TELUS Corporation – Management’s discussion and analysis – 2024

o
economic, political and other risks associated with doing business globally (including war and other geopolitical developments).
●
Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o
our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;
o
technical disruptions and infrastructure breakdowns;
o
delays and rising costs, including as a result of government restrictions or trade actions; and
o
the completeness and effectiveness of business continuity and disaster recovery plans and responses.
●
Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.
●
Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.
●
Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.
●
Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o
our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares and TELUS International (Cda) Inc. subordinate voting shares;
o
our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and

TELUS Corporation – Management’s discussion and analysis – 2024

o
lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2025 or renewed.
o
TELUS Digital’s ability to achieve targets or other guidance regarding its business, which if not achieved could affect TELUS’ ability to achieve targets for the organization as a whole and could result in a decline in the trading price of the TELUS International (Cda) Inc. subordinate voting shares or the TELUS Common Shares or both. Factors that may affect TELUS Digital’s financial performance are described in TELUS International (Cda) Inc. public filings available on SEDAR+ and EDGAR.
●
Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.
●
The economy. Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and potential tariffs or non-tariff trade actions present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and consider substitution by lower-priced alternatives.
●
Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

o
our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and
o
the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2024

Management’s discussion and analysis (MD&A)

February 13, 2025

Contents

Section		Page	Subsection
1.	Introduction	7 7 10 14	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Highlights of 2024 1.4 Performance targets (key performance measures)
2.	Core business and strategy	18 18	2.1 Core business 2.2 Strategic imperatives
3.	Corporate priorities	19
4.	Capabilities	28 35 44 47

4.1 Principal markets addressed and competition
4.2 Operational resources
4.3 Liquidity and capital resources
4.4 Disclosure controls and procedures and changes in internal control over financial reporting

5.	Discussion of operations	48 50 53 57 64	5.1 General 5.2 Summary of consolidated quarterly results, trends and fourth quarter recap 5.3 Consolidated operations 5.4 TELUS technology solutions segment 5.5 TELUS digital experience segment
6.	Changes in financial position	68
7.	Liquidity and capital resources	70 70 71 73 75 78 80 80 80 83 83

7.1 Overview
7.2 Cash provided by operating activities
7.3 Cash used by investing activities
7.4 Cash provided (used) by financing activities
7.5 Liquidity and capital resource measures
7.6 Credit facilities
7.7 Short-term borrowings
7.8 Credit ratings
7.9 Financial instruments, commitments and contingent liabilities
7.10 Outstanding share information
7.11 Transactions between related parties

8.	Accounting matters	84 89	8.1 Critical accounting estimates and judgments 8.2 Accounting policy developments
9.	General trends, outlook and assumptions, and regulatory developments and proceedings	90 93 97 99	9.1 Telecommunications industry in 2024 9.2 Telecommunications industry general outlook and trends 9.3 TELUS assumptions for 2025 9.4 Communications industry regulatory developments and proceedings
10.	Risks and risk management	107 108 113 117 122 125 128 130 133 134 136 138 140 142 143 145 146 148

10.1 Overview
10.2 Principal risks and uncertainties
10.3 Regulatory matters
10.4 Competitive environment
10.5 Technology
10.6 Security and data protection
10.7 Generative AI
10.8 Climate and the environment
10.9 Operational performance and business combination
10.10 Customer service
10.11 Our systems and processes
10.12 Our team
10.13 Suppliers
10.14 Real estate matters
10.15 Financing, debt and dividends
10.16 Tax matters
10.17 The economy
10.18 Litigation and legal matters

11.	Definitions and reconciliations	150 157	11.1 Non-GAAP and other specified financial measures 11.2 Operating indicators

© 2025 TELUS Corporation. All rights reserved. The symbols ™ and ® indicate trademarks owned by TELUS Corporation or its subsidiaries used under license. All other trademarks are the property of their respective owners.

TELUS Corporation – Management’s discussion and analysis – 2024

1.Introduction

The forward-looking statements in this section, including, for example, estimates regarding economic growth, inflation, unemployment, housing starts and immigration, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections provide a discussion of our consolidated financial position and financial performance for the year ended December 31, 2024, and should be read together with our December 31, 2024 audited consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the Consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards), and Canadian GAAP. In this MD&A, the term IFRS Accounting Standards refers to these standards. In our discussion, we also use certain non-GAAP and other specified financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures, as required by National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, in Section 11.1. All currency amounts are stated in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our Annual Information Form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR+ (sedarplus.com). Our information filed with or furnished to the Securities and Exchange Commission in the United States, including Form 40-F, is available on EDGAR (sec.gov). Additional information about our TELUS International (Cda) Inc. subsidiary (d.b.a. TELUS Digital Experience), including a discussion of its business and results, can be found in its public filings available on SEDAR+ and EDGAR; the legal name of the company remains TELUS International (Cda) Inc.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the Consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on February 13, 2025.

In this MD&A, unless otherwise indicated, results for the year ended December 31, 2024 are compared with results for the year ended December 31, 2023.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic conditions that affect both TELUS and our customers, and the competitive nature of our business operations.

2024 Canadian telecom industry growth Est. 2%	TELUS 2024 operating revenues and other income $20.4 billion	TELUS telecom subscriber connections 20.2 million	TELUS Corporation Common Share 2024 dividends declared and growth per share $2.3 billion / 7.0%

TELUS Corporation – Management’s discussion and analysis – 2024

Canadian telecommunications industry

Data usage among Canadians is on the rise for work, education and entertainment – and for staying connected. Given the deflationary pressure on prices in Canada being applied by the telecom sector, facilities-based operators are delivering greater value to consumers as data consumption reaches historical highs. We estimate that Canadian telecommunications industry revenues (including TV revenue and excluding equipment and media revenue) grew by approximately 2% in 2024, with industry mobile network revenue growth of approximately 1.9%. Revenues generated by mobile products and services continued to account for the largest portion of telecommunications sector revenues, as Canadians relied on their mobile devices more often and for more bandwidth-intensive applications. We estimate that the Canadian mobile phone industry added approximately 1.6 million net new subscribers in 2024, compared to our estimate of approximately 1.7 million in 2023. With respect to fixed products and services, we estimate the Canadian consumer high-speed internet penetration rate grew by approximately one percentage point to 93% in 2024, and subscriber growth is expected to remain steady. More Canadians are choosing internet service packages with higher speeds as internet data traffic reaches record levels. The shift from a linear television landscape to alternative forms of media also continued. Competitive pressures persisted in both the consumer and business markets for fixed products and services. (See Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings, Section 10.4 Competitive environment and Section 10.17 The economy.)

TELUS technology solutions (TTech)

Across TTech, we are leveraging our leading technology and our social purpose to enable remarkable human outcomes. Our long-standing commitment to put our customers first fuels every aspect of our business across the full range of our differentiated solutions spanning mobile, data, IP, voice, TV, entertainment, video and security, delivered over our reliable, expansive, award-winning networks. Leveraging data analytics and artificial intelligence (AI) to enhance our services has strengthened our leading position in customer service excellence and loyalty, reducing already-low rates of customer churn and demonstrating our commitment to provide Canadians with access to superior technology that connects all of us to the people, resources and information that matter most. The healthcare industry continues to move toward the digitization of everyday functions across the healthcare ecosystem. We are helping Canadians and others live healthier lives by leveraging technology and data insights that enable access to health information and support improved health outcomes with solutions such as employer-focused healthcare. We are also implementing innovative technology solutions to help feed the world, putting data to work for customers in the agriculture, food and consumer goods sectors. This efficient and effective collaboration helps ensure the quality and safety of food and consumer goods.

TELUS digital experience segment (TELUS Digital) (formerly the digitally-led customer experiences – TELUS International (DLCX) segment)

Technology is transforming the way businesses interact with their customers at an accelerating pace and a growing scale. In this transformation, customer experience (CX) and digital experience are becoming critically important competitive differentiators across a wide range of industries and sectors. TELUS Digital clients and their customers have access to more information and more choices than ever before, and their expectations about brand experiences and the speed at which companies process and respond to customer interactions are changing rapidly. Customers value a consistent and personalized experience across every channel when interacting with the companies that serve them. Businesses are facing pressure to engage with their customers across digital and human channels, and are responding with a combination of technology and an authentic human experience that demonstrates a genuine commitment to customer satisfaction. Clients need to move at the speed of the customer, which means rapid response and fast resolution with low customer effort, powered by next-generation technology. The opportunities that AI offers for transforming CX are far-reaching.

TELUS Corporation – Management’s discussion and analysis – 2024

Economic estimates

Our estimates regarding our economic and operational environment, including economic growth, inflation, unemployment, housing starts and immigration, serve as important inputs for the assumptions on which our targets are based. The extent of the impact these estimates will have on us, and the timing of that impact, will depend upon the actual future outcomes in specific sectors of the Canadian economy.

	Economic growth		Inflation		Unemployment			Housing starts			Immigration
	(percentage points)		(percentage points)		(percentage points)			(thousands of units)			(thousands)
										Our estimated
		Our		Our			Our			annual rate of
		estimated		estimated			estimated			housing starts
	Estimated gross	GDP	Estimated	annual			annual	Seasonally adjusted		on an	Overall planned permanent
	domestic product	growth	inflation	inflation			unemployment	annual rate of housing		unadjusted	resident and temporary
	(GDP) growth rates	rates[1]	rates	rates[1]	Unemployment rates		rates[1]	starts[2]		basis[1]	resident admissions[3]
					For the month of			For the month of
					Dec.	Dec.		Dec.	Dec.
	2025	2025	2025	2025	2024[4]	2023[4]	2025	2024	2023	2025	2025	2026	2027
Canada	1.8[5]	1.9	2.3[5]	2.0	6.7	5.8	6.6	231	249	245	1,069	897	909
B.C.	2.0[6]	1.8	2.2[6]	1.8	6.0	5.6	6.0	47	62	47	n/a	n/a	n/a
Alberta	2.7[6]	2.4	2.0[6]	2.0	6.7	6.3	7.0	44	44	45	n/a	n/a	n/a
Ontario	1.7[6]	1.7	2.1[6]	1.9	7.5	6.3	7.1	65	71	81	n/a	n/a	n/a
Quebec	1.5[6]	1.5	2.2[6]	1.8	5.6	4.7	5.8	50	44	48	n/a	n/a	n/a

n/a – not applicable

1	Assumptions are as of September 13, 2024 and are based on a composite of estimates from Canadian banks and other sources.
2	Source: Statistics Canada. Table 34-10-0158-01 Canada Mortgage and Housing Corporation, housing starts, all areas, Canada and provinces, seasonally adjusted at annual rates, monthly (x 1,000).
3	Source: canada.ca/en/immigration-refugees-citizenship/news/notices/supplementary-immigration-levels-2025-2027.html.
4	Source: Statistics Canada Labour Force Survey, December 2024 and December 2023, respectively.
5	Source: Bank of Canada Monetary Policy Report, January 2025.
6	Source: British Columbia Ministry of Finance, First Quarterly Report, September 2024; Alberta Ministry of Treasury Board and Finance, 2024 – 25 Second Quarter Fiscal Update and Economic Statement, November 2024; Ontario Ministry of Finance, 2024 Ontario Economic Outlook and Fiscal Review, October 30, 2024; and Ministère des Finances du Québec, Update on Quebec’s Economic and Financial Situation – Fall 2024, November 21, 2024, respectively.

Source: canada.ca/en/immigration-refugees-citizenship/corporate/mandate/corporate-initiatives/levels/population-growth-2014-2027.html.

TELUS Corporation – Management’s discussion and analysis – 2024

1.3 Highlights of 2024

Long-term debt issues

On February 15, 2024, we completed a three-tranche note issuance of: $500 million of senior unsecured 5.10% Sustainability-Linked Notes, Series CAN, maturing on February 15, 2034; $700 million of senior unsecured 4.80% Notes, Series CAO, maturing on December 15, 2028; and $600 million of senior unsecured 4.95% Notes, Series CAP, maturing on February 18, 2031. The net proceeds from the three-tranche issuance were used for the repayment of outstanding indebtedness, including the repayment of $1.1 billion of 3.35% Notes, Series CK, upon maturity in April 2024 and the repayment of commercial paper, and for other general corporate purposes, as well as the repayment of a portion of the unsecured non-revolving $1.1 billion bank credit facility.

The Series CAN notes were issued pursuant to the sustainability-linked bond (SLB) framework we announced on June 14, 2021. Cumulatively, we have issued five SLBs in Canada and one in the United States, which reinforces our position as the largest SLB issuer in Canada and confirms our leadership in social capitalism.

On August 13, 2024, we issued $700 million of senior unsecured 4.65% Notes, Series CAQ, maturing on August 13, 2031. The net proceeds from this offering were used for the repayment of outstanding indebtedness, including the repayment of commercial paper and a reduction of the cash amounts outstanding under an arm’s-length securitization trust, and for other general corporate purposes.

Our Board of Directors

At our 2024 annual general meeting held on May 9, 2024, the nominees listed in the TELUS 2024 information circular were elected as directors of TELUS, including a new nominee, Martha Hall Findlay. Martha is the Director of the School of Public Policy and Palmer Chair at the University of Calgary. Refer to the TELUS 2024 information circular for a complete director profile.

TELUS Corporation – Management’s discussion and analysis – 2024

Consolidated highlights

Years ended December 31 ($ millions, except footnotes and unless noted otherwise)	2024	2023	Change
Consolidated statements of income
Operating revenues and other income	20,386	20,116	1.3%
Operating income	2,804	2,362	18.7%
Income before income taxes	1,228	1,089	12.8%
Net income	938	867	8.2%
Net income attributable to Common Shares	993	841	18.1%
Adjusted Net income[1]	1,549	1,373	12.8%

Earnings per share (EPS) ($)
Basic EPS	0.67	0.58	15.5%
Adjusted basic EPS[1]	1.04	0.95	9.5%
Diluted EPS	0.67	0.58	15.5%
Dividends declared per Common Share ($)	1.5566	1.4544	7.0%

Basic weighted-average Common Shares outstanding (millions)	1,488	1,451	2.5%
Consolidated statements of cash flows
Cash provided by operating activities	4,847	4,499	7.7%
Cash used by investing activities	(3,700)	(4,748)	(22.1)%
Acquisitions	(359)	(1,289)	(72.1)%
Capital expenditures[2]	(2,635)	(2,822)	(6.6)%

Cash provided (used) by financing activities	(1,142)	139	n/m
Other highlights
Telecom subscriber connections[3] (thousands)	20,175	19,056	5.9%
Earnings before interest, income taxes, depreciation and amortization[1] (EBITDA)	6,840	6,431	6.4%
EBITDA margin[1] (%)	33.6	32.0	1.6	pts.
Restructuring and other costs	493	718	(31.3)%
Adjusted EBITDA[1]	7,333	7,149	2.6%
Adjusted EBITDA margin[1] (%)	36.0	35.5	0.5	pts.
Free cash flow[1]	1,982	1,770	12.0%
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.90	3.71	0.19

Notations used in MD&A: n/m – not meaningful; pts. – percentage points.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.
2	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the Consolidated financial statements. Refer to Note 31 of the Consolidated financial statements for further information.
3	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective for the first quarter of 2024, with retrospective application to January 1, 2023, we reduced our mobile phone subscriber base by 283,000 subscribers to remove a subset of our public services customers that are now subject to dynamic pricing auction models. We believe adjusting our base for these low-margin customers provides a more meaningful reflection of the underlying performance of our mobile phone business and our focus on profitable growth. As a result of this change, associated operating statistics (ARPU and churn) have also been adjusted. Effective January 1, 2024, on a prospective basis, we adjusted our TV subscriber base to remove 97,000 subscribers, as we have ceased marketing our Pik TV® product.

TELUS Corporation – Management’s discussion and analysis – 2024

Operating highlights

●	Consolidated Operating revenues and other income increased by $270 million in 2024.

Service revenues increased by $80 million in 2024, reflecting: (i) mobile, residential internet, TV and security subscriber growth; (ii) growth across multiple lines of business in health services, reflecting both business acquisitions and organic growth; and (iii) higher agriculture and consumer goods services revenues. These factors were partially offset by: (i) rate reductions in mobile network and security services; (ii) lower external revenues in TELUS Digital; and (iii) declines in fixed legacy voice and TV services revenues.

Equipment revenues increased by $54 million in 2024, primarily driven by an increase in mobile equipment revenues.

Other income increased by $136 million in 2024, largely due to the closing of the TELUS Sky® partnership transaction, as well as other gains on real estate projects resulting from our fibre build and copper decommissioning program, in addition to higher reversals of business combination-related provisions.

For additional details on Operating revenues and other income, see Section 5.4 TELUS technology solutions segment and Section 5.5 TELUS digital experience segment.

●	Operating income increased by $442 million in 2024. (See Section 5.3 Consolidated operations for additional details.)

EBITDA increased by $409 million in 2024. EBITDA includes restructuring and other costs of $493 million in 2024.

Adjusted EBITDA, which excludes restructuring and other costs, increased by $184 million in 2024, reflecting: (i) mobile, residential internet, security and TV subscriber growth (excluding the first quarter 2024 Pik TV subscriber base adjustment); (ii) broad-based cost reduction efforts, including workforce reductions, synergies achieved between LifeWorks® and our legacy health business, and increased adoption of TELUS Digital’s solutions across TTech operations, as well as reductions in administrative and marketing costs; (iii) higher gains on real estate projects and higher reversals of business combination-related provisions; (iv) growth in health services margin; and (v) higher agriculture and consumer goods margins. These factors were partly offset by: (i) lower mobile phone ARPU; (ii) lower operational growth in TELUS Digital (excluding other income); (iii) declining fixed legacy voice and TV margins; (iv) higher bad debt expense; (v) lower mobile equipment margins; (vi) higher network operations costs; and (vii) increased subscription-based licences and cloud usage costs. (See Section 5.3 Consolidated operations for additional details.)

●	Income before income taxes increased by $139 million in 2024, reflecting growth in Operating income partially offset by higher Financing costs. The increase in Financing costs largely reflected the impact of unrealized changes in virtual power purchase agreements forward element and higher interest expense. (See Financing costs in Section 5.3.)
●	Income tax expense increased by $68 million in 2024. The effective income tax rate increased from 20.3% to 23.6% in 2024, largely as a result of lower prior year adjustments recognized in the current period and foreign tax differential.
●	Net income attributable to Common Shares increased by $152 million in 2024, reflecting the after-tax impacts of growth in Operating income partially offset by an increase in Financing costs.

Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, real estate rationalization-related restructuring impairments, and unrealized changes in virtual power purchase agreements forward element. Adjusted Net income increased by $176 million in 2024.

●	Basic EPS increased by $0.09 in 2024, reflecting the after-tax impacts of higher Operating income partially offset by higher Financing costs, as well as the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS excludes the effects of restructuring and other costs, income tax-related adjustments, real estate rationalization-related restructuring impairments and unrealized changes in virtual power purchase agreements forward element. Adjusted basic EPS increased by $0.09 in 2024.

TELUS Corporation – Management’s discussion and analysis – 2024

●	Dividends declared per Common Share were $1.5566 in 2024, an increase of 7.0% from 2023. On February 12, 2025, the Board declared a first quarter dividend of $0.4023 per share on our issued and outstanding Common Shares, payable on April 1, 2025, to shareholders of record at the close of business on March 11, 2025. The first quarter dividend increased by $0.0262 per share or 7.0% from the dividend of $0.3761 per share declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.
●	During 2024, our total telecom subscriber connections increased by 1,119,000 or 5.9%. This reflected growth of 3.5% in mobile phone subscribers, 19.7% in connected device subscribers, 5.1% in internet subscribers, 6.6% in TV subscribers excluding the first quarter 2024 Pik TV subscriber base adjustment, and 6.1% in security subscribers, partially offset by a decline of 3.3% in residential voice subscribers. (See Section 5.4 TELUS technology solutions segment for additional details.)

Liquidity and capital resource highlights

●	Cash provided by operating activities increased by $348 million in 2024, primarily driven by EBITDA growth, partially offset by higher restructuring and other costs disbursements, net of expense, and increased interest paid. (See Section 7.2 Cash provided by operating activities.)
●	Cash used by investing activities decreased by $1,048 million in 2024, largely attributable to lower cash payments for business acquisitions and lower cash payments for capital assets, partly offset by greater cash payments for spectrum licences. Acquisitions decreased by $930 million in 2024, mainly reflecting the impact of the WillowTreeTM acquisition in the first quarter of 2023. (See Section 7.3 Cash used by investing activities.)
●	Cash used by financing activities increased by $1,281 million in 2024, largely attributable to lower issuances of long-term debt, partially offset by higher issuances of short-term borrowings, net, and lower redemptions and repayment of long-term debt. (See Section 7.4 Cash provided (used) by financing activities.)
●	Net debt to EBITDA – excluding restructuring and other costs ratio was 3.90 times at December 31, 2024, up from 3.71 times at December 31, 2023. Of the increase in the ratio, 0.29 times is the effect of the increase in net debt levels, primarily due to spectrum acquisitions and business acquisitions, which exceeded the effect of growth in EBITDA – excluding restructuring and other costs (TTech 0.15 times; TELUS Digital (0.05) times); net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions. As at December 31, 2024, the acquisition of spectrum licences increased the ratio by approximately 0.56. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)
●	Free cash flow increased by $212 million in 2024, reflecting higher EBITDA and lower capital expenditures. These factors were partially offset by an increase in interest paid and greater lease payments. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting standards that do not impact cash.

TELUS Corporation – Management’s discussion and analysis – 2024

1.4 Performance targets (key performance measures)

The following scorecard compares TELUS’ performance to our 2024 targets.

Scorecard

2024 performance
	Targets[1]	Actual results
	and growth	and growth	Result
TTech Operating revenues	Growth of 2 to 4%1a (Slightly below the lower end of the range)	$17.4 billion 1.8%	✓
TTech Adjusted EBITDA	Growth of 5.5 to 7.5%1b (Lower end of the range)	$6.7 billion 5.5%	✓
Cash provided by operating activities[2]	n/a	$4.8 billion	n/a
Consolidated free cash flow	Approximately $2.1 billion1c	$2.0 billion	X
Consolidated capital expenditures[3]	Approximately $2.6 billion	$2.4 billion	✓

✓ – met target

n/a – not applicable

X – missed target

1

Represents 2024 updated targets that were announced on August 2, 2024, to reflect the competitive environment in mobility and fixed, as well as the flow-through of TELUS Digital’s revised EBITDA outlook. Additionally, on November 8, 2024, it was announced that growth in TTech Operating revenues was anticipated to be slightly below the lower end of our target range, reflecting competitive market conditions.

a.The original target for TTech Operating revenues was growth of 2 to 4%.

b.The original target for TTech Adjusted EBITDA was growth of 5.5 to 7.5%.

c.The original target for consolidated free cash flow was approximately $2.3 billion.

2.

As a result of applying National Instrument 52-112, this measure is presented as the financial measure disclosed in the primary financial statements that is most similar to free cash flow, and was not part of our targets for 2024.

3.	Our target for 2024 excluded real estate development initiatives. Total capital expenditures in 2024, including real estate development initiatives, were $2.6 billion.

Our original targets were announced on February 9, 2024. On August 2, 2024, we announced that our targets for TTech Operating revenues and TTech Adjusted EBITDA were trending to the lower end of the ranges for their respective growth rates, reflecting the competitive environment in mobility and fixed, while our consolidated free cash flow target was updated due to the flow-through from TELUS Digital’s revised EBITDA outlook. On November 8, 2024, we announced that Operating revenue growth in 2024 in TTech was anticipated to be slightly below the lower end of our original target range, reflecting competitive market conditions. The following pertains to our performance against revised targets, as applicable.

We achieved our TTech Operating revenue growth target of slightly below the lower end of the original target range. While we experienced growth in our mobile phones and connected devices subscriber bases, average revenue per subscriber per month (ARPU) softened, reflecting sustained market aggression and the increasing adoption of Canada-U.S.-Mexico plans, which is moderating growth in roaming revenues. Our commitment to remaining disciplined in balancing optimal economic outcomes with volume helped to ameliorate the flow-through to margins. The continued demand for our unmatched bundled services across mobile and home has driven strong product penetration and ongoing growth in our fixed subscriber base.

We achieved our Adjusted EBITDA target as a result of growth in our mobile and fixed subscriber bases, broad-based cost reduction efforts across both the TTech and TELUS Digital segments, and greater gains on real estate projects as we develop a mix of real estate assets. Our focused execution on these factors helped to offset the macroeconomic headwinds and escalating competitive intensity that persisted throughout the year.

TELUS Corporation – Management’s discussion and analysis – 2024

Our free cash flow in 2024 was slightly below target, primarily due to the higher-than-expected cash impact from the effects of contract asset and device financing associated with our strong growth in contracted volumes, and increased restructuring and other payments, partially offset by a reduction in capital expenditures, which came in below our full-year target.

Capital expenditures in 2024 were below our consolidated target as a result of our transition from brownfield fibre builds to a partner-build model, which has allowed greater flexibility to support new investment opportunities such as driving efficiencies through TELUS Digital, particularly within our core telecommunications business. We continue to monitor geopolitical and economic factors closely and maintain flexibility in our capital expenditure allocation to address market conditions and the technological landscape.

Our capital structure financial policies and report on financing and capital structure management plans are included in Section 4.3.

We made the following key assumptions when we announced the 2024 targets in February 2024. Some of these assumptions were updated in our first quarter 2024 MD&A, second quarter 2024 MD&A and third quarter 2024 MD&A.

Assumptions for 2024 targets and results

●
Our economic assumptions are based on a composite of estimates from Canadian banks and other sources. Our original assumptions for 2024 economic growth in Canada, B.C., Alberta, Ontario and Quebec were 0.6%, 0.4%, 1.1%, 0.4% and 0.4%, respectively.

In our first quarter 2024 MD&A, we revised our assumptions for economic growth in Canada, B.C., Alberta, Ontario and Quebec to 1.1%, 0.8%, 1.9%, 0.8% and 0.6%, respectively. In our second quarter 2024 MD&A, we further revised our assumptions for economic growth in B.C., Alberta and Quebec to 0.9%, 2.0% and 0.7%, respectively. In our third quarter 2024 MD&A, we further revised our assumptions for economic growth in Alberta, Ontario and Quebec to 1.8%, 1.0% and 0.9%, respectively.

●
With respect to inflation rates, our original assumptions for 2024 in Canada, B.C., Alberta, Ontario and Quebec were 2.5%, 2.4%, 2.4%, 2.4% and 2.5%, respectively.

In our first quarter 2024 MD&A, we revised our assumptions for inflation in B.C., Alberta, Ontario and Quebec to 2.5%, 2.6%, 2.6% and 2.6%, respectively. In our second quarter 2024 MD&A, we further revised our assumptions for inflation in Alberta and Quebec to 2.9% and 2.7%, respectively. In our third quarter 2024 MD&A, we further revised our assumptions for inflation in Canada, B.C., Alberta and Ontario to 2.6%, 2.6%, 3.0% and 2.5%, respectively.

●
With respect to annual unemployment rates, our original assumptions for 2024 in Canada, B.C., Alberta, Ontario and Quebec were 6.4%, 6.1%, 6.3%, 6.7% and 5.5%, respectively.

In our first quarter 2024 MD&A, we revised our assumptions for the annual unemployment rate in Canada, B.C., Alberta, Ontario and Quebec to 6.3%, 6.0%, 6.5%, 7.0% and 5.4%, respectively. In our second quarter 2024 MD&A, we further revised our assumptions for B.C., Alberta, Ontario and Quebec to 5.8%, 6.6%, 6.9% and 5.3%, respectively. In our third quarter 2024 MD&A, we further revised our assumptions for the annual unemployment rate in B.C., Alberta and Quebec to 5.7%, 6.8% and 5.4%, respectively.

●
With respect to the pace of housing starts, our original assumptions for 2024 on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec were 234,000 units, 42,000 units, 36,000 units, 79,000 units and 46,000 units, respectively.

In our first quarter 2024 MD&A, we revised our assumptions for the pace of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec to 237,000 units, 46,000 units, 40,000 units, 86,000 units and 43,000 units, respectively. In our second quarter 2024 MD&A, we further revised our assumptions for the pace of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec to 241,000 units, 49,000 units, 42,000 units, 83,000 units and 44,000 units, respectively. In our third quarter 2024 MD&A, we further revised our assumptions for the pace of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec to 248,000 units, 48,000 units, 44,000 units, 81,000 units and 47,000 units, respectively.

TELUS Corporation – Management’s discussion and analysis – 2024

●
We anticipated participating in ISED’s auction in the mmWave band in 2024. However, ISED has not indicated when the mmWave auction will commence.

Confirmed:

●
No material adverse regulatory rulings or government actions against TELUS. See Section 9.4 for further information.
●
Continued intense mobile products and services competition and fixed products and services competition in both consumer and business markets.
●
Continued increase in mobile phone penetration in the Canadian market.
●
Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers seek more mobile connectivity to the internet at faster speeds.
●
Mobile products and services revenue growth resulting from improvements in subscriber loading, with continued competitive pressure on blended average revenue per subscriber per month (ARPU).
●
Continued pressure on mobile products and services acquisition and retention expenses, dependent on gross loading and customer renewal volumes, competitive intensity and changing customer preferences, as well as continued connected devices growth through diversified and expanded IoT offerings. The effects of contract asset, acquisition and fulfilment and TELUS Easy Payment® device financing was a net cash outflow of $201 million.
●
Continued growth in fixed products and services data revenue, reflecting an increase in internet, TV and security subscribers, speed upgrades, rate plans with larger data buckets or unlimited data usage, and expansion of our broadband infrastructure, healthcare solutions, agriculture and consumer goods solutions, and home and business security offerings.
●
Continued erosion of residential voice revenues, resulting from technological substitution and greater use of inclusive long distance.
●
Continued optimization of our TELUS digital experience segment’s cost structure enabled by automation and generative AI (GenAI) solutions to mitigate near-term challenges from persistent global macroeconomic pressures.
●
Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend.
●
Our original assumptions for employee defined benefit pension plans for 2024: current service costs of approximately $62 million recorded in Employee benefits expense and interest expense of approximately $7 million recorded in Financing costs; a rate of 5.05% for discounting the obligation and a rate of 5.05% for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $35 million.

Actual results were: $67 million recorded in Employee benefits expense for current service costs, $6 million recorded in Employee benefits expense for past service costs and interest expense of $9 million recorded in Financing costs; a rate of 4.65% for discounting the obligation and a rate of 4.65% for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of $22 million.

●
Our original assumption for 2024 restructuring and other costs was approximately $300 million, with total cash restructuring and other disbursements of approximately $400 million.

In our second quarter 2024 MD&A, we revised our assumptions for restructuring and other costs to approximately $400 million, with total cash restructuring and other disbursements of approximately $500 million, largely to reflect new cost efficiency programs.

TELUS Corporation – Management’s discussion and analysis – 2024

In our third quarter 2024 MD&A, we further revised our assumption for restructuring and other costs to approximately $450 million to largely reflect new cost efficiency programs.

Actual restructuring and other costs were $493 million, as we incurred these costs to drive EBITDA expansion, margin accretion and accelerated cash flow growth. Total cash restructuring and other disbursements were $523 million.

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Our assumption for 2024 net cash Interest paid was approximately $1.25 billion to $1.4 billion. Actual net cash Interest paid was $1.3 billion.
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Our assumption for 2024 Depreciation and Amortization of intangible assets was approximately $4.0 billion to $4.2 billion. Actual Depreciation and Amortization of intangible assets was $4.0 billion.
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Our original assumptions for income taxes for 2024: an applicable statutory rate of 24.5 to 25.1%, and cash income tax payments of $370 million to $450 million.

In our second quarter 2024 MD&A, we revised our assumption for income taxes computed at an applicable statutory rate to a range of 24.0 to 24.6%. This revision reflected lower income earned in jurisdictions with higher statutory income tax rates. We also revised our cash income tax payments assumption to a range of $310 million to $390 million due to excess instalment amounts from the prior period applied to the current period.

Actual results reflected a statutory income tax rate of 24.5% and cash income tax payments of $358 million.

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Continued growth of health services revenue and contribution to EBITDA through deployment of value-added services and cross-selling opportunities between our business units.
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Our original assumption was a 2024 Canadian dollar to U.S. dollar average exchange rate of C$1.32: US$1.00 and U.S. dollar to European euro average exchange rate of US$1.08: €1.00.

In our second quarter 2024 MD&A, we revised our assumption for a Canadian dollar to U.S. dollar average exchange rate of C$1.35: US$1.00.

Actual results were a Canadian dollar to U.S. dollar average exchange rate of C$1.37: US$1.00 and a U.S. dollar to European euro average exchange rate of US$1.08: €1.00.

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Our agriculture and consumer goods services business continued to expand through business acquisitions and organic growth.
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We continued our digitization efforts to simplify the many ways our customers do business with us, introduced new products and services, responded to customer and market needs, and provided highly reliable service.

TELUS Corporation – Management’s discussion and analysis – 2024

2.      Core business and strategy

2.1 Core business

We provide a wide range of telecommunications technology solutions, which include: mobile and fixed voice and data telecommunications services and products; healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); and digital experiences; as well as related equipment. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation. Our TELUS Digital subsidiary provides a portfolio of end-to-end, integrated capabilities including digital solutions, such as cloud solutions and automation, trust, safety and security services, AI data solutions, including expertise in computer vision, and front-end digital design and consulting services. We currently earn the majority of our revenue from access to, and usage of, our telecommunications infrastructure, and from providing services and products that facilitate access to, and usage of, our infrastructure, in addition to equipment revenue.

2.2 Strategic imperatives

Since 2000, we have maintained a proven national growth strategy.

We developed our strategic intent and six strategic imperatives in 2000 that remained relevant for future growth, despite changing regulatory, technological and competitive environments. Our consistent focus on these imperatives guided our actions and contributed to the achievement of our financial goals.

In 2025 and beyond, we have refined our strategic intent and imperatives to align more closely with our global growth strategy. Our newly evolved strategic intent is to unleash the power of data technologies to deliver globally the best solutions to our customers at home, in their workplace and on the move.

Our five strategic imperatives for 2025 and beyond are listed below.

●	Building global capabilities across data technologies and software-based services
●	Providing integrated solutions that differentiate TELUS from our competitors
●	Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core businesses
●	Focusing relentlessly on the growth markets of data and GenAI with the national expansion of broadband, complemented by international growth for TELUS Health, TELUS Agriculture & Consumer Goods and TELUS Digital
●	Building a global brand and exemplifying a customers first culture, by investing in people, that are empowered through innovation, teamwork and social purpose.

TELUS Corporation – Management’s discussion and analysis – 2024

3.    Corporate priorities

We confirm or set new corporate priorities each year to advance our long-term strategic imperatives (see Section 2.2) and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2024 corporate priorities.

Elevating our customers, communities and social purpose by honouring our brand promise, Let’s make the future friendly™

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Each year, we conduct a Pulsecheck engagement survey to gather confidential team member feedback about TELUS as a place to work in order to measure our progress in building and strengthening a high-performance culture. Following each survey, leaders share results with team members and use fair process to build and refine action plans focused on high-priority areas in need of improvement based on Pulsecheck results. In 2024, TELUS (excluding TELUS Digital) achieved an engagement score of 81%, which is an encouraging accomplishment against the backdrop of a highly dynamic and oftentimes challenging year, demonstrating the strength of the culture our team members have built together. With an engagement score of 81%, TELUS (excluding TELUS Digital) is amongst the top 25% of organizations globally, according to our survey provider, Mercer (formerly Kincentric).
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Throughout 2024, we continued to leverage our TELUS Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and the awareness of online safety knowledge. Since the launch of these programs, they have provided support for over 1.3 million Canadians.
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During the year, we welcomed over 8,400 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected 63,500 households, making low-cost high-speed internet available to 200,000 low-income seniors and members of low-income families, persons with disabilities, government-assisted refugees and youth leaving foster care.
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Our Mobility for Good® program offers free or low-cost smartphones and mobility plans to youth aging out of foster care, low-income seniors and families, across Canada, as well as government-assisted refugees and Indigenous women at risk of, or experiencing violence. During the year, we added more than 9,500 marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for over 61,800 people.
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In May 2024, we expanded Mobility for Good to 800,000 eligible low-income families that are receiving the maximum Canada Child Benefit.
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During the second quarter of 2024, we expanded the Mobility for Good for Indigenous Women at Risk program to include the province of Quebec in partnership with Quebec Native Women and Quebec First Nations Women’s Space. Since we launched Mobility for Good for Indigenous Women at Risk in 2021, we have provided support for over 4,200 individuals nationally.
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Our Health for Good® mobile health clinics facilitated 60,000 patient visits during the year. Since the program’s inception in 2014, we have enabled 260,000 cumulative patient visits in 27 communities across Canada, bringing primary and mental healthcare to individuals experiencing homelessness.
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In September 2024, we raised our overall commitment to the TELUS Health for Good program to $16 million through 2027 and launched a new mobile health clinic, bringing primary care and harm reduction services directly to people experiencing homelessness across the B.C. Interior.
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During the year, our Tech for Good® program provided access to personalized assessments, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for more than 3,800 Canadians living with disabilities, enabling them to make improvements in their quality of life and independence. Since its inception in 2017, we have provided support for over 12,600 individuals in Canada who are living with disabilities, through the program and/or the TELUS Wireless Accessibility Discount.

TELUS Corporation – Management’s discussion and analysis – 2024

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During 2024, 120,300 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events to improve their digital literacy and awareness of online safety, bringing the total cumulative number of participants to over 800,000 since the program launched in 2013.
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Currently, we have 19 TELUS Community Boards, 13 operating in Canada and six internationally. Our Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth. Since 2005, our 19 TELUS Community Boards and TELUS Friendly Future Foundation® (the Foundation) have supported 34.5 million youth in need across Canada and around the world, by granting more than $135 million in cash donations to 10,600 charitable initiatives.
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During the third quarter of 2024, we announced a major milestone in charitable giving in Canada, as the TELUS Community Board program reached a total of $100 million in cash donations to local charities across the country since inception in 2005.
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Working in close partnership with the 13 TELUS Community Boards in Canada, the Foundation distributes grants to charities that promote education, health and well-being for youth across the country. In addition, through the TELUS Student Bursary program, the Foundation provides bursaries for post-secondary students who face financial barriers and are committed to making a difference in their communities. During 2024, the Foundation provided support to 1.3 million youth by granting $10.8 million in cash donations and bursaries to more than 550 Canadian registered charities, community partners and projects. Since its inception in 2018, the Foundation has directed $57.6 million in cash donations to our communities and in bursary grants, helping 16.5 million youth reach their full potential.
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In June 2024, the Foundation hosted its inaugural fundraising gala. More than 700 guests attended the event, which raised over $2.5 million to provide support to youth from underserved communities.
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During the fourth quarter of 2024, the Foundation awarded $2.2 million in bursaries to more than 500 post-secondary students. This is an investment in the future, empowering the next generation of changemakers on their educational path. Since the program’s inception in 2023, the Foundation has awarded bursaries totalling over $4 million to more than 1,000 students across Canada. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.
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The TELUS Indigenous Communities Fund offers grants for Indigenous-led social, health and community programs. In 2024, the Fund allocated $350,000 in cash donations to Indigenous-led organizations across Canada. Since its inception in 2021, the Fund has distributed $935,000 in cash donations to 42 community programs supporting food security, education, cultural and linguistic revitalization, wildfire relief efforts, and the health, mental health and well-being of Indigenous Peoples across Canada.
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In 2024, our global TELUS family volunteered 1.5 million hours for the second consecutive year, with more than one million hours volunteered in each of the past eight years.
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In May 2024, our 19th annual TELUS Days of Giving® inspired 83,000 TELUS team members, retirees, family and friends to volunteer across 33 countries in support of our local communities, overtaking the record set in the previous year and making this year our most giving year to date.
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In August 2024, in support of the many people impacted by the wildfires in Jasper, Alberta, TELUS, our team members, customers and the Foundation have enabled more than $200,000 in cash donations and in-kind contributions. Our assistance included:
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Distributing adult and youth disaster kits at evacuation centres containing essential items such as emergency blankets, reusable water bottles, charging cables and activities for kids.
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Rapidly deploying three cell towers on wheels (COWs) to provide wireless connectivity and support emergency communications along a no-coverage section of Trans-Canada Highway 16, to an RCMP checkpoint and one within the town of Jasper.

TELUS Corporation – Management’s discussion and analysis – 2024

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Implementing our first deployment of a low earth orbit satellite temporary connectivity solution for a cell tower after its fibre connection was destroyed by the fire, restoring access to 9-1-1.
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Continually refuelling back-up generators to keep communication lines safely up and running after a loss of commercial power.
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Working closely with the incident command centre and its members to protect critical network infrastructure.
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Offering data top-ups and waiving long-distance mobile, home phone, texting and roaming fees for evacuees and others affected by the fires.
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Offering a free community crisis support line for emotional support, provided by TELUS Health and available 24/7 to all Canadians.
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Providing free counselling sessions through TELUS Health MyCare™.
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Offering no-cost veterinary technician appointments through TELUS Health MyPet.
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Partnering with the Red Cross to establish a recovery centre, providing tents, site-wide Wi-Fi connectivity and essential care items for returning evacuees. In addition, our technicians conducted re-entry checks and prioritized a strategic restoration of service.
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In October 2024, we received a Response and Recovery Award from the Disaster Recovery Institute Canada (DRI) for crisis management during the 2024 Jasper wildfires. This was our third consecutive award, recognizing outstanding business continuity and disaster recovery, and our delivery of customer support and community service in a challenging situation.
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Throughout 2024, we maintained our global leadership in sustainability, in line with our commitment to support a nature-positive future. Key milestones over the past year included:
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Planting over eight million trees across more than 5,300 hectares of land through TELUS Environmental Solutions, a subsidiary that provides reforestation services and partners with like-minded organizations to offer a range of climate solutions that can have positive social and environmental impacts around the world. Over the past two decades, we have planted over 13 million trees across more than 8,600 hectares.
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Supporting the circular economy with our program of reusing, repairing and recycling wireless devices, which has diverted more than 15 million devices from landfills since 2005.
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Reducing TELUS’ energy intensity by 57% and GHG emissions by 51% since 2010.
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During the year, we received recognition for our global leadership in social capitalism, including:
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In January 2024, we were included in the Corporate Knights 2024 Global 100 Most Sustainable Corporations in the World – the 12th time we have been included since its introduction in 2005.
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In June 2024, we were recognized by TIME Magazine and Statista in their inaugural list of the World’s Most Sustainable Companies, placing 21st among 500 companies globally. We were named the most sustainable telecommunications company in Canada and the second most sustainable Canadian company overall, in recognition of more than 20 years of global leadership in corporate citizenship and philanthropy, innovation management, and environmental and social impact reporting.
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In June 2024, we were named to the Corporate Knights Best 50 Corporate Citizens in Canada for the 18th time.

TELUS Corporation – Management’s discussion and analysis – 2024

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In October 2024, we were selected by March of Dimes Canada as the recipient of its Corporate Changemaker of the Year Award, in recognition of our efforts in support of equity and inclusion for people with disabilities.
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At the World Sustainability Awards 2024 held in Amsterdam during the fourth quarter of 2024, we were recognized with the Sustainability Excellence Award for our global leadership and commitment to building a better, more sustainable future.
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During the fourth quarter of 2024, we were named as one of Canada’s Most Responsible Companies 2025 by Newsweek and Statista, ranking in the top three and placing first in the media and telecommunication sector.
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In December 2024, we were named to the Dow Jones Sustainability North America Index for the 24th consecutive year.
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TELUS Pollinator Fund for Good® made multiple equity investments during 2024, including U.K.-based Waymap, a technology company offering an accessibility-first, highly accurate navigation app that works outdoors, indoors and even deep underground. During the second quarter of 2024, one of the Fund’s portfolio investments, Dryad Networks, a Germany-based company that offers Internet of Things (IoT) sensors for ultra-early wildfire detection within minutes, entered into a TELUS reseller agreement. Since it was established in 2020, the Fund has invested over $50 million in more than 30 socially innovative companies, with 39% led by women and 45% led by Indigenous or other racialized founders.
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In April 2024, we were recognized as one of the top 10 most valuable brands in Canada for the third consecutive year, as well as the most valuable Canadian telecom brand. In its Canada 100 2024 Ranking report, Brand Finance valued our 2024 brand at $11.7 billion (US$8.6 billion), up 12.4% year-over-year – our highest third-party brand valuation ever.
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In January 2025, Brand Finance valued our brand at US$9.0 billion, up 4.6% year-over-year, in its Global 500 2025 Ranking. This ranks us as the most valuable telecom brand in Canada, the eighth most valuable Canadian brand overall and the 15th most valuable telecom brand in the world.
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In October 2024, Forbes named us one of its 2024 World’s Best Employers, the only Canadian telecommunications company included in this ranking.
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In November 2024, we released our sixth annual Indigenous Reconciliation and Connectivity Report, with concrete examples of the ways our acts of reconciliation, in close partnership with Indigenous communities, are helping deliver sustained, positive social, cultural and economic outcomes that reach far beyond connectivity.
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We were recognized by Mediacorp Canada Inc. during 2024 as one of Canada’s Top Employers for Young People (2024) in January, one of Canada’s Best Diversity Employers (2024) in March and one of Canada’s Greenest Employers (2024) in April.

Leveraging TELUS’ world-leading technology to drive superior growth across mobile, home and business services

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We continued to invest in our leading-edge broadband technology, which has enabled the success of our internet, TV and security offerings and business services, as well as our mobility solutions, and helped us start the deployment of our 5G technology beginning in 2020.
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At December 31, 2024, our 4G LTE technology covered 99% of the Canadian population and our LTE advanced technology covered approximately 95% of the Canadian population. Our 5G network connected approximately 32.3 million Canadians, representing more than 87% of the Canadian population at December 31, 2024.
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As at December 31, 2024, we had connected more than 3.4 million households and businesses in B.C., Alberta and Eastern Quebec with fibre-optic cable – up from approximately 3.2 million households and businesses at December 31, 2023.

TELUS Corporation – Management’s discussion and analysis – 2024

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In January 2024, we announced a partnership with Ericsson in the deployment of our 5G stand-alone network from coast to coast last year. Leveraging Ericsson’s 5G core technologies, our 5G stand-alone network enables us to bring customers the most advanced 5G services with functionalities like ultra-low latency and faster speeds that will support the next generation of 5G edge computing and IoT technologies for entire industries and organizations, from autonomous vehicles to enhanced public safety and healthcare technologies.
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In February 2024, we partnered with Cisco Systems to launch new 5G capabilities in North America that support IoT use-cases for industry verticals, with a focus on connected cars. This technology will open up pathways to enhancing the driving experience, enabling connected car manufacturers to leverage our wireless network to introduce 5G-enabled telematics, infotainment applications and advanced network services, along with subscription-based Wi-Fi services.
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Together with Samsung Electronics Co., Ltd., in February 2024, we announced that we will build Canada’s first commercial virtualized and open radio access network (RAN) – an intelligent, next-generation technology with enhanced performance, flexibility, energy efficiency and automation. With an Open RAN, we are able to use components from different manufacturers that best meet our needs, while a Virtualized RAN allows us to use software instead of hardware. This provides us with faster access to the latest technologies as they become available, helping enhance the customer experience and drive network innovation, while increasing opportunities for equipment vendors.
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In February 2024, we announced a collaboration with Amazon Web Services (AWS) and Samsung Electronics Co., Ltd. to become the first telecommunications provider in North America to evolve the roaming architecture, in our quest to enable greater reliability and faster speeds for customers travelling abroad. Roaming traffic is generally routed through the service provider’s home country, resulting in slower speeds for customers. With this evolved roaming architecture, traffic no longer needs to go through Canada but will be routed directly to the closest AWS Region worldwide that houses our network through Samsung virtualized roaming gateways, significantly enhancing the speed and responsiveness of mobile services.
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In May 2024, we announced the acquisition of VumetricTM Cybersecurity, a leading cybersecurity provider specializing in advanced penetration testing that can identify cyber vulnerabilities and threats to companies across Canada and North America. This acquisition bolsters our suite of privacy, security and compliance offerings, complementing our comprehensive portfolio of cybersecurity services and capabilities and decades of experience, reinforcing the security posture of organizations, helping them be resilient in the face of current and emerging cyber threats.
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In May 2024, we announced a new customer support tool for telus.com, powered by generative AI (GenAI). The new tool offers fast, easy and intuitive responses to customer queries, for a more convenient and seamless digital experience, in addition to reducing our cost structure. This GenAI customer support tool is the first in the world to be internationally certified in Privacy by Design (ISO 31700-1). This international certification underscores our commitment to ensuring the highest standards of privacy and data protection, while continuously innovating to deliver a best-in-class customer experience.
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In June 2024, we announced the return of our #StandWithOwners program for the fifth consecutive year with over $1 million in prizing, the largest prize pool to date. The #StandWithOwners program champions innovative, growing Canadian businesses, and this year’s contest saw record engagement with thousands of applications received from across the country – a 61% increase compared to last year. #StandWithOwners winners were announced in October 2024, with 20 outstanding businesses being recognized, including six recipients of a grand prize valued at more than $200,000 in funding, technology and national recognition.
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In July 2024, through Badal – a TELUS subsidiary that provides cloud-based and data analytics services – we announced a collaboration with the University of Ottawa Heart Institute. This collaboration successfully deployed advancements to the Sayhut app – a secure, privacy-compliant point-of-care smartphone application that helps to reduce diagnostic time for patients who may be experiencing a heart attack due to a blocked artery. The app improves the speed and accuracy of communication between first responders, emergency doctors and interventional cardiologists at regional cardiac centres, enabling real-time review and decision-making.
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In July 2024, we announced the first step in a multi-year strategic partnership with WestJet that will transform the inflight experience for WestJet guests by providing fast and free internet onboard WestJet aircraft, sponsored by TELUS.

TELUS Corporation – Management’s discussion and analysis – 2024

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In August 2024, we announced our membership in the National Institute of Standards and Technology’s U.S. Artificial Intelligence (AI) Safety Institute Consortium to support the development and deployment of trustworthy and safe AI, making us the first, and currently only, Canadian telecom company to join. Our participation highlights our commitment to responsible AI, ensuring that AI is developed and deployed in a trustworthy, ethical manner that is safe and benefits everyone.
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In September 2024, we launched SmartEnergy, which can help Canadians to manage and control their home energy usage. With the SmartHome+ app, subscribers can optimize their connected smart devices to save money on their energy bills, support their community power grids by joining energy-saving events, and reduce their environmental footprint through various initiatives, including the planting of a tree each quarter on their behalf.
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In October 2024, Mobile Klinik® announced a collaboration with Apkudo to use its circular industry platform, which will transform our device repair and refurbishment processes. Apkudo’s automation technology will help us streamline device testing and grading, reduce operational risks, scale operations, and ensure that every refurbished certified pre-owned device meets our rigorous standards, offering our customers more transparency around the life cycle of their device.
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In October 2024, we announced the successful completion of our multi-year data-modernization journey in collaboration with Google Cloud and Onix. We were able to move enterprise data from fragmented, on-premises data sources to a unified cloud-based self-serve analysis platform. This program significantly improves data access, reliability and usability, opening a path for advanced AI capabilities across our operations, reductions in energy consumption, and faster delivery of more personalized customer solutions.
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In October 2024, we announced a collaboration with Photonic Inc. to accelerate the development of next-generation quantum communications in Canada. Photonic will have dedicated access to our fibre-optic network, configured to test increasingly complex quantum networking that leverages quantum encryption for ultra-secure, tamper-evident transfer of information over long distances. This will enable the testing of quantum technologies and emerging solutions that can reshape the Canadian digital landscape, improve productivity and drive economic growth.
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In November 2024, we announced that we are now offering TELUS PureFibre® internet to residents in Ontario and parts of Quebec. This gives more Canadians access to exclusive bundling options with TELUS Mobility, SmartHome security and Stream+ services. As a new entrant in Ontario and parts of Quebec, leveraging the CRTC’s wholesale access regime, we are seeing growing demand from residents who have exercised their right to choose TELUS as their internet service provider. (See Section 9.4 Communications industry regulatory developments and proceedings for additional details.)
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Throughout 2024, we completed copper retirement initiatives in multiple central offices. These initiatives are aligned with our real estate development plans. We expect to continue these initiatives as we develop a mix of real estate assets, and further monetizing copper through our active decommissioning program, while also realizing the operational benefits of fibre.

TELUS Corporation – Management’s discussion and analysis – 2024

Scaling our innovative digital capabilities in TELUS Health and TELUS Agriculture & Consumer Goods to build assets of consequence

TELUS Health

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In January 2024, we announced a partnership with Clinia, a leading provider of health-grade search technologies, to transform healthcare navigation and deliver personalized care throughout individuals’ health journeys. With Clinia’s AI-driven solutions, we can enhance interconnectivity and improved cost sustainability for payors and providers.
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In January 2024, we collaborated with McMillan LLP, a national business law firm, to implement a new nationwide mental health initiative for its associate lawyers (who have practiced for five years or less) in support of improved mental well-being. McMillan is the first law firm in Canada to introduce the TELUS Health Wellbeing Assessment to all associates, fostering a supportive workplace culture and a shared resilience within the firm.
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In February 2024, TELUS Health was recognized by global analyst firm NelsonHall as an Overall Leader for next-generation benefits administration in both Canada and the United States.
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In February 2024, we extended our TELUS Health Wellbeing solution to organizations in Australia. TELUS Health Wellbeing allows meaningful engagement with employees to educate and inspire them to make positive behavioural changes for improved health. This includes health assessments and personalized challenges, as well as recommendations to enhance decision-making for better overall health.
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In March 2024, we announced that we had been selected by Ontario Health to provide a remote care management (RCM) solution for Ontario. This RCM solution will equip healthcare practitioners with resources and tools for actively monitoring patients from a distance over time, resulting in early detection and quick intervention, fewer hospital admissions and improved outcomes.
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In May 2024, we announced a collaboration with Anxiety Canada, a registered charity dedicated to destigmatizing anxiety and its related disorders. This is enabling people across Canada to access virtual counselling sessions through the TELUS Health MyCare app, managing anxiety to help them live the lives they want.
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In June 2024, we announced a collaboration with Kits Eyecare Ltd. (KITS) to offer direct billing for 38 insurance companies covering over 70% of Canadians. KITS now offers the widest direct billing coverage in Canada for the optical category.
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In the second quarter of 2024, we acquired a leading provider of employee and family assistance programs (EFAP) and well-being services in Latin America. This adds significantly to our client base and our capacity to deliver Spanish-language services in Latin American markets.
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In July 2024, we announced a collaboration with Nova Scotia Health to enable residents of Nova Scotia with access to their primary care information through the YourHealthNS app. This data interoperability initiative is the first large-scale effort in Canada to standardize and connect primary care data and empowers people in Nova Scotia to better manage their health and improve health outcomes.
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In November 2024, we announced the opening of a new public health primary care clinic in the heart of Toronto accepting up to 6,000 new patients and planning to expand in the future. The TELUS Health MyCare Union clinic combines virtual healthcare technology with traditional in-person care, which improves access to care and demonstrates that the adoption of technology supports both the patient and the physician.
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In the second half of 2024, we acquired international digital health and well-being providers, and EFAP providers. These business acquisitions expanded our global footprint in the Americas, Europe and Asia-Pacific.

TELUS Corporation – Management’s discussion and analysis – 2024

TELUS Agriculture & Consumer Goods

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In the first quarter of 2024, we completed the acquisition of Proagrica®, a global provider of agronomic and business data solutions across the agricultural supply chain. The acquisition adds diversity and strength to our talent and expertise, supporting our delivery of customer-centric solutions across the agricultural ecosystem, enhancing the customer digitization journey, improving data connectivity and generating data-based insights.
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During the first quarter of 2024, our animal agriculture business rolled out the new TELUS Feedlot record management solution in Canada. This helps our clients by collecting data that supports more informed recommendations for cost-effective animal health strategies.
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In the second quarter of 2024, we acquired a cattle health and production consulting company, solidifying our position as a world-leading provider of feedlot data analytics and insights, and onboarding more feedlot clients to leverage our investments in digital solutions.
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Notable growth in bookings continued throughout 2024, leading to a substantial year-to-date increase across all lines of business within TELUS Agriculture & Consumer Goods.

Scaling our innovative digital capabilities in TELUS Digital Experience (TELUS Digital) to build an asset of consequence

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In January, TELUS Digital announced a strategic partnership with Morpheus Data, a pioneer in software for hybrid cloud management and platform operations. This complements TELUS Digital’s robust suite of cloud management solutions to further elevate end-to-end digital transformations for its clients.
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In March, TELUS Digital announced a strategic partnership with Local Measure, a global tech company pioneering the future of customer service technology. This partnership is adding to our capacity to design, build and deliver more intuitive, personalized, secure and scalable customer experiences on Amazon Connect.
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In April, TELUS Digital announced the Fuel iXTM beta launch of two solution layers: Fuel iX Core and Fuel iX Apps, as part of the ongoing growth and refinement of TELUS Digital’s enterprise-grade AI engine. Fuel iX helps clients advance their GenAI pilots into production at scale, securely and safely, with access to more than 100 large language models and the ability to change models after launch.
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In April, TELUS Digital announced an expansion of its strategic partnership with Appian Corporation to provide clients with a fast and agile end-to-end value chain, leveraging an intelligent automation-as-a-service (AaaS) platform that can help companies simplify complex business processes.
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In April, TELUS Digital launched Fine-Tune Studio, a task-execution platform that generates high-quality fine-tuning datasets for large language models (LLMs) and GenAI models in more than 100 languages that can be deployed across domains in which specialized responses are required.
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In May, TELUS Digital partnered with eGain Corporation to elevate its contact centre-as-a-service (CCaaS) offering with modern knowledge management and AI functionalities.
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In July, IDC in collaboration with Foundry’s CIO, selected the single point of contact (SPOC) co-pilot that operates on the Fuel iX platform at TELUS, as a recipient of a 2024 CIO of the Year Award for Canada.
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In July, we launched Fuel iX EX, an enterprise-safe GenAI employee assistant that supports productivity, creativity and research. Fuel iX EX offers companies a single point of entry where their employees can access an intuitive GenAI interface and select from more than 20 large language models from multiple vendors to help them with everyday tasks, including knowledge searches, summarization, copywriting, image generation and code writing.

TELUS Corporation – Management’s discussion and analysis – 2024

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In August, we unveiled TELUS Expert Messaging, a GenAI asynchronous messaging solution for the My TELUS app that eliminates wait times associated with conventional phone and live chat queues. This lets TELUS customers access human support whenever it is convenient for them, 24/7, by sending a message from their mobile device and receiving a notification when an expert has responded, often resolving their inquiry in a single message.
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In September, we completed the global rebrand from TELUS International to TELUS Digital. The new name reflects TELUS Digital’s commitment to providing a digital-first experience across every service it delivers to clients, ensuring a seamless integration of digital, AI-powered and human interactions that optimize customer journeys and employee experiences.
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TELUS technology solutions (TTech) increasingly benefits from the lower TELUS Digital cost structure and receives growing amounts of value-generating digital, AI, telecommunications, health and consumer goods solutions from TELUS Digital, while maintaining control over the quality of the associated services. TTech continues to expand its business relationship with TELUS Digital and remains one of its three largest clients.
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TELUS Digital continues to be top of mind among its clients and peers, as demonstrated by various industry accolades. In 2024, TELUS Digital was:
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Named a Leader by global research and advisory firm Everest Group in its inaugural Data Annotation and Labeling Solutions for Artificial Intelligence and Machine Learning PEAK Matrix Assessment 2024.
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Included by IAOP for the eighth consecutive year on The Global Outsourcing 100 list as one of the best outsourcing providers across the categories of size and growth, customer references, awards and certifications, programs for innovation and corporate social responsibility.
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A winner of a 2024 Excellence in Customer Service Award in the Organization of the Year category from Business Intelligence Group. This award recognizes companies that are transforming the customer experience in today’s online-driven economy.
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The winner in the Best Informational Bot Solution category at the AI Breakthrough Awards for the fourth consecutive year, for its intelligent bot platform. These awards recognize trailblazing companies, technologies and products around the world in the field of AI.
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Ranked a Leader in the Everest Group’s PEAK Matrix for Customer Experience Management (the Americas) for the sixth consecutive year.
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Named a Leader in the NelsonHall 2024 NEAT vendor evaluation for CX Services in High Tech & Automotive in the CX Improvement Capability market segment.

Our 2025 corporate priorities are set out below.

2025 corporate priorities

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Elevating our customers, communities and social purpose by honouring our brand promise, Let’s make the future friendly
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Leveraging TELUS’ world-leading technology and AI innovation to drive superior growth across mobile, home and business services
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Scaling our innovative digital capabilities in TELUS Digital, TELUS Health and TELUS Agriculture & Consumer Goods to build assets of consequence.

TELUS Corporation – Management’s discussion and analysis – 2024

4.	Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

TELUS technology solutions (TTech): Mobile products and services for consumers and businesses across Canada. Fixed products and services, including residential services in our ILEC communities in British Columbia, Alberta and Eastern Quebec as well as non-ILEC communities in Ontario and parts of Quebec; business services across Canada; automation and security solutions across Canada; global healthcare and financial well-being solutions; and global agriculture and consumer goods solutions

Our mobile products and services

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Data and voice – Fast internet access (overall coverage of 99% and 5G available to over 87% of the Canadian population) for video, social networking, messaging and mobile applications, such as My TELUS, TELUS SmartHome, TELUS TV+ and virtual care apps; mobile voice service with features such as Call Control; clear and reliable voice services, including TELUS Business Connect®; and international roaming.
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Devices – The latest smartphones, tablets, mobile internet keys, mobile Wi-Fi devices, machine-to-machine (M2M) modems, digital life devices and wearable technology, such as smart watches and our LivingWell Companion®.
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Suite of Internet of Things (IoT) solutions and managed connectivity services to support Canadian businesses, including device estate management, asset tracking, fleet management, connected worker, remote monitoring, digital signage, premises security, intelligent traffic solutions and data analytics.

Our fixed products and services

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Internet – Comprehensive high-speed internet access (HSIA) with fibre-optic cable; HSIA with fibre-optic cable under the CRTC’s wholesale access regime; fixed HSIA service, with email and a comprehensive suite of security solutions; and wireless HSIA, with reliable Wi-Fi and cloud-based storage. We offer multiple plans, including plans with symmetrical 5.0 Gbps download and upload speeds.
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Television – High-definition entertainment service with Optik TV®, as well as our Stream+ bundle. Optik TV offers extensive content options, including 4K and 4K HDR live TV, on-demand content and streaming services such as Prime Video (included in the Amazon Prime membership), Netflix, Disney+, YouTube, hayu, Apple TV+, and more. Optik TV also delivers innovative features, including a voice assistant that allows customers to control their TV, a wireless digital box, unlimited cloud-based PVR capacity and the ability to restart live TV in progress or from the past 30 hours. In addition, our TELUS TV+ app allows customers to watch live TV, set and manage recordings and access on-demand content from a smartphone, tablet or computer, or from Chromecast, Apple TV or several other devices.
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Voice – Reliable fixed phone service with long distance and calling features such as Call Control, wireless home phone, and voice over IP (VoIP) supporting voice services into the future.
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Home and business security and automation – Real-time 24/7 central monitoring station, guard response service (where available), and wireless and hard-wired security technology, integrated with smart internet-connected devices. These services enable smart homes and smart businesses by allowing customers to remotely monitor and manage their premises using their cameras, smoke detectors, lights, door locks, environmental controls, appliances and other devices for enhanced security, comfort and convenience. TELUS SmartEnergy enables customers to manage energy consumption and costs by controlling compatible smart devices such as thermostats and plugs. Through the TELUS SmartHome+ app, users can optimize heating, cooling, and connected appliances to reduce energy usage. HomeView empowers customers to monitor their homes with smart security cameras and doorbell cameras, all seamlessly integrated into the TELUS SmartHome+ app.

TELUS Corporation – Management’s discussion and analysis – 2024

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Secured IP connectivity for businesses – Converged voice, video and data services and internet access, offered on a high-performing network. Also includes software-defined wide area network (SD-WAN) and secure access service edge (SASE) offerings.
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Cloud and managed information technology (IT) services – Suite of hybrid IT solutions offering traditional and cloud technologies, network connectivity, security, managed IT and cloud-based advisory services.
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Security consulting and managed services – Cloud-based and on-premises solutions ensuring security for data, email, websites, networks and applications.
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Unified communications conferencing and collaboration – Full range of equipment and application solutions, including unified communications as a service (UCaaS), to support meetings and webcasts over phone, video and internet. Recent acquisitions are bolstering our capabilities in the small and mid-market business segments.
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Total healthcare and financial well-being – Our core areas of focus in the global marketplace are employers (small, medium-size and large enterprise), payors (insurers and public sector), providers (physicians, clinicians and pharmacists) and consumer solutions. We offer a variety of integrated health and well-being products, solutions and services, including employee and family assistance programs (EFAP), internet-based cognitive behavioural therapy (iCBT), and absence and disability management, corporate reward, recognition and perks programs, pension and benefits administrative solutions, retirement and other financial solutions, virtual care (comprehensive primary care, mental health support, wellness offerings for employees and others, pet care), remote patient monitoring and personal emergency response services, medication management (virtual pharmacy, pharmacy management systems), health records management (personal health records, electronic medical records (EMR)), claims management solutions, and curation of health content.
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Agriculture and consumer goods – Agronomy record-keeping and recommendations, rebate management services, supplier management, order management, index labelling, compliance management, animal agriculture solutions, food traceability and quality assurance, data management solutions and software solutions for trade promotion management, optimization and analytics (TPx), retail execution, supply chain solutions and analytics capabilities.

Our capabilities supporting mobile and fixed products and services

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Licensed gross national mobile spectrum holdings averaging 271 MHz.
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Coast-to-coast digital 4G LTE access technology and growing 5G deployment:
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Overall coverage of 99% of the Canadian population, with LTE advanced (LTE - A) technology covering approximately 96% of the Canadian population and 5G covering over 87% of the Canadian population at December 31, 2024. Coverage includes domestic network sharing agreements.
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Manufacturer’s rated download speeds: 5G, up to 3 Gbps; LTE-A, up to 1.5 Gbps; LTE, up to 150 Mbps; HSPA+, up to 42 Mbps. Average expected speeds: 5G, up to 450 Mbps; LTE-A, up to 390 Mbps; LTE, up to 45 Mbps; HSPA+, up to 14 Mbps.[1]
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Reverts to LTE technology and speeds when customers are outside 5G coverage areas.
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International voice and data roaming capabilities across more than 225 destinations, including voice over LTE (VoLTE) roaming and 5G roaming. As of the date of this MD&A, VoLTE roaming is available in 89 international destinations and 5G roaming is available in 109 international destinations.

[1]   Network speeds vary with location, signal and customer device and customer rate plan. Compatible device required.

TELUS Corporation – Management’s discussion and analysis – 2024

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IoT technology:
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LTE-machine (LTE-M) technology across Canada and 5G at selected sites, which supports large quantities of devices that continually collect and transmit data, or that transmit data in infrequent short bursts.
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Multi-service multi-billing capabilities, which provide the ability to separately classify, rate and bill data traffic across IoT devices.
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Specialized IoT solutions that support municipalities, construction, utilities and transportation.
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Ongoing connection of households and businesses directly to fibre-optic cable; more than 3.4 million households and businesses were connected in B.C., Alberta and Eastern Quebec at December 31, 2024. We also are able to provide service in other jurisdictions to Canadians through the CRTC’s wholesale access regime.
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Broadcasting distribution licences allowing us to offer television services in our incumbent local exchange carrier (ILEC) territories, as well as licences to offer on-demand services.
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Security technology to support central monitoring and guard response service (where available), integrated with automated smart devices. Field service capabilities to install, upgrade and repair security technology at customers’ premises.
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An IP-based national network supported by an optical network in our ILEC territories of B.C., Alberta and Eastern Quebec and some non-ILEC territories, as well as global interconnection arrangements.
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Seven data centres in six communities directly connected to the national TELUS IP network, creating an advanced and regionally diverse Canadian computing infrastructure.
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Access to our services for businesses across Canada provided over our extensive managed fibre network, and product capabilities supported by our national delivery teams.
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Technology solutions to assist various health authorities, hospitals, insurers, consumers and employers, as well as solutions to improve connectivity and collaboration among healthcare providers, including physicians, nurses, pharmacists and physiotherapists.
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Technology solutions to assist agribusinesses, farmers, ranchers, commodity aggregators, processors, distributors, retailers and consumer packaged goods companies in sustainably improving the efficiency, traceability and responsiveness of the food system.
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Our leading customer service, which enhances customer loyalty and lowers churn rates for mobile and fixed services. Having TELUS Digital team members assist with customer service strengthens our ability to continue delivering an exceptional customer experience.

TELUS Corporation – Management’s discussion and analysis – 2024

Competition overview for mobile products and services

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Facilities-based national competitors Rogers Wireless, Bell Mobility and Quebecor, as well as provincial or regional telecommunications companies SaskTel, Eastlink and Tbaytel.
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Fixed wireless services.
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Resellers of competitors’ services on mobile networks.
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Services offered by cable and mobile competitors over mobile and metropolitan Wi-Fi networks.
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Competitors for our IoT solutions include other providers of LTE, LTE-M and 5G network capabilities, IoT connectivity management platforms, and automated vehicle location and transportation solutions.

Competition overview for fixed products and services

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Cable competitors for internet, telephone and entertainment services, such as Rogers, Cogeco Cable and Videotron (in Eastern Quebec). Competitors outside of our ILEC communities include Bell and TekSavvy.
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In the national telecommunications marketplace, Rogers and BCE offer telecommunications services for business and enterprise customers, as do various suppliers that are increasingly selling directly to customers.
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Competitors for home and business security include companies with operations ranging from local to national, such as BCE, Rogers, Chubb-Edwards, Securitas Technology and Fluent Home. Competitors also include do-it-yourself security providers such as Lorex and home automation service providers such as Ring, Nest and Wyze.
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Various other small, non-traditional companies offering over-the-top (OTT) business solutions, including SD-WAN and UCaaS solutions. These competitors are more prevalent in the small and medium-sized business segments.
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Various other providers of VoIP-based local and long distance voice services, as well as internet and data services, or reselling those services.
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OTT and direct-to-consumer voice and/or entertainment services.
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Satellite-based entertainment and internet services offered by BCE, Rogers, Xplore, Starlink and Telesat.
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Competitors for TELUS Health include: providers of EMR and pharmacy management products, such as Omnimed, Familiprix, Medfar, Fillware, ARI and Logipharm. Competitors also include systems integrators; health service providers, such as Loblaw, McKesson, WELL Health and the Jean Coutu Group, that have also become vertically integrated and own a mix of health services delivery, IT solutions and related services; and potentially, global providers, such as EPIC and Cerner, that could establish an expanded Canadian footprint. Competitors for virtual care services include Tia Health, CloudMD, MD Connected, AppleTree VC, Cover Health, Dialogue, Maple, Vetster, MarsVCA and Smart.Vet. Competitors for TELUS Health’s corporate and preventative health service offerings include Medcan, Cleveland Clinic, Loblaw, Homewood, Harrison Healthcare and Wellpoint. Competitors in the employer and employee-focused well-being space include: EFAP providers such as Dialogue and Homewood in Canada, and Compsych, WPO and Magellan in the United States. TELUS Health also competes with providers of virtual and digital mental healthcare services in the United States, including Lyra, Modern Health and Virgin Pulse. Pension and benefits administration and retirement and other financial solutions competitors include Alight, Willis Towers Watson, Fidelity, Conduent, Aon and Mercer, among others.

TELUS Corporation – Management’s discussion and analysis – 2024

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TELUS Agriculture & Consumer Goods is unique – a global provider of agriculture and consumer goods technology and data solutions, serving customers across the food value chain and connecting producers to consumers. Our comprehensive solutions include insights generated by connecting data at various stages of production across market sectors characterized by focused competition among a large number of smaller competitors. TELUS Agriculture & Consumer Goods has competitors at each stage along the food value chain:
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In the consumer goods business, competitors include Accenture, Oracle and Kantar’s trade promotion management solutions.
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In the agriculture business, competitors range from local to global companies, such as AgData, Ever.Ag, Semios, Trimble, Growmark, Agvance and Smartwyre.
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In the animal agriculture business, competitors include companies such as Performance Livestock Analytics.

TELUS Corporation – Management’s discussion and analysis – 2024

TELUS digital experience (TELUS Digital): A digital customer experience innovator that provides digitally enabled customer experience solutions and creates future-focused digital transformations that can withstand disruption and deliver value for our clients

Our products and services

Our solutions and services are finding applications across a range of industry verticals, with a focus on our four key service lines: Customer Experience Management, Trust, Safety and Security, AI Data Solutions, and Digital Solutions. We are positioned to address opportunities in these markets with a combination of skills, talent and advanced technologies, including continuously enhancing our capabilities through our proprietary platforms such as Fuel iX.

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Customer Experience Management (CXM): We believe that the CXM market is undergoing significant change, partially driven by AI-powered solutions that are reshaping business strategies and approaches. Our solutions integrate skills and talent with digital and AI accelerators, such as our Fuel iX platform, to address these evolving market demands. Our extensive experience in managing large-scale customer interactions across various channels enhances our ability to recognize and profit from market opportunities. Our CXM offerings consist of:
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Contact centre outsourcing: customer care, technical support, customer acquisition, accounts receivable management.
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CX management services: workforce management solutions, learning excellence solutions, customer analytics.
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CX consulting, which explores innovative solutions such as digital maturity benchmarking and roadmapping; customer journey mapping and CX strategy development; digital transformation and omnichannel experience; culture and human change management; and business process transformation.
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Trust, Safety and Security: We believe that the rapid emergence of user-generated content and generative AI (GenAI) is driving a growing demand for digital risk management solutions that can help protect a client’s reputation, security and safety. Our solutions combine human intervention and technology automation to help our clients maintain a safe environment for their customers and employees, covering areas such as social media and content moderation, channel and community management, user safety, identification verification and fraud detection. One of our market differentiators is in how we prioritize our team members’ well-being and workplace safety with support systems and resources in place to help them manage the challenges associated with handling sensitive content and situations. Our offerings in this area encompass:
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Content moderation solutions: We help our clients engage with their customers while protecting their online reputations with our advertisement review and moderation and community management services.
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Fraud prevention and detection: Adjacent to content moderation and part of our broader trust, safety and security program, fraud prevention has become more critical across all industry verticals. Our services focus on promoting ethical conduct, protecting digital assets from misappropriation with identity verification and profile validation procedures, managing fraudulent statements, and preventing corruption or any other unlawful activity, such as account takeovers.
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AI Data Solutions: We believe that the data and AI market continues to offer growth opportunities, driven by investments in foundational model development and the demand for AI-powered solutions across industries. We believe we are well-positioned to support organizations throughout their AI journey, from data collection and enrichment to launching AI-driven experiences and managing complex AI ecosystems. Our key offerings include:
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Data annotation: We provide fully-managed data annotation services, supporting applications such as computer vision, data categorization, and search relevance for AI applications. These services contribute to AI solution development in areas like facial recognition, autonomous vehicles, and medical imaging.
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Large language models training and development: We support foundational model development, including supervised fine-tuning and reinforcement learning from human feedback.

TELUS Corporation – Management’s discussion and analysis – 2024

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AI strategy and engineering: We provide enterprise-level solutions for AI implementation and governance, including development of GenAI applications, data engineering, and machine learning models. Our services encompass establishing governance frameworks, ensuring data readiness, and implementing security protocols, while supporting strategic planning and risk management for organizational AI adoption.

These services are designed to address the growing demand for AI-powered solutions across various industries, supporting data collection, enrichment, and the implementation of AI-driven experiences.

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Digital Solutions: We believe that the digital transformation sector continues to offer opportunities for value creation, as organizations seek partners to help them develop future-oriented strategies, drive product and experience innovation, integrate next-generation technologies, optimize cost efficiencies, enhance service quality through technological enablement, and maintain scalable infrastructure. Our digital talent team has experience working across enterprise platforms, which can offer the flexibility needed to enhance our clients’ technology ecosystem. We provide the following offerings in this space:
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Digital services: Our end-to-end solutions support comprehensive digital transformation, and include AI bots; applications, websites and enterprise services; cloud contact centre solutions; cloud services; IT service desk; managed IT services; and robotic process automation solutions.
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Enterprise platforms: Through our Fuel iX platform, we enable organizations to manage, monitor, and maintain GenAI across the enterprise. Fuel iX offers both standardized AI capabilities and custom application development tools for creating tailored enterprise solutions. We also support other enterprise platform deployments such as Adobe, Salesforce, and others.
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Digital consulting, which includes digital strategy and transformation consulting; data engineering and analytics consulting; automation consulting; contact-centre-as-a-service consulting; cloud transformation and platform consulting; and business operations modernization.

Our capabilities

We believe our combination of people, capabilities and technology equips us to help our clients address the continuum of designing, building and delivering integrated end-to-end digital customer experience systems.

Digital Innovation and Technology Implementation. With our intuitive digital design approach, we help our clients develop next-generation business solutions based on transformative technology – and on transformative processes and a future-focused culture. Our digital capabilities help our clients re-engineer customer experience systems; modernize their core systems; and develop digital solutions that leverage technologies such as cloud, mobile, AI, automation, IoT, analytics and more, providing seamless and personalized experiences across digital and human channels. We also maintain partnerships with enterprise platform providers and offer implementation capabilities across multiple technology platforms, enabling diverse technology solutions for enterprise needs.

Global Service Delivery and Solutions. We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels, backed by a unique and caring culture and high industry team member engagement, enables us to tailor our delivery strategy to clients’ evolving needs. As at December 31, 2024, we have over 78,000 team members in 31 countries around the world. Our core capabilities in data enrichment and AI model development are also supported by a diverse network of AI specialists and crowd contributors, enabling us to work with multilingual and multimodal data across more than 500 languages and dialects. This includes handling text and images, as well as video and audio content.

TELUS Corporation – Management’s discussion and analysis – 2024

Human-Centred Design and Delivery. Our experience serving leading global brands, combined with our human-empowered approach, enables us to deliver solutions that effectively balance technological innovation with human insight. We combine human expertise with AI-assisted technologies for data life-cycle management, supporting initiatives in GenAI, extended reality, and search functionality. For our trust, safety and security offerings, we provide skilled human moderators and prioritize their well-being, complementing our clients’ automated digital moderation tools to create a robust framework for monitoring their digital businesses.

Operational Excellence and Expertise. We possess end-to-end capabilities in digital journey ownership and optimization, supported by mature agile delivery methodologies and continuous improvement practices. We have a number of team members trained and certified in “Six Sigma”, which helps us optimize technologies, processes, policies and practices to improve operational excellence and drive productivity at scale. These capabilities allow us to reinvest in key initiatives and technologies across functional areas, further expanding our competitive and operational advantages.

Competition overview

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The sectors in which we compete are global, fragmented and rapidly evolving. We face competition primarily from:
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in-house technology, captive in-house operations and customer experience management teams;
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digital transformation services providers such as Endava PLC, EPAM Systems, Inc. and Globant S.A.;
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globally diversified IT and business process outsourcing service providers such as Accenture plc, Cognizant Technology Solutions Ltd., Infosys, Tata Consultancy, CGI Inc., ExlService Holding, Inc., Genpact LLC and WNS Limited;
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customer experience providers such as Concentrix Corp., CSG Systems International, Inc., TaskUs, Inc., Teleperformance S.A., and TTEC Holdings, Inc.;
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providers of services with a primary focus on data annotation such as Appen Limited and ScaleAI, Inc.; and software solutions such as conversational AI platforms, which are emerging as new competitors.

We believe the main areas of competition in our markets include: technological innovation and adoption rates, pricing pressures from low-cost and often privately-owned providers, breadth and depth of service offerings, industry-specific expertise, global delivery capabilities, ability to attract and retain skilled and talented team members, brand reputation and track record, and financial stability. These areas significantly influence the competitive dynamics and competitive positioning across our market sector. TELUS Digital is well-positioned to compete effectively in all of these areas.

4.2 Operational resources

Our team

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We had approximately 106,800 employees at December 31, 2024, including 79,000 at TELUS Digital. Of our 106,800 employees, 28,000 were located in Canada and 78,800 were located in other countries.
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Approximately 3,985 of our employees are covered by collective agreements. The agreement with the Telecommunications Workers Union, United Steelworkers Local 1944 (TWU), which covers approximately 2,910 employees, expires on March 31, 2027. The agreement with the Syndicat québécois des employés de TELUS (SQET), which covers approximately 480 employees, expires on June 30, 2028. The agreement with the Syndicat des agents de maîtrise de TELUS (SAMT), which covers approximately 425 employees, expires on October 31, 2028. Our TELUS Employer Solutions Inc. subsidiary is signatory to a collective agreement with the B.C. Government and Services Employees’ Union, which covers fewer than 100 employees and expires on July 31, 2026.

TELUS Corporation – Management’s discussion and analysis – 2024

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Approximately 110 employees within our former ADT Security Services Canada, Inc. subsidiary are unionized. These employees are covered by a number of separate collective agreements between TELUS Security-Automation and a number of different unions in multiple provinces. The expiry dates of these collective agreements vary.
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TELUS Digital provides access to labour across 31 countries for customer facing, management and support team members. Digital solutions are primarily provided from North America, India, Philippines, Central America and Europe.
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We also use external consultants and contractors, including crowdsourced contributors engaged through TELUS Digital AI Data Solutions.
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Our objective is to attract, develop and retain talented team members globally. We strive to achieve this objective by investing in our people throughout their careers, and by offering diverse and inclusive employment prospects and development opportunities.
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Team member engagement was measured again through our annual fall Pulsecheck survey, resulting in an engagement score of 81% (excluding TELUS Digital), which is an encouraging accomplishment against the backdrop of a highly dynamic and oftentimes challenging year, demonstrating the strength of the culture our team members have built together. With an engagement score of 81%, TELUS (excluding TELUS Digital) is amongst the top 25% of organizations globally, according to our survey provider, Mercer (formerly Kincentric).
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Our culture at TELUS Digital influences each and every team member interaction. We believe that our ongoing investments in our team members serve as cultural cornerstones that drive team member engagement and retention. The effectiveness of these efforts is evidenced by our team member engagement score of 78%, as measured by Mercer (formerly Kincentric) for 2024, placing TELUS Digital amongst the top 25% globally for team member engagement.
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In our team member surveys, we continue to include questions that assess our team’s health and well-being and gather their insights about our work environment. Key highlights include team members confirming they know how to access well-being resources in our organization, their leader is providing the support they need, and their work arrangements allow them to collaborate productively while also meeting the needs of customers.
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An engaged team results in a better team member experience, which in turn drives an improved customer service experience – our customers are more satisfied, resulting in a lower churn rate for our products and services.
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In 2024, we reinforced our culture by focusing on diversity and inclusion, human capital development, and team member engagement, ensuring all team members feel welcomed, supported, and set up for success to deliver business value through:
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Leveraging our strong culture with a focus on listening to team members
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Putting customers first and having our leaders engage with their teams through fair process
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Our global cultural integration playbook to create an exceptional integration experience, and
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Utilizing Pulsecheck feedback to develop and implement action plans for improvements.
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We aim to attract and retain key team members globally through both monetary and non-monetary approaches. Our compensation and benefits program supports our high-performance culture and is both market-driven and performance-based. Where necessary, we implement targeted retention solutions for team members with critical skills or talents that are scarce in the marketplace, and we have a succession planning process to identify top talent for senior-level positions.
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For further details related to our team, see the description under Mitigation in Section 10.12 Our team.

TELUS Corporation – Management’s discussion and analysis – 2024

Our major brands and distribution channels

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TELUS – A national communications and information technology company serving customers across mobile, data, IP, voice, television, entertainment, video and security, driven by our social purpose to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes.
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Koodo Mobile® – A national provider of postpaid and prepaid mobile voice and data services with a broad distribution network, including TELUS-owned stores, dealers and third-party electronics retailers.
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Public Mobile® – A prepaid mobile service provider with web-based and physical distribution, providing customers with a SIM-only service.
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Mobile Klinik – A provider of device performance and professional smartphone and tablet repair, offering high-quality, certified pre-owned mobile devices.
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TELUS PureFibre – Our next-generation fibre-optic network, which delivers fast internet access and serves as the backbone for our 5G network.
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Optik TV – High-definition entertainment services offering television shows, on-demand content and streaming services.
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TELUS SmartHome Security and TELUS Secure Business – Full-service security offerings for residential and business customers.
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TELUS Digital – In September 2024, we officially launched our global rebrand, transitioning from TELUS International to TELUS Digital. The new name reflects our commitment to providing a digital-first experience across all of our service offerings, ensuring a seamless integration of digital, AI-powered, and human interactions that elevates both customer interactions and employee experiences.
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TELUS Health – Supporting our customers and solving some of the most pressing issues facing citizens, patients, healthcare professionals, payors, employers and employees.
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TELUS Agriculture & Consumer Goods – A global provider of agriculture and consumer goods technology and data solutions, serving customers across the food value chain.
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TELUS Global Ventures – A corporate venture capital fund that has invested in more than 160 market-transforming companies since 2001.
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Social purpose initiatives – TELUS Wise (national digital safety awareness and education program), TELUS Pollinator Fund for Good (impact fund), and Connecting for Good programs that help bridge the digital divide: Mobility for Good (free or low-cost mobility plans and phones), Internet for Good (low-cost internet plans), Tech for Good (support and training, including assistive technology for Canadians living with disabilities), and Health for Good (mobile health clinics that bring care to those experiencing homelessness).

TELUS Corporation – Management’s discussion and analysis – 2024

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Our sales and support distribution channels:
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Comprehensive connectivity services. Our mobile and fixed residential offerings are supported through an extensive network of TELUS-owned and branded stores, exclusive dealers and large national retail partners (e.g. Best Buy, Walmart and London Drugs). This ecosystem is complemented by our 50% ownership in the WOW! Mobile kiosk channel, online self-serve applications, intuitive virtual-assistant chatbots, mass marketing campaigns, and dedicated customer care teams. We also offer specialized services such as professional device repair, refurbishment and resale through Mobile Klinik, and in-home support is delivered by our digital home technicians, ensuring a seamless experience across our diverse product lines.
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telus.com is our primary e-commerce channel that promotes and sells products, accessories and services across multiple lines of our business in mobility, home solutions, business-to-business (B2B), health, and agriculture and consumer goods. It also acts as a central account management platform, enabling customers to access self-serve account features and services, as well as unique customer support channels such as chat and virtual consultations with technicians.
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koodo.com serves as a dedicated online sales and support channel for our flanker brand, offering customers a streamlined platform to purchase mobile and home services, including devices, plans, and subscriptions. It also acts as a central account management platform, enabling customers to access self-serve account features and services, as well as unique customer support channels, including chat and a community-based forum.
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National direct-to-consumer sales team, dedicated to rapid expansion of our customer base through face-to-face and virtual conversations.
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Business services, including healthcare and security, across mobile and fixed service offerings are supported through TELUS sales representatives, product specialists, independent dealers, direct business channels and online self-serve applications for small and medium-sized businesses.
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TELUS Health provides some services – personal health records and home health monitoring – in partnership with various governments. We are able to improve lives by supporting the well-being and mental, financial, social and physical health of the whole person, combining technology and deep expertise in mental health via our Total Mental Health offering. We also provide EFAP and absence and disability management services through certain channel partners (including insurance companies and brokers).
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TELUS Agriculture & Consumer Goods’ solutions are supported through online self-serve applications, sales representatives and customer relationship management teams.
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TELUS Digital’s solutions are supported through sales representatives, client relationship management teams, data annotation and content moderation teams, and digital engineers, developers and architects.

TELUS Corporation – Management’s discussion and analysis – 2024

Our technology, systems and properties

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We are a technology-enabled company with a multitude of IT systems and processes. We are focused on driving innovation and making generational investments to deliver state-of-the-art broadband solutions in an increasingly digital society.
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Broadband consumer and business networks
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We launched our 4G LTE network in 2012, and today it covers 99% of the Canadian population. This network evolved in 2017 when we adopted LTE-A technology, which now covers approximately 96% of the Canadian population and offers peak theoretical speeds of up to 1.5 Gbps.
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We have made significant investments in heterogeneous network (HetNet) technology, one of the key building blocks for 5G. HetNet combines multiple types of cells, such as outdoor macrocells and microcells, as well as indoor pico cells, to enhance coverage and capacity in crowded urban areas and inside buildings. By taking continuous strides to evolve our small-cell technology, concurrent with the evolution of network technologies to LTE-A pro (i.e. 4.5G), in 2017, we became the first operator in Canada to introduce licensed assisted access (LAA) small cells for both outdoor and indoor environments, capable of speeds of up to 970 Mbps. In 2019, we continued advancing LAA technology with speeds of up to 1.2 Gbps, and we have deployed more than 400 LAA sites to date.
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In 2018, we became the first operator globally to introduce LTE FDD massive multiple-input-multiple-output (MIMO) 32TRx technology on the 2600 MHz band as part of the LTE-A pro technology evolution, and in 2020, we introduced dual-band massive MIMO technology in the 1900 MHz and AWS bands, also a global first. This technology further enhances the capacity of our wireless infrastructure, enables a stronger customer experience, helping us maintain our long-standing wireless leadership.
●
In 2019, we advanced the virtualization of our core network infrastructure with the voice core, providing a stepping stone into 5G service readiness. The network virtualization improves our network scalability, resiliency and cost efficiency.
●
In 2020, we launched our 5G technology capable of speeds of up to 1.7 Gbps. Throughout the years, our 5G network evolved and is now capable of speeds of up to 3.1 Gbps and covered over 87% of the Canadian population as at December 31, 2024. In 2023, we launched our 5G stand-alone network technology, utilizing the full potential of our 3.5 GHz, 600 MHz and 2.1 GHz 5G spectrum. This network is built on a solid foundation that enables us to unlock new 5G capabilities, such as network slicing, multi-access edge computing (MEC) and low-latency critical communications. A significant improvement to our 5G network in 2021 was our deployment of the 3.5 GHz spectrum with MIMO technology. By the end of 2024, our 3.5 GHz coverage extended to 57% of the Canadian population.

TELUS Corporation – Management’s discussion and analysis – 2024

●
Our investments in the deployment of our TELUS PureFibre technology have brought fibre-optic connectivity further into our infrastructure and directly to homes and businesses. At the end of 2024, approximately 3.4 million homes and businesses in communities across B.C., Alberta and Quebec had access to ultra-fast symmetrical internet speeds ranging from 150 Mbps to 1.5 Gbps, including approximately 2.0 million premises in B.C. and Alberta that had access to symmetrical internet speeds of up to 5.0 Gbps with TELUS PureFibre. Recognizing the need for highly reliable connectivity with low latency throughput to support emerging services such as virtualized networks and IoT applications, we are also rolling out new equipment for enhanced speeds and services.
●
In 2023, we launched new Optik TV on our new TV platform, enabling an integration of streaming services, cloud-based DVR and customer self-installation options, improving our customer lifetime value and further differentiating our video services.
●
In 2023, we successfully completed the migration of our legacy Pik TV and Optik on the go services to the new Optik platform, enabling us to turn down the legacy platform and realize new efficiencies.
●
We are continually enhancing our customer applications across Optik TV, TELUS SmartHome and TELUS Connect, giving customers more control over their services and devices. By investing in innovative applications and the cloudification of video infrastructure, we are continuing to advance our priority of enabling “anytime, everywhere” access to content and entertainment – and continuing to deliver an exceptional customer experience.
●
We continue to deploy the next evolution of our fixed IP and optical core/edge technology, smart edge architecture. This architecture enables significant automation and per-port cost improvement to support network growth and evolution.
●
We continue to roll out our third-generation national dense wavelength division multiplexing transport backbone (packet transport 3.0) colourless, directionless and contentionless (CDC) network overlay, which is connected from B.C. to Nova Scotia and into the United States. This architecture supports 400G services, enables optimal optical rerouting during a fibre cut and improves network growth costs.
●
In 2024, we continued evolving our PureFibre and HSIA technologies to deliver a superior customer experience, advancing our market leadership in home and business services by launching 5.0 Gbps symmetrical service in major markets in B.C. and Alberta, while continuing to bring broadband network speeds to thousands of homes in rural and Indigenous communities in B.C., Alberta and Quebec.
●
In 2024, we continued to bring broadband network speeds to homes in rural and Indigenous communities in B.C., Alberta and Quebec. To date, we have enabled PureFibre connectivity to over 725,000 rural premises, including 278 Indigenous lands. In addition, 805 Indigenous lands have also been enabled with 5G connectivity, and by December 31, 2024, 89% of homes, communities, small businesses and government buildings on Indigenous lands had access to our advanced broadband networks.

TELUS Corporation – Management’s discussion and analysis – 2024

●
In 2024, we were awarded $38 million in government subsidies that will help bring TELUS PureFibre to over 6,000 premises spread across more than 36 rural communities, including expanding our broadband networks to more than 21 Indigenous lands.
●
We continue to evolve our world-class emergency services to harness the power of IP through our implementation of next-generation 9-1-1.
●
In 2024, we expanded self-install capabilities for our internet services in B.C. and Alberta, enabling a simple, hassle-free, quick connect installation experience without requiring a technician visit.
●
In 2024, we continued to expand our PureFibre network to a number of older condominium buildings in B.C. and Alberta through micro distribution point unit (DPU) technology. Condominium residents now have access to PureFibre speeds without major modification to their buildings’ electrical network.
●
We are continuing to monitor traffic requirements and invest in our network to maintain high levels of service and support for Canadians:
●
Expanding streaming capacity for Optik TV video-on-demand and new solutions to enable scaling and support the ongoing growth in video-on-demand and broadcast viewing consumption.
●
Continuing to migrate voice traffic from legacy 3G, with 90% of calls now processed as VoLTE.
●
Augmenting our wireless network to support a 30% year-over-year increase in mobility traffic and a 13% year-over-year increase in wireless HSIA traffic in 2024.
●
Deploying high-density environment pods (self-contained units with HVAC and power) to quickly provision our critical network equipment to support edge computing with reduced latency and increased failover support in the event of an outage.
●
Real estate – Our network facilities are constructed under or along private property, pursuant to rights-of-way granted by the owners of land, including municipalities and the Crown, or on freehold land.
●
Our real estate properties (owned or leased) also include administrative office space and mixed-use office, commercial and residential properties, all of which may be developed through joint ventures, as well as other real estate development projects that advance our social purpose, work centres and space for telecommunications equipment. Some buildings are constructed on leasehold land and the majority of wireless radio antennae are on towers that are situated on lands or on buildings held under leases with varying terms. We currently participate in a number of real estate joint ventures. (See Section 7.11.)
●
Plans to redevelop real estate assets will require regulatory approvals, and also the need to work cohesively with our network teams to manage reliability and operational business considerations.
●
Intangible assets – Our intangible assets include spectrum licences from Innovation, Science and Economic Development Canada (ISED), which are essential to providing mobile services. We have assets averaging 271 MHz nationally. We have deployed 3500 MHz, 600 MHz, 700 MHz, 2300 MHz, 2500 MHz, 1900 MHz, AWS and 850 MHz spectrum to evolve our wireless infrastructure. In addition, we acquired a national average of 72 MHz in the 3800 MHz auction, which concluded in November 2023; this spectrum will be vacated by its current users between 2025 to 2027 in most of the country. We intend to continue acquiring spectrum within the rules set out by ISED to meet our future capacity requirements.

TELUS Corporation – Management’s discussion and analysis – 2024

●
Intellectual property, which we own or have been granted the right to use, is an essential asset for us. Intellectual property enables us to be known and recognized in the marketplace through our brand style, trade dress, domain names and trademarks. It protects our know-how and software, systems, processes and methods of doing business through copyrights, patents and confidential information, including trade secrets. It also helps us improve our competitiveness by fostering an innovative workplace environment. Each form of intellectual property is important to our success. For instance, the TELUS brand plays a key role in product positioning and our Company’s reputation. To protect our intellectual property assets, we rely on a combination of legal protections afforded under copyright, trademark, patent and other intellectual property laws, as well as contractual provisions under licensing arrangements. We aim to maximize the value of our intellectual property by ensuring it is appropriately used, protected and valued. Further information on our tangible and intangible assets can be found in Section 8.1 Critical accounting estimates and judgments.
●
Our broadcasting distribution licences enable us to provide entertainment services. See Broadcasting-related issues in Section 9.4, which discusses developments relating to these licences.
●
Future technologies – In addition to evolving our existing infrastructure, we are investing in the technologies of the future that will serve as the foundation to provide next-generation services to Canadians.
●
We continue to invest in enabling systems such as our Jasper connected device platform (CDP) and our dedicated M2M mobility core has been upgraded to support both 4G and 5G and will power next-generation IoT applications.
●
We continue to invest in both technology and talent across TELUS to harness the capabilities, flexibility and resilience of digital and cloud technologies. Our ongoing digitization efforts enable TELUS to rapidly introduce new products and services, swiftly respond to customer and market needs, and provide highly reliable service.
●
Advancing our drive to simplify and consolidate systems across several fronts, such as unlocking customer relationship management (CRM) and billing systems in Quebec, with LivingWell Companion and SmartHome products now supported for customers in our Quebec incumbent local exchange carrier (ILEC) territory and new fibre customers, opening new Quebec growth opportunities, automating copper-to-fibre (C2F) processes to create a one-click C2F order, reducing call handling time and billing errors, and completing copper on CRM and billing system trials, each paving the way for consolidating consumer ordering within a single system stack.

TELUS Corporation – Management’s discussion and analysis – 2024

●
Modernizing our enterprise communication platform to be fully cloud-enabled and improve system redundancy while processing millions of messages, including mobile e-bill short message service (SMS) reminders, Koodo® data threshold SMS and upsell messages, and mobile number portability messages.
●
We completed the migration of our internet customers to our new cloud-based email platform. Leveraging our partnership with Google, this service provides an exceptional customer experience, improved reliability and expanded features for our customers.
●
Reducing manual work through automation and advancing Agile and DevOps capabilities:
●
Leading to improved agility, cost to serve and speed to market, while also driving reliability, including expanding test automation capabilities
●
Scaling deploy-on-demand release frameworks, enabling faster speed to market and mitigating risks early in the release cycle, expanding automated software development and self-serve test data management capabilities to improve quality of software
●
Standardizing test case and defect management toolset, mitigating reliability risk related to unsupported tools.
●
Improving our data analytics and AI capabilities to deliver business outcomes through enhanced customer targeting, visualization and business intelligence tools, while also making significant improvements in the accuracy and reliability of our geo-analytics platform to support new targeted and personalized market campaigns.
●
TELUS Health technology solutions offer employer and employee-focused well-being solutions through the provision of global well-being and EFAP services, iCBT, absence and disability management, as well as workers’ compensation and retirement and other financial and administrative solutions. TELUS Health also facilitates the integration of electronic health records including pharmacy management, EMRs, personal health records, clinical information systems, remote patient monitoring, virtual care offerings and online claims settlement management software solutions, as well as the online renewal of prescriptions, e-prescribing services and MedDialog®. In addition, our TELUS Health Care Centres provides executive benefits, occupational health, employee health and wellness services and individual preventive health services.
●
Our TELUS Agriculture & Consumer Goods technology solutions meaningfully impact primary production and sustainability across the food value chain, supporting value chain participants with solutions that leverage advanced data systems and AI to streamline operations, improve food traceability, and provide consumers with fresher and healthier food.
●
TELUS Digital is a digital customer experience innovator that crafts unique and enduring experiences for customers and employees, and creates future-focused digital transformations that can withstand disruption and deliver value for our clients, as described in Section 4.1. As of December 31, 2024, TELUS Digital has 67 delivery locations and global operations in 31 countries across Europe, North America, Asia-Pacific, Central America and Africa. TELUS Digital also has two corporate offices located in Toronto and Vancouver. All of our facilities are leased, with a total leased area of approximately 402,000 square metres (approximately four million square feet).
●
The Fuel iX platform serves as a central hub for innovation among team members. Fuel iX EX, a component of this platform that supports employee workflows, is now available for use by team members within TELUS Digital.
●
Additionally, TELUS Digital utilizes the Experts Engine platform, an algorithmic task allocation system that matches work assignments with qualified team members or contractors, and designates relevant quality control procedures based on predefined criteria.

TELUS Corporation – Management’s discussion and analysis – 2024

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk. In our definition of financial capital, we include:

●	Common equity (excluding Accumulated other comprehensive income);
●	Non-controlling interests;
●	Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income);
●	Cash and temporary investments;
●	Short-term borrowings (including those arising from securitized trade receivables and unbilled customer finance receivables); and
●	Other long-term debt.

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may:

●	Adjust the amount of dividends paid to holders of Common Shares;
●	Purchase Common Shares for cancellation pursuant to normal course issuer bid programs;
●	Issue new shares (including Common Shares and TELUS International (Cda) Inc. subordinate voting shares);
●	Issue new debt, issue new debt to replace existing debt with different characteristics; and/or
●	Increase or decrease the amount of short-term borrowings arising from securitized trade receivables and unbilled customer finance receivables.

We monitor financial capital utilizing a number of measures, including net debt to EBITDA – excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other specified financial measures.)

TELUS Corporation – Management’s discussion and analysis – 2024

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of the Common Shares of TELUS Corporation under our multi-year dividend growth program

●
In May 2022, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2023 through to the end of 2025, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term Common Share dividend payout ratio guideline is 60 to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2025. (See Caution regarding forward-looking statements – Financing, debt and dividends and Section 10.15 Financing, debt and dividends.)
●
Dividends declared in 2024 totalled $1.5566 per share, an increase of $0.1022 per share or 7.0% compared to the dividends declared in 2023. On February 12, 2025, the Board elected to declare a first quarter dividend of $0.4023 per share, payable on April 1, 2025, to shareholders of record at the close of business on March 11, 2025. The first quarter dividend for 2025 reflects a cumulative increase of $0.0262 per share or 7.0% from the $0.3761 per share dividend declared one year earlier.
●
Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the DRISP plan. Effective with the dividends paid beginning on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. During 2024, our DRISP plan trustee acquired from Treasury approximately 32 million dividend reinvestment Common Shares for $697 million. The DRISP participation rate for these dividends, calculated as the DRISP investment of $697 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 31%. The DRISP participation rate for the dividends paid on January 2, 2025, calculated as the DRISP investment of $203 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 34%.

Use proceeds from securitized receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

●
Our issued and outstanding commercial paper was $1.4 billion at December 31, 2024, all of which was denominated in U.S. dollars (US$1.0 billion), compared to $1.0 billion (US$0.8 billion) at December 31, 2023.
●
Net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TELUS International (Cda) Inc. credit facility were US$1.2 billion at December 31, 2024, compared to US$1.4 billion at December 31, 2023. The TELUS International (Cda) Inc. credit facility is non-recourse to TELUS Corporation.
●
Proceeds from securitized trade receivables and unbilled customer finance receivables were $0.9 billion at December 31, 2024 under the current agreement compared to $0.1 billion at December 31, 2023 under the previous securitization agreement (see Section 7.7). Funding under the current agreement may be provided in either Canadian dollars or U.S. dollars. Foreign currency forward contracts are used to manage currency risk associated with funding denominated in U.S. dollars.

TELUS Corporation – Management’s discussion and analysis – 2024

Maintain compliance with financial objectives

●
Maintain investment-grade credit ratings – On February 13, 2025, investment-grade credit ratings from all rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)
●
Net debt to EBITDA – excluding restructuring and other costs ratio of 2.20 to 2.70 times – As measured at December 31, 2024, this ratio was 3.90 times, outside of the objective range, primarily due to the acquisition of spectrum licences (as spectrum is our largest indefinite-life asset) and business acquisitions. Given the cash demands of the 600 MHz auction in 2019, the 3500 MHz auction in 2021, the 3800 MHz auction in 2023 and the upcoming auction for millimetre wave spectrum, the assessment of the guideline and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio of circa 2.70 times in the medium term (following the spectrum auctions in 2021 and 2023, and the upcoming auction for millimetre wave spectrum), consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)
●
Common Share dividend payout ratio of 60 to 75% of free cash flow on a prospective basis – Our objective range is on a prospective basis. The Common Share dividend payout ratio[1] we present in this MD&A is a historical measure utilizing the dividends declared in the most recent four quarters, net of dividend reinvestment plan effects, and free cash flow, and is presented on a retrospective basis for illustrative purposes in evaluating our objective range. As at December 31, 2024, the ratio was 81%, outside of the objective range. We estimate the ratio will be within the objective range on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)
●
Generally maintain a minimum of $1 billion in available liquidity – As at December 31, 2024, our available liquidity[1] was approximately $2.9 billion. (See Section 7.6 Credit facilities and Liquidity risk in Section 7.9.)

[1] These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Corporation – Management’s discussion and analysis – 2024

Financing and capital structure management plans for 2025

At the end of 2024, our senior unsecured notes (excluding unamortized discount) totalled $22.3 billion. For our long-term debt, the weighted average term to maturity was approximately 10.4 years (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt). Our weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 4.37% at December 31, 2024, up from 4.33% one year ago. Aside from Short-term borrowings of $0.9 billion, commercial paper of $1.4 billion (US$1.0 billion), the utilized revolving component of the TELUS International (Cda) Inc. credit facility (excluding TELUS Corporation) of $252 million (US$175 million) and lease liabilities of $2.9 billion, all of our debt was on a fixed-rate basis.

During 2025, we may issue notes to fund spectrum purchases, to accelerate future debt reduction by prepaying certain notes, to refinance maturing debt or to use for general corporate purposes. Anticipated free cash flow and sources of capital are expected to be more than sufficient to meet requirements. For the related risk discussion, see Section 10.15 Financing, debt and dividends.

4.4 Disclosure controls and procedures and changes in internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

The CEO and the CFO have assessed the effectiveness of our disclosure controls and procedures related to the preparation of this MD&A and the December 31, 2024, Consolidated financial statements. They have concluded that our disclosure controls and procedures were effective, at a level of reasonable assurance, in ensuring that material information relating to TELUS and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the MD&A and the Consolidated financial statements were being prepared.

Internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS Accounting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable. TELUS’ CEO and CFO have assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, in accordance with the criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, TELUS’ CEO and CFO have concluded that our internal control over financial reporting is effective as of December 31, 2024, and have certified TELUS’ annual filings within our annual report on Form 40 - F, as required by the United States’ Sarbanes-Oxley Act of 2002, and TELUS’ Annual Information Form, as required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

Deloitte LLP, our auditor, has audited our internal control over financial reporting as of December 31, 2024.

TELUS Corporation – Management’s discussion and analysis – 2024

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting in 2024.

5.Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average revenue per subscriber per month (ARPU) growth, products and services trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results, and in particular, Adjusted EBITDA, are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. We have embarked upon the modification of our internal and external reporting processes, systems and internal controls arising from the acquisition and ongoing integration of LifeWorks, and correspondingly we are assessing our segmented reporting structure. Segmented information in Note 5 of the Consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

The TELUS technology solutions (TTech) segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation); healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The TELUS digital experience segment (TELUS Digital), which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation solutions, including artificial intelligence (AI) and content management, provided by our TELUS International (Cda) Inc. subsidiary.

Selected annual information

Years ended December 31 ($ in millions, except per share amounts)	2024	2023	2022
Operating revenues and other income	20,386	20,116	18,412
Net income	938	867	1,718
Net income attributable to Common Shares	993	841	1,615
Net income per Common Share
Basic earnings per share (EPS)	0.67	0.58	1.16
Diluted EPS	0.67	0.58	1.15
Dividends declared per Common Share	1.5566	1.4544	1.3557

TELUS Corporation – Management’s discussion and analysis – 2024

At December 31 ($ millions)	2024	2023	2022
Total assets	58,023	56,136	54,069
Current maturities of long-term debt	3,246	3,994	2,541
Non-current financial liabilities[1]
Provisions	286	345	201
Long-term debt	25,608	23,355	22,496
Other long-term financial liabilities	280	334	161
Total non-current financial liabilities	26,374	24,034	22,858
Deferred income taxes	4,231	4,390	4,455
Common equity	15,620	16,112	16,569

1

In our specific current instance, financial liabilities do not include liabilities that are excluded by definition (e.g. employee benefits) or liabilities that do not involve a future outlay of economic resources (e.g. deferred recognition of customer activation and connection fees; deferred gains on sale-leaseback of buildings).

Operating revenues and other income: Consolidated Operating revenues and other income grew by $270 million in 2024 and $1,704 million in 2023. These increases were largely attributable to increased health services revenues and growth in mobile and fixed data services revenues.

Total assets: Growth in Total assets includes increases in Property, plant and equipment and Intangible assets, which grew by a combined $961 million in 2024 and $646 million in 2023. These increases resulted primarily from business acquisitions, our ongoing investments in broadband infrastructure, connecting additional homes and businesses directly to our fibre-optic technology and accelerating our 5G network roll - out. See Section 7.3 Cash used by investing activities.

For changes in Long-term debt, see Section 6 Changes in financial position and Section 7.4 Cash provided (used) by financing activities.

TELUS Corporation – Management’s discussion and analysis – 2024

5.2 Summary of consolidated quarterly results, trends and fourth quarter recap

Summary of quarterly results

($ millions, except per share amounts)	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2023 Q4	2023 Q3	2023 Q2	2023 Q1
Operating revenues and other income	5,381	5,099	4,974	4,932	5,198	5,008	4,946	4,964
Operating expenses
Goods and services purchased[1]	2,136	1,868	1,825	1,810	2,086	1,858	1,790	1,803
Employee benefits expense[1]	1,475	1,475	1,473	1,484	1,407	1,633	1,568	1,540
Depreciation and amortization	1,011	968	994	1,063	1,041	1,000	1,006	1,022
Total operating expenses	4,622	4,311	4,292	4,357	4,534	4,491	4,364	4,365
Operating income	759	788	682	575	664	517	582	599
Financing costs	321	479	382	394	278	352	323	320
Income before income taxes	438	309	300	181	386	165	259	279
Income taxes	118	52	79	41	76	28	63	55
Net income	320	257	221	140	310	137	196	224
Net income attributable to Common Shares	358	280	228	127	288	136	200	217
Net income per Common Share:
Basic EPS	0.24	0.19	0.15	0.09	0.20	0.09	0.14	0.15
Adjusted basic EPS[2]	0.25	0.28	0.25	0.26	0.24	0.25	0.19	0.27
Diluted EPS	0.24	0.19	0.15	0.09	0.20	0.09	0.14	0.15
Dividends declared per Common Share	0.4023	0.3891	0.3891	0.3761	0.3761	0.3636	0.3636	0.3511
Additional information:
EBITDA	1,770	1,756	1,676	1,638	1,705	1,517	1,588	1,621
Restructuring and other costs	68	86	121	218	142	303	115	158
Adjusted EBITDA	1,838	1,842	1,797	1,856	1,847	1,820	1,703	1,779
Cash provided by operating activities	1,077	1,432	1,388	950	1,314	1,307	1,117	761
Free cash flow	534	568	481	399	595	359	279	537

1Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

2	See Section 11.1 Non-GAAP and other specified financial measures.

Trends

For further discussion of trends related to revenues, EBITDA and Adjusted EBITDA, see Section 5.4 TELUS technology solutions segment and Section 5.5 TELUS digital experience segment.

TELUS Corporation – Management’s discussion and analysis – 2024

The trend of year-over-year decreases in Depreciation and amortization reflects lower asset retirements and impairments, and longer life asset additions. Our expenditures have supported the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage, as well as successful internet, TV and security subscriber loading. Investments in our PureFibre technology also support our technology strategy to improve network coverage and capacity, including the ongoing build-out of our 5G network.

The trend of general year-over-year increases in Financing costs reflects greater long-term debt outstanding and increases in effective interest rates attributable to both floating-rate debt and recent fixed-rate issuances, primarily associated with our investments in spectrum licences and PureFibre technology, as well as business acquisitions. Financing costs are net of capitalized interest related to spectrum licences acquired during the 3500 MHz spectrum auction in 2021 and during the 3800 MHz spectrum auction in 2023. Financing costs also include Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses, varying amounts of interest income and unrealized changes in virtual power purchase agreements forward element, which contributed to income up to the third quarter of 2022 and to losses thereafter.

Fourth quarter recap

Results for the fourth quarter of 2024 (three-month period ended December 31, 2024) are discussed in our February 13, 2025 news release and are compared with results from the fourth quarter of 2023 (three-month period ended December 31, 2023).

●	Consolidated Operating revenues and other income totalled $5,381 million in the fourth quarter of 2024, an increase of $183 million.
●	Service revenues were $4,507 million in the fourth quarter of 2024, an increase of $90 million, largely due to: (i) mobile, residential internet, TV and security subscriber growth; (ii) growth across multiple lines of business in health services, reflecting both business acquisitions and organic growth; and (iii) higher agriculture and consumer goods services revenues, reflecting both business acquisitions and improving organic growth. These factors were partially offset by: (i) rate reductions in mobile network services; (ii) the decline in fixed legacy voice and TV services revenues due to technological substitution; and (iii) lower external revenues in TELUS Digital primarily due to reduced volumes from certain technology and eCommerce clients.
●	Equipment revenues were $824 million in the fourth quarter of 2024, an increase of $85 million, primarily driven by growth in mobile equipment revenues due to higher contracted volumes and higher-value smartphones in the sales mix.
●	Other income was $50 million in the fourth quarter of 2024, an increase of $8 million, largely due to the closing of the TELUS Sky partnership transaction, as well as other gains on real estate projects resulting from our fibre build and copper decommissioning program, partially offset by lower net reversals of business combination-related provisions in the prior period.
●	Consolidated operating expenses totalled $4,622 million in the fourth quarter of 2024, an increase of $88 million.

TELUS Corporation – Management’s discussion and analysis – 2024

●	Depreciation was $618 million in the fourth quarter of 2024, a decrease of $47 million, primarily due to lower retirements, assets becoming fully depreciated, and additions of longer life assets.
●	Amortization of intangible assets was $393 million in the fourth quarter of 2024, an increase of $17 million, attributable to business acquisitions and higher expenditures associated with the intangible asset base over the past 12 months.
●	Financing costs were $321 million in the fourth quarter of 2024, an increase of $43 million, mainly due to the following factors:
●	Interest expense was $360 million in the fourth quarter of 2024, an increase of $22 million.
●	Interest on short-term borrowings and other was $17 million in the fourth quarter of 2024, an increase of $14 million related to a new agreement with an arm’s-length securitization trust. (See Short-term borrowings in Section 7.7.)
●	Foreign exchange gains were $38 million in the fourth quarter of 2024, an increase of $49 million, primarily reflecting changes in the value of the U.S. dollar relative to the Canadian dollar and the European euro relative to the Canadian dollar.
●	Unrealized changes in virtual power purchase agreements forward element represented an expense of $3 million in the fourth quarter of 2024. See Unrealized changes in virtual power purchase agreements forward element (VPPA) in Section 5.3.
●	Total income tax expense was $118 million in the fourth quarter of 2024, an increase of $42 million. The effective tax rate increased from 19.4% to 26.9% in the fourth quarter of 2024, primarily driven by foreign tax differential and losses not recognized.
●	EBITDA, which includes restructuring and other costs, was $1,770 million in the fourth quarter of 2024, an increase of $65 million.
●	Adjusted EBITDA, which excludes restructuring and other costs, was $1,838 million in the fourth quarter of 2024, largely comparable with the prior year with a modest decrease of $9 million or 0.6%. TTech Adjusted EBITDA growth was largely driven by: (i) mobile, residential internet, security and TV subscriber growth (excluding the first quarter 2024 Pik TV subscriber base adjustment); (ii) broad-based cost reduction efforts, including workforce reductions, synergies achieved between LifeWorks and our legacy health business, and increased adoption of TELUS Digital’s solutions across TTech operations, resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as reductions in administrative and marketing costs; (iii) higher gains on real estate and increases in reversals of business combination-related provision; (iv) higher health services margin; and (v) higher agriculture and consumer goods margins. These factors were partly offset by: (i) lower mobile phone ARPU; (ii) declining fixed legacy voice and TV margins; (iii) an increase in bad debt expense; (iv) higher network operations costs; (v) increased costs of subscription-based licences and cloud usage; and (vi) lower TELUS Digital Adjusted EBITDA driven in part by higher investments in corporate initiatives including expansion of its commercial sales team and operational effectiveness programs.
●	Net income attributable to Common Shares was $358 million in the fourth quarter of 2024, an increase of $70 million, reflecting the after-tax impacts of growth in Operating income, partially offset by an increase in Financing costs. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, real estate rationalization-related restructuring impairments, and unrealized changes in virtual power purchase agreements forward element. Adjusted Net income in the fourth quarter of 2024 was $380 million, an increase of $39 million.
●	Basic EPS was $0.24 in the fourth quarter of 2024, an increase of $0.04, reflecting the after-tax impacts of growth in Operating income, partially offset by an increase in Financing costs, as well as the effect of a higher number of Common Shares outstanding. Adjusted basic EPS excludes the effects of restructuring and other costs, income tax-related adjustments, real estate rationalization-related restructuring impairments, and unrealized changes in virtual power purchase agreements forward element. Adjusted basic EPS was $0.25 in the fourth quarter of 2024, an increase of $0.01.

TELUS Corporation – Management’s discussion and analysis – 2024

●	Cash provided by operating activities was $1,077 million in the fourth quarter of 2024, a decrease of $237 million, primarily driven by other working capital changes and an increase in income taxes paid, net, partially offset by growth in EBITDA.
●	Cash used by investing activities was $671 million in the fourth quarter of 2024, a decrease of $45 million, largely attributable to increased real estate joint venture receipts related to the TELUS Sky construction facility and a decrease in cash payments for capital assets, excluding spectrum licences. These factors were partially offset by higher cash payments for acquisitions, net, as we made cash payments for individually immaterial business acquisitions that were complementary to our existing lines of business, and investments in a greater number of portfolio investments.
●	Cash used by financing activities was $351 million in the fourth quarter of 2024, a decrease of $587 million, primarily reflecting higher issuances of long-term debt and lower redemptions and repayment of long-term debt.
●	Free cash flow totalled $534 million in the fourth quarter of 2024, a decrease of $61 million, reflecting the timing related to device subsidy repayments and associated revenue recognition and our TELUS Easy Payment device financing program, as well as an increase in income taxes paid and an increase in interest paid. These factors were partially offset by growth in EBITDA and a reduction in capital expenditures.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the Consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 TELUS technology solutions segment and Section 5.5 TELUS digital experience segment.

Operating revenues

Years ended December 31 ($ in millions)	2024	2023	Change
Operating revenues
Service	17,588	17,508	0.5%
Equipment	2,551	2,497	2.2%
Operating revenues (arising from contracts with customers)	20,139	20,005	0.7%
Other income	247	111	n/m
Operating revenues and other income	20,386	20,116	1.3%

Consolidated Operating revenues and other income increased by $270 million in 2024.

●	Service revenues increased by $80 million in 2024, largely as a result of: (i) mobile, residential internet, TV and security subscriber growth; (ii) growth across multiple lines of business in health services, reflecting both business acquisitions and organic growth; and (iii) higher agriculture and consumer goods services revenues, reflecting both business acquisitions and improving organic growth. These factors were partially offset by: (i) rate reductions in mobile network and security services; (ii) lower external revenues in TELUS Digital primarily due to lower volumes from a leading social media client and other technology and eCommerce clients; and (iii) declines in fixed legacy voice and TV services revenues due to technological substitution.
●	Equipment revenues increased by $54 million in 2024, primarily driven by an increase in mobile equipment revenues due to higher-value smartphones volume in the sales mix and higher mobile contracted volumes.

TELUS Corporation – Management’s discussion and analysis – 2024

●	Other income increased by $136 million in 2024, largely due to the closing of the TELUS Sky partnership transaction, as well as other gains on real estate projects resulting from our fibre build and copper decommissioning program, in addition to higher reversals of business combination-related provisions.

Operating expenses

Years ended December 31 ($ in millions)	2024	2023	Change
Goods and services purchased	7,639	7,537	1.4%
Employee benefits expense	5,907	6,148	(3.9)%
Depreciation	2,513	2,514	0.0%
Amortization of intangible assets	1,523	1,555	(2.1)%
Operating expenses	17,582	17,754	(1.0)%

Consolidated operating expenses decreased by $172 million in 2024.

●	Depreciation was $2.5 billion in 2024, which was relatively consistent with the prior year.
●	Amortization of intangible assets decreased by $32 million in 2024, primarily as a result of write-offs of software assets in the prior year largely driven by an increased shift to subscription-based licences.

Operating income

Years ended December 31 ($ in millions)	2024	2023	Change
TTech EBITDA[1] (see Section 5.4)	6,292	5,722	10.0%
TELUS Digital EBITDA[1] (see Section 5.5)	598	709	(15.6)%
Eliminations[2]	(50)	—	n/m
EBITDA	6,840	6,431	6.4%
Depreciation and amortization (discussed above)	(4,036)	(4,069)	(0.8)%
Operating income (consolidated earnings before interest and income taxes (EBIT))	2,804	2,362	18.7%

1	See Section 11.1 Non-GAAP and other specified financial measures.

Operating income increased by $442 million in 2024, while EBITDA increased by $409 million in 2024. In addition to the growth drivers discussed within Adjusted EBITDA below, EBITDA also reflected a reduction of $225 million in restructuring and other costs in 2024, primarily attributable to significant investments in cost efficiency and effectiveness programs, including real estate rationalization, in addition to one-time amounts of $68 million recorded in 2023 for the ratification of the new collective agreement between the Telecommunications Workers Union, United Steelworkers Local 1944 (TWU) and ourselves.

Adjusted EBITDA

Years ended December 31 ($ in millions)	2024	2023	Change
TTech Adjusted EBITDA[1] (see Section 5.4)	6,724	6,375	5.5%
TELUS Digital Adjusted EBITDA[1,2] (see Section 5.5)	659	774	(14.8)%
Eliminations[3]	(50)	—	n/m
Adjusted EBITDA	7,333	7,149	2.6%

1	See Section 11.1 Non-GAAP and other specified financial measures.
2

For certain financial metrics, there are definitional differences between TELUS and TELUS Digital reporting. These differences largely arise from TELUS Digital adopting definitions consistent with practice in its industry.

3	See Intersegment revenues in Section 5.5 for additional details.

TELUS Corporation – Management’s discussion and analysis – 2024

Adjusted EBITDA increased by $184 million or 2.6% in 2024, reflecting: (i) mobile, residential internet, security and TV subscriber growth (excluding the first quarter 2024 Pik TV subscriber base adjustment); (ii) broad-based cost reduction efforts, including workforce reductions, synergies achieved between LifeWorks and our legacy health business, and increased adoption of TELUS Digital’s solutions across TTech operations, resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as reductions in administrative and marketing costs; (iii) higher gains on real estate projects and higher reversals of business combination-related provisions; (iv) higher health services margin; and (v) higher agriculture and consumer goods margins. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) lower operational growth in TELUS Digital (excluding other income) comprised of lower operating revenues from external clients, as well as higher investments in corporate initiatives such as expansion of its commercial sales team and operational effectiveness programs; (iii) declining fixed legacy voice and TV margins; (iv) an increase in bad debt expense; (v) lower mobile equipment margins; (vi) higher network operations costs; and (vii) increased costs of subscription-based licences and cloud usage.

Financing costs

Years ended December 31 ($ in millions)	2024	2023	Change
From transactions that only involve the raising of finance
Interest on long-term debt, excluding lease liabilities and other – gross	1,168	1,095	6.7%
Interest on long-term debt, excluding lease liabilities and other – capitalized	(21)	(6)	n/m
Interest on short-term borrowings and other	41	25	64.0%
	1,188	1,114	6.6%
From transactions that do not only involve the raising of finance
Interest on long-term debt – lease liabilities	166	133	24.8%
Interest on long-term debt – other	22	9	n/m
Employee defined benefit plans net interest	9	7	28.6%
Interest accretion on provisions	29	30	(3.3)%
	226	179	26.3%
Interest expense	1,414	1,293	9.4%
Foreign exchange (gains) losses	(36)	3	n/m
Unrealized changes in virtual power purchase agreements forward element	231	—	n/m
Interest income	(33)	(23)	43.5%
Financing costs	1,576	1,273	23.8%

Financing costs increased by $303 million in 2024, mainly due to the following factors:

●	Interest expense increased by $121 million in 2024, largely as a result of:
●	An increase of $73 million in gross interest expense on long-term debt, excluding lease liabilities and other in 2024, primarily driven by an increase in average long-term debt balances outstanding, attributable in part to investments in spectrum licences and PureFibre technology, in addition to an increase in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 4.37% at December 31, 2024, compared to 4.33% one year earlier. (See Long-term debt issued and Redemptions and repayment of long-term debt in Section 7.4.)
●	Capitalized long-term debt interest, excluding lease liabilities, is in respect of debt incurred for the purchase of spectrum licences during the 3500 MHz spectrum auction held in June to July 2021 by Innovation, Science and Economic Development Canada (ISED).
●	Interest on short-term borrowings and other increased by $16 million in 2024 in relation to a new agreement with an arm’s-length securitization trust. (See Short-term borrowings in Section 7.7.)
●	Interest on lease liabilities increased by $33 million in 2024, reflecting increases in both lease principal and the effective interest rate.
●	Foreign exchange gains were $39 million higher in 2024, primarily reflecting changes in the value of the U.S. dollar relative to the Canadian dollar and the European euro relative to the Canadian dollar.

TELUS Corporation – Management’s discussion and analysis – 2024

●	Unrealized changes in virtual power purchase agreements forward element represent the estimated unrealized amounts recorded from our VPPAs with renewable energy projects as of December 31, 2024. We have entered into VPPAs with renewable energy projects that develop solar and wind power facilities as part of our commitment to reduce our carbon footprint.

Income taxes

Years ended December 31 ($ in millions, except tax rates)	2024	2023	Change
Income taxes computed at applicable statutory rates (%)	24.5	23.5	1.0	pt.
Adjustments recognized in the current period for income taxes of prior periods (%)	(2.8)	(4.0)	1.2	pts.
Pillar Two global minimum tax (%)	0.2	—	0.2	pts.
(Non-taxable) non-deductible amounts, net (%)	(2.0)	(1.7)	(0.3)	pts.
Withholding and other taxes (%)	2.9	2.1	0.8	pts.
Losses not recognized (%)	0.4	1.1	(0.7)	pts.
Foreign tax differential (%)	(0.1)	(1.3)	1.2	pts.
Other (%)	0.5	0.6	(0.1)	pts.
Effective tax rate (%)	23.6	20.3	3.3	pts.
Income taxes computed at applicable statutory rates	301	255	18.0%
Adjustments recognized in the current period for income taxes of prior periods	(34)	(44)	(22.7)%
Pillar Two global minimum tax	2	—	n/m
(Non-taxable) non-deductible amounts, net	(23)	(19)	21.1%
Withholding and other taxes	35	24	45.8%
Losses not recognized	4	12	(66.7)%
Foreign tax differential	(1)	(13)	(92.3)%
Other	6	7	(14.3)%
Income taxes	290	222	30.6%

Total income tax expense increased by $68 million in 2024. The effective tax rate increased from 20.3% to 23.6% in 2024, largely as a result of lower non prior year adjustments recognized in the current period for income taxes of prior periods and foreign tax differential.

Comprehensive income

Years ended December 31 ($ in millions)	2024	2023	Change
Net income	938	867	8.2%
Other comprehensive income (net of income taxes):
Items that may subsequently be reclassified to income	32	(167)	n/m
Items never subsequently reclassified to income	(15)	(11)	36.4%
Comprehensive income	955	689	38.6%

TELUS Corporation – Management’s discussion and analysis – 2024

Comprehensive income increased by $266 million in 2024, largely driven by the foreign currency translation adjustment arising from translating financial statements of foreign operations. Items that may subsequently be reclassified to income include changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income include employee defined benefit plans re-measurement amounts and changes in measurement of investment financial assets.

5.4 TELUS technology solutions segment

Mobile phone subscribers 2024: 10,147,000 2023: 9,801,000 + 3.5%	Connected device subscribers 2024: 3,729,000 2023: 3,114,000 + 19.7%	Internet subscribers 2024: 2,760,000 2023: 2,626,000 + 5.1%	TV subscribers 2024: 1,389,000 2023: 1,394,000 (0.4)%	Security subscribers 2024: 1,120,000 2023: 1,056,000 + 6.1%	Healthcare lives covered 2024: 76,200,000 2023: 69,500,000 + 9.6%

TTech trends and seasonality

The historical trend over the past eight quarters of improvements in mobile network revenue primarily reflects growth in our mobile phone subscriber base, as well as an increase in Internet of Things (IoT) connections. Domestic ARPU declines were largely attributable to larger allotments of data for a given price point, as well as intense retail price competition, which has persisted since the second quarter of 2023. Roaming revenues continued to decline, driven by the adoption of North America wide plans and competitive roaming packages in the market.

Mobile equipment revenues have been growing largely as a result of the impact of higher-value smartphones in the sales mix. As a partial offset, sales volumes of mobile devices have been slowly declining, which was attributable to a combination of improvements in durability and cost increases that are prompting customers to defer upgrades and driving an increase in the adoption of bring-your-own-device (BYOD) plans. We continue to offer certified pre-owned devices and our Bring-It-Back® program, providing customers with alternative options for handset upgrades while also supporting a circular economy.

Our spectrum investments and capital expenditures to improve our network is enhancing its capacity, coverage and reliability, enabling us to drive revenue growth through net additions of new mobile phone and connected device subscribers. Growth in our mobile phone subscriber base is attributable to: (i) industry-leading product offerings with continuous improvements in the speed, performance and reliability of our network, coupled with our enhanced digital capabilities; (ii) the success of our promotions, including our bundling of mobility and home services; (iii) our ability to attract a larger share of the Canadian population, with growth that is being driven by immigration (albeit slowing) and changing demographics, as well as ongoing growth in the number of customers with multiple devices; and (iv) our relatively low churn rate, which reflects our customers first efforts and upgrade volume programs.

Our connected device subscriber base has been growing, primarily in response to our expanded IoT offerings across various industries, including transportation, healthcare, smart buildings and smart cities, energy, retail and agriculture. Our investments in network infrastructure and the expansion of our IoT product portfolio have also allowed us to provide reliable and scalable IoT solutions to our customers.

TELUS Corporation – Management’s discussion and analysis – 2024

Growth in our internet subscriber base has been supported by our continued investments in building out our fibre-optic infrastructure, as well as our relatively low customer churn rate. Excluding the first quarter 2024 adjustment to remove Pik TV subscribers, our TV subscriber base has continued to grow, reflecting net subscriber additions in response to our diverse and flexible product offerings, which address the changing needs and preferences of consumers. Growth in our security subscriber base reflects organic growth, driven by the success of our bundled offerings of mobility and home services. Bundling increases our services per home and has a positive impact on churn for most services, supported by our effective self-install and virtual-install models. Residential voice subscriber losses have remained low as a result of the success of our bundled services and lower-priced offerings, as well as effective retention efforts to mitigate the ongoing substitution to mobile and internet-based services.

The trend of growth in our fixed data services revenue reflects the growth of our internet and security subscriber bases, bolstered by sustained demand for faster internet speeds and larger bandwidth, as well as home and business security offerings and other advanced applications, which are supported by investments in our fibre-optic footprint. The trend of declines in TV revenues and fixed voice revenues is a result of technological substitution and more intense competition. However, we are mitigating this trend with our bundled product and lower-priced offerings, product diversification and effective retention efforts. The migration of business product and service offerings to IP platforms and the entry of new competitors have resulted in inherently lower margins compared to some legacy business product and service offerings. However, we are continuing to refine and diversify our portfolio of innovative business offerings.

The trend of growth in health services revenues has been driven by growth in our employee and family assistance programs following our acquisition of LifeWorks in the third quarter of 2022, as well as other business acquisitions throughout 2024. It also reflects continued organic growth in our existing health offerings driven by increased adoption and expansion of our digital health solutions and the growing member base across our health services, which include virtual care, virtual and conventional pharmacy solutions, collaborative health records, health benefits management, personal health monitoring solutions, and employee and family assistance programs and benefits administration. The LifeWorks acquisition enabled the immediate expansion of our health services business on a global scale through long-standing corporate relationships, with notable areas of focus in employee health and wellness programs, mental and physical health solutions, pensions and benefits management, and retirement solutions. Our diversified virtual care offerings continue to grow to meet the healthcare needs of Canadians and enable better health outcomes, including the accelerated adoption of virtual consultations, which is reflected in the growing number of virtual care members. Growth in the number of lives covered is largely driven by the expansion of our employee and family assistance programs.

Previous trends of declining agriculture and consumer goods services were attributable to customer churn which hampered subscription growth and limited the sales funnel; however our agriculture and consumer goods business showed improvement throughout 2024. With our global team and cloud-based solutions, we are able to serve a diverse client base, including growers, producers, agronomists, advisors, processors and retailers, by enabling more effective and agile decision-making that can address changing consumer demands, improve profitability and generate a better flow of information across the value chain. This improves the safety and sustainability of our outputs and drives efficiencies in the way we produce, distribute and consume food and consumer goods. In order to meet the growing demand for digital solutions in the agriculture industry, we also acquired Proagrica in the first quarter of 2024.

TTech operating indicators

At December 31	2024	2023	Change
Subscriber connections (thousands):
Mobile phone[1]	10,147	9,801	3.5%
Connected device	3,729	3,114	19.7%
Internet	2,760	2,626	5.1%
TV2	1,389	1,394	(0.4)%
Security	1,120	1,056	6.1%
Residential voice	1,030	1,065	(3.3)%
Total telecom subscriber connections	20,175	19,056	5.9%
LTE population coverage[3] (millions)	36.7	36.7	—%
5G population coverage[3] (millions)	32.3	31.6	2.2%

TELUS Corporation – Management’s discussion and analysis – 2024

Years ended December 31	2024	2023	Change
Mobile phone gross additions (thousands)	1,769	1,676	5.5%
Subscriber connection net additions (losses) (thousands):
Mobile phone	346	443	(21.9)%
Connected device	615	564	9.0%
Internet	134	143	(6.3)%
TV	92	69	33.3%
Security	64	78	(17.9)%
Residential voice	(35)	(31)	(12.9)%
Total telecom subscriber connection net additions	1,216	1,266	(3.9)%
Mobile phone ARPU, per month[1,4] ($)	58.67	60.52	(3.1)%
Mobile phone churn, per month[1,5] (%)	1.20	1.08	0.12	pts.

Health services (millions)
At December 31	2024	2023	Change
Healthcare lives covered	76.2	69.5	9.6%
Virtual care members	6.5	5.6	16.1%

Years ended December 31	2024	2023	Change
Digital health transactions	653.6	610.3	7.1%

1	Effective for the first quarter of 2024, with retrospective application to January 1, 2023, we reduced our mobile phone subscriber base by 283,000 subscribers to remove a subset of our public services customers that are now subject to dynamic pricing auction models. We believe adjusting our base for these low-margin customers provides a more meaningful reflection of the underlying performance of our mobile phone business and our focus on profitable growth. As a result of this change, associated operating statistics (ARPU and churn) have also been adjusted.
2	Effective January 1, 2024, on a prospective basis, we adjusted our TV subscriber base to remove 97,000 subscribers, as we have ceased marketing our Pik TV product.
3	Including network access agreements with other Canadian carriers.
4	This is an other specified financial measure. See Section 11.1 Non-GAAP and other specified financial measures. This is an industry measure useful in assessing operating performance of a mobile products and services company, but is not a measure defined under IFRS Accounting Standards.
5	See Section 11.2 Operating indicators.

●	Mobile phone gross additions were 1,769,000 in 2024, reflecting an increase of 93,000, driven by heightened promotional activity, our shift to digital loading and modest growth in the Canadian population. The deceleration in immigration growth, observed later in 2024, is limiting our ability to add to our subscriber base.
●	Our mobile phone churn rate was 1.20% in 2024, compared to 1.08% in 2023, largely as a result of customer switching decisions in response to more intense marketing and promotional price competition, in addition to an increase in the adoption of BYOD plans. These factors have been partially mitigated by our ongoing focus on customer retention and our industry-leading service and network quality, along with successful promotions and bundled offerings.
●	Mobile phone net additions were 346,000 in 2024, reflecting a decrease of 97,000, driven by a higher mobile phone churn rate, partially offset by higher mobile phone gross additions.
●	Mobile phone ARPU was $58.67 in 2024, a decrease $1.85 or 3.1%, attributable to the adoption of base rate plans with lower prices in response to more intense marketing and promotional price competition targeting both new and existing customers, and a decline in overage and roaming revenues, partially offset by higher IoT revenue. We are seeing a continuing increase in the adoption of unlimited data and Canada-U.S.-Mexico plans, which provide higher and more stable ARPU on a monthly basis while also giving customers cost certainty in lower roaming fees to the U.S. and Mexico, and lower data overage fees, respectively.
●	Connected device net additions were 615,000 in 2024, an increase of 51,000, attributable to growth in IoT connections from customers in the transportation, smart buildings and healthcare industries.

TELUS Corporation – Management’s discussion and analysis – 2024

●	Internet net additions were 134,000 in 2024, a decrease of 9,000, reflecting a higher churn rate due to competitive pressures that have continued to impact consumer purchasing decisions. These factors were partially offset by our success in driving strong gross additions through robust sales strategies and the strength of our fibre optic offering.
●	TV net additions were 92,000 in 2024, an increase of 23,000, attributable to our diverse offerings, which address the changing needs and preferences of consumers, partially offset by a higher churn rate due to the factors also impacting internet net additions.
●	Security net additions were 64,000 in 2024, a decrease of 14,000, reflecting a higher churn rate related to an increased mix of self-installed plans in our subscriber base, partially offset by the increasing demand for our bundled offerings and diverse suite of products and services.
●	Residential voice net losses were 35,000 in 2024, an increase of 4,000 losses. Our bundled product and lower-priced offerings have been successful in mitigating losses and minimizing substitution to mobile and internet-based services.
●	Healthcare lives covered were 76.2 million as of the end of 2024, an increase of 6.7 million over the past 12 months, mainly reflecting robust growth in our employee and family assistance programs by both new and existing clients across all of our operating regions, in addition to continued demand for virtual solutions.
●	Virtual care members were 6.5 million as of the end of 2024, an increase of 0.9 million over the past 12 months, attributable to the ongoing adoption of virtual solutions that keep Canadians and others safely connected to health and wellness care.
●	Digital health transactions were 653.6 million in 2024, an increase of 43.3 million, largely driven by growth in the paid exchange of healthcare data between our health benefits management system and care providers as a result of rising patient demand for elective health services.

Operating revenues and other income – TTech segment

Years ended December 31 ($ in millions)	2024	2023	Change
Mobile network revenue	7,004	6,927	1.1%
Mobile equipment and other service revenues	2,351	2,290	2.7%
Fixed data services[1]	4,688	4,583	2.3%
Fixed voice services	709	761	(6.8)%
Fixed equipment and other service revenues	486	493	(1.4)%
Health services	1,779	1,705	4.3%
Agriculture and consumer goods services	390	347	12.4%
Operating revenues (arising from contracts with customers)	17,407	17,106	1.8%
Other income	164	84	95.2%
External Operating revenues and other income	17,571	17,190	2.2%
Intersegment revenues	12	15	(20.0)%
TTech Operating revenues and other income	17,583	17,205	2.2%

1	Excludes health services and agriculture and consumer goods services.

TTech Operating revenues and other income increased by $378 million in 2024.

TELUS Corporation – Management’s discussion and analysis – 2024

Mobile network revenue increased by $77 million or 1.1% in 2024, largely due to growth in our mobile phone subscriber base and an increase in IoT connections, partially offset by lower mobile phone ARPU.

Mobile equipment and other service revenues increased by $61 million in 2024, reflecting the impact of higher-value smartphones in the sales mix, partially offset by a modest reduction in contracted volumes, as the increasing adoption of BYOD plans by our customers throughout the first nine months of 2024 was largely offset by the impact of intense promotional activity in the fourth quarter of 2024.

Fixed data services revenues increased by $105 million 2024, driven by growth in our internet, security and TV subscriber bases. These factors were partially offset by lower TV revenue per customer, reflecting an increase in the mix of customers selecting smaller TV combination packages and technological substitution, and lower security revenue per customer, reflecting an increase in the demand for inherently lower-ARPU home automation services.

Fixed voice services revenues decreased by $52 million in 2024, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings and our retention efforts.

Fixed equipment and other service revenues were $486 million in 2024, largely in-line with the prior year.

Health services revenues increased by $74 million in 2024, primarily driven by business acquisitions related to employee and family assistance programs and organic growth, pharmacy upgrades, virtual pharmacy sales, and an increase in the demand for health benefits management services and retirement benefits solutions.

Agriculture and consumer goods services revenues increased by $43 million in 2024, primarily attributable to business acquisitions and improved organic growth in consumer goods services. These factors were partially offset by a higher agriculture customer churn rate due to competitive pressures.

Other income increased by $80 million in 2024, largely due to the closing of the TELUS Sky partnership transaction, as well as other gains on real estate projects resulting from our fibre build and copper decommissioning program. These factors were partially offset by lower net reversals of provisions related to business combinations in the prior year.

Intersegment revenues represent services provided to the TELUS Digital segment that are eliminated upon consolidation, together with the associated TELUS Digital expenses.

Direct contribution – TTech segment

	Mobile products and services			Fixed products and services[1]			Total TTech
Years ended December 31 ($in millions)	2024	2023	Change	2024	2023	Change	2024	2023	Change
Revenues
Service	7,099	7,059	0.6%	7,757	7,550	2.7%	14,856	14,609	1.7%
Equipment	2,256	2,158	4.5%	295	339	(13.0)%	2,551	2,497	2.2%
Operating revenues (arising from contracts with customers)	9,355	9,217	1.5%	8,052	7,889	2.1%	17,407	17,106	1.8%
Expenses
Direct expenses	3,109	2,911	6.8%	2,685	2,682	0.1%	5,794	5,593	3.6%
Direct contribution	6,246	6,306	(1.0)%	5,367	5,207	3.1%	11,613	11,513	0.9%

1	Includes health services and agriculture and consumer goods services.

The direct expenses included in the direct contribution calculations in the preceding table represent components of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. TTech direct contribution increased by $100 million or 0.9% in 2024.

TELUS Corporation – Management’s discussion and analysis – 2024

TTech mobile products and services direct contribution decreased by $60 million in 2024, largely reflecting the impact of lower mobile phone ARPU, lower mobile equipment margin as a result of lower contracted volume and more intense competitive price discounting, and an increase in the amortization of deferred commissions attributable to growth in retail traffic in the current and prior periods. These factors were partially offset by mobile phone subscriber growth.

TTech fixed products and services direct contribution increased by $160 million in 2024, primarily driven by continued internet and security subscriber growth, increased health services revenue, and growth in agriculture and consumer goods revenues. These factors were partially offset by declines in legacy voice and TV margins attributable to technological substitution.

Operating expenses – TTech segment

Years ended December 31 ($ in millions)	2024	2023	Change
Goods and services purchased[1]	7,813	7,649	2.1%
Employee benefits expense[1]	3,478	3,834	(9.3)%
TTech operating expenses	11,291	11,483	(1.7)%

1Includes restructuring and other costs.

TTech operating expenses decreased by $192 million in 2024. See TTech Adjusted EBITDA below for further details.

EBITDA – TTech segment

Years ended December 31 ($ in millions, except margins)	2024	2023	Change
EBITDA	6,292	5,722	10.0%
Add restructuring and other costs included in EBITDA	432	653	n/m
Adjusted EBITDA	6,724	6,375	5.5%
EBITDA margin[1] (%)	35.8	33.3	2.5	pts.
Adjusted EBITDA margin[1] (%)	38.2	37.1	1.1	pts.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBITDA increased by $570 million or 10.0% in 2024. In addition to the growth drivers discussed within TTech Adjusted EBITDA below, EBITDA also reflected a reduction of $221 million in restructuring and other costs in 2024, primarily as a result of significant investments in cost efficiency and effectiveness programs, inclusive of real estate rationalization.

TTech Adjusted EBITDA increased by $349 million or 5.5% in 2024, reflecting: (i) mobile, residential internet, security and TV subscriber growth (excluding the first quarter 2024 Pik TV subscriber base adjustment); (ii) broad-based cost reduction efforts, including workforce reductions, synergies achieved between LifeWorks and our legacy health business, and increased adoption of TELUS Digital’s solutions across TTech operations, resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as reductions in marketing and administrative costs; (iii) higher gains on real estate projects; (iv) higher health services margin; and (v) higher agriculture and consumer goods margins. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) an increase in bad debt expense; (iii) declining fixed legacy voice and TV margins; (iv) lower mobile equipment margins; (v) higher network operations costs; and (vi) increased costs of subscription-based licences and cloud usage.

TELUS Corporation – Management’s discussion and analysis – 2024

TTech Adjusted EBITDA margin increased by 1.1 percentage points in 2024. This improvement was largely driven by our broad-based cost efficiency and effectiveness programs as described above, in addition to higher gains on real estate projects.

Adjusted EBITDA less capital expenditures – TTech segment

Years ended December 31 ($ in millions)	2024	2023	Change
Adjusted EBITDA	6,724	6,375	5.5%
Capital expenditures	(2,540)	(2,697)	(5.8)%
Adjusted EBITDA less capital expenditures[1]	4,184	3,678	13.8%

1See Section 11.1 Non-GAAP and other specified financial measures.

TTech Adjusted EBITDA less capital expenditures increased by $506 million in 2024. See Section 7.3 for further discussion of capital expenditures.

EBIT – TTech segment

Years ended December 31 ($ in millions)	2024	2023	Change
EBITDA	6,292	5,722	10.0%
Depreciation	(2,316)	(2,328)	(0.5)%
Amortization of intangible assets	(1,276)	(1,309)	(2.5)%
EBIT[1]	2,700	2,085	29.5%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBIT increased by $615 million in 2024, in line with the increase in EBITDA.

TELUS Corporation – Management’s discussion and analysis – 2024

5.5 TELUS digital experience segment

TELUS Digital trends

The historical trend over the past eight quarters in TELUS Digital revenue reflects changes in service volume demand from our existing clients, services provided to new clients, and growth from acquisitions, including our acquisition of WillowTree on January 3, 2023. During 2024, we observed a stabilization in service volume demand after experiencing a notable reduction which became more pronounced beginning in the second quarter of 2023, arising from some of our larger technology clients that was more significant than expected, particularly in Europe. At the same time, several of our key clients also began to reduce their costs, which resulted in delays and near-term reductions in spending commitments.

Goods and services purchased and Employee benefits expense increased, reflecting: (i) the expansion of our TELUS Digital team member base to service stabilizing volumes and increased complexity from both existing and new customers, including those arising from our acquisition of WillowTree; (ii) higher average salaries and wages over time, and higher training costs due to elevated attrition levels; (iii) restructuring and other costs related to cost efficiency programs; (iv) changes in external labour requirements to support the growth in our digital services business; (v) changes in our crowdsourced-enabled workforce to support AI Data Solutions; (vi) increases in our software licensing costs associated with our growing team member base; and (vii) increases in administrative expenses and facility costs to support overall business growth and acquisitions. Beginning in the second quarter of 2023, Employee benefits expense was positively impacted by employee-related cost efficiency initiatives resulting in decreases in our team member count in certain regions in response to the reduction in service volume demand from some clients, and a favourable mix of labour sourced from lower-cost jurisdictions.

Depreciation and amortization has increased, reflecting growth in capital assets such as facilities, platform development in AI Data Solutions, and capital costs to maintain our existing operations, partially offset by the timing of full depreciation or amortization of existing capital assets.

TELUS Corporation – Management’s discussion and analysis – 2024

TELUS Digital operating indicators

Years ended December 31 ($ in millions)	2024	2023	Change
Operating revenues by industry vertical
Tech and games	1,536	1,594	(3.6)%
Communications and media	905	871	3.9%
eCommerce and fintech	351	386	(9.1)%
Healthcare	260	215	20.9%
Banking, financial services and insurance	215	202	6.4%
All others[1]	374	387	(3.4)%
	3,641	3,655	(0.4)%
Operating revenues by geographic region
Europe	1,070	1,108	(3.4)%
North America	1,038	1,070	(3.0)%
Asia-Pacific	829	852	(2.7)%
Central America and others[2]	704	625	12.6%
	3,641	3,655	(0.4)%

1	All others includes, among others, travel and hospitality, energy and utilities, retail and consumer packaged goods industry verticals.

2Others includes South America and Africa geographic regions.

Across all of our verticals, the reported revenue growth rates were positively impacted by the strengthening of both the U.S. dollar and the European euro against the Canadian dollar compared to the prior year.

Revenue from our tech and games industry vertical decreased by $58 million in 2024, primarily due to lower revenue from a leading social media client and certain other technology and gaming clients, partially offset by growth in revenue from other clients within this industry vertical, including Google. Revenue from our communications and media industry vertical increased by $34 million in 2024, driven primarily by more services provided to the TTech segment, partially offset by lower service revenue from certain other telecommunication clients. Revenue from our eCommerce and fintech industry vertical decreased by $35 million in 2024, due to a decline in service volumes from certain clients. Revenue from our healthcare industry vertical increased by $45 million in 2024, primarily due to additional services provided to the healthcare business unit of the TTech segment. Revenue from our banking, financial services and insurance industry vertical increased by $13 million in 2024, due to growth from certain Canadian-based banks and smaller regional financial services firms in North America, partially offset by lower service volume demand from a global financial institution client. All other verticals decreased by $13 million in 2024, due to lower revenue across various client accounts notably in the travel and hospitality industry vertical.

We serve our clients, who are primarily domiciled in North America and Europe, from multiple delivery locations across various geographic regions. In addition, AI Data Solutions clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. During 2024, the decline in revenue earned in Europe, North America and Asia-Pacific was primarily due to changes in service volume demand from certain clients serviced from these regions. The increase in revenue earned in Central America and others was primarily due to changes in service volume demand from certain clients serviced from these regions. The table above presents the revenue generated in each geographic region, based on the location of our delivery centre or where the services were provided from, for the years presented.

TELUS Corporation – Management’s discussion and analysis – 2024

Operating revenues and other income – TELUS digital experience segment

Years ended December 31 ($ in millions)	2024	2023	Change
Operating revenues (arising from contracts with customers)	2,732	2,899	(5.8)%
Other income	83	27	n/m
External Operating revenues and other income	2,815	2,926	(3.8)%
Intersegment revenues	909	756	20.2%
TELUS Digital Operating revenues and other income	3,724	3,682	1.1%

TELUS Digital Operating revenues and other income increased by $42 million in 2024.

Our Operating revenues (arising from contracts with customers) decreased by $167 million in 2024, primarily attributable to: (i) lower revenues from a leading social media client and other technology clients; and (ii) a reduction in revenue in other industry verticals, notably among communications (excluding the TTech segment) and eCommerce clients. These decreases were partially offset by: (i) growth in services provided to certain existing clients; (ii) new clients added since the prior year; and (iii) the strengthening of both the U.S. dollar and the European euro against the Canadian dollar, which resulted in a favourable foreign currency impact on our TELUS Digital operating results. Revenues from contracts denominated in U.S. dollars, European euros and other currencies will be affected by changes in foreign exchange rates.

Other income increased by $56 million in 2024, as we amended the payout structure and terms associated with our provisions for written put options and revised our estimates of certain performance-based criteria, which resulted in a reduction of our provisions for written put options.

Intersegment revenues represent services provided to the TTech segment, including those provided under the TELUS master services agreement. Such revenue is eliminated upon consolidation, together with the associated TTech operating expenses and the TELUS Digital margin on costs capitalized within TTech. Commencing in 2024, new and incremental services have been provided to the TTech segment which are capital expenditures for software and contract acquisition costs that are deferred and amortized.

The increase in intersegment revenues reflects the competitive benefits TELUS derives from the lower cost structure in the TELUS Digital segment and the significant amounts of value-generating digital, customer experience, telecommunications, health and consumer goods solutions TELUS receives, while maintaining control over the quality of the associated services delivered and, on a consolidated basis, retaining the margin that a third-party vendor would otherwise earn.

Operating expenses – TELUS digital experience segment

Years ended December 31 ($ in millions)	2024	2023	Change
Goods and services purchased[1]	693	659	5.2%
Employee benefits expense[1]	2,433	2,314	5.1%
TELUS Digital operating expenses	3,126	2,973	5.1%

1Includes restructuring and other costs.

TELUS Digital operating expenses increased by $153 million in 2024. See TELUS Digital Adjusted EBITDA below for further details.

TELUS Corporation – Management’s discussion and analysis – 2024

EBITDA – TELUS digital experience segment

Years ended December 31 ($ in millions, except margins)	2024	2023	Change
EBITDA	598	709	(15.6)%
Add restructuring and other costs included in EBITDA	61	65	n/m
Adjusted EBITDA[1]	659	774	(14.8)%
EBITDA margin[2] (%)	16.1	19.3	(3.2)	pts.
Adjusted EBITDA margin[2] (%)	17.7	21.0	(3.3)	pts.

1

For certain metrics, there are definitional differences between TELUS and TELUS Digital reporting. These differences largely arise from TELUS Digital adopting definitions consistent with practice in its industry.

2	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital EBITDA decreased by $111 million or 15.6% in 2024. TELUS Digital Adjusted EBITDA decreased by $115 million or 14.8% in 2024, while Adjusted EBITDA margin decreased 3.3 percentage points. The decrease in Adjusted EBITDA was due to an increase in operating expenses outpacing revenue growth, which was driven, in part, by higher investments in corporate initiatives, such as expansion of our commercial sales team and operational effectiveness programs, investments to develop and launch new products and services, and higher share-based compensation, partially offset by higher other income arising from the revaluation of our provisions for written put options.

Adjusted EBITDA less capital expenditures – TELUS digital experience segment

Years ended December 31 ($ in millions)	2024	2023	Change
Adjusted EBITDA	659	774	(14.8)%
Capital expenditures	(143)	(125)	14.4%
Adjusted EBITDA less capital expenditures[1]	516	649	(20.5)%

1See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital Adjusted EBITDA less capital expenditures decreased by $133 million in 2024. See Section 7.3 for further discussion of capital expenditures.

EBIT – TELUS digital experience segment

Years ended December 31 ($ in millions)	2024	2023	Change
EBITDA	598	709	(15.6)%
Depreciation	(197)	(186)	5.9%
Amortization of intangible assets	(247)	(246)	0.4%
EBIT[1]	154	277	(44.4)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital EBIT decreased by $123 million in 2024, in line with the decrease in EBITDA.

TELUS Corporation – Management’s discussion and analysis – 2024

6.Changes in financial position

	December 31
Financial position at: ($ millions)	2024	2023	Change	Change includes:
Current assets
Cash and temporary investments, net	869	864	5	See Section 7 Liquidity and capital resources
Accounts receivable	3,689	3,597	92	An increase primarily driven by device vendor funding receivable and roaming revenues
Income and other taxes receivable	161	205	(44)	Instalments to date are less than the expense
Inventories	629	484	145	An increase primarily driven by timing of inventory in transit and higher average cost of new handsets
Contract assets	465	445	20	Refer to description in non-current contract assets
Prepaid expenses	769	682	87	An increase mainly driven by seasonality related to the costs incurred to obtain or fulfill contracts with customers and prepayment of maintenance contracts
Current derivative assets	65	36	29

An increase driven by derivatives for U.S. dollar-denominated long-term debt and purchases, offset by a decrease in the notional amount of virtual power purchase agreements driven by a sharp decline in the forecasted Alberta energy rates.

Current liabilities
Short-term borrowings	922	104	818	See Note 22 of the Consolidated financial statements
Accounts payable and accrued liabilities	3,630	3,391	239	An increase associated with trade accounts payable, accrued liabilities and payroll and other employee-related liabilities, partially offset by a reduction in capital expenditures
Income and other taxes payable	142	126	16	Instalments to date are less than the expense
Dividends payable	605	550	55	Effects of an increase in the dividend rate and a larger number of shares outstanding
Advance billings and customer deposits	1,039	971	68	An increase in advance billings primarily due to deferred revenue. See Note 24 of the Consolidated financial statements
Provisions	236	317	(81)	A decrease primarily reflecting employee-related provisions resulting from cost efficiency and effectiveness programs that were recorded in the prior year
Current maturities of long-term debt	3,246	3,994	(748)

A decrease largely reflecting the repayment of $1.1 billion of the non-revolving TELUS bank credit facility in June 2024 and maturity of $1.1 billion Notes, Series CK, in April 2024; partially offset by the reclassification of long-term debt related to the maturity of $800 million Notes, Series CQ, in January 2025, and an increase in commercial paper outstanding

Current derivative liabilities	11	25	(14)	A decrease primarily due to a smaller spread between hedged foreign exchange rate and actual exchange rate at the end of the period.
Working capital (Current assets subtracting Current liabilities)	(3,184)	(3,165)	(19)	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and Note 4(c) of the Consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2024

	December 31
Financial position at: ($ millions)	2024	2023	Change	Change includes:
Non-current assets
Property, plant and equipment, net	17,337	17,248	89	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	20,593	19,721	872	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	10,544	10,058	486	An increase primarily due to individually immaterial business acquisitions and fluctuations in foreign exchange rates. See Note 18 of the Consolidated financial statements
Contract assets	325	303	22	An increase driven by a higher volume of subsidized devices offset by our Bring-It-Back and TELUS Easy Payment programs
Other long-term assets	2,577	2,493	84

An increase primarily driven by investments in real estate joint ventures and portfolio investments, as well as costs incurred to obtain or fulfill contracts with customers, partially offset by decreases due to TELUS Sky loan repayment, derivative assets related to virtual power purchase agreements and pension assets.

Non-current liabilities
Provisions	686	744	(58)	A decrease primarily due to the reversal of a written put option, net of restructuring and other
Long-term debt	25,608	23,355	2,253	See Section 7.4 Cash provided (used) by financing activities
Other long-term liabilities	869	867	2

An increase primarily due to deferred capital expenditure government grants and deferred revenues, offset by a decrease in derivative liabilities arising from changes in interest rates and exchange rates. See Note 27 of the Consolidated financial statements

Deferred income taxes	4,231	4,390	(159)	An overall decrease in temporary differences between the accounting and tax basis of assets and liabilities.
Owners’ equity
Common equity	15,620	16,112	(492)	See Consolidated statements of changes in owners’ equity in the Consolidated financial statements
Non-controlling interests	1,178	1,190	(12)	See Consolidated statements of changes in owners’ equity in the Consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2024

7.      Liquidity and capital resources

This section contains forward-looking statements, including those in respect of our TELUS Corporation Common Share dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

Years ended December 31 ($ millions)	2024	2023	Change
Cash provided by operating activities	4,847	4,499	348
Cash used by investing activities	(3,700)	(4,748)	1,048
Cash provided (used) by financing activities	(1,142)	139	(1,281)
Increase (decrease) in Cash and temporary investments, net	5	(110)	115
Cash and temporary investments, net, beginning of period	864	974	(110)
Cash and temporary investments, net, end of period	869	864	5

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

Years ended December 31 ($ millions)	2024	2023	Change
Operating revenues and other income (see Section 5.3)	20,386	20,116	270
Goods and services purchased (see Section 5.3)	(7,639)	(7,537)	(102)
Employee benefits expense (see Section 5.3)	(5,907)	(6,148)	241
Restructuring and other costs, net of disbursements	(34)	206	(240)
Share-based compensation expense, net of payments	151	117	34
Net employee defined benefit plans expense	73	72	1
Employer contributions to employee defined benefit plans	(22)	(28)	6
Unrealized changes in virtual power purchase agreements forward element (VPPAs) (see Section 5.3)	231	—	231
Loss from equity accounted investments	18	26	(8)
Interest paid	(1,330)	(1,196)	(134)
Interest received	33	23	10
Income taxes paid, net of recoveries received	(358)	(389)	31
Other operating working capital changes	(755)	(763)	8
Cash provided by operating activities	4,847	4,499	348

Cash provided by operating activities increased by $348 million in 2024.

●	Restructuring and other costs, net of disbursements, represented a net change of $240 million in 2024, which was largely related to ongoing and incremental cost efficiency and effectiveness initiatives. In the first quarter of 2024, we paid employee-related restructuring and other costs that were recorded in the prior year.
●	Interest paid increased by $134 million in 2024, largely due to the issuance of three-tranche notes in the third quarter of 2023 and the issuance of three-tranche notes in the first quarter of 2024, as described in Section 7.4.
●	Income taxes paid, net of recoveries received, decreased by $31 million in 2024, primarily reflecting lower required income tax instalments with respect to 2024.

TELUS Corporation – Management’s discussion and analysis – 2024

●	For a discussion of other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the Consolidated financial statements.

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

Years ended December 31 ($ millions)	2024	2023	Change
Cash payments for capital assets, excluding spectrum licences	(2,750)	(3,182)	432
Cash payments for spectrum licences	(637)	(29)	(608)
Cash payments for acquisitions, net	(359)	(1,289)	930
Advances to, and investment in, real estate joint ventures and associates	(18)	(138)	120
Real estate joint venture receipts	109	10	99
Proceeds on disposition	21	12	9
Investment in portfolio investments and other	(66)	(132)	66
Cash used by investing activities	(3,700)	(4,748)	1,048

Cash used by investing activities decreased by $1,048 million in 2024.

●	The decrease in Cash payments for capital assets, excluding spectrum licences in 2024 was primarily composed of:
●	A reduction of $245 million in capital expenditure payments in 2024 with respect to payment timing differences.
●	A reduction of $187 million in capital expenditures (see Capital expenditure measures table and discussion below).
●	Cash payments for spectrum licences increased by $608 million in 2024 in relation to the 3800 MHz spectrum auction, as further described in Section 1.3 in our 2023 annual MD&A and Note 18(a) of the Consolidated financial statements, as well as $17 million of subordinated AWS-4 spectrum licences acquired during the fourth quarter of 2024.
●	Cash payments for spectrum licences excludes the non-cash $298 million of subordinated AWS-4 spectrum licences acquired during the second quarter of 2024 included within indefinite life intangible assets; the subordination resulted in our recognition of the amount as a long-term liability. See Note 18(a) of the Consolidated financial statements for further details.
●	Cash payments for acquisitions, net, were $930 million lower in 2024, as we made cash payments for the WillowTree acquisition and other individually immaterial business acquisitions that were complementary to our existing lines of business in 2023.
●	Advances to, and investments in, real estate joint ventures and associates decreased by $120 million in 2024, as we increased our equity interest in Miovision Technologies Incorporated in 2023.
●	Real estate joint venture receipts increased by $99 million in 2024, largely as a result of the receipt of $94 million from the TELUS Sky construction credit facility. See Note 21 of the Consolidated financial statements for further details.

TELUS Corporation – Management’s discussion and analysis – 2024

●	Investment in portfolio investments and other decreased by $66 million in 2024, primarily as a result of a decline in capital inventory and the receipt of deferred capital expenditure government grants, partially offset by investments in a larger number of portfolio assets in the 2024.

Capital expenditure measures

Years ended December 31 ($ millions, except capital expenditure intensity)	2024	2023	Change
Capital expenditures[1]
TELUS technology solutions (TTech) segment
TTech operations	2,347	2,611	(10.1)%
TTech real estate development	193	86	n/m
	2,540	2,697	(5.8)%
TELUS digital experience (TELUS Digital) segment	143	125	14.4%
Eliminations[2]	(48)	—	n/m
Consolidated	2,635	2,822	(6.6)%
TTech segment capital expenditure intensity[3] (%)	13	15	(2)	pts.
TELUS Digital segment capital expenditure intensity[3] (%)	4	3	1	pt.
Consolidated capital expenditure intensity[3] (%)	12	14	(2)	pts.

1

Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the Consolidated statements of cash flows. Refer to Note 31 of the Consolidated financial statements for further information.

2	See Intersegment revenues in Section 5.5 for additional details.
3	See Section 11.1 Non-GAAP and other specified financial measures.

Consolidated capital expenditures decreased by $187 million in 2024. Capital expenditures in support of TTech operations were $264 million lower, primarily as a result of the planned slowdown of our fibre and wireless network builds, and the evolution of our brownfield fibre builds under a partner-build model. Our capital investments in TTech operations have enabled: (i) ongoing growth in our internet, TV and security subscriber bases, as well as the connection of more premises to our fibre network; (ii) the extended coverage of our 5G network; (iii) the expansion of our health product offerings and capabilities, as well as support for business integration; and (iv) enhancement of our product and digital development to improve system capacity and reliability. By December 31, 2024, our 5G network covered approximately 32.3 million Canadians, representing over 87% of the population.

Capital expenditures in support of TTech real estate development increased by $107 million in 2024, reflecting the TELUS Sky transaction, as well as an increase in capital investment to support construction of multi-year development projects and other commercial buildings in B.C.

TELUS Corporation – Management’s discussion and analysis – 2024

TELUS Digital capital expenditures increased by $18 million, primarily driven by increased spend in the development and enablement of the Fuel iX and AI platforms, and increased IT spend related to team member growth.

7.4 Cash provided (used) by financing activities

Analysis of changes in cash provided (used) by financing activities

Years ended December 31 ($ millions)	2024	2023	Change
Dividends paid to holders of Common Shares	(1,562)	(1,315)	(247)
Issue (repayment) of short-term borrowings, net	825	(2)	827
Long-term debt issued	6,455	9,223	(2,768)
Redemptions and repayment of long-term debt	(6,818)	(7,690)	872
Shares of subsidiary purchased from non-controlling interests, net	(25)	(57)	32
Other	(17)	(20)	3
Cash provided (used) by financing activities	(1,142)	139	(1,281)

Cash used by financing activities increased by $1,281 million in 2024.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee acquired Common Shares from Treasury for the DRISP plan, rather than acquiring shares in the stock market. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. Cash payments for dividends increased by $247 million in 2024, reflecting higher dividend rates under our dividend growth program (see Section 4.3) and an increase in the number of shares outstanding. During 2024, our DRISP plan trustee acquired Common Shares for $697 million.

In January 2025, we paid dividends of $402 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $203 million, totalling $605 million.

Issue (repayment) of short-term borrowings, net

In the second quarter of 2024, we entered into an agreement with an arm’s-length securitization trust (see Section 7.7 Short-term borrowings), under which we drew down $1.0 billion and repaid $100 million drawn down under the previous trust. In 2024, we also repaid $0.2 billion drawn down under the current securitization trust.

TELUS Corporation – Management’s discussion and analysis – 2024

Long-term debt issued and Redemptions and repayment of long-term debt

In 2024, long-term debt issued decreased by $2.8 billion, while redemptions and repayment of long-term debt decreased by $872 million. These changes were primarily composed of:

●	A net increase of $0.4 billion in commercial paper outstanding, including foreign exchange effects to a balance of $1.4 billion (US$1.0 billion) at December 31, 2024, from a balance of $1.0 billion (US$0.8 billion) at December 31, 2023. Our commercial paper program provides funds at a lower cost than our revolving credit facility and is fully backstopped by the revolving credit facility (see Section 7.6 Credit facilities).
●	A decrease in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $78 million. As at December 31, 2024, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$1.2 billion, while as at December 31, 2023, net draws were US$1.4 billion. The TELUS International (Cda) Inc. credit facility is non-recourse to TELUS Corporation.
●	The February 15, 2024 three-tranche note issuance of $500 million of senior unsecured 5.10% Sustainability-Linked Notes, Series CAN, maturing on February 15, 2034; $700 million of senior unsecured 4.80% Notes, Series CAO, maturing on December 15, 2028; and $600 million of senior unsecured 4.95% Notes, Series CAP, maturing on February 18, 2031. The net proceeds from the three-tranche offering were used for the repayment of outstanding indebtedness, including the repayment of the $1.1 billion of 3.35% Notes, Series CK, upon maturity in April 2024, repayment of commercial paper and for other general corporate purposes, while some proceeds were used for the repayment of the unsecured non-revolving $1.1 billion bank credit facility.
●	The August 13, 2024 note issuance of $700 million of senior unsecured 4.65% Notes, Series CAQ, maturing on August 13, 2031. The net proceeds from this offering were used for the repayment of outstanding indebtedness, including the repayment of commercial paper and the reduction of cash amounts outstanding under an arm’s-length securitization trust, and for other general corporate purposes.
●	The repayment upon maturity of $1.1 billion of 3.35% Notes, Series CK, due April 2024, as previously noted.
●	The repayment in the second quarter of 2024 of an unsecured, non-revolving $1.1 billion bank credit facility, which was to be used for general corporate purposes and was to mature July 9, 2024.

By comparison, in 2023, long-term debt issued decreased by $1,048 million from 2022, while redemptions and repayment of long-term debt increased by $359 million from 2022. These changes were primarily composed of:

●	A net decrease in commercial paper outstanding, including foreign exchange effects, of $437 million from a balance of $1.5 billion (US$1.1 billion) at December 31, 2022.
●	An increase in net draws on the TELUS International (Cda) Inc. credit facility, including foreign exchange effects, of $867 million. As at December 31, 2022, net draws were US$689 million.
●	The March 28, 2023 issue of $500 million of senior unsecured 4.95% Sustainability-Linked Notes, Series CAJ, maturing on March 28, 2033.
●	The September 8, 2023 three-tranche note issuance of $850 million of senior unsecured 5.75% Sustainability-Linked Notes, Series CAK, maturing on September 8, 2033; $400 million of senior unsecured 5.95% Notes, Series CAL, maturing on September 8, 2053; and $500 million of senior unsecured 5.60% Notes, Series CAM, maturing on September 9, 2030.
●	The repayment upon maturity of $500 million of 3.35% Notes, Series CJ, due March 2023.

TELUS Corporation – Management’s discussion and analysis – 2024

The average term to maturity of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 10.4 years at December 31, 2024, a decrease from 11.3 years at December 31, 2023. Additionally, the weighted average cost of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 4.37% at December 31, 2024, an increase from 4.33% at December 31, 2023.

Shares of subsidiary purchased from non-controlling interests, net

In the third quarter of 2024, we acquired 5.4 million subordinate voting shares of TELUS International (Cda) Inc. through the facilities of the Toronto Stock Exchange.

In the second quarter of 2023, we acquired 2.5 million multiple voting shares of TELUS International (Cda) Inc. from a non-controlling interest.

Other

In the third quarter of 2024, we incurred debt issuance costs in connection with our Series CAQ note issuance. These costs were lower than the debt issuance costs in connection with our three-tranche note issuance in the third quarter of 2023.

7.5 Liquidity and capital resource measures

Net debt was $28.6 billion at December 31, 2024, an increase of $2.1 billion compared to one year earlier, resulting mainly from: (i) the first quarter 2024 three-tranche issuance of $1.8 billion of notes and the third quarter 2024 issuance of $700 million of notes as described in Section 7.4; (ii) short-term borrowings advanced to us under a new agreement with an arm’s-length securitization trust (see Section 7.7 Short-term borrowings); and (iii) an increase in commercial paper outstanding. These factors were partially offset by: (i) the repayment upon maturity of 3.35% Notes, Series CK, in the second quarter of 2024; and (ii) the repayment of an unsecured non-revolving bank credit facility in the second quarter of 2024.

Fixed-rate debt as a proportion of total indebtedness, which excludes lease liabilities and other long-term debt, was 88% as at December 31, 2024, up from 87% one year earlier. The increase was primarily due to: (i) the second quarter 2024 repayment of the unsecured non-revolving syndicated $1.1 billion bank credit facility, which is classified as floating-rate debt in this calculation; and (ii) the first quarter 2024 three-tranche issuance of $1.8 billion of notes and the third quarter 2024 issuance of $700 million of notes. These factors were partially offset by: (i) the repayment upon maturity of 3.35% Notes, Series CK, in the second quarter of 2024; (ii) an increase in our draw-down of amounts advanced to us from an arm’s-length securitization trust, which is classified as floating-rate debt in this calculation; and (iii) an increase in commercial paper outstanding, which is classified as floating-rate debt in this calculation.

TELUS Corporation – Management’s discussion and analysis – 2024

Our Net debt to EBITDA – excluding restructuring and other costs ratio supports our financial objective of maintaining investment-grade credit ratings, which facilitates reasonable access to capital. This ratio was 3.90 times, as measured at December 31, 2024, up from 3.71 times one year earlier. Of the increase in the ratio, 0.29 times is the effect of the increase in net debt levels, primarily due to spectrum acquisitions and business acquisitions, which exceeded the effect of growth in EBITDA – excluding restructuring and other costs (TTech 0.15 times; TELUS Digital (0.05) times); net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions. As at December 31, 2024, the acquisition of spectrum licences increased the ratio by approximately 0.56. Our recent acquisitions of spectrum licences have increased our national spectrum holdings and represent an investment in building greater network capacity to support the ongoing growth in demand for data, as well as growth in our mobile subscriber base. Given the cash demands of the 600 MHz auction in 2019, the 3500 MHz auction in 2021, the 3800 MHz auction in 2023 and the upcoming auction for millimetre wave spectrum, the assessment of the guideline and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio circa 2.70 times in the medium term (following the spectrum auctions in 2021 and 2023, and the upcoming millimetre wave spectrum auction), consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at December 31, 2024 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or for the 12-month periods ended, December 31	2024	2023	Change
Components of debt and coverage ratios ($ millions)
Long-term debt	28,854	27,349	1,505
Net debt[1]	28,569	26,494	2,075
Net income	938	867	71
EBITDA – excluding restructuring and other costs[1]	7,333	7,149	184
Financing costs	1,576	1,273	303
Net interest cost[1]	1,357	1,272	85
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	88	87	1	pt.
Average term to maturity of long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (years)	10.4	11.3	(0.9)
Weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (%)	4.37	4.33	0.04	pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.90	3.71	0.19
Coverage ratios[1] (times)
Earnings coverage	2.0	1.9	0.1
EBITDA – excluding restructuring and other costs interest coverage	5.4	5.6	(0.2)
Other measures[1] (%)
Determined using most comparable IFRS Accounting Standards measures
Ratio of Common Share dividends declared to cash provided by operating activities - less capital expenditures	105	126	(21)	pts.
Determined using management measures
Common Share dividend payout ratio – net of dividend reinvestment plan effects	81	77	4	pts.

1	See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Corporation – Management’s discussion and analysis – 2024

Earnings coverage ratio for the 12-month period ended December 31, 2024 was 2.0 times, up from 1.9 times one year earlier. An increase in income before borrowing costs and income taxes raised the ratio by 0.3, while an increase in borrowing costs lowered the ratio by 0.2. Restructuring and other costs lowered the ratio by 0.2.

EBITDA – excluding restructuring and other costs interest coverage ratio for the 12-month period ended December 31, 2024 was 5.4 times, down from 5.6 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.1 and an increase of $85 million in net interest costs decreased the ratio by 0.3.

Common Share dividend payout ratio: Actual Common Share dividend payout decisions will continue to be subject to our Board’s assessment of our financial position and outlook, as well as our long-term Common Share dividend payout objective range of 60 to 75% of prospective free cash flow. So as to be consistent with the way we manage our business, our Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the most recent four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow. The historical measure for the 12-month period ended December 31, 2024 is presented for illustrative purposes in evaluating our target guideline. As at December 31, 2024, the ratio was outside of the objective range. We estimate the ratio will be within the objective range on a prospective basis.

TELUS Corporation – Management’s discussion and analysis – 2024

7.6 Credit facilities

At December 31, 2024, we had more than $1.3 billion of liquidity available from the TELUS revolving credit facility and $817 million of liquidity available from the TELUS International (Cda) Inc. credit facility with a syndicate of financial institutions (excluding TELUS Corporation). We are well within our objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities

We have a $2.75 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring July 14, 2028. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

As at June 30, 2024, we had repaid an unsecured non-revolving syndicated $1.1 billion bank credit facility that was to mature July 9, 2024, which was to be used for general corporate purposes.

TELUS revolving credit facility at December 31, 2024

				Outstanding undrawn	Backstop for commercial
				letters of	paper	Available
($ millions)	Expiry	Size	Drawn	credit	program	liquidity
Revolving credit facility[1]	July 14, 2028	2,750	—	—	(1,404)	1,346

1	Canadian dollars or U.S. dollar equivalent.

Our credit facilities contain customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at December 31, 2024, our consolidated leverage ratio was 3.90 to 1.00 and our consolidated coverage ratio was 5.4 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA – excluding restructuring and other costs and EBITDA – excluding restructuring and other costs interest coverage. Historically, the calculations are substantially similar. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, allowing us to issue commercial paper up to a maximum aggregate equivalent amount at any one time of $2.2 billion (US$1.5 billion maximum) as at December 31, 2024. We use foreign currency forward contracts to manage currency risk arising from U.S. dollar-denominated commercial paper. The commercial paper program is used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the United States is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International (Cda) Inc. credit facility

As at December 31, 2024, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 3, 2028, with a syndicate of financial institutions, including TELUS Corporation. The credit facility is comprised of US$800 million in revolving components and US$1.2 billion in amortizing term loan components, with TELUS Corporation as approximately 7.2% lender in both components. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 6.5% as at December 31, 2024.

The credit facility contains customary covenants, including a requirement that the TELUS International (Cda) Inc. quarter-end net debt to operating cash flow ratio is not permitted to exceed 3.75 to 1.00 through fiscal 2025 and 3.25 to 1.00 thereafter; and its quarter-end operating cash flow to debt service ratio is not permitted to be less than 1.50 to 1.00. As at December 31, 2024, TELUS International (Cda) Inc. was in compliance with these financial covenants.

TELUS Corporation – Management’s discussion and analysis – 2024

The term loan components are subject to amortization schedules which require that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

Other letter of credit facilities

At December 31, 2024, we had $62 million of letters of credit outstanding issued under various uncommitted facilities. These letter of credit facilities are in addition to our ability to provide letters of credit under our committed revolving bank credit facility. Available liquidity under various uncommitted letter of credit facilities was $123 million at December 31, 2024. Additionally, we had arranged $338 million of incremental letters of credit to allow us to participate in the Innovation, Science and Economic Development Canada 3800 MHz band spectrum auction that was held in October to November 2023, as discussed further in Note 18(a) of the Consolidated financial statements. These incremental letters of credit were extinguished concurrent with when we fully funded the purchase of the spectrum licences.

Other long-term debt

Other liabilities incur interest at 4.4%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

7.7 Short-term borrowings

On May 22, 2024, we entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank allowing us to borrow up to a maximum of $1.6 billion, secured by certain trade receivables and unbilled customer finance receivables; the term of this revolving period securitization agreement ends May 22, 2027, and requires minimum cash advances of approximately $920 million. Funding under the agreement may be provided in either Canadian dollars or U.S. dollars. Currency risk associated with funding denominated in U.S. dollars is managed through the use of foreign currency forward contracts.

This agreement replaced a previous agreement with an arm’s-length securitization trust that allowed us to sell interests in certain trade receivables up to a maximum of $600 million and which was set to end December 31, 2024. Available liquidity under this new agreement was approximately $680 million as at December 31, 2024. (See Note 22 of the Consolidated financial statements.)

7.8 Credit ratings

We continued to have investment-grade ratings in 2024 and as at February 13, 2025. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continues to provide reasonable access to capital markets. (See discussion of risks in Section 10.15 Financing, debt and dividends.)

TELUS Corporation – Management’s discussion and analysis – 2024

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks to which they may be exposed are described in Note 4 of the Consolidated financial statements. Our policies in respect of the recognition and measurement of financial instruments are described in Note 1(c) of the Consolidated financial statements.

Risks
	Accounting			Market risks
Financial instrument	classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	AC1	X		X
Contract assets	AC1	X
Construction credit facilities advances to real estate joint venture	AC1				X
Short-term borrowings	AC1		X	X	X
Accounts payable	AC1		X	X
Provisions (including restructuring accounts payable)	AC1		X	X		X
Long-term debt	AC1		X	X	X
Measured at fair value
Cash and temporary investments	FVTPL[2]	X		X	X
Long-term investments (not subject to significant influence)[3]	FVTPL/FVOCI[3]			X		X
Foreign exchange derivatives[4]	FVTPL[2]	X	X	X
VPPAs[4]	FVTPL [2,5]					X

1	For accounting recognition and measurement purposes, classified as amortized cost (AC).
2

For accounting recognition and measurement purposes, classified as fair value through net income (FVTPL). Unrealized changes in the fair values of financial instruments are included in net income unless the instrument is part of a cash flow hedging relationship. The effective portions of unrealized changes in the fair values of financial instruments held for hedging are included in other comprehensive income.

3

Long-term investments over which we do not have significant influence are measured at fair value if those fair values can be reliably measured. For accounting recognition and measurement purposes, on an investment-by-investment basis, long-term investments are classified as either fair value through net income or fair value through other comprehensive income (FVOCI).

4

Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

For hedges of anticipated transactions, hedge gains/losses are included with the related expenditure and are expensed when the transaction is recognized in our results of operations. We have selected this method as we believe that it results in a better matching of the hedge gains/losses with the risk exposure being hedged.

Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

5

Accounting classification is subject to future change due to consideration necessary of December 2024 issue of Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7, as set out in Note 2(b) of the Consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2024

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining a short-term borrowing agreement associated with trade receivables and unbilled customer finance receivables; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a supply chain financing program; maintaining a commercial paper program; maintaining in-effect shelf prospectuses; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at December 31, 2024, TELUS Corporation could offer an unlimited amount of securities in Canada, and US$3.5 billion of securities in the United States, qualified pursuant to a Canadian shelf prospectus effective until September 2026. TELUS International (Cda) Inc. has a Canadian shelf prospectus effective until June 2026 under which an unlimited amount of debt or equity securities could be offered.

As at December 31, 2024, we had more than $1.3 billion of liquidity available from the TELUS revolving credit facility and $817 million of liquidity available from the TELUS International (Cda) Inc. credit facility with a syndicate of financial institutions (excluding TELUS Corporation) (see Section 7.6 Credit facilities), as well as approximately $680 million available under our trade receivables and unbilled customer finance receivables securitization program (see Section 7.7 Short-term borrowings). Excluding the TELUS International (Cda) Inc. credit facility and including cash and temporary investments of $869 million, we had approximately $2.9 billion of liquidity available at December 31, 2024 (see Section 11.1 Non-GAAP and other specified financial measures). This aligns with our objective of generally maintaining at least $1 billion of available liquidity. We believe our investment-grade credit ratings contribute to reasonable access to capital markets.

Refer to Note 4 of the Consolidated financial statements for further information regarding our financial instruments.

TELUS Corporation – Management’s discussion and analysis – 2024

Commitments and contingent liabilities

Contractual obligations as at December 31, 2024

						2030-
($ millions)	2025	2026	2027	2028	2029	2034	Thereafter	Total
Short-term borrowings
Interest obligations	40	40	20	—	—	—	—	100
Principal obligations[1]	—	—	922	—	—	—	—	922
	40	40	942	—	—	—	—	1,022
Long-term debt
Interest obligations	1,097	1,014	962	804	733	2,628	4,562	11,800
Principal maturities	2,532	1,530	1,715	3,430	1,408	8,197	7,340	26,152
	3,629	2,544	2,677	4,234	2,141	10,825	11,902	37,952
Leases
Interest obligations	165	125	91	63	46	122	98	710
Principal maturities	672	575	459	286	203	362	310	2,867
	837	700	550	349	249	484	408	3,577
Occupancy costs[2]	130	114	97	73	61	118	14	606
Purchase obligations[3]
Operating expenditures	1,044	376	187	794	24	10	5	2,440
Property, plant and equipment, and Intangible assets	256	47	1	—	—	—	—	304
	1,300	423	188	794	24	10	5	2,744
Non-interest bearing financial liabilities	3,228	233	103	64	8	9	—	3,645
Net receipts on derivatives used to manage currency and interest rate risk	(91)	(27)	(148)	(32)	(9)	(191)	(280)	(778)
Other obligations	15	—	—	—	—	—	—	15
Total	9,088	4,027	4,409	5,482	2,474	11,255	12,049	48,783

1See Section 7.7 Short-term borrowings.

2	Occupancy costs include transactions with real estate joint ventures. See Section 7.11 Transactions between related parties.
3

Where applicable, purchase obligations reflect foreign exchange rates at December 31, 2024. Purchase obligations include future operating and capital expenditures that have been contracted for at the current year-end and include the most likely estimates of prices and volumes, where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations from personnel supply contracts and other such labour agreements have been excluded.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers. (See the related risk discussion in Section 10.18 Litigation and legal matters.)

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

TELUS Corporation – Management’s discussion and analysis – 2024

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29(a) of the Consolidated financial statements. This is a significant judgment for us (see Section 8.1 Critical accounting estimates and judgments).

Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations, or litigation claims or statutory sanctions, or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of the related transactions, historically we have not made significant payments under these indemnifications.

As at December 31, 2024, we had no liability recorded in respect of our indemnification obligations.

7.10 Outstanding share information

Outstanding shares (millions)	December 31, 2024	January 31, 2025
Common Shares	1,504	1,514
Common Share options	2	2
Restricted share units and deferred share units – equity-settled	10	10

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel, consisting of our Board of Directors and our Executive Team, have authority and responsibility for overseeing, planning, directing and controlling our activities. Total compensation expense for key management personnel was $70 million in 2024 compared to $71 million in 2023. See Note 30(a) of the Consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis. Charges for these services were immaterial.

Transactions with real estate joint ventures and associate

During 2024, we had recurring transactions with real estate joint ventures, which are related parties, as set out in Note 21 of the Consolidated financial statements. In the second quarter of 2024, TELUS Sky received certification under the Leadership in Energy and Environmental Design (LEED) Platinum standard for the commercial portion and certification under the LEED Gold standard for the residential portion.

During the year ended December 31, 2023, the TELUS Sky real estate joint venture entered into an agreement to sell the income-producing properties and the related net assets to the venture partners; in December 2024, the two arm’s-length parties purchased the residential parcel and we concurrently purchased the commercial parcel. See Note 30 of the Consolidated financial statements.

In addition, as at December 31, 2024, the TELUS Sky real estate joint venture had repaid a credit agreement, which was to mature January 13, 2025. The credit agreement was with Canadian financial institutions and others (as 66-2/3% lenders) and TELUS (as 33-1/3% lender), that provided $282 million of construction financing for the project.

As at December 31, 2024, and 2023, we had an equity interest in Miovision Technologies Incorporated (Miovision). Our judgment is that we obtained significant influence over the associate concurrent with acquiring our initial equity interest.

TELUS Corporation – Management’s discussion and analysis – 2024

8.Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2024. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of income and expense during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter.

Refer to Note 1 of the Consolidated financial statements for further information on our critical accounting estimates, including examples of the significant estimates and judgments that we make, and their relative significance and degree of difficulty, as illustrated in the graphic included in Note 1.

General

●	In determining our critical accounting estimates, we consider trends, commitments, events or uncertainties that we reasonably expect to materially affect our methodology or assumptions. Our statements in this MD&A regarding such consideration are made subject to the Caution regarding forward-looking statements.
●	In the normal course, we make changes to the assumptions underlying all critical accounting estimates so that they reflect current economic conditions, updated historical information used to develop the assumptions, and changes in our credit ratings, where applicable. Unless indicated otherwise in the discussion below, we expect that no material changes in overall financial performance and financial statement line items would arise, either from reasonably likely changes in material assumptions underlying the estimate, or from selection of a different estimate from within a range of valid estimates.

TELUS Corporation – Management’s discussion and analysis – 2024

●	Our critical accounting estimates affect the Consolidated statements of income and other comprehensive income, and the Consolidated statements of financial position, as follows:

Consolidated statements of income and other comprehensive income
Operating expenses
Employee
Consolidated	Operating	Goods and	Employee		Amortization			defined benefit
statements of	revenues and	services	benefits		of intangible	Financing	Income	plans re-
financial position	other income	purchased	expense	Depreciation	assets	costs	taxes	measurements[1]
Intangible assets, net, and Goodwill, net					X2		X
Employee defined benefit pension plans			X	X3	X3	X	X	X
Income tax assets and liabilities							X
Property, plant and equipment, net				X			X
Provisions for asset retirement obligations		X		X		X	X
Provisions related to business combinations	X					X	X
Investments	X						X
Accounts receivable		X					X
Contract assets	X	X					X
Inventories		X					X

1Other comprehensive income – Item never subsequently reclassified to income.

2	Accounting estimate, as applicable to Intangible assets with indefinite lives, relates to spectrum holdings.

3Accounting estimate impact due to internal labour capitalization rates.

●	All critical accounting estimates are uncertain at the time the estimates are made and affect the following Consolidated statements of income and other comprehensive income line items: Income taxes (except for estimates about Goodwill) and Net income. Similarly, all critical accounting estimates affect the following Consolidated statements of financial position line items: Current assets (Income and other taxes receivable), Current liabilities (Income and other taxes payable), Other long-term assets (deferred income taxes), Deferred income taxes and Common equity (retained earnings) and Non-controlling interests. The discussion of each critical accounting estimate does not differ between our two segments, TELUS technology solutions (TTech) and TELUS digital experience (TELUS Digital), unless explicitly noted.

Intangible assets, net; Goodwill, net; and Property, plant and equipment, net

General

●	The Intangible assets, net, line item on our Consolidated statements of financial position represents approximately 35% of Total assets as at December 31, 2024 (approximately 35% as at December 31, 2023). Included in Intangible assets are spectrum licences, which represent approximately 23% of Total assets as at December 31, 2024 (approximately 22% as at December 31, 2023).
●	The Goodwill, net, line item on our Consolidated statements of financial position represents approximately 18% of Total assets as at December 31, 2024 and 2023.
●	The Property, plant and equipment, net, line item on our Consolidated statements of financial position represents approximately 30% of Total assets as at December 31, 2024 and approximately 31% of Total assets as at December 31, 2023.

TELUS Corporation – Management’s discussion and analysis – 2024

●	If our estimates of the useful lives of assets were incorrect and/or our estimates of the acquisition-date fair value of property, plant, equipment and intangible assets acquired in business combinations were incorrect, we could experience an increase or decrease in charges for amortization or depreciation in the future. If the future were to adversely differ from our best estimates for the key economic assumptions and associated cash flows were to materially decrease, we could potentially experience future material impairment charges in respect of our Property, plant and equipment, Intangible assets or Goodwill. If Intangible assets with indefinite lives were determined to have finite lives at some point in the future, we could experience an increase in charges for amortization of Intangible assets. Such charges in and of themselves do not result in a cash outflow and would not immediately affect our liquidity.

The recoverability of Intangible assets with indefinite lives; the recoverability of Goodwill

●	The carrying values of Intangible assets with indefinite lives and Goodwill are tested for impairment periodically, and this test represents a significant estimate for us.
●	The estimates of the recoverable amounts of the cash-generating units’ assets have been calculated using the fair value less costs of disposal method and are categorized as Level 3 fair value measures. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets, given the need to make key economic assumptions about the future. The fair value less costs of disposal calculation uses future cash flows and growth projections; associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; estimates of future generational infrastructure capital expenditures; and the future weighted average cost of capital.
●	See Note 18(d) of the Consolidated financial statements for further discussion of methodology and sensitivity testing.

The estimated useful lives of assets; the recoverability of tangible assets

●	The estimated useful lives of most assets are determined by a continuing program of asset life studies. The recoverability of assets with finite lives is significantly impacted by the estimated useful lives of assets.
●	Assumptions underlying the estimated useful lives of assets include the timing of technological obsolescence, competitive pressures, future infrastructure utilization plans, and climate.

Employee defined benefit pension plans

Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

●	We review industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices; however, some assets are valued using market estimates when market prices are not readily available. Actuarial support is obtained for interpolations of experience gains and losses that affect the employee defined benefit plan actuarial gains and losses and accrued pension benefit obligations. The discount rate is set annually at the end of each calendar year, at a minimum, based upon yields on long-term corporate bond indices in consultation with actuaries. Future increases in compensation are based upon the current benefits policies and economic forecasts. We have examined our respective pension obligation and current service cost durations and observed an approximate 10-year difference in duration. As individual discount rates more accurately reflect the obligation and current service cost, commencing in 2016, we applied a dual discount rate methodology.
●	The defined benefit pension plan assumptions are assessed and revised as appropriate at least annually. Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include life expectancy, discount rates, market estimates, rates of future compensation increases and employee retirement ages. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes in the material assumptions underlying this estimate, since certain assumptions may have been revised to reflect updated historical information and updated economic conditions. See Note 15 of the Consolidated financial statements for further analysis.

TELUS Corporation – Management’s discussion and analysis – 2024

●	This accounting estimate related to employee defined benefit pension plans is in respect of Depreciation and Amortization of intangible assets of the Operating expenses line items, Financing costs line item and Other comprehensive income line item on our Consolidated statements of income and other comprehensive income. If the future were to adversely differ from our best estimate of assumptions used in determining defined benefit pension costs, defined benefit obligations accrued and pension plan assets, we could experience future increases (or decreases) in defined benefit pension expense, financing costs and charges to Other comprehensive income.

Income tax assets and liabilities

The amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits

●	Assumptions underlying the composition of income tax assets and liabilities are based upon an assessment of the technical merits of tax positions. Income tax benefits on uncertain tax positions are recognized only when it is more likely than not that the ultimate determination of the tax treatment of a position will result in the related benefit being realizable; however, this does not mean that tax authorities cannot challenge these positions. Income tax assets and liabilities are measured at the amount that is expected to be realized or incurred upon ultimate settlement with tax authorities. Such assessments are based upon the applicable income tax legislation, regulations, interpretations and jurisprudence, all of which in turn are subject to change and interpretation.
●	Current income tax assets and liabilities are estimated based upon the amount of income tax that is calculated as being owed to tax authorities, net of periodic instalment payments. Deferred income tax assets and liabilities are composed of the tax effect of temporary differences between the carrying value and the tax basis of assets and liabilities, as well as the income tax effect of undeducted income tax losses, which are expected to be utilized before their expiry. The timing of the reversal of temporary differences is estimated and the income tax rate substantively enacted for the periods of reversal is applied to the temporary differences. The carrying value of assets and liabilities are based upon the amounts recorded in the financial statements and are, therefore, subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities, as well as the amount of undeducted income tax losses, is based upon the assessment and measurement of tax positions, as noted above. Assumptions as to the timing of reversal of temporary differences include expectations about the future results of operations and future cash flows. The composition of income tax liabilities is reasonably likely to change from period to period because of changes in the estimation of these significant uncertainties.
●	This accounting estimate is in respect of material asset and liability line items on our Consolidated statements of financial position comprising less than 1% of Total assets as at December 31, 2024 and 2023, and approximately 8% of Total liabilities and owners’ equity as at December 31, 2024 and 2023. If the future were to adversely differ from our best estimate of the likelihood of tax positions being sustained, the amount of tax expected to be incurred, the future results of operations, the timing of reversal of deductible temporary differences and taxable temporary differences, and the tax rates applicable to future years, we could experience material current income tax adjustments and deferred income tax adjustments. Such current and deferred income tax adjustments could result in an increase or acceleration of cash outflows at an earlier time than might otherwise be expected.

Provisions for asset retirement obligations

Certain economic assumptions used in provisioning for asset retirement obligations

●	Asset retirement obligation provisions are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of Property, plant and equipment (primarily certain items of outside plant and mobile site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are initially measured at fair value using present value methodology, with the resulting costs capitalized as a part of the carrying value of the related asset.

TELUS Corporation – Management’s discussion and analysis – 2024

●	Assumptions underlying the provisions for asset retirement obligations are assessed and revised as appropriate at least annually. These assumptions include expectations about inflation, discount rates and any changes in the amount or timing of the underlying future cash flows, which may span numerous decades. Material changes in financial position would arise from reasonably likely changes in the material assumptions underlying this estimate, since certain assumptions may have been revised to reflect updated historical information and updated economic conditions. The capitalized asset retirement cost is depreciated on the same basis as the related asset, and the discount accretion is included in the Consolidated statements of income and other comprehensive income as a component of Financing costs.
●	This accounting estimate is in respect of the asset retirement obligations component of the Provisions line item on our Consolidated statements of financial position, and this component comprises approximately 1% of Total liabilities and owners’ equity as at December 31, 2024 and 2023. If the provisions for asset retirement obligations were to be inadequate, we could experience a charge to Goods and services purchased in the future. A charge for an inadequate asset retirement obligation provision would result in a cash outflow proximate to the time that the asset retirement obligation is satisfied.

Provisions related to business combinations

Provisions for written put options

●	In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. We provide written put options to the remaining selling shareholders under which they could put the remaining non-controlling interests at, or after, a specified date. The acquisition-date fair values of the puttable shares held by the non-controlling shareholders are recorded as provisions.
●	The provisions for written put options are assessed and revised as appropriate at least annually. The provisions for written put options have been determined based on the net present values of estimated future earnings results; there is a material degree of uncertainty with respect to the estimates of future earnings results, given the necessity of making significant economic assumptions about the future. The amounts of provisions for written put options are reasonably likely to change from period to period because of changes in the estimation of future earnings and foreign exchange rate movements.
●	This accounting estimate is in respect of the provisions for written put options related to the non-controlling interests component of the Provisions line item on our Consolidated statements of financial position, and this component comprises less than 1% of Total liabilities and owners’ equity as at December 31, 2024 and 2023. If the provisions for written put options were to be inadequate, we could experience a charge to Other income in the future. A charge for an inadequate written put option provision could result in a cash outflow, if cash - settled, proximate to the time that the written put option is exercised.

Portfolio investments

The recoverability of long-term portfolio investments

●	We assess the recoverability of our long-term portfolio investments on a regular, recurring basis. The recoverability of portfolio investments is assessed on a specific-identification basis, taking into consideration expectations about future performance of the portfolio investments and comparison of historical results to past expectations.
●	The most significant assumptions underlying the recoverability of long-term portfolio investments are related to the achievement of future cash flow and operating expectations. Our estimate of the recoverability of long-term portfolio investments could change from period to period due to both the recurring nature of the recoverability assessment and the nature of long-term portfolio investments (we do not control or significantly influence the investees).
●	Portfolio Investments are included in the Other long-term assets line item on our Consolidated statements of financial position, which itself comprises approximately 4% of Total assets as at December 31, 2024 and 2023. If the allowance for recoverability of long-term portfolio investments were to be inadequate, we could experience an increase in the charge to Other income or Other comprehensive income depending on the financial asset classification. Such a provision for recoverability of long-term portfolio investments does not result in a cash outflow.

TELUS Corporation – Management’s discussion and analysis – 2024

Accounts receivable

General

●	When determining our allowance for doubtful accounts, we consider the line of business that gave rise to the Accounts receivable and Unbilled customer finance receivables, perform specific account identification, and conduct a statistical analysis of portfolio delinquency trends to measure lifetime expected credit losses.
●	These accounting estimates are in respect of the Accounts receivable line item and the Unbilled customer finance receivables line within the Other long-term assets line item on our Consolidated statements of financial position, which together comprise approximately 7% of Total assets as at December 31, 2024 (approximately 8% as at December 31, 2023). If the future were to adversely differ from our best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, we could experience an increase in doubtful accounts expense in the future. Such doubtful accounts expense in and of itself does not result in a cash outflow.

The allowance for doubtful accounts

●	The estimate of our allowance for doubtful accounts could materially change from period to period because the allowance is a function of the balance and composition of Accounts receivable and Unbilled customer finance receivables, which can vary on a month-to-month basis. The variability of the balance of Accounts receivable and Unbilled customer finance receivables arises from the variability of the amount and composition of Operating revenues and other income and from the variability of Accounts receivable collection performance.

Contract assets

General

●	We maintain allowances for lifetime expected credit losses related to contract assets. Factors considered when determining allowances include: current economic conditions; historical information (including credit agency reports, if available); and the line of business from which the contract assets originated. These same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

The impairment allowance

●	These accounting estimates are in respect of the Contract assets line items on our Consolidated statements of financial position, which comprise approximately 1% of Total assets as at December 31, 2024 and 2023. If the future were to adversely differ from our best estimates of the fair value of the residual cash flows and the impairment allowance for contract assets, we could experience an increase in the impairment allowance for contract assets against contract assets in the future. Such impairment allowance in and of itself does not result in a cash outflow.

Inventories

The allowance for inventory obsolescence

●	We determine our allowance for inventory obsolescence based upon expected inventory turnover, inventory aging, and current and future expectations with respect to product offerings.
●	Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future offerings. Our estimate of the allowance for inventory obsolescence could change materially from period to period due to changes in product offerings and the level of consumer acceptance of those products.

TELUS Corporation – Management’s discussion and analysis – 2024

●	This accounting estimate is in respect of the Inventories line item on our Consolidated statements of financial position, which comprises approximately 1% of Total assets as at December 31, 2024 and 2023. If the allowance for inventory obsolescence were to be inadequate, we could experience a charge to Goods and services purchased in the future. Such an inventory obsolescence charge does not result in a cash outflow.

8.2 Accounting policy developments

Refer to Note 2 of the Consolidated financial statements for a description of current and future changes in accounting policies, including:

●	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period.
●	Standards, interpretations and amendments to standards and interpretations in the reporting period not yet effective and not yet applied.

9.     General trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

9.1 Telecommunications industry in 2024

We estimate that Canadian telecommunications industry revenues (including TV revenue and excluding equipment and media revenue) increased by approximately 2% in 2024. Mobile and data services continue to drive ongoing industry growth. In addition, trends in consumer communications and data consumption continue to demonstrate a strong preference for data-rich applications and data-intensive devices, including smartphones and tablets. Similar to many other industries, the telecommunications industry, including TELUS across our TELUS Technology Solutions (TTech) and TELUS Digital segments, continued to realize significant cost efficiencies in 2024, in response to the evolving competitive, regulatory, and macroeconomic landscape that we currently face.

Mobile products and services

We estimate that in 2024, the Canadian mobile industry experienced mobile network revenue growth of approximately 1.9%, which we believe was largely attributable to continued customer growth despite slowing immigration and population growth. We estimate that the Canadian mobile phone industry added approximately 1.6 million net new subscribers in 2024 (inclusive of TELUS’ mobile phone additions), compared to our estimate of approximately 1.7 million in 2023 for the industry. With penetration rates in other developed geographies (United States, Europe and Asia) well above 100%, we estimate that the Canadian mobile phone penetration rate will continue to increase, above and beyond the approximate rate of 93% we estimate for 2024, in line with the trend toward multiple devices, and the ongoing adoption of mobile devices and services. TELUS mobile network revenue increased by 1.1% in 2024, and TELUS mobile products and services direct contribution decreased by 1.0%.

In 2024, the Canadian mobile industry continued to experience heightened levels of competition nationally, particularly amongst flanker brands. This competitive intensity has led to continued declines in chargeable data usage and rising levels of data allocation in monthly plans, including unlimited data plans and Canada-U.S.-Mexico plans, in addition to other ongoing factors, such as: the popularity of data sharing plans, including family plans; customer-friendly data usage notifications; and an evolving shift in the customer mix toward non-traditional mobile devices and tools such as video chats. The roll-out of 5G network infrastructure continued in 2024, with 5G coverage by the national carriers reaching approximately 88% of the Canadian population at the end of 2024, compared to approximately 86% at the end of 2023. For TELUS, we continue to improve the performance and energy efficiency of our 5G network technology, as well as the flexibility for future network enhancements, exemplified by our strategic partnership with Samsung to build Canada’s first 5G Virtualized RAN, Open RAN network, as well as our strategic deployment of contiguous spectrum. Our long-standing commitment to network excellence is reflected in our customer loyalty metrics, with an industry-leading postpaid mobile churn rate below 1% for the 11th consecutive year.

TELUS Corporation – Management’s discussion and analysis – 2024

We are well-prepared for the evolution in this competitive landscape, and we continue to work diligently to better monetize the robust growth in data services, while simultaneously delivering a strong value-for-money proposition and leading customer service. To this end, we are maintaining our consistent and disciplined approach to realizing profitable customer growth through our strategic execution of profitable smartphone loading. Moreover, we are focusing on the other levers available to us in an environment characterized by moderating ARPU growth and expanding 5G network infrastructure, to ensure we continue to deliver on the EBITDA growth objectives for our TTech segment, including:

●	Evolving our approach to mobile plans and device sales with the availability of unlimited data plans on our 5G network, TELUS Easy Payment device financing, TELUS Family Discount offerings and our extensive selection of certified pre-owned devices, which have resulted in simplification for both customers and team members, while supporting growth in digital transactions and improving our recovery of handset costs
●	Monetizing our expanding 5G network by driving customer adoption of higher-value unlimited data plans and using speed tiers to encourage our customers’ adoption of faster 5G speeds; Koodo Pick Your Perk plans, allowing customers to add a free feature of their choice while driving step-ups to higher-value plans; and marketing our innovative product and service offerings, including Stream+, which is now available nationally
●	Continuing to drive customer growth through high-quality loading supported by robust industry growth as discussed above, including 5G device upgrades
●	Working persistently to enhance the efficiency of the flow-through from revenue to EBITDA, and the flow-through from ARPU to average margin per subscriber unit per month (AMPU), through ongoing efficiency and digitization initiatives that enhance our operating margins; our digital-only, subscription-based Public Mobile brand enhances AMPU through its focus on the bring-your-own-phone market and digital-only customer experience
●	Seeking new sources of mobile revenue, such as Internet of Things (IoT) or Internet of Everything, machine-to-machine (M2M) and security applications in the business-to-business (B2B) market, including health, agriculture and consumer goods, as well as smart cities
●	Exploring and implementing new channel strategies with attractive economic characteristics, including our certified pre-owned device program and expanding our digitally-enabled distribution channels, which is unlocking further profitable subscriber growth at significantly lower cost
●	Pursuing smart bundling opportunities across mobile and fixed products and services to drive increased product intensity, achieve better economies of scope and enhance lifetime revenue per customer with higher revenue per account and lower customer churn, including the launch of our Koodo Happy Stack, which combines mobility, home internet and Stream+.

The Canadian mobile industry remains highly competitive and capital-intensive among facilities-based providers, as carriers continue to expand and enhance their broadband mobile networks, including the ongoing build-out of 5G and operationalization of spectrum.

Fixed products and services

The three major cable-TV companies – Rogers, Videotron (a Quebecor brand) and Cogeco – had an estimated 7.6 million internet subscribers at the end of 2024 (47% market share – unchanged from the prior year), compared to an estimated 7.5 million subscribers at the end of 2023. Meanwhile, telecommunications companies had approximately 8.4 million internet subscribers (52% market share – unchanged) compared to approximately 8.3 million at the end of 2023. We continue to make gains in market share as a result of our ongoing expansion of fibre optic infrastructure and the pull-through of subscribers from our IP-based TELUS TV services, including our bundled mobility and home services, supported by innovation and differentiation in our security and home automation platform offerings. Leveraging the current third-party internet access and wholesale framework, we plan to continue offering internet services in Ontario and Quebec through internet wholesale, focusing on bundled offerings across our suite of mobile and home solutions. Our ongoing focus on fibre to the premises or home (FTTP/FTTH), and its superior characteristics as compared to cable, such as higher and symmetrical download and upload speeds and greater reliability, has allowed us to connect more than 3.4 million households and businesses in B.C., Alberta and Eastern Quebec as of December 31, 2024 to our fibre optic technology.

TELUS Corporation – Management’s discussion and analysis – 2024

While many Canadians still watch conventional TV, digital streaming platforms are playing an increasingly important role in the broadcasting industry and in the distribution of content. Popular online video services are providing Canadians with more choice about where, when and how to access video content. In 2024, Canadian IP TV providers expanded their combined subscriber base by an estimated 1% to 3.5 million, or 39% of market share, up compared to approximately 37% at the end of 2023, through wider network coverage, enhanced differentiated services and bundled offerings, and marketing and promotions focused on IP TV. We estimate that the three major cable-TV companies had approximately 4.5 million TV subscribers or a 50% market share at the end of 2024, unchanged compared to approximately 50% at the end of 2023.

In recent years, two of the largest Canadian cable-TV companies have launched new TV services based on the Comcast X1 TV platform – Rogers and Videotron. Our IP-based Optik TV platform continues to offer numerous service advantages compared to this cable platform, including: flexible pricing plans and packages available to all customers; picture clarity and quality; content depth and breadth, including multicultural and hard-to-find shows from abroad, as well as specialty options such as wellness and entertainment; the number of ways customers can access content, including wireless set-top boxes, Restart TV, higher-capacity PVR and the TELUS TV+ app, which offers more than twice as many live TV channels at home or on the go compared to the Western Canadian cable market. The TELUS PureFibre network was named the number one network for streaming Netflix for 17 consecutive months prior to the start of the COVID-19 pandemic (based on the Netflix ISP Speed Index rankings for Canadian providers released monthly, as of March 2020) and we are the only Canadian carrier to consistently achieve a number one ranking for each month from August 2020 to December 2024 for the newly revamped index. We continue to offer more on-demand content and more over-the-top (OTT) content with Netflix, YouTube, Prime Video (included in the Amazon Prime membership), Disney+, hayu and TED Talks, and we are the leader in multicultural content in Western Canada.

The national Canadian telecom providers continue to acquire and develop capabilities in home security and automation. We have advanced our commitment to leverage the power of technology in order to bring state-of-the-art convenience, control and safety into the lives, homes and businesses of more Canadians and become the leading provider of security and home automation services in Canada. Our differentiated security offerings also provide opportunities to offer attractive bundled solutions and advance our connected home strategy while accelerating our entry into the market for smart home and automation and physical and cybersecurity business solutions. In 2024, we launched our first energy management solution – SmartEnergy – the first of many new products that will leverage our SmartHome automation platform, allowing us to offer more value to customers while driving higher margins through higher product intensity. Our SmartHome Security, TELUS Secure Business, and Custom Building Solutions service offerings complement our industry-leading customer service and build on our strategy and commitment to leverage our world-leading wireless and PureFibre network in order to enhance connected home, business, security, IoT, cybersecurity, smart buildings and smart cities, as well as health and wellness services for our customers across Canada.

Canada’s three major cable-TV companies had an estimated combined base of approximately 2.5 million telephony subscribers at the end of 2024. This represents a national consumer market share of approximately 41%, unchanged compared to approximately 41% at the end of 2023. Telecommunications companies had an estimated combined total of 3.0 million telephony subscribers at the end of 2024, representing a market share of approximately 49%, unchanged compared to approximately 49% at the end of 2023. Technological substitution by mobile services continues to erode the number of residential voice subscribers and associated local and long distance revenues, as expected.

TELUS Health

In 2024, we continued to drive strong growth within our health business, complemented by the post-acquisition integration of LifeWorks, acquired in 2022, as well as our expansion into high-growth markets, including Americas, Europe, and Asia Pacific, and the ongoing adoption of our unique and innovative portfolio of health and well-being product and service offerings across the health ecosystem. Health services revenue increased by 4.3% to $1.8 billion in 2024. Demand for health and well-being services has never been higher, and TELUS Health is improving health outcomes and delivering better preventive health and wellness experiences for people worldwide. Employers are leading an evolution in health and wellness – from prevention to care delivery – that presents a significant global growth opportunity for our health business. We are simplifying our offerings for this market by bringing together employee and family assistance programs (EFAP) and mental health and well-being solutions, and supporting these offerings with continued digital enhancements, leveraging TELUS Digital. The digitization of everyday functions within the health ecosystem, combined with increased and pervasive broadband network connectivity, provides a unique opportunity to support the ongoing development and delivery of advanced health and wellness applications that will benefit Canadians and our global customers, to improve health and well-being outcomes. With these advanced applications and digital enhancements, TELUS Health is providing meaningful interventions that improve employee mental and physical well-being, through both physical and telemedicine solutions.

TELUS Corporation – Management’s discussion and analysis – 2024

TELUS Agriculture & Consumer Goods

TELUS Agriculture & Consumer Goods continued its momentum in 2024, through the acceleration of a number of key product and platform feature developments, including unlocking new revenue stream opportunities. The global agriculture industry and global food and non-food retail industry had market values of approximately US$13 trillion and US$12 trillion, respectively, in 2024. To meet the demands of a growing global population and changing preferences in developing nations, it is estimated that global food supplies will need to increase by as much as 70% over the next 30 years. Historically, we have seen the agriculture sector lag other sectors in adopting digital technology solutions. However, in response to the challenges posed by a growing population, food producers, consumer packaged goods companies, and retailers worldwide are now embracing innovative digital technologies to drive new efficiencies in production and consumption. By leveraging these new technologies, such as data analytics and automation, stakeholders in the food industry can achieve significant cost savings, optimize resource allocation, reduce production time and significantly reduce food waste. Moreover, these solutions have the potential to enhance the safety, quality, traceability and sustainability of the food we consume.

At TELUS Agriculture & Consumer Goods, we are committed to transforming the food supply value chain, from producer to consumer. Our focus is on providing our customers with access to data insights that can drive operational improvements and deliver tangible benefits. Our efforts are focused on three primary areas – software and business process solutions that target agriculture industry participants such as growers and agribusiness companies, software and consulting services that serve the animal agriculture industry with a primary focus on cattle, and software and data analytics services that serve food, beverage and consumer goods companies.

TELUS Digital

In 2024, TELUS Digital Experience officially transitioned from TELUS International to TELUS Digital, with the new name reflecting the company’s commitment to providing a digital-first experience across every service it delivers to clients. TELUS Digital continued to navigate a challenging operating environment, due to meaningful headwinds from the sustained global macroeconomic backdrop, notably higher interest rates for a longer period of time, resulting in clients’ restricting their IT budgets and keeping focus on cost-cutting. Despite these challenges, TELUS Digital continued to win business with both new and existing clients, achieving revenue stabilization in the second half of the year. Across its more than 650 global clients, TELUS Digital partners with major global and disruptive brands, crafting unique and enduring experiences for them, and creating future-focused digital transformations that stand the test of time. With exposure to an expanding variety of industry verticals, such as tech and games, communications and media, eCommerce and fintech, as well as more conventional sectors, such as healthcare, banking, financial services and insurance, TELUS Digital is positioned for continued diversification of its revenue sources that will support sustainable, long-term business success, leveraging TTech as a real-world lab for its digital innovations. TELUS Digital’s end-to-end capabilities address multiple client needs, including digital customer experience management and the digital transformation of IT and customer experience systems, as well as new and emerging client needs, such as trust and safety, AI data services and generative AI solutions in customer experience. The demand for AI data services historically has been driven by large technology companies; however, demand from other enterprises is growing as AI adoption increases and TELUS Digital is among the few vendors with end-to-end capabilities and deep expertise in customer experience to drive this adoption wave for its diverse set of clients. Fuel iX, TELUS Digital’s proprietary GenAI engine, helps enterprises advance their GenAI pilots to working prototypes and production at scale across multiple environments, applications, and clouds. In July 2024, TELUS Digital launched Fuel iX EX, an enterprise-safe GenAI employee assistant to support productivity, creativity and research, and the first application built on Fuel iX’s multimodal large language model engine.

9.2 Telecommunications industry general outlook and trends

Mobile products and services

Mobile growth continues to be driven by the ongoing increase in data usage and adoption, including: higher-value smartphones, unlimited data offerings, shared family data plans, IoT and M2M devices, as well as mobile access and related data services. These trends are expected to drive the growing demand for mobile data services for the foreseeable future, particularly as the industry continues to shift to 5G. Industry ARPU is expected to continue moderating, compared to periods prior to the COVID-19 pandemic. As a result of increased competitive intensity, the industry continues to see greater adoption of bring-your-own-device (BYOD) additions, resulting in increased switching activity between carriers. Furthermore, recent government objectives to slow immigration growth in Canada, including fewer international student permits, could impact future industry subscriber growth and may lead to increased competitive intensity.

TELUS Corporation – Management’s discussion and analysis – 2024

While LTE and LTE advanced (LTE-A) technologies increase download speeds, encourage data usage and enhance the customer experience, growth in data traffic poses challenges to mobile access technology. To better manage this data traffic, Canadian providers continue to evolve their networks and deploy spectrum to support the shift to 5G. Although the millimetre wave (mmWave) band is important for the expansion of 5G networks, Innovation, Science and Economic Development Canada (ISED) has not yet indicated when the mmWave spectrum auction will commence.

IoT technologies connect communications-enabled devices via wireless technologies, allowing them to exchange key information and share processes. Advanced platforms and networks are already in place in industries such as healthcare, utilities, agriculture, energy producers and fleet management, with deployment ongoing in other sectors, including municipalities, vehicle insurance, retail point-of-sale, and connected vehicles. These industries are adopting IoT solutions, combined with other applications, to digitally transform their operations and generate value from their connections. IoT presents a meaningful opportunity for growth in wireless connectivity, which can deliver services to customers more efficiently, at a higher level of security and productivity. IoT connectivity generally has a lower ARPU when sold as a stand-alone service, but supports both revenue and margin growth, since it often leads to the sale of IoT applications or other service offerings, enhancing customer account penetration with additional services. In 2024, we added 615,000 connected devices, bringing our connected device subscriber base to more than 3.7 million, up 20% from 2023.

5G now plays a leading global role in technology evolution and innovation. In Canada, 5G is supporting our social purpose and our efforts to further bridge the digital divide and connect rural Canadians. Our ongoing investments in 5G will also generate capital expenditure savings by allowing us to deliver high-speed mobile internet services in more rural areas, as well as improved cost savings and innovative services in industrial automation, transportation and telehealth. With its significantly faster speeds, lower latency, improved reliability and attractive economics, 5G will enable a host of new applications, including: for businesses, new opportunities for enhanced productivity, virtual work and profitability; for industries, remote operations, industrial control and automated manufacturing; for consumers, it will enable home automation, autonomous vehicles, and wireless-to-the-home connectivity with speeds comparable to fixed-access technologies; for healthcare, it will support converged solutions for hospitals, clinics and remote patient monitoring, and may support future medical procedures; and for agriculture and consumer goods, it will further drive autonomous farm equipment, precision agronomy, food traceability and real-time data insights. 5G is also essential to the future of a global digital economy, as well as the Canadian economy, and is expected to generate significant innovation, growth and productivity. As the 5G ecosystem evolves, it will move from a non-stand-alone core, based on the existing 4G LTE infrastructure, to a stand-alone core, which leverages cloud-based technology to enable new functionality with ultra-low latency and the capacity to support more connected devices. In 2024, we continued to see 5G stand-alone adoption around the world, including at TELUS, and functionality and 5G stand-alone adoption are expected to advance further in 2025.

Delivering a robust and reliable 5G experience for Canadians will require complementary spectrum bands – a portfolio of low, mid and high-band spectrum to meet the needs of a diverse subscriber base. Low-band spectrum, such as 600 MHz, covers wide areas and penetrates buildings effectively, thus improving coverage in urban and suburban areas. This low-band spectrum will play a vital role in bringing 5G to Canadians and as such, it is an important resource for Canada, as wireless operators build out 5G coverage in rural areas. High-band spectrum, such as mmWave, can deliver speeds up to 100 times faster than 600 MHz spectrum; however, it does not have the same coverage characteristics for penetrating buildings effectively or covering wide areas. This high-bandwidth spectrum and the associated faster connection speeds will help unlock new technologies, such as virtual and augmented reality, and enable a user experience similar to fibre for fixed-wireless access. Mid-band spectrum, such as the 3500 MHz and 3800 MHz bands, is important to the 5G ecosystem, as it balances both speed and coverage characteristics. This spectrum will be integral to low-latency communications services, including autonomous monitoring, fixed-wireless access and vehicle-to-everything communication. The 3500 MHz and 3800 MHz spectrum bands are globally recognized as key for 5G networks. All of the national carriers in Canada introduced 5G services in 2020, which then accelerated in the following years. This is expected to continue in the years ahead, as spectrum is auctioned and deployed and new 5G technologies are rolled out. See Section 9.4 Communications industry regulatory developments and proceedings for more information about upcoming spectrum auctions.

TELUS Corporation – Management’s discussion and analysis – 2024

Fixed products and services

The fixed telecommunications market is expected to remain very competitive in 2025. Although the consumer high-speed internet market is maturing, with a penetration rate of approximately 92% in Western Canada and 93% across Canada at the end of 2024, subscriber growth is expected to continue over the coming years. This strategic initiative underscores our commitment to providing industry-leading connectivity and comprehensive service options, driving customer growth and operational excellence while delivering extensive socio-economic benefits. Technology substitution, including the growth of mobile and voice-over-IP (VoIP) services, is expected to continue to replace higher-margin legacy voice revenues, while digital streaming services and other online content providers are expected to impact current linear TV services. In our incumbent operating areas of B.C. and Alberta, it is estimated that in 2024, 65% of households no longer had a fixed line and 40% of households no longer had linear TV service. We are an important provider of these substitution services and the decline in this legacy business is continuing as expected, although residential voice losses continued at a slower pace than earlier years, reflecting our success in bundling our home solutions and services. Our long-standing growth strategy remains focused on driving economically-accretive growth within our premium brands, and maintaining strong retention through bundling of mobile, data and IP-centric fixed capabilities.

The popularity of viewing TV and on-demand content anywhere, particularly on handheld devices, is expected to continue to grow as customers adopt services that enable them to view content on multiple screens. Streaming media providers continue to enhance OTT and direct-to-consumer (DTC) streaming services in order to compete for a share of viewership, as viewing habits and consumer demand evolve. Studies suggest that approximately 69% of Canadians subscribed to paid OTT video service subscriptions in Canada at the end of 2024.

Conventional TV content providers are monitoring OTT developments and adapting their content and market strategies to compete with these new offerings. We view OTT as an opportunity to add further capabilities to our linear and on-demand assets, providing customers with flexible options to choose the content they want and encouraging greater use of our high-speed internet and mobile services by those customers, while also limiting their frustration with the need to have multiple subscriptions. We continue to partner with, and offer services from, a wide range of OTT providers, with an increasing focus on customer self-install options that reduce our cost-to-serve. With our national offering of Stream+, our subscribers can enjoy their favourite shows and movies in the comfort of their home or on the go, powered by our award-winning mobile network.

Consistent with facilities-based competition, telecommunications companies continue to make significant capital investments in broadband networks, with a focus on FTTP, to maintain and enhance their ability to support advanced IP-based services and higher broadband speeds. Cable-TV companies continue to evolve their cable networks with DOCSIS-related bandwidth enhancements and node splitting. Although the platform increases speed in the near term and is cost-efficient, it does not offer the advanced capabilities of FTTP over the longer term, such as fast symmetrical upload and download speeds. 5G and other wireless access technologies allow us to target otherwise underserved areas with a fixed-wireless solution.

Our broadband investments, including the build-out of our FTTP broadband network and our IP-based Optik TV service, home security and automation and integrated bundled service offerings, which also encompass mobility, consumer healthcare, energy management and cybersecurity, continue to enhance our superior competitive position relative to our competitors. Our innovative and differentiated bundled offerings drive higher product intensity with our customers, as well as improved customer loyalty.

In the business market (public sector, commercial sector, and small and medium-sized businesses (SMB)), the convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape the competitive environment, with non-traditional providers increasingly blurring the lines of competition and business models. Cable-TV companies continue to make investments to better compete in the highly contested SMB space. Telecommunications companies like TELUS are providing network-centric managed applications that leverage their significant FTTP investments, while IT service providers are bundling network connectivity with their proprietary software-as-a-service (SaaS) offerings.

TELUS Corporation – Management’s discussion and analysis – 2024

The development of IP-based platforms providing combined IP voice, data and video solutions offers potential cost efficiencies that compensate, in part, for the loss of margins resulting from the migration from legacy to IP-based services. New opportunities exist for integrated solutions, as well as business process and IT outsourcing, that could have a greater business impact than legacy telecommunications services. Increasingly, businesses are looking to partner with their communications service provider to address their business objectives and challenges, and to tailor cloud-based solutions for their needs that leverage telecommunications in ways not imagined a decade ago. Cloud computing is changing service delivery to always-on and everything-as-a-service, and robust growth is expected in this area. We offer network-as-a-service (NaaS) capabilities for businesses with the option of an IT NaaS over the internet, mirrored across multiple locations, based on a self-serve platform that reduces deployment cycles and reliance on IT specialists. Heightened data security needs represent both a challenge and an opportunity. Our home and business security offerings are powered by our broadband network and integrate the latest smart devices to improve the lives and safety of Canadians.

As the industry adopts 5G technologies in the coming years, we expect to be operating on, and providing services over, a more converged network. The lines between fixed access and mobile access will continue to blur, as the way we deliver our services to customers – and the way our customers use those services – continues to evolve. As our broadband network continues to expand and 5G is further commercialized, we expect to benefit from the flexibility of being able to select the most efficient way to deliver services across our footprint.

TELUS Health

Through TELUS Health, we are leveraging our position as the leading end-to-end provider of digital health and well-being solutions to improve the accessibility, integration and effectiveness of our innovative health and wellness tools and applications across the primary and preventative care ecosystem. These solutions position TELUS Health for robust, sustainable domestic and international growth, offering virtual care applications, personal health records that allow self-management of healthcare data, electronic drug prescriptions with online insurance validation by the physician, and home health monitoring devices and data capture with caregiver oversight. Operating under TELUS Health Virtual Care, our national, employer-focused virtual care services provide patients with 24/7 bilingual and unlimited access to healthcare practitioners for the mental and physical care they need, anywhere in the country. The post-acquisition integration of LifeWorks, acquired in September 2022, significantly expands our capabilities in employer-focused healthcare and solidifies TELUS Health as a global leader in EFAP and data-driven preventative health, wellness, and mental health services, focused on a digital-first but not digital-only model of care. The integration allows TELUS Health to focus on building scale and our global profile, while improving health and well-being outcomes across our Canadian and global operations. The integration also leverages the advantages of our combined TTech and TELUS Digital capabilities and operational footprint to generate global cross-selling opportunities for an enhanced portfolio of TELUS Health product and service offerings.

Our virtual care solutions are transforming consumer access to healthcare, and their accelerated adoption has eased the pressures on the healthcare system. This robust growth in virtual care is expected to continue with an aging population in Canada, an increasing emphasis on chronic disease management, and the efficiency and effectiveness that technology can deliver. TELUS Health MyCare, with AI-powered functions like Symptom Checker, Monitor and Health Check, as well as enhanced videoconferencing capabilities and its Collaborative Health Record (CHR) to strengthen physician-patient relationships, is enabling Canadians to take more proactive care of their health, providing them with the care and information they need when it is convenient for them – a significant step forward from the current status quo in the evolution of Canada’s health system. Market developments and trends in 2024 have validated TELUS Health’s long-standing presence in the healthcare market and assumptions about its primary growth areas and path forward, reinforcing our focus on employee health and virtual care. In 2025 and beyond, aligned with our commitment to our social purpose, TELUS Health will leverage this suite of digital health tools, continuing to expand access to care and improve health outcomes for people around the world. The ongoing commercialization of 5G is expected to significantly extend our capabilities, as innovative new healthcare applications take advantage of higher speeds and lower latency.

TELUS Corporation – Management’s discussion and analysis – 2024

TELUS Agriculture & Consumer Goods

Through our TELUS Agriculture & Consumer Goods business, we are positioning ourselves to become a major global player in the promising and rapidly growing agriculture technology market. We continue to advance our scaling strategy through both organic and inorganic means to achieve meaningful and sustainable growth. TELUS Agriculture & Consumer Goods is committed to delivering the best possible producer-to-consumer outcomes by generating and sharing digital insights that empower and connect our clients around the world, enabling them to improve the quality, safety, distribution and sustainability of food and consumer goods, while reducing food waste, today and in the future. We also offer digital tools that can deliver actionable, integrated solutions for a complex and fragmented supply chain, with excellent data monetization capabilities. We have established meaningful digital technology and data insight positions in key businesses across the agriculture, food and consumer goods value chain: (i) agriculture, through agribusiness, which enables the flow of data between manufacturers of farm machinery, seed and chemical suppliers, distributors, retailers and farms; and through animal agriculture, which supports the safe and efficient development of protein sources with technology and consultative expertise; and (ii) consumer goods, through trade promotion solutions for consumer packaged goods companies; and through solutions that enable food, beverage and consumer goods traceability from producer to consumer. We offer leading software solutions across the value chain, addressing complex data management challenges and data silos to digitally transform, protect and optimize the global food system by improving the production, transportation, quality and safety of our food and consumer goods.

TELUS Digital

Since its inception 20 years ago, TELUS Digital has grown exponentially in size, scope and geographic diversity to deliver digital customer experience solutions for clients from delivery centres in North America, Central America, Europe, Africa and Asia-Pacific. For several years, TELUS Digital has been adding significant scale and diversity across multiple capabilities, including: providing higher-value-added business services focused on customer experience processes, such as contact centre outsourcing, customer experience management services and Fuel iX, our enterprise AI platform that enables the development and management of AI applications; trust, safety and security solutions to help companies maintain a safe environment for their customers and employees, covering areas such as social media and content moderation, channel and community management, user safety, identification verification and fraud detection; data annotation, large language models training and development and AI applications solutions designed to address the growing demand for AI-powered solutions across various industries; and providing end-to-end solutions supporting comprehensive digital transformation, including AI bots, applications, websites and enterprise service, cloud contact centre solutions, cloud services, IT service desk, managed IT services, robotic process automation solutions and enterprise platform deployments such as Adobe, Salesforce, and others. Through its AI Data Solutions line of service, TELUS Digital is helping clients test and improve machine learning through a global AI community of over one million contributors across more than 500 languages and dialects, advancing TELUS Digital’s strategy to further enhance customer experiences. In 2024, TELUS Digital launched Fuel iX EX, an enterprise-safe GenAI solution for employee productivity and knowledge search and the first public launch of an application built on TELUS Digital’s Fuel iX GenAI engine. As at December 31, 2024, TELUS Digital’s over 78,000 highly engaged team members support its clients from 67 delivery locations and global operations across 31 countries. Over the long term, TELUS Digital is well-positioned to continue growing and diversifying its global base of more than 650 clients, and as technology continues to rapidly transform the global economy, demand for digital transformation and differentiated customer experience management solutions will continue to evolve and grow.

9.3 TELUS assumptions for 2025

In 2025, we expect growth in EBITDA to be driven by the ongoing demand for data across our mobile and fixed products and services; continued growth from our health, agriculture and consumer goods and B2B products and services; investments in new and innovative products and services designed to meet evolving customer needs and create additional revenue streams; ongoing expansion of our leading fibre broadband network, growing 5G deployment and monetization of core assets; our strategic initiatives to support operational simplicity and efficiency; and our constant focus on an enhanced customer experience across our business operations, with the objective of simplifying our customers’ interactions with us while reducing our overall cost structure. TELUS Digital plays a key role in driving transformation, leveraging leading technologies to provide personalized, seamless customer experiences across all channels, helping us meet the growing expectations for faster and more efficient service.

TELUS Corporation – Management’s discussion and analysis – 2024

Our assumptions are generally based on industry analysis, including our estimates regarding economic and telecom industry growth, as well as our 2024 results and trends discussed in Section 5.

Our 2025 key assumptions include the following:

●	For our estimated economic growth rates, inflation rates, annual unemployment rates and annual rates of housing starts on an unadjusted basis, see Section 1.2.
●	Decelerated growth observed in immigration in the latter half of 2024 has slowed our ability to grow our subscriber base more than anticipated and may continue into 2025. See Section 1.2.
●	No announced material adverse regulatory rulings or government actions against TELUS.
●	Participation in ISED’s auction in the mmWave band, if the auction commences in 2025.
●	Impacts on our international operations from the global macroeconomic environment and its effect on other national and local economies, as well as continued exchange rate volatility, which may have an impact on our outlook. Canadian dollar to U.S. dollar average exchange rate of C$1.40: US$1.00 (2024 actual – C$1.37: US$1:00); U.S. dollar to European euro average exchange rate of US$1.04: €1.00 (2024 actual – US$1.08: €1.00).
●	The potential imposition of U.S. trade tariffs may adversely impact the greater macroeconomic environment, our operations, and supply chain economics, including through foreign exchange and interest rate volatility, increased equipment costs and impacts on cross-border partnerships, which may lead to a reduction in long-term economic growth in the regions in which we operate.
●	Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend.
●	Continued intense mobile products and services competition and fixed products and services competition in both consumer and business markets.
●	Continued increase in mobile phone industry penetration in the Canadian market.
●	Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers seek more mobile connectivity to the internet at faster speeds.
●	Mobile products and services revenue growth resulting from improvements in subscriber loading, with continued competitive pressure on blended ARPU.
●	Continued pressure on mobile products and services acquisition and retention expenses, arising from gross loading and customer renewal volumes, competitive intensity and changes in customer preferences, resulting in the effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing being a net cash outflow of approximately $150 million to $250 million (2024 actual – $201 million net cash outflow). Continued connected devices growth, as our IoT offerings diversify and expand.
●	Continued growth in fixed products and services data revenue, reflecting an increase in internet, TV and security subscribers, speed upgrades, rate plans with larger data buckets or unlimited data usage, and expansion of our broadband infrastructure, healthcare solutions, agriculture and consumer goods solutions and home and business security offerings.
●	Continued erosion of residential voice revenue as a result of technological substitution and greater use of inclusive long distance.
●	Continued growth of health services revenue and expansion of our diverse portfolio of services through business acquisitions. We anticipate being able to generate cross-selling opportunities between our business units and rising customer demand for digital health solutions, preventative and precision health services, and growth in employer offerings as more employers provide benefits to their team members. We expect this growth to be partially offset by higher operating costs associated with growth related to scaling our digital health offerings, with a focus on deploying value-added services effectively and optimizing efficiency.

TELUS Corporation – Management’s discussion and analysis – 2024

●	Continued expansion of our agriculture and consumer goods services business through business acquisitions and organic growth.
●	Continued scaling of growth and profitability in TELUS Digital supported by our differentiated digital customer experience solutions and continued optimization of the cost structure, enabled by automation and generative AI solutions and investments in sales capacity and capabilities to expand engagement with existing and new clients.
●	Continuation of our digitization efforts to simplify the many ways our customers do business with us, introduce new products and services, respond to customer and market needs, and provide highly reliable service.
●	Employee defined benefit pension plans: current service costs of approximately $59 million recorded in Employee benefits expense, $3 million recorded in Employee benefits expense for past service costs and interest expense of approximately $11 million recorded in Financing costs; a rate of 4.65% for discounting the obligation and a rate of 4.80% for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $20 million.
●	Restructuring and other costs of approximately $400 million (2024 actual – $493 million) for ongoing operational effectiveness initiatives, with margin enhancement initiatives to mitigate pressures related to intense competition, technological substitution, repricing of our services, rising costs of subscriber growth and retention, and integration costs associated with business acquisitions. We expect total cash restructuring and other disbursements of approximately $500 million in 2025.
●	Depreciation and Amortization of intangible assets of approximately $4.0 billion to $4.2 billion (2024 actual – $4.0 billion).
●	Net cash Interest paid of approximately $1.3 billion to $1.4 billion (2024 actual – $1.3 billion).
●	Income taxes computed at an applicable statutory rate of 24.5 to 25.1% and cash income tax payments of approximately $500 million to $580 million (2024 actual – $358 million).

Our 2025 outlook is forward-looking information that is based on these assumptions and is subject to inherent risks and uncertainties. These assumptions may ultimately prove to have been inaccurate. Events or our actual results may differ materially from expectations expressed in, or implied by, this outlook due to these assumptions having been incorrect, or as a result of risks such as those described in detail in Section 10 Risks and risk management.

9.4 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), ISED, Canadian Heritage and the Competition Bureau.

The operations of our health business are also subject to various federal and provincial health laws and regulations, as well as policies, guidelines and directives issued by regulatory and administrative bodies. See Section 10.3 Regulatory matters.

The following is a summary of certain significant communications industry regulatory developments and proceedings that are relevant to our telecommunications and broadcasting business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material for us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 Regulatory matters.

TELUS Corporation – Management’s discussion and analysis – 2024

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions that may attach to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

Mobile spectrum licence fee framework

On November 29, 2024, ISED released Consultation on a Fee Framework and Amendments to Conditions of Licence for Certain Spectrum Licences Used to Provide Commercial Mobile Services Below 10 GHz, which would apply to spectrum licences issued outside of an auction process or auctioned licences renewed beyond their initial term. There are a number of spectrum bands currently without associated fees, but we have expected that at some point, these bands would be added into the annual fee structure. The ISED proposed framework would go into effect in March 2026. Depending upon how ISED finalizes its framework, there could be adjustments in the amount that we pay for spectrum fees.

Spectrum transfer moratorium and review of the spectrum transfer framework

On March 31, 2023, the Minister of Innovation, Science and Industry announced a moratorium on high-impact transfers of spectrum licences in commercial mobile bands. “High-impact” transfers are those that would have a significant effect on the ability of telecommunications service providers to offer wireless services in Canada. The Minister also directed ISED to launch a comprehensive review of Canada’s spectrum transfer framework, with the moratorium expiring once a new framework comes into effect. No details were released about when the framework review would take place or when a new framework will be implemented. There is a risk that this moratorium could have a material impact on us depending on how long it remains in place.

Millimetre wave (mmWave) spectrum auction to support 5G

On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of mmWave spectrum for mobile use. On June 6, 2022, ISED issued its Consultation on a Policy and Licensing Framework for Spectrum in the 26, 28 and 38 GHz bands, which is the first step in setting the auction framework rules, including competitive measures for these mmWave bands. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave spectrum. ISED has not indicated when the mmWave auction will commence.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. A number of key proceedings are discussed below.

Review of the wholesale high-speed access service framework

On August 13, 2024, the CRTC issued Telecom Regulatory Policy CRTC 2024-180 (TRP 2024-180), Competition in Canada’s Internet service markets. TRP 2024-180 is the CRTC’s final decision further to its consultation on the wholesale high-speed access framework in Canada, which has been ongoing since March 2023. In the March 2023 consultation document, the CRTC sought comment on a number of issues, including whether wholesale access to fibre-to-the-premises (FTTP) service should be offered on an aggregated basis and whether any further regulation, including retail regulation, is warranted.

TELUS Corporation – Management’s discussion and analysis – 2024

In November 2023, the CRTC issued an interim decision imposing an interim wholesale mandate pending the final disposition of the proceeding. The interim order requires Bell to provide aggregated wholesale FTTP access in its incumbent Ontario and Quebec serving territories and requires us to provide the same service in our incumbent serving territory in Quebec. The CRTC did not make any similar order with respect to our incumbent serving territories in British Columbia or Alberta. Bell sought leave to appeal the interim order to the Federal Court of Appeal and a stay of the interim order pending the disposition of its leave application and appeal. Bell has also brought a petition to Cabinet to rescind the interim order and has sought alternative relief that would apply the decision nationwide and could exclude larger carriers from accessing the mandated service. In February 2024, the Federal Court of Appeal allowed Bell’s application for leave to appeal but dismissed its application for a stay. Bell later discontinued its appeal on August 28, 2024. On November 6, 2024, further to Bell’s petition, Cabinet issued an Order in Council directing the CRTC to reconsider within 90 days whether TELUS, Bell, and Rogers should be prohibited from using the interim mandated service in Ontario and Quebec. The order relates only to the interim decision, and does not directly affect the CRTC’s final decision in this matter. On February 3, 2025, the CRTC issued Telecom Decision CRTC 2025-39, in which it stated that it had reconsidered this issue but determined not to vary its original decision. We have also brought an application for judicial review of the Order in Council, which remains pending before the Federal Court.

In TRP 2024-180, the CRTC ruled that TELUS, Bell, and SaskTel must provide aggregated wholesale access to their FTTP networks, effective February 13, 2025. The interim order will remain in effect until that date. As a result, all companies, including TELUS, will now be permitted to obtain wholesale FTTP access effective February 13, 2025, with two notable restrictions. First, incumbent telephone and cable companies will not be able to access the wholesale framework within their traditional wireline serving territories, but may access it outside those territories. Second, any new FTTP deployed by TELUS, Bell or SaskTel after August 13, 2024 will not be eligible for wholesale access until August 13, 2029. On October 25, 2024, the CRTC set out interim rates for the wholesale aggregated FTTP service. The rates will remain in effect until the CRTC completes its cost study analysis and publishes final rates, likely at some point in 2025.

On September 12, 2024, SaskTel brought two court challenges to TRP 2024-180: an application for leave to appeal the decision pursuant to the Telecommunications Act, and an application for judicial review pursuant to the Federal Courts Act. The judicial review is being held in abeyance pending the disposition of the motion for leave to appeal.

On October 29, 2024, we filed an application to the CRTC requesting an extension to the implementation of wholesale FTTP access in our B.C. and Alberta ILEC territories until June 13, 2025. We are seeking this four-month extension to ensure that we have sufficient time to complete the system requirements for wholesale FTTP access. On January 31, 2025, the CRTC declined to grant this extension, but advised that we may operate a manual system during the period of February 13, 2025 to June 13, 2025, and that putative customers could determine whether to proceed on the basis of this manual system or wait for us to implement an automated solution.

In November 2024, multiple parties brought applications to the CRTC to review and vary TRP 2024-180. Among other things, the applications ask the CRTC to prohibit TELUS, Bell and Rogers from accessing wholesale FTTP service pursuant to TRP 2024-180. The CRTC has set a schedule for submissions that will conclude in February 2025, with a decision expected by the summer. We are participating in this consultation.

Review of mobile wireless services

On April 15, 2021, the CRTC released its decision in the Wireless Regulatory Framework Review. The CRTC determined that TELUS, Bell, Rogers and SaskTel must provide wholesale mobile virtual network operator (MVNO) access to facilities-based regional wireless providers in areas where those providers hold a mobile wireless spectrum licence. MVNO access is based on commercially negotiated rates and will be phased out after seven years. TELUS, Bell, Rogers and SaskTel each filed tariffs containing proposed MVNO terms and conditions and the Commission granted final tariff approval in Telecom Order 2023-133. TELUS, Bell, Rogers and SaskTel now have the MVNO service operational and available for use.

TELUS Corporation – Management’s discussion and analysis – 2024

We appealed two determinations from the Wireless Regulatory Framework Review decision to the Federal Court of Appeal: (i) the requirement for the national mobile carriers, including us, to offer seamless roaming as an additional condition under which the existing mandated wholesale roaming service must be offered; and (ii) the ruling that sections 43 and 44 of the Telecommunications Act do not provide the CRTC with jurisdiction to adjudicate disputes involving mobile wireless transmission facilities. The appeal was heard in December 2022 and was dismissed on April 13, 2023. In December 2023, the Supreme Court of Canada granted us leave to appeal the issue of CRTC jurisdiction over mobile wireless transmission facilities. The matter was heard on October 16, 2024 and is under reserve.

Amendment of the CRTC MVNO mandate to include additional retail market segments

On October 9, 2024, the CRTC issued Telecom Decision CRTC 2024-238, Facilities-based wholesale mobile virtual network operator (MVNO) access tariffs – Expanding the scope to include enterprise and Internet of Things customers. This decision follows a proceeding held in 2023. In the decision, the CRTC amended existing regulations to allow regional wireless carriers to use wholesale MVNO access to serve enterprise and IoT customers. The decision does not affect existing wholesale MVNO access agreements and final offer arbitration decisions, which will remain in effect. Rather, regional wireless carriers are now permitted to seek to negotiate an amendment to existing agreements or to negotiate separate agreements should they wish to do so, to include enterprise and IoT segments. Until and unless we sign any such agreements, it is too early to determine the impact of this decision on us.

Amendments to the Telecommunications Act

In June 2024, Parliament passed Bill C-69, the Budget Implementation Act, 2024, No. 1. The Bill makes a number of amendments to the Telecommunications Act, including requirements for providers to offer a self-service option to modify or cancel plans and to provide certain notices in advance of contract expiry. The Bill also prohibits providers from charging activation fees or certain other fees and requires the CRTC to set out details on how providers should comply with these amendments. While the Bill is now law, these provisions will only come into force at a later date, to be fixed by the Governor in Council. In November 2024, the CRTC issued Notices of Consultation CRTC 2024-293, 2024-294, and 2024-295, through which it will create regulatory frameworks to implement these amendments. The CRTC will entertain submissions in February and March 2025.

Parliament also passed Bill C-288, a private member’s bill, which amended the Telecommunications Act to require Canadian carriers to make certain information available in respect of the fixed broadband services that they offer, and obligates the CRTC to hold a public hearing to determine how carriers should comply with these amendments. In December 2024, the CRTC issued Notice of Consultation CRTC 2024-318, through which it will create the regulatory framework to implement these amendments. As required by the amendments, the CRTC will also hold a public hearing, presently scheduled for June 2025.

Until the CRTC issues determinations to set out the compliance requirements under these amendments, it is too early to determine their impact on us.

Review of domestic wholesale roaming rates and rate-setting approach

On May 19, 2022, Bragg Communications Inc., Cogeco Communications Inc., Videotron Ltd., Xplornet Communications Inc. and Xplore Mobile Inc. filed a joint application to the CRTC seeking a review of the tariffed rates currently charged by TELUS, Bell and Rogers for domestic wholesale roaming, claiming that the current rates are no longer just and reasonable. The CRTC rendered its decision on October 7, 2024. In its decision, the CRTC moved away from the existing tariffed domestic roaming rates, and instead mandated parties to set rates using commercial negotiation with final offer arbitration. The CRTC directed carriers to negotiate in good faith and conclude negotiations within 60 days of the submission of a wholesale roaming request by a regional carrier. The CRTC also permitted and encouraged regional carriers to negotiate as a group. The CRTC stated that it will publish certain rate benchmarks on an annual basis, including the weighted average retail revenue per gigabyte of data in Canada. Until we negotiate new agreements with regional carriers, it is too early to determine the impact of this decision on us.

In addition, the CRTC released Telecom Notice of Consultation CRTC 2024-235, where it set out a preliminary view that each of TELUS and Bell should be required to provide roaming access for their full national footprint areas for regional wireless carriers. This would mean, for example, that TELUS would be required to provide domestic roaming in the geographic areas where Bell is responsible for the radio access network, and vice versa. We filed our intervention in this proceeding on November 6, 2024, setting out why we disagree with the CRTC’s preliminary view, and our reply to interventions received was filed on November 18, 2024. Until the CRTC makes a determination in this proceeding, it is too early to determine its impact on us.

TELUS Corporation – Management’s discussion and analysis – 2024

Review of international roaming options

On October 7, 2024, the CRTC sent a letter to TELUS, Bell and Rogers stating that it had conducted a review of roaming fees that Canadians pay when travelling internationally. The letter states that the CRTC found that Canadians lack choice when traveling internationally and that roaming rates are too high. The CRTC directed TELUS, Bell and Rogers to report back to the CRTC on November 4, 2024, on the steps they are taking to address the CRTC’s concerns. The letter states that if the CRTC finds that sufficient action is not taken, it will launch a formal public proceeding. Accordingly, TELUS, Bell and Rogers, responded to the CRTC on November 4, 2024. Unless and until the CRTC launches and completes a formal public proceeding, it is too early to determine the effect of this Commission correspondence on us.

New draft cybersecurity legislation

On June 14, 2022, the federal government introduced Bill C-26, An Act respecting cyber security, amending the Telecommunications Act and making consequential amendments to other Acts. The legislation would amend the Telecommunications Act, among other things, to allow the Governor in Council to prohibit telecommunications service providers from using equipment from designated companies in their networks. In practice, this will allow the federal government to ban the use of Huawei and ZTE equipment in our network and impose penalties for non-compliance. The Minister of Innovation, Science and Industry stated that the government intends to use its powers under Bill C-26, if passed, to, among other things, require the removal of existing Huawei and ZTE 5G equipment. The legislation would also create a new statute, the Critical Cyber Systems Protection Act (CCSPA). The CCSPA would require designated federally regulated corporations to maintain cybersecurity plans, impose reporting requirements and impose penalties for non-compliance. Bill C-26 received third reading in the Senate on December 5, 2024, but was terminated while awaiting the House of Commons’ consent to Senate amendments when the Governor General prorogued Parliament on January 6, 2025. The House of Commons may choose to restore Bill C-26 in the next session of Parliament. If we are ultimately subject to an order requiring us to remove a significant amount of equipment from our network, the effect could be material.

Government of Canada and CRTC activities to improve Canadian network resiliency

On February 22, 2023, the CRTC issued Call for comments – Development of a regulatory framework to improve network reliability and resiliency – Mandatory notification and reporting about major telecommunications service outages, Telecom Notice of Consultation CRTC 2023-39, in which it sought comments on a notification and reporting regime for major service outages. In addition, the Commission mandated the implementation of an interim notification and reporting regime for major service outages while the consultation is ongoing. We implemented the interim regime on March 8, 2023 and are participating in the consultation. ISED is also conducting further steps via the Canadian Security Telecommunications Advisory Committee (CSTAC) to examine network resiliency. We continue to participate in all follow-up initiatives as required. It is too early to determine if these initiatives will have a material impact until they are concluded.

Nova Scotia 911 legislation

In November 2022, Nova Scotia passed amendments to the Emergency 911 Act and the Emergency Management Act that, among other things, require telecommunications service providers to take certain actions to prevent certain outages, to inform stakeholders, and to refund customers in the case of certain outages. These amendments have received royal assent but have not been proclaimed into force. Most of the obligations of telecommunications service providers are to be set out in regulations, which have yet to be made by the Governor in Council. Until the regulations are made, it is too early to determine the impact of this legislation on us.

CRTC proceeding regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada

On December 10, 2019, the CRTC issued Call for comments regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada, Telecom Notice of Consultation CRTC 2019-406. In this proceeding, the CRTC sought comments on barriers that service providers and communities face in building new facilities, or interconnecting to or accessing existing facilities, and in extending networks into underserved areas in order to offer universal service objective-level services. The CRTC has specifically identified access to affordable transport services and efficient use of support structures as potential barriers. Issues related to support structures were addressed in a separate proceeding, and a decision on transport services remains outstanding. The record of the proceeding is now closed. It is too early to determine the impact of the proceeding on us.

TELUS Corporation – Management’s discussion and analysis – 2024

Implementation of next-generation 9-1-1 service

On June 14, 2021, the CRTC issued Telecom Decision CRTC 2021-199, Establishment of new deadlines for Canada’s transition to next-generation 9-1-1 (NG9-1-1), where the CRTC stipulated revised implementation for NG9-1-1 service in Canada. Consistent with the CRTC’s requirements, we are now transiting live NG9-1-1 traffic over our NG9-1-1 network, but full implementation of NG9-1-1 in our NG9-1-1 territory is contingent on interconnections with 9-1-1 call centres and such implementation is dependent upon local government authorities. On January 9, 2024, the national associations of Chiefs of Police, Fire Chiefs and Paramedic Chiefs filed an application seeking an extension to the NG9-1-1 implementation dates, from March 2025 to March 2026. TELUS and Bell supported the request. The outcome of this process is not expected to have a material impact on us as we continue our work to fully implement NG9-1-1.

On October 4, 2023, a group of public safety answering points (PSAPs), the entities that receive 9-1-1 calls and dispatch emergency services, filed an application to the CRTC asking that NG9-1-1 network providers, including us, make available a NG9-1-1 network testing environment for PSAPs. TELUS, Bell and Rogers opposed this application and are awaiting a Commission decision. The outcome of this application is not expected to be material and will not affect our ability to meet our regulatory mandate to implement NG9-1-1.

Development of a network-level blocking framework to limit botnet traffic

On June 23, 2022, the CRTC released Development of a network-level blocking framework to limit botnet traffic and strengthen Canadians’ online safety, Compliance and Enforcement and Telecom Decision CRTC 2022-170. The technical working group, the CRTC Interconnection Steering Committee, has examined the issue and filed a report about how internet service providers (ISPs) can implement network blocking of malicious botnet traffic. A Commission decision on that report is pending. The outcome is not expected to be material.

Federal private sector privacy bill proposes to repeal and replace the Personal Information Protection and Electronic Documents Act

The Digital Charter Implementation Act, 2022 (Bill C-27) proposes to enact the Consumer Privacy Protection Act (replacing the existing private sector privacy legislation and implementing new consumer privacy rights, enhanced enforcement powers and a private right of action), the Personal Information and Data Protection Tribunal Act (a new adjudicative body to provide independent oversight on enforcement activities by the regulator) and the Artificial Intelligence and Data Act (a new regulatory regime for the use of AI in the private sector, supported by extensive enforcement powers). Bill C-27 was before the INDU Committee of the House of Commons but was terminated when the Governor General prorogued Parliament on January 6, 2025. The House of Commons may choose to restore Bill C-27 in the next session of Parliament. If Bill C-27 or similar successor legislation is not passed by Parliament in the near future, there is a risk that provincial privacy regulators, other regulators and courts may become more active in regulating privacy and AI in the future, which may create a more fragmented and challenging operating environment.

Amendments to Quebec’s public and private sector privacy law

On September 22, 2021, the Quebec National Assembly passed An Act to modernize legislative provisions as regards the protection of personal information, which received assent the same day. Extensive new requirements governing the collection, use and disclosure of the personal information of individuals in Quebec have been phased in over three years. The Act creates a new enforcement regime with significant criminal fines and administrative monetary penalties for certain infractions and a private right of action with minimum statutory punitive damages.

Federal and provincial privacy regulators investigate OpenAI

On May 25, 2023, the privacy authorities for Canada, British Columbia, Alberta and Quebec announced a joint investigation of OpenAI, the company behind artificial intelligence (AI)-powered chatbot ChatGPT. The wide-ranging investigation will examine whether OpenAI obtained valid and meaningful consent for the collection, use and disclosure of the personal information of individuals using ChatGPT; its obligations with respect to openness and transparency; and whether it collected, used and/or disclosed personal information for purposes that a reasonable person would consider appropriate. The findings of this investigation could materially impact our use of AI.

TELUS Corporation – Management’s discussion and analysis – 2024

CRTC review of telecommunications services to the Far North

On November 2, 2020, the CRTC initiated the first phase of a review of its regulatory framework for Northwestel Inc. and the state of telecommunications services in Canada’s North in Telecom Notice of Consultation CRTC 2020-367. On January 20, 2021, a number of interveners proposed large subsidy increases to Northwestel and other companies providing service in Canada’s North. On June 8, 2022, the CRTC released Telecom Notice of Consultation CRTC 2022-147, initiating the second phase of this review, leaving open the potential for subsidy increases. A hearing was held in Whitehorse, Yukon, from April 17 to 21, 2023. Since then, the CRTC has issued some requests for information that suggested a subsidy of up to $55 million per year (of which we would pay approximately 25%) be created, and we have transferred incumbency in Atlin, British Columbia to Northwestel (along with associated obligations). The proceeding is now closed and we await the CRTC’s decision.

Consultation regarding small cell access to wireline support structures

The CRTC has initiated a proceeding, Telecom Notice of Consultation CRTC 2024-25, Call for comments – Attachment of wireless facilities on support structures owned or controlled by incumbent local exchange carriers (ILEC), in order to examine the issues surrounding potential placement of wireless facilities on ILEC-owned or -controlled support structures. The consultation includes a consideration of the technical and operational challenges associated with such attachments, as well as CRTC jurisdiction in this area. Comments were submitted on April 5, 2024, and our reply to interventions received was filed on May 6, 2024. Until the CRTC issues a determination in this proceeding, it is too early to determine its impact on us.

Proceeding regarding support structure relocation compensation

On January 16, 2023, we filed a proposed revision to our support structure tariff that allows support structure licensees to negotiate relocation terms and compensation directly with the party forcing the relocation, pursuant to the CRTC’s direction in Telecom Decision CRTC 2022-311, Rogers Communications Canada Inc. and Shaw Cablesystems G.P. – Application regarding compensation for transmission line relocation in British Columbia. Concurrent with the tariff application proceeding, which included requests for information and replies to interventions, on February 28, 2023, British Columbia’s Ministry of Transportation and Infrastructure (MOTI) filed an application with the CRTC to stay the Commission’s directives in the decision, as well as to review and rescind or vary the decision. We responded on March 30, 2023, asking the Commission to dismiss MOTI’s review and vary application (R&V) and on May 16, 2023, the Commission denied MOTI’s request for a stay of the directives but had yet to conclude on the R&V. On June 5, 2024, the CRTC released Telecom Order 2024-122, directing us to file, within 30 days, a proposal to compensate attaching carriers through our Support Structure Tariff. The CRTC also imposed an interim compensation formula effective June 5, 2024, requiring us to compensate attachers by dividing any compensation that we receive from public authorities by the total number of attachers. On July 5, 2024, as directed by the CRTC, we filed a tariff application proposing a formula to compensate attaching carriers. If approved, it is expected that the impact will be limited in practice, as it is only applicable when we receive compensation from a public authority requesting a relocation of TELUS-owned poles. Interventions on our tariff application were received on August 8, 2024 and we submitted reply comments on August 19, 2024. On September 12, 2024, the CRTC issued requests for information (RFI) and we filed responses on September 26, 2024. Parties had until October 3, 2024 to file reply comments to our RFI responses and we are now awaiting a Commission decision on the tariff application. On September 19, 2024, the CRTC also officially closed MOTI’s request to review and vary Telecom Order 2022-311, since it had not heard from MOTI if it wished to have the CRTC still consider its application.

Legislation to ban the use of replacement workers during strikes and lockouts

In November 2023, the federal government introduced Bill C-58, which would establish greater limitations on employers in federally regulated industries from using replacement workers during work stoppages related to collective bargaining. Bill C-58 received royal assent in June 2024 but will not come into force until June 2025, at which point it may affect how we continue to provide our services during strikes or lockouts, subject to the applicability of exceptions and limitations provided in the law.

TELUS Corporation – Management’s discussion and analysis – 2024

Broadcasting and content-related issues

Regulatory plan to modernize Canada’s broadcasting system

Parliament amended the Broadcasting Act in April 2023 to include online streaming services, and as a response, the CRTC has begun to update its regulatory framework through a multi-phase consultation process and has issued its first decisions on this matter. In September 2023, the CRTC determined that the large streaming companies, as well as traditional broadcasting undertakings like TELUS, must register their online services with the CRTC. In March 2024, the CRTC issued a decision requiring online streaming services to pay a portion of the broadcasting fees collected from the industry to cover the CRTC’s operational expenditures. Because the regulations expand the pool of payors, we can expect our share of overall contributions to decrease. Most recently, on June 4, 2024, the CRTC determined that online undertakings that are not affiliated with traditional Canadian broadcasting undertakings (generally the large streaming companies) will be required to contribute 5% of their Canadian revenues to support the domestic broadcasting system. Online streaming services operated by TELUS and other traditional Canadian services are not subject to this requirement.

In November 2024, the CRTC launched a consultation to modernize the definition of Canadian content for television and online programming, and to review the contribution framework that will support the creation of Canadian content. The schedule for the remainder of the framework review contemplates a consultation and hearing on structural relationships (including in respect of online streaming) set to launch in the first quarter of 2025. The CRTC also expects to launch consultations to finalize the contributions that online streaming services and traditional broadcasters will have to make to support Canadian and Indigenous content by late 2025.

Review of the Copyright Act and consultations on copyright reform to address specific issues

The Copyright Act’s last statutorily mandated review was launched in 2017 and resulted in reports from the Standing Committee on Industry, Science and Technology and the Standing Committee on Canadian Heritage being presented to the House of Commons in the summer of 2019. The parliamentary review led to further government consultations launched in 2021 and 2023 to explore specific issues raised during the review, such as how to modernize the copyright framework for online intermediary liability, AI and IoT. The timeline for potential changes to the Copyright Act is uncertain, although the next statutorily mandated review was supposed to be launched in 2022. It is unclear whether and how this might impact the timeline for comprehensive copyright reform legislation or whether such a copyright reform legislation will have a material impact on us. In the meantime, the federal government has made smaller changes to the Copyright Act, such as the inclusion in the 2022 budget of proposed amendments to extend the term of copyright by 20 years, which was required to satisfy Canada’s obligations under the Canada-United States-Mexico Agreement.

Consultation on the government’s proposed approach to address harmful content online

On July 29, 2021, the government launched a consultation on its proposed approach to address harmful content online. The government’s proposals largely target social media and content platforms, but a few proposals would also have impacted ISPs. Accordingly, we participated in this consultation and filed joint comments with other ISPs on September 25, 2021. Among other things, the joint comments advocated that the legal framework for addressing harmful online content should not create undue obligations or liability for telecommunications carriers, and that requirements to block access to content online or to provide subscriber information should continue to require judicial orders. In March 2022, the government established an expert advisory group on online safety, with a mandate to provide the Minister of Canadian Heritage with advice on how to design the legislative and regulatory framework to address harmful content online and how to best incorporate the feedback received during the national consultation held from July to September 2021. Following the publication of the group’s report, the government conducted further consultations with stakeholder groups regarding the advice it received from the expert advisory group. On February 26, 2024, the government introduced a bill in Parliament, which, if passed, will create a new Online Harms Act, and amend the Criminal Code, the Human Rights Act and existing child pornography reporting legislation. Among other things, the legislation would require large social media providers to integrate safer design features and remove offending content, and would establish a new regulator to administer the legislation and an ombudsperson to address public concerns. The legislation would not hold ISPs liable for merely providing the service used to access the content in question. Until the bill is passed in its final form, it is too early to assess its impact upon us.

TELUS Corporation – Management’s discussion and analysis – 2024

10.    Risks and risk management

10.1 Overview

Risk arises from uncertainty around events, actions and our business activities that may have a negative impact on the achievement of our objectives and goals, but may also give rise to opportunities for growth. Risk oversight and management processes are integral to our risk governance and strategic planning practices.

Risk governance, oversight and culture

We have in place robust risk governance and oversight practices, with risk oversight responsibilities outlined in the policy manual for our Board of Directors (Board). Our Board is responsible for ensuring that material risks to our business are identified, and for overseeing the implementation of systems and processes that effectively identify, monitor and manage material risks, including strategic, operational, financial, legal and regulatory compliance, and climate risks.

Our risk governance culture starts with clear risk management leadership and transparent communications, supported by our Board and Executive Team. In our approach to risk governance, accountability for managing and reporting on risk exposures is clearly defined. Training and awareness programs, appropriate resources and risk champions help to ensure that we have the risk management competencies necessary to support effective decision-making across the organization. Ethics are integral to our risk governance culture, and our code of ethics and conduct directs team members to meet the highest standards of integrity in all business decisions and actions.

Responsibilities for risk management

We take a multi-level approach to managing risks, sharing responsibility across the organization and recognizing that agile and effective risk management is integral to the achievement of our objectives. The first line of assurance is executive and operating management: these team members are expected to integrate risk management into core decision-making processes (including strategic planning processes) and day-to-day operations. We have risk management and compliance functions across the organization, in areas that include Finance, Legal, Ethics, Data and Trust (which includes Privacy), Security and other operational business areas: these form the second line of assurance. Members of these teams establish policies, provide guidance and expertise, and work collaboratively with management to monitor the design and operation of controls. Internal Audit is the third line of assurance, providing independent assessments of the effectiveness and efficiency of risk management and controls across all areas of our business.

TELUS Corporation – Management’s discussion and analysis – 2024

Risk and control assessment process

Events within and outside of TELUS present both risks and opportunities. We strive to avoid taking on undue risk and we work to ensure alignment of risks with business strategies, objectives, values and risk tolerances; we also seek to take advantage of opportunities that may emerge and, in so doing, we consider the impacts of our decisions on our many stakeholders. We strive to proactively mitigate our risk exposures through performance planning, operational management and risk response strategies, which can include mitigating, transferring, retaining and/or avoiding risks.

We have in place multi-level enterprise risk and control assessment processes that solicit and incorporate insights from leaders across all areas of TELUS, enabling us to track multi-year trends in key and emerging risks and our control environment. A comprehensive annual risk and control assessment is conducted with senior leaders and an annual assessment is also completed by the members of our Board, which provides a high-level perspective on key enterprise risks. Results of the assessments are shared with senior management and our Board, and inform the development of our risk-focused internal audit program. These risk assessments are also incorporated into our strategic planning, operational risk management and performance management processes. In addition, key enterprise risks are reviewed with the Audit Committee on a bi-annual basis in order to capture and communicate any changes, and detailed risk assessments are conducted for various risk management, strategic and operational initiatives throughout the year. Ongoing oversight of the management of specific risks is delegated by the Board to its various committees.

10.2 Principal risks and opportunities

This section describes our principal risks and the related opportunities. The significance of these risks is such that they, alone or in combination, may have a material impact on our operations, results, reputation and brand, as well as the approach taken by investment analysts when evaluating TELUS as an investment. These significant risks and our associated risk mitigation measures are discussed in the following sections.

Although we believe the measures we take to identify and mitigate risks are reasonable, there can be no expectation or assurance that they will fully address or effectively mitigate the risks identified, or that new developments and risk exposures will not materially affect our operations or financial results. Despite our efforts to implement controls in our domestic and international operations, there can be no assurance that these controls will prove to be effective in all instances. Forward-looking statements in this section and elsewhere in this MD&A are based on the assumption that our risk mitigation and control measures will be effective. See Caution regarding forward-looking statements. We consider our exposure to risk in four categories: strategic, operational, financial and compliance. We also distinguish between risks that are not specific to our industry (i.e. those common to a majority of industries and companies) and risks that are common to our industry (i.e. those affecting all companies within our industry).

Strategic risks and opportunities

These strategic risks arise from uncertainties that may affect the nature and focus of our enterprise strategic objectives and our ability to sustain profitable revenue growth.

TELUS Corporation – Management’s discussion and analysis – 2024

Risk	Potential impact	Mitigations
Regulatory matters (see 10.3)

We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials, as well as regulatory reviews and decisions and other government activities, may have strategic, operational and/or financial implications (including impacts on revenue and free cash flow).

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Advocacy across all levels of government
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Prudent investment, diversification and cost efficiency strategies
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Advisory and compliance programs
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Spectrum acquisition strategies
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Planning that incorporates consideration of our regulatory environment
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Enhanced monitoring of Canadian and global regulations related to privacy and artificial intelligence (AI)

Competitive environment (see 10.4)

Competitor expansion, initiatives and intensive marketing activity (pricing, including discounting and bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the market and impact our market share and financial results (including revenue, EBITDA, free cash flow, net debt and leverage).

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Customers first strategy
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Diversified investments
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Monitoring of competitive environment, including new competitors, with focused market analysis and scenario planning
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Product life cycle management
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Product portfolio innovation and acquisition
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Cost structure and process improvements driven by advanced automation and digitization
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Bundling of services

Technology (see 10.5)	Consumer adoption of alternative technologies and changing customer expectations may impact our revenue and customer churn rates.
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Investments in mobile network infrastructure and ongoing fibre deployment, such as fibre-to-the-premises (FTTP)
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Spectrum acquisition strategies
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Expansion of 5G network and Internet of Things (IoT) portfolio
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Decommissioning of legacy copper network
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Periodic review of technology road map

Security and data protection (see 10.6)

Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of customer, team member or business information.

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Security policies, standards and guidelines
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Continuous team member training to raise security awareness
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Privacy and security impact assessments
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Vulnerability assessments
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Continuous monitoring and intelligence programs
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Effective incident management response process

Generative AI (see 10.7)

Generative AI (GenAI) technologies offer an unprecedented opportunity to transform work processes, streamline operations, and elevate our customers’ experiences. However, they also present notable risks, including those related to operational reliability, responsible AI usage, data privacy, and cybersecurity. Many regulatory agencies, including federal and provincial privacy commissioners in Canada, are investigating GenAI and may issue findings that will affect future implementation.

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Adoption of Trust Model, with senior management oversight by our GenAI Board and AI governance bodies
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Enterprise-grade AI tooling, processes and frameworks
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Focused AI literacy and skills development across the organization
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Enhanced monitoring of evolving Canadian and global AI regulatory expectations and related compliance measures
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ISO 31700-1 Privacy by Design

Climate and the environment (see 10.8)	Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.
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Business continuity and disaster recovery program and playbooks
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Emergency Management Operating Committee (EMOC)
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Proactive interlock with Innovation, Science and Economic Development Canada (ISED), provincial emergency operations centres, emergency response groups, critical infrastructure partners and Indigenous governments to enable fast response during an event
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Proactive climatic change event readiness program
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Commitments to sustainable and responsible business practices, with targets that balance economic growth with positive social and environmental outcomes

A detailed description of our environmental risk mitigation activities can be found in our Sustainability and ESG report[1] at telus.com/sustainability.

TELUS Corporation – Management’s discussion and analysis – 2024

Risk	Potential impact	Mitigations
Operational performance and business combination (see 10.9)

Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities.

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Investment and acquisition strategy and governance
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Innovation partnerships
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Pre- and post-acquisition due diligence and integration planning
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Where possible, local leadership presence with clear accountability

1	Not incorporated by reference.

Legend	Description	Legend	Description
	Risk level is higher compared to last year		Non-industry specific risks
	Risk level remains unchanged compared to last year		Industry specific risks
Risk level is lower compared to last year

Operational risks and opportunities

Operational risks arise from uncertainties we face in our day-to-day operations. Our approach is guided by our code of ethics and conduct, while our business operations are supported by policies, procedures and internal controls.

Risk	Potential impact	Mitigations
Customer service (see 10.10)

Our delivery of services directly impacts customer experience, customer churn rates, and likelihood to recommend outcomes. We may not be able to deliver the excellence our customers expect or maintain our competitive advantage in this area.

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Process simplification and digitization
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Customer experience management
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Customer feedback and surveys
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Evolving performance management practices for customer-facing teams
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Virtual installation and repair program

Our systems and processes (see 10.11)	Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.	● Reliability by design ● Network redundancy ● Life cycle management and adoption of emerging solutions ● Change management ● Continuous monitoring and response programs ● Disaster recovery program and plans

TELUS Corporation – Management’s discussion and analysis – 2024

Risk	Potential impact	Mitigations
Our team (see 10.12)

The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business.

Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability.

Workforce-related risks arise with the integration of international business acquisitions, notably risks related to maintaining TELUS’ team culture, values and employee engagement across multiple regions. Concurrent integration activities may impact leadership effectiveness and team dynamics, potentially affecting operational efficiency and organizational culture alignment.

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Performance development program
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Effective ethics and compliance programs
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Globalization of our people practices
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Team member engagement program (Pulsecheck)
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Health and well-being strategy:
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Ongoing mental health training for leaders and all team members
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Ongoing awareness-building and support across five dimensions of well-being (physical, psychological, social, financial and environmental)
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Early intervention strategies to prevent short-term and long-term disability
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Compensation and benefits program
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Retention and succession planning
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Detailed post-acquisition integration planning for team members from acquired businesses, with clarity in the execution of the plans. We are systematically rolling out well-defined core cultural programs across operating and geographic areas with a focus on rapid post-implementation stakeholder engagement. Where possible, local leadership presence. Clear leadership accountability.
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Work Styles® program

Additional information on our team member programs can be found in our Sustainability and ESG report at telus.com/sustainability.

Suppliers (see 10.13)

We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service.

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Strategic vendor partnerships, contracts and agreements
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Supplier risk profiling and multi-vendor strategy
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Supplier code of conduct
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Business continuity management plans
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Supplier audits

Information on supply chain sustainability can be found in our Sustainability and ESG report at telus.com/sustainability.

Real estate matters (see 10.14)

Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed within their budgets or schedules and may not obtain lease commitments as planned.

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Fixed-price supply contracts, limiting risk of escalation and inflation, and expert project management oversight
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Costs for real estate projects monitored through capital gating and approval processes
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Rationalization of locations, including robust due diligence and continuous monitoring of key performance indicators
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Continuous tracking of market trends in order to adjust scope of development projects in line with market variability
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Pre-lease agreements with prospective tenants prior to construction completion to fill vacant space

TELUS Corporation – Management’s discussion and analysis – 2024

Financial risks and opportunities

Financial risks arise from uncertainties involved in maintaining appropriate levels of liquidity, financing and debt in order to sustain operations and support future growth.

Risk	Potential impact	Mitigations
Financing, debt and dividends (see 10.15)

Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and capital markets regarding our ability to generate sufficient future cash flow to service our debt. Our current intention to return capital to shareholders could constrain our ability to invest in our operations in order to support future growth.

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Shelf prospectus in effect until September 2026
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Investment-grade credit ratings
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Laddered debt maturity schedule
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Liquidity provided by credit facilities, securitization program and commercial paper program
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Expected robust free cash flow generation, supported by ongoing EBITDA growth and stable capital expenditures

Tax matters (see 10.16)

Complexity of domestic and foreign tax laws, regulations and reporting requirements applying to TELUS and our international operating subsidiaries may impact financial results, effective governance of tax considerations and compliance. International acquisitions and expansion of operations outside of Canada heighten our exposure to multiple forms of taxation.

● Deployment of a robust tax strategy ● Hiring and retaining a team of experienced and knowledgeable taxation professionals ● Engaging external advisors
The economy (see 10.17)

Changing global economic conditions, including a potential recession and varying expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans.

● Efficient business operations ● Foreign currency forward contracts ● Governance and monitoring of pension plan investments ● Diverse product sets and asset mix

Compliance risks and opportunities

Compliance risks arise from uncertainties related to compliance with laws and regulations across the many jurisdictions in which we operate globally.

Risk	Potential impact	Mitigations
Litigation and legal matters (see 10.18)	Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.
●
Establishment of policies, controls, processes and contractual agreements
●
Hiring and retaining a team of experienced and knowledgeable legal professionals
●
Engaging external advisors
●
Compliance programs
●
Insurance policies

TELUS Corporation – Management’s discussion and analysis – 2024

10.3 Regulatory matters

Risk category: Strategic

The regulatory regime under which we operate as a telecommunications carrier in Canada, including the laws, regulations, decisions in regulatory proceedings and court cases, reviews, appeals, policy announcements and other developments, such as those described in Section 9.4 Communications industry regulatory developments and proceedings, imposes conditions on the products and services that we provide and the ways in which we provide them. The regulatory regime sets out, among other matters, rates, terms and conditions for the provision of telecommunications services, licensing of broadcast services, licensing of spectrum and radio apparatus, and restrictions on ownership and control by non-Canadians.

The allocation and use of spectrum in Canada are governed by ISED, which establishes spectrum allocation policies, determines spectrum auction frameworks, issues licences for use and sets radio authorization conditions.

Canadian ownership and control requirements, including restrictions on the ownership of TELUS Corporation Common Shares by non-Canadians, are imposed by the Canadian Telecommunications Common Carrier Ownership and Control Regulations under the Telecommunications Act (collectively, the Telecommunications Regulations) and the Direction to the CRTC (Ineligibility of Non-Canadians), as ordered by the Governor in Council pursuant to the Broadcasting Act (the Broadcasting Direction).

We have multiple businesses that, in addition to operating in Canada, also operate in other countries and jurisdictions, such as TELUS Digital, and must comply with the laws, regulations and decisions in all of the jurisdictions in which they operate. These jurisdictions, as well as the contracts that we enter into, require us to comply with, or facilitate our customers’ and clients’ compliance with, numerous complex, rapidly changing – and sometimes conflicting – legal regimes, both domestic and international. These laws and regulations address many aspects of our business operations, including, but not limited to, anti-corruption measures, internal financial control and disclosure obligations, data privacy and protection, data location and cross-border data transfer, cybersecurity requirements, standards for wages and hours of work, employment and labour relations, trade protections and restrictions, import and export controls, tariffs, taxation, sanctions, data and transaction processing security, payment card industry data security standards, records management, user-generated content hosted on websites we operate, data residency, corporate governance, anti-trust and competition measures, team member and third-party complaints, telemarketing regulations, consumer telephone service regulations, nuisance and fraud call regulations, government affairs and other regulatory requirements affecting trade and investment. Our customers and clients are also located around the world, and the laws and regulations that apply to them include, among others, laws that apply to data privacy and protection, third-party administration services, utilization review services and telemarketing services; and state laws that apply to debt collection in the United States, collectively enforced by numerous federal and state government agencies and attorneys general, as well as similar consumer protection laws in other countries in which our subsidiaries’ clients are based. Failure to provide services in a manner that complies with any such requirements could result in breaches of contracts with our subsidiaries’ clients. The application of these laws and regulations to our subsidiaries’ clients is often unclear, and the laws and regulations of different jurisdictions may at times conflict. The global nature of our operations adds to the difficulty of compliance. For example, business practices that are prohibited by regulations, including the Corruption of Foreign Public Officials Act in Canada and the Foreign Corrupt Practices Act in the United States, are not uncommon in many countries, particularly in those with developing economies, where we or our subsidiaries’ clients operate. We cannot provide assurance that the actions of our subsidiaries’ clients or their customers will not violate our internal policies or Canadian or U.S. laws. Further, payment card industry and HIPAA guidance is evolving in light of the global increase in remote-working arrangements, leading to uncertainty over additional costs and our ongoing ability to comply with these evolving standards. Compliance with these laws and regulations may involve significant costs, consume significant time and resources, or require changes in our business practices that reduce our revenue and profitability.

Changes in privacy laws and regulations, both domestic and international, may involve stringent requirements that have a significant impact on our operations. Regulatory authorities in jurisdictions outside Canada may have greater enforcement powers, including the ability to impose fines, sanctions and restrictions on our operations. Canadian privacy regulators, such as the Office of the Privacy Commissioner of Canada, are placing a greater emphasis on privacy concerns in the provision of digital health services, as well as secondary marketing and digital tracking. Non-compliance with these laws could result in financial penalties, reputational damage and erosion of customer trust.

TELUS Corporation – Management’s discussion and analysis – 2024

As a global enterprise, our regulatory environment with regard to cybersecurity, privacy, AI and data protection is becoming more complex, with ongoing impacts on our business operations. These may include greater exposure to risks, higher costs, and the evolution and expansion of compliance obligations. As the reliance on data grows for TELUS and our customers, the potential impact of regulations (such as the EU General Data Protection Regulation, the European Union Artificial Intelligence Act (EU AI Act), and the EU Directive on Security of Network and Information Systems, and similar existing or emerging laws in the United States, the United Kingdom, Australia and many other jurisdictions in which we operate) on our business operations, risk exposures and reputation will also grow. We expect that the global enactment and extension of cybersecurity, AI, data protection and privacy laws, regulations and standards will continue to raise compliance costs, with a focus on international data transfer mechanisms and data location; expand cybersecurity requirements and reporting obligations; impede the harmonization of such laws and regulations; increase the associated litigation and enforcement activity by governments and private parties; heighten the potential for damages, fines and penalties and debarment; and lead to the potential regulation of new and emerging technologies. Any additional costs and penalties associated with these emerging compliance, enforcement, and risk reduction requirements could make certain offerings less profitable or add to the difficulty of bringing certain offerings to market or maintaining certain offerings.

We have acquired a number of businesses and entered into areas in the Canadian and global health services sector that are highly regulated and also expose us to risks related to quality of care and the provision of services that may be publicly or privately insured services. The operations of our health business in Canada and globally are subject to various federal and provincial laws and regulations, as well as policies, guidelines and directives issued by regulatory and administrative bodies, such as medical associations, provincial colleges of physicians and other associations governing the practice of health professionals (the holders of licences and permits to provide healthcare services) that we engage for the delivery of our services. In the case of virtual care and virtual pharmacy services, the relevant laws, regulations, policies, guidelines and directives are evolving and thus are subject to differences in interpretation and application, and we may not be able to enter into agreements with governments in certain provinces that will allow us to provide services on an economical basis or at all.

Changes over the past 12 months

Significant regulatory developments and proceedings involving the Government of Canada and its various agencies, as well as governments and regulatory authorities in other jurisdictions, continued through 2024. Certain significant regulatory developments and proceedings relevant to our business and industry, including updates to the mobile virtual network operator (MVNO) mandate and changes to the wholesale high-speed internet framework, in particular with respect to FTTP access, are highlighted in Section 9.4. Other significant developments include, but are not limited to, the following:

●	In June 2024, Bill C-59 received royal assent. The bill further amends the Competition Act to, among other things, expand the accountability of businesses making environmental and social claims, enhance the ability of private parties to seek recourse by bringing actions at the tribunal, and augment merger enforcement powers.
●	In Quebec, Law 5 came into effect on July 1, 2024, establishing privacy legislation that regulates the processing of personal health information. British Columbia (B.C.) and Nunavut are now the only remaining Canadian jurisdictions without legislation that specifically addresses personal health information. The impact of Law 5 on TELUS Health clinical services is similar to Law 25, therefore no further changes were required to comply with its requirements.
●	The Government of Canada introduced Bill C-72, the Connected Care for Canadians Act (Act), with the purpose of both enabling secure access to, and use and exchange of electronic health information, and of prohibiting data blocking by health information technology vendors, in order to promote a connected, secure and person-centred health system. Bill C-72 represents a significant marker in the ongoing development of health data interoperability standards, an initiative that has led to substantial progress both domestically and internationally. We expect this legislation to be reintroduced in a similar form by a future government.
●	Privacy enforcement activities in 2024 indicate a more stringent approach by Canadian privacy regulators to meaningful online notice and consent when organizations collect and use personal information. Canadian privacy regulators are also paying greater attention to the validity of, and safeguards around, transfers of personal information to third parties, such as suppliers.

TELUS Corporation – Management’s discussion and analysis – 2024

●	Globally, 2024 saw the continued expansion of privacy and AI legislation and regulation. For example, on August 1, 2024, the EU AI Act came into effect, with the intention of fostering responsible AI development and deployment across the EU. In the United States, 2024 saw a marked increase in comprehensive privacy laws and AI laws at the state level.

Potential impact

Changes to the regulatory regime under which we operate as a telecommunications carrier in Canada, including changes to laws and regulations and ownership rules or the enactment of laws or regulations by provinces or municipalities that threaten unitary federal regulatory authority over telecommunications in Canada, could have a material adverse impact on our business. These changes may increase our costs, restrict or impede the way we provide our services, limit the range of services we provide, and otherwise cause us to reduce our capital and operational expenditures, including our investments in network technologies, and alter customer perceptions of our operations. The further regulation of our broadband, mobile and other operations and any related regulatory decisions could also restrict our ability to compete in the marketplace and limit the return we can expect to realize on past and future investments in our network. Such changes may not be anticipated or, when they are anticipated, our assessment of their impact on us and our business operations may not prove to be accurate.

Our ability to provide competitive services, including our ability to enhance our current services and offer new services on a timely basis, is also dependent on our ability to obtain access to new spectrum licences at a reasonable cost as they are made available. The revocation of, or a material limitation on obtaining, spectrum licences could have a material adverse effect on our business operations, including the quality and reliability of our network and service offerings, as well as our financial condition.

Government or regulatory actions with respect to certain countries or suppliers may also impact us, and other Canadian telecommunications carriers generally, and may have material non-recurring incremental cost consequences for us.

Overall, compliance with laws and regulations in multiple jurisdictions globally may involve significant costs, consume significant time and resources or require changes in our business practices that reduce our revenue and profitability. We may also face burdensome and expensive regulatory investigations or enforcement actions regarding our compliance. Non-compliance could result in fines, damages, criminal sanctions against us, our officers or our team members, prohibitions on the conduct of our business, damage to our reputation, restrictions on our ability to process information, allegations by our customers that we have not fulfilled our contractual obligations, or other unforeseen consequences. In addition, we are required under various laws to obtain and maintain accreditations, permits, licences or other qualifications for the conduct of our business in all regions in which we have operations and, in some cases, in which our customers receive our services, including Canada, the United States, Europe and Asia. If we do not maintain our accreditations, permits, licences or other qualifications to provide our services, or if we do not adapt to changes in legislation or regulation, we may be compelled to cease operations in the relevant jurisdictions and may not be able to provide services to existing customers or attract new customers. In addition, evolving regulations, in particular with respect to the provision of content moderation and AI services by our subsidiaries, may impose additional restrictions or requirements on certain of those service offerings, which may increase the cost of service delivery or make our offerings less profitable or less attractive to our clients. Our failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business operations, financial performance, financial condition and cash flows.

TELUS Corporation – Management’s discussion and analysis – 2024

The Digital Charter Implementation Act, 2022 (Bill C-27) proposes to enact the Consumer Privacy Protection Act (replacing the existing private-sector privacy legislation and implementing new consumer privacy rights, augmented enforcement powers and a private right of action), the Personal Information and Data Protection Tribunal Act (a new adjudicative body to provide independent oversight on enforcement activities by the regulator) and the Artificial Intelligence and Data Act (introducing a new regulatory regime for the use of AI in the private sector, supported by extensive enforcement powers). C-27 was before the Standing Committee on Industry, Science and Technology (INDU) in the House of Commons, but was terminated when the Governor General prorogued Parliament on January 6, 2025. If Bill C-27 or similar successor legislation is enacted by the Canadian federal government, it could materially expand prescriptive privacy requirements, significantly raise our exposure to risks in relation to the augmented enforcement powers, and broaden most of the current transparency requirements and rights of access to information. The availability of implied consent and the ability to use anonymized data may also be curtailed. If Bill C-27 or similar successor legislation does not become law, Canada may not be able to maintain adequacy with EU privacy legislation, adding to the challenges involved with cross-border transfers of personal information related to our customers, employees and suppliers between Canada and EU member states. The European Commission renewed Canada’s adequacy designation in 2024, in a finding that may have relied in part on Bill C-27, and its reforms to Canadian privacy law at the federal level. If Bill C-27 or similar successor legislation is not passed by Parliament in the near future, there is a risk that provincial privacy regulators, other regulators and courts may become more active in regulating privacy and AI in the future, which may lead to a more fragmented and challenging operating environment.

The specific impact of the Artificial Intelligence and Data Act (AIDA) component of Bill C-27 remains uncertain, given the vagueness of the provisions of the AIDA and the uncertainty that will be passed in its current form. In Quebec, Law 25 continues to have an effect on many business processes and documents, imposing obligations in relation to plain language disclosures and transparency (especially with respect to profiling technologies, automated decision systems and minors’ data). The Quebec privacy regulator may release guidance in the future that impacts our operations and exposes us to new risks in Quebec.

Changes in privacy regulators’ requirements for online notice and consent could impact our online presence, marketing activities and ability to personalize service offerings and support.

Changes to the regulatory regimes under which we operate our health business, including enactment of laws, regulations and policies, guidelines or directives issued by regulatory and administrative bodies, such as medical associations, colleges of physicians and other associations governing health professionals, could adversely affect the reputation, brand, financial results and operations of this business. As it relates to our virtual care business, uncertainty regarding regulatory regimes and the regulatory changes under the Canada Health Act that may be enacted by governments could have adverse effects on our business if they result in the revocation of, or significant limitations on, our ability to provide virtual care services to our customers and charge for the provision of those services.

Mitigation

We advocate at all levels of government, including: our participation in CRTC and federal government proceedings, studies, reviews and other consultations; representations before provincial and municipal governments pertaining to telecommunications issues; legal proceedings impacting our operations at all levels of the courts; and other relevant inquiries (such as those relating to the exclusive federal jurisdiction over telecommunications), as described in Section 9.4 Communications industry regulatory developments and proceedings. We also work with industry associations to promote a pragmatic and balanced approach to privacy legislation and interpretations by regulators at all levels of government that protects privacy, builds trust and supports innovation.

We will continue to monitor regulatory developments and may reconsider our investment decisions with a view to realizing an appropriate return on capital. Our risk mitigation strategies for investment decisions may include, but are not limited to, reducing capital and operational expenditures and introducing new efficiency initiatives, which could include reducing the size of our workforce.

We continue to strive to comply with all radio authorization and spectrum licence and renewal conditions, and we plan to participate in future spectrum auctions. We continue to advocate with the federal government for fair spectrum auction rules, so that companies like TELUS can bid on an equal footing with other competitors for spectrum blocks available at auction and can purchase spectrum licences offered for sale by competitors. We also continue to strongly advise that preferential treatment is not required and is not in the best interests of Canadians, especially rural Canadians. It is also not in the best interests of regional carriers, including for 5G services, most notably carriers that are currently part of established, sophisticated and well-financed cable companies.

TELUS Corporation – Management’s discussion and analysis – 2024

The Canadian Telecommunications Common Carrier Ownership and Control Regulations require us to monitor and control the level of non-Canadian ownership of our Common Shares. These powers have been incorporated into our Articles and extended to ensure compliance under the Broadcasting Act.

We have implemented best practices and processes, such as our data enablement plan, that will facilitate compliance with privacy law reform, including record-keeping to enable us to demonstrate due diligence and compliance if necessary. We closely monitor legal and regulatory requirements for online notice and consent as they evolve and adjust our online presence accordingly. We continue to focus on global privacy and AI compliance, building our capacity to track legal and regulatory developments across the jurisdictions in which we operate and implement appropriate compliance programs.

With respect to AI, the uncertainty around AIDA has been partially mitigated by the introduction of the ISED voluntary Code of Conduct. Because of our proactive early preparations for the responsible management and governance of AI, TELUS was the first company in the telecommunications sector in Canada to sign the voluntary Code of Conduct. We also continue to host consultations with diverse Canadian communities to inform our practices and advocacy in the development of formal AI regulations. With respect to Quebec’s Law 25, we continue to monitor the evolution of the law and regulatory guidance.

As it relates to our health business, we monitor new and amended regulations, policies, guidelines and directives in order to stay ahead of, and plan for, new and evolving requirements. In addition, we have put in place internal governance to ensure oversight of clinical practice across all healthcare operations, to manage compliance with licensing requirements and contractual agreements, and to ensure quality of care. A verification audit of our clinical team members’ credentials is conducted periodically to ensure compliance with standards, provincial professional regulatory bodies and all other relevant regulations. We also advocate with the federal and provincial governments for reasonable regulations, in part by participating in market studies and other consultations. Furthermore, we continue to evaluate the current business model and strategic growth areas for our health business.

Our animal agriculture business is subject to comprehensive veterinary practice regulations across all provinces and states in which we operate, including veterinary service delivery and pharmaceutical sales. We maintain compliance with applicable regulatory requirements by adhering to our established operational protocols and by ensuring all regulated services are delivered by appropriately qualified personnel. Our team members actively participate in industry associations, enabling us to monitor and adapt to emerging regulatory changes.

10.4 Competitive environment

Risk category: Strategic

As the telecommunications industry continues to evolve, we have expanded our offerings beyond the delivery of voice and data services for consumer and business customers. We offer services in the areas of security and home automation, digital customer experience solutions, healthcare, and agriculture and supply chain optimization, both inside and outside Canada (see Principal markets addressed and competition in Section 4.1). We face intense competition in our provision of voice and data services, as well as in all sectors of our business operations and in all geographic markets.

In the mobile market, our competitors have been employing aggressive promotional offers and device financing strategies to attract and retain customers. In the consumer market, cable companies and other competitors are offering bundled services at discounted monthly rates that include residential local and long distance voice, security solutions, internet access and mobile voice and data services. Certain providers are now offering low-earth orbit satellite internet services in rural areas. These developments are contributing to a more challenging environment for us to maintain our market share and customer base.

Furthermore, some competitors own broadcast content assets that are providing content for their services. As a result, we rely on these competitors as a source of content for our services.

In addition to conventional TV services, over-the-top (OTT) services, such as Netflix, Disney+ and Prime Video, are also competing for viewership. This additional competition may lead to a higher rate of disconnection for current paid TV services and could adversely impact the growth of our subscriber base and revenue from our TV and entertainment services.

TELUS Corporation – Management’s discussion and analysis – 2024

In the business market, incumbent facilities-based competitors continue to compete based on network footprint and reliability, while hyperscalers such as Microsoft (Teams, Skype) and other IP voice/collaborative service providers such as Zoom emphasize price, flexibility and convenience. These service providers do not invest in, or own, networks or other infrastructure but compete directly with video, voice and messaging services across both the consumer and business markets.

In the health business, we compete with providers of employee family assistance and mental health programs, virtual and clinical care, electronic medical records (EMR) and pharmacy management products, claims adjudicators, systems integrators and other providers of health services, including those that own a vertically integrated mix of health services delivery, IT solutions and related lines of business, as well as global health services providers. With consumer-facing health products, we compete in the provision of virtual care services (with access to general practitioners, nurse practitioners, mental health therapists and dieticians through virtual consultations), preventative health services and personal emergency response services.

In the agriculture and supply chain business, we are a global provider of digital technology and data science services, leveraging technology innovation to optimize agricultural production and global and local food and consumer goods supply chains. While we maintain a broad solution set compared to other agriculture and consumer goods technology providers, we compete with focused software and IoT competitors, while also facing competitive pressure from recent investments by some customers in their supply chains and vertical integration.

TELUS Digital competes with professional services companies that offer AI-enabled solutions, consulting services, information technology companies with digital capabilities, and contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services. In addition, the continued expansion of the services offered by TELUS Digital and the markets in which it operates also exposes our subsidiary to new and different competitors, many of which may have significantly greater market recognition than TELUS Digital in the markets it enters, as well as additional competition from existing competitors that are also expanding their services to include digital and AI capabilities. Many of these existing and new competitors have differing or greater financial, geographic, human and other resources, greater technological expertise, longer operating histories and more established relationships in the verticals that TELUS Digital currently serves or may expand to serve in the future. In addition, some of TELUS Digital’s competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to enhance their ability to address client needs, or enter into similar arrangements with potential clients. TELUS Digital also faces competition from service providers that operate in countries where it does not have delivery locations because its clients may, to diversify geographic risk and for other reasons, seek to reduce their dependence on any one country by shifting work to another country in which they do not operate. Additionally, TELUS Digital may be indirectly affected by international trade policies and tariffs, as these could lead to unexpected operating difficulties or increase the cost of its services or impact its clients’ businesses and, consequently, their demand for TELUS Digital’s services. All of these factors present challenges for TELUS Digital’s ability to retain its clients and grow its business. From time to time, clients of TELUS Digital that are currently using its services may determine that they can provision these services in-house. Client contracts typically range from three to five years and can be terminated by clients with limited notice and without penalty or termination fees, allowing them to make service adjustments that could adversely impact our revenue. As a result, TELUS Digital faces sustained competitive pressure to offer services in a manner that will be viewed by its clients as better and more cost-effective than the in-house provision of those services.

Changes over the past 12 months

Rogers’ acquisition of Shaw and the Freedom Mobile sale to Videotron in 2023 continue to significantly alter the competitive environment within the Canadian telecommunications industry. Aggressive price competition has continued to intensify for both mobile and fixed products and services, as competitors push to grow their market share.

The CRTC has recently implemented additional requirements to facilitate new competitive entries into the Canadian telecommunications industry. The MVNO and FTTP wholesale access regulations, as outlined in CRTC 2021-130, CRTC 2023-56 and CRTC 2024-180, and discussed in Section 9.4 Communications industry regulatory developments and proceedings, could have an immediate and substantial impact on our business operations and the future of our network operations.

TELUS Corporation – Management’s discussion and analysis – 2024

Virtual broadcast distribution services are introducing new dynamics to the TV landscape, presenting both challenges and opportunities for existing service providers. These emerging platforms are expanding the range of consumer choice, which is prompting us to accelerate our development of innovative new features and enhance our offerings. The direct-to-consumer model adopted by some of these new services is reshaping the way content reaches audiences, and leading us to reconsider our role in the evolving media ecosystem. As viewers explore a wider range of content options, we are focusing on the features that make our Optik TV service unique, adding value to our relationships with our customers by delivering exceptional experiences and content that resonates with their preferences. Since the CRTC approved a low-earth orbit satellite internet service for rural Canada in 2020, competitors have been investing in their satellite internet offerings. Our Canadian competitors have also started exploring this market, seeking to provide satellite-to-phone services in remote areas by forming partnerships with satellite service providers.

Erosion of our customer base for residential voice service and the decline of higher-margin legacy voice revenues are expected to continue, due to ongoing technological substitution by mobile and voice-over-IP (VoIP) services and other competitive pressures. This decline has been partially offset by incremental growth in overall demand and migration of customers to IP-based platforms and cloud-based solutions.

Non-traditional competitors, such as Google, are entering the business market, leveraging their global scale to offer low-cost data storage and cloud computing services. In addition, rapidly evolving technologies, such as software-defined networking (SDN) and network function virtualization (NFV), enable the layering of new services in cloud-centric solutions.

Across the markets in which our health business competes, market trends indicate that our competitors are expanding their product and service offerings with new digital solutions, as well as physical clinic openings, partnerships and acquisitions, in order to offer clients comprehensive and integrated wellness solutions.

The agricultural and consumer product markets in which we operate are characterized by the diversity of our competition, ranging from global players to a high volume of smaller competitors at each stage of the food value chain.

In the markets in which TELUS Digital competes, competitors are actively building scale through consolidation and enhancing digital capabilities through niche acquisitions. There has also been a sustained upward trend in the rate of employee attrition and labour costs, in particular at global IT companies, with demand for skilled talent generally driving higher wages worldwide.

Potential impact

Our customers’ loyalty and their likelihood to recommend TELUS both depend on our ability to provide a customer experience that meets or exceeds their expectations, a range of relevant products and services, and reliable state-of-the-art networks.

Intense competition from mobile competitors, telephony, data, IP and IT service providers and VoIP-focused competitors in both the consumer and business markets, along with various promotional offers, inclusive bundles and rate plans, has been placing more pressure on average revenue per subscriber per month (ARPU), churn rates and costs of acquisition and retention. In addition, technological substitution and technological advances across all key business and markets have blurred the boundaries between broadcasting, internet services and telecommunications (see Section 10.5 Technology).

If one or more regional operators meet the related requirements and choose to leverage the MVNO and FTTP wholesale access regulations (discussed in Section 9.4) and launch wireless or wireline services, these new market entrants could intensify price competition as they attempt to build market share through aggressive pricing strategies and promotions. In addition, it is important to consider the potential impact of the wholesale rates set by the CRTC for FTTP access and the commercially negotiated rates for MVNO access. If these rates are too low, facilities-based carriers, such as TELUS, may face challenges in the timely recovery of the costs associated with investing in wireless and FTTP infrastructure. This could put pressure on in-market rates, impacting the overall profitability of our wireline and wireless lines of business.

In the short term, low-earth orbit satellite internet services may not have a significant impact on mobile network operators, as these services are primarily being offered in underserved regions. Satellite internet service providers are also facing challenges in managing network resources and ensuring reliable service delivery as a result of higher infrastructure costs, regulatory barriers and spectrum constraints. However, in the long term, if these services were to become available in urban areas, our business operations could be adversely affected. Hyperscalers such as Amazon may offer bundled services with products that are free or sold at below-market cost, which could potentially erode our market share.

TELUS Corporation – Management’s discussion and analysis – 2024

We also face intense competition in the provision of health, agriculture and digital technologies and services from companies that offer similar technologies and services. If we are unable to effectively differentiate our offerings in these markets, our business operations, financial performance, financial condition and cash flows could experience materially adverse impacts, and we may not realize the benefits of the significant investments we have made in acquiring, integrating and growing businesses in these sectors.

If TELUS Digital is unable to compete successfully against companies that offer similar services, or to offer its clients a compelling alternative to the in-house provision of services, the results could include lower business volumes, higher client churn rates, service price reductions, revenue loss, pressures on recruitment and retention of team members, an increase in marketing and promotional expenses, and lower operating margins, which could have a material adverse effect on our business operations, financial performance, financial condition and cash flows.

Mitigation

Our top corporate priority is putting our customers first and earning industry leadership in their likelihood to recommend. To enhance the customer experience, we continue to invest in our products and services, system and network reliability, team members, and system and process improvements, including digitization. In our product life cycle management processes, we endeavour to add new and innovative products and services through research and development, partnerships and acquisitions. We also regularly enhance our current services with integrated bundled offerings and we invest in customer-focused initiatives that provide more transparency and simplicity for our customers, all to differentiate ourselves from our competition. In response to the rapidly evolving regulatory, competitive and macroeconomic environment, we have implemented significant cost efficiency programs across our global operational footprint, including TELUS Digital, which have involved workforce reductions. These ongoing efficiency efforts are expected to meaningfully streamline our operating costs and offset competitive pressures that have been impacting revenue.

Our 4G network technology covers approximately 99% of the Canadian population, which has enabled us to establish and maintain a strong position in smartphone and data device selection and expand roaming access to more than 225 destinations. We continue to build out our 5G network across Canada, including major cities, and it now covers over 87% of the Canadian population as at December 31, 2024. We are investing in our extensive network and systems to support customer service, evolve technologies, and enhance our distribution channels and digital capabilities. These investments extend to spectrum acquisition to support the development of our service offerings, expand our subscriber base and address the accelerating growth in demand for data.

To compete effectively in the consumer markets, we offer a wide range of services through our TELUS, Koodo and Public Mobile brands. Each brand has a unique value proposition and web-based channel (see Our capabilities in Section 4.1 and Our major brands and distribution channels in Section 4.2). In 2024, we refreshed our premium value proposition, including enhanced bundling, with access to the best network and leading technology, which has resulted in robust growth in premium activations and renewals.

As we expand our 5G coverage, including operationalizing spectrum, we will continue to offer a network that is fast, reliable and built in full compliance with Health Canada safety guidelines, in order to provide our customers with faster speeds, higher capacity and near-instantaneous responsiveness, while also powering smarter cities, supporting the work of first responders, and transforming key verticals such as healthcare and agriculture (see Our technology, systems and properties in Section 4.2).

We continue to invest in our broadband infrastructure by connecting additional homes and businesses to our fibre-optic network and migrating customers from copper-based to fibre-optic services. As at December 31, 2024, approximately 3.4 million households and businesses in B.C., Alberta and Eastern Quebec were connected with fibre-optic cable, providing these premises with immediate access to PureFibre services. This is up from approximately 3.2 million households and businesses at December 31, 2023. Our broadband investments extend the reach and functionality of our IP TV services and business and healthcare solutions (see Our technology, systems and properties in Section 4.2).

TELUS Corporation – Management’s discussion and analysis – 2024

Our IP TV and OTT multimedia initiatives (including Optik TV and Stream+) support the next generation of IP TV and, importantly, tie our OTT environment to a single platform, which allows us to be agile in the delivery of OTT services, such as Netflix, Disney+ and Prime Video, while also reinforcing our leadership position in Western Canada in the provision of high-definition linear channels, video-on-demand services and ultra-high definition 4K HDR content. Our strategy is to aggregate and integrate content and applications and make them accessible for our customers’ enjoyment, on a timely basis across multiple devices. We have demonstrated that it is not necessary to own content in order to make it accessible to customers on an economically attractive basis, provided there is timely and strict enforcement of the CRTC’s regulatory safeguards. In addition, as more OTT service providers launch new services and offer higher-resolution video over the internet, we continue to make investments in our network. The introduction of Stream+, a comprehensive streaming entertainment bundle, and the launch of The Koodo Happy Stack, including Koodo Mobile services, Koodo Internet and our Stream+ entertainment package, are aligned with our strategy of raising our product intensity across the country.

Our commitment to executing a disciplined long-term strategy remains steadfast, focusing on strategic investments in growth areas while prioritizing customer satisfaction. We remain dedicated to developing innovative, differentiated services and offering comprehensive bundled solutions across consumer and business markets. Our focus includes enhancing customer value propositions, differentiating our product portfolio, and driving higher product intensity per household. A notable example is the launch of TELUS SmartEnergy on our SmartHome+ platform. This innovative solution empowers customers to manage the connected devices in their homes with a single, user-friendly platform. Through this technology, our customers are able to conserve energy, earn rewards and potentially reduce utility costs by up to 15%. This exemplifies our commitment to delivering tangible value to our customers while advancing our strategic objectives.

We also continue to monitor and assess developments related to the MVNO and FTTP wholesale access regulations, taking a vigilant and proactive approach to assessing the potential impacts on our operations, market position and overall business strategy. It is essential for us to adapt and respond effectively to any changes that emerge in the competitive landscape from the implementation of these regulations. We remain committed to safeguarding our business interests and capitalizing on emerging opportunities.

We continue to add to our capabilities in the business market through research and product development, acquisitions, partnerships and investments in SD-WAN, unified communications, IoT, cybersecurity, cloud consulting, and digital and managed services. We created GoCo, an organization that quickly became a leading Canadian provider of some of the fastest-growing solutions in this market, such as SD-WAN and unified communications. We also added managed services and cybersecurity capabilities through the acquisitions of Fully Managed, BMC Networks, and Vumetric, while enabling our growth in cloud services through our acquisition of Badal.

TELUS Health continues to leverage our systems, proprietary solutions and third-party solutions in order to extend our growing footprint in healthcare and capture the benefits of investments in health and wellness by governments and employers. Through the launch of new services and the ongoing enhancement of our portfolio of clinical and digital health offerings, we are entering new markets and further differentiating ourselves from our competitors.

TELUS Agriculture & Consumer Goods has continued to help companies improve the reliability of their supply chains, protect their brands and drive efficiency and profitability. As one of the few service providers with an operational scope that spans the complete value chain, we expect to be able to differentiate our offerings from those of more narrowly focused competitors.

We continue to execute a disciplined long-term strategy of investing in our growth areas and delivering on our customers first priority. We intend to continue marketing and distributing innovative and differentiated services and offering bundled services across our consumer and business portfolios.

TELUS Corporation – Management’s discussion and analysis – 2024

To meet client expectations, TELUS Digital provides an experience that is not only personalized and empathetic, but also consistent and integrated across omni-channel touchpoints. To quickly capture, evaluate and adapt to customer feedback on a global scale, it has built a team with expertise in advanced analytics, AI, machine learning and data management, together with leading digital technologies. Where TELUS Digital experiences pressure on profitability as a result of a challenging competitive environment and, consequently, sees a volume decline, it actions cost efficiency efforts focused on optimizing the alignment of its support costs with current demand to drive improvements to the bottom line. On an ongoing basis, TELUS Digital strives to continuously iterate and improve upon its operations to optimize its overall organizational efficiency, enhance operating leverage and margins and better serve its clients. It has also built an agile delivery model on a global scale, with substantially all of its delivery locations connected through a carrier-grade infrastructure backed by cloud-based technologies, enabling globally distributed and virtualized teams. Throughout 2024, TELUS Digital reviewed its sales organization and strategy, with support from TELUS, to align with what it believes are established best practices. Key improvements include aligning its organizational structure and skill sets with its go-to-market strategy, seeking opportunities to improve client diversification, enhancing its sales process with technology and AI, and implementing practices to leverage customer relationships and cross-selling opportunities. With the Fuel intelligent experiences (iX) solution, which incorporates GenAI to deliver end-to-end customer experience (CX) innovation and AI-fuelled intelligent experiences, TELUS Digital can offer a comprehensive suite of services, combining digital consulting, data services and analytics, web and mobile application development, and Fuel iX, its enterprise AI platform that enables the development and management of AI applications. This solution enables companies to overcome obstacles such as disjointed data and organization silos, and embeds AI in day-to-day CX operations and workflows. However, the primary competitive differentiator for TELUS Digital is a unique workplace culture, which makes people and a shared set of values a priority in everything it does. While building on these innovative service offerings, TELUS Digital also continues to build on this culture of caring, ensuring the full engagement of the individuals it chooses to join its team – and the clients and suppliers it chooses to work with. In the current evolving labour market, the ability to attract and retain talent is key to operational success. TELUS Digital continues to adapt models and practices by assessing the regional conditions of the markets in which it operates and by offering proactive compensation and talent programs. With a focus on organic growth and accelerating digital adoption for all solutions and service offerings, TELUS Digital is driving collaborative innovation. Mergers and acquisitions are also being considered to advance its growth strategy, adding scale and digital capabilities.

10.5 Technology

Risk category: Strategic

We are a technology-enabled company and we maintain short-term and long-term strategies to optimize our selection, costs and deployment of technology, minimize risks and uncertainties and diversify our product and service offerings. Our 5G technology, 4G LTE technology, LTE advanced (LTE-A) and TELUS PureFibre infrastructure are foundational to our future growth (see Our technology, systems and properties in Section 4.2).

Any acceleration in the paradigm shift involving customer adoption of alternative technologies, such as video and voice OTT offerings, IP voice and collaboration services, network-as-a-service (NaaS), supported by a widely distributed and accessible Wi-Fi network, could negatively affect our revenue streams. OTT technology may also impact the business environment by enabling capabilities that were previously associated with telecommunications service providers (e.g. cloud-based services and roaming). The proliferation of low-power wide-area (LPWA) IoT networks and services also presents challenges arising from low bandwidth usage, which may put additional pressure on our revenue streams. The implementation of low-earth orbit satellite and wireless connectivity over non-terrestrial networks will present new challenges for our product and service offerings if these services are to become available in urban areas. However, this non-terrestrial connectivity can also be leveraged in remote networks, which will generate new revenue opportunities and enhance network resiliency. In addition, we are constantly focused on advances in cybersecurity, in order to identify any opportunities they may offer.

Our open radio access network (ORAN) deployments, combined with core network and cloud-based initiatives, demonstrate our strategic intent to remain at the forefront of 5G network innovation, and are also driving long-term total cost-of-ownership benefits. The risks involved in new ORAN technology deployments are being mitigated by leveraging key strategic partnerships and by recruiting leading subject-matter experts to our development and support teams. ORAN technology is also offsetting our exposure to a significant supply chain risk associated with the existing radio access network supplier ecosystem by expanding the pool of suppliers, offering a much wider range of choices. In addition, ORAN technology eliminates the risk associated with having to replace all radio access network components when upgrading a single component sourced from a different supplier.

TELUS Corporation – Management’s discussion and analysis – 2024

Technology risks to TELUS Health are specific to ensuring that data residency requirements align with both the terms of our customers’ contracts and governmental expectations, alleviating technology debt acquired through numerous acquisitions, and bolstering our security posture through a targeted program to identify and remediate deficiencies. Technology debt includes end-of-life hardware and software, inadequate customer and team member identity capabilities, and a lack of a holistic view of our technology footprint, which would support efforts to address business continuity, reliability and integration-specific requirements.

Our innovative TELUS Agriculture & Consumer Goods technology offers powerful solutions for value chain participants that leverage advanced data systems to deliver valuable insights at various stages of production. We are dedicated to maintaining and expanding our product and service offerings and developing and implementing solutions that help us respond effectively to our clients’ evolving expectations. Future technological advances or alternative solutions may outperform our current offerings, which may impact our relationships with existing clients and hamper our ability to attract new clients.

As a global organization, our success relies on the effective utilization and management of advanced technologies. The rapid evolution of the technology landscape, including incremental technology sprawl and the introduction of new, non-standard technologies, presents both opportunities and risks that can significantly impact our operations, financial performance and competitive position.

TELUS Digital constantly strives to develop and adopt new technologies to expand its existing offerings, proactively identify new revenue streams and improve cost efficiencies in its operations, while also meeting clients’ rapidly evolving expectations. Recent developments with respect to the rapid popularization and commercialization of AI are generating new opportunities for, and pressures on, TELUS Digital. These opportunities and pressures include the need to develop AI-related offerings to meet clients’ expectations, as well as the integration of AI into its business processes and tools to achieve cost efficiencies.

Changes over the past 12 months

Over the course of 2024, we continued to make significant investments in advancing and deploying our next-generation technologies, which will support and enhance our delivery of a superior customer experience (see Our technology, systems and properties in Section 4.2).

Potential impact

Our mobile business depends on deploying technology and maintaining sufficient access to spectrum to support the delivery of our services. Rising levels of data traffic and the rapid pace of data device innovation present challenges to providing adequate capacity and maintaining high service levels with competitive cost structures.

Our growth and profitability and the diversity of our revenue sources will depend on our ability to develop and deploy new technologies that help us expand our existing offerings, as well as proactively identifying new revenue streams and driving cost efficiencies across our operations, while also meeting rapidly evolving customer expectations. We may not continue to be successful in anticipating or responding to our customers’ expectations and interests when we adopt evolving technology solutions and integrate these solutions into our offerings, and we may not achieve the intended enhancements or cost reductions in our operations. New services and technologies offered by our competitors may make our service offerings uncompetitive. Failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Any failure to refresh critical infrastructure or remain up to date with advanced new technology may cause our products, services and IT infrastructure to become obsolete, given the rapid pace of technological evolution. Diverse stakeholder requirements to maintain services on legacy infrastructure may hinder our ability to migrate to new and more cost-effective infrastructure. Emerging technologies, such as AI and quantum computing, offer both opportunities and uncertainties that may only be realized or resolved over longer timelines. Failure to successfully integrate these technologies may impact our competitive position, cost structure and market share.

The successful integration of new technologies and systems, whether through acquisitions or internal development, is essential to our seamless delivery of reliable products and services. Integration challenges, such as interoperability issues and inconsistent technology standards, may lead to higher IT costs, operational disruptions, customer dissatisfaction and exposure to new cybersecurity risks.

TELUS Corporation – Management’s discussion and analysis – 2024

Mitigation

Our ongoing investments in 4G LTE technology, including LTE-A technology and new 5G capabilities, allow us to manage new demands for data capacity by making more efficient use of our spectrum holdings. The evolution to 5G technologies is supported by our investments in our core network, IP network and IP/fibre back-haul to cell sites, including our small-cell infrastructure, as well as our software-upgradeable radio infrastructure. Our 5G expansion continues to increase our network capacity and speed, reducing delivery costs per megabyte, delivering a superior subscriber experience, and enabling the development of innovative new applications for consumers and businesses.

Mobile network investments are being directed to virtualized infrastructure and cloud-native systems, which offer greater capacity for computing and storage, higher levels of resiliency and more flexible software design. Our large-scale move to national, geographically distributed private cloud-based facilities that use commercial off-the-shelf computing and storage solutions enables the deployment of broad-scale SDN and NFV technologies. This will allow us to virtualize much of our network infrastructure. Distributed smaller-scale computing power and storage deliver services faster while accommodating the need to continually scale the IP/fibre and core network infrastructure.

The rapid growth in data volumes requires that we make efficient use of our spectrum licences. We continue to deploy 5G spectrum, including spectrum in the 600 MHz and 3500 MHz bands, while recently acquired spectrum in the 3800 MHz band will be vacated by its current users between 2025 and 2027. By leveraging our seamless global IoT connectivity across more than 200 countries and networks, we continue to add to our portfolio, expanding our offerings with a wide variety of solutions that support the management of assets on the move, such as fleet telematics, and solutions that are enabling the evolution of smarter, more sustainable buildings, including security and energy management applications (e.g. the launch of TELUS SmartEnergy solution on our SmartHome+ platform). We are also capitalizing on advanced self-learning technologies and automation, such as AI and robotic process automation), which will change the way we manage our operations and support customer experience innovation, as well as generating new revenue opportunities. Refer to Section 10.7 Generative AI for more information. In addition, we are continuing to focus on cybersecurity solutions, recognizing that cybersecurity, as an ecosystem of technologies and processes working together, may raise the visibility of enterprise risk and inform better security decisions for organizations across Canada.

Our ongoing investments in FTTP, along with our decommissioning of the legacy copper network within our fibre footprint, are enabling cost efficiencies as we move services to a core network infrastructure, as well as opportunities for real estate monetization of select central offices. The transition will also support the further evolution of IP-based telephony, and as those services evolve, we continue to assess opportunities to consolidate separate technologies within a single voice service environment. The overall convergence of mobile and fixed services provides opportunities for cost savings and for the rapid development and deployment of advanced new services. To support this convergence within a common IP-based application environment, we are leveraging modular architectures, lab investments and employee trials. We are partnering with system integrators where appropriate, purchasing hardware that is common to most other North American IP-based technology deployments, and introducing virtualization and cloud-native technologies where feasible. We are also active in a number of standard-setting bodies, such as the Metro Ethernet Forum, in order to advocate for new IP infrastructure governance that leverages standards-based functionality, which could allow us to further simplify our network.

To ensure our solutions remain innovative, competitive, reliable and secure, and align with industry standards, we maintain a comprehensive technology road map, with ongoing investments in refreshed technology, research and development, and product innovation through partnerships with select global hyperscalers. In addition, we have implemented a robust post-acquisition technology program, aligned with our technology road map, to mitigate the risks associated with technology sprawl and non-standard technologies. Our initiatives include collaboration with strategic partners to build quantum infrastructure based on our PureFibre network in B.C. and a quantum communication test platform in Quebec.

We continue to focus on growing our product and service portfolios in health and agriculture and supply chain technology in sectors where TELUS Health and TELUS Agriculture & Consumer Goods have leading market positions, a robust brand profile and superior product technologies.

TELUS Corporation – Management’s discussion and analysis – 2024

10.6 Security and data protection

Risk category: Strategic

As a national provider of data, information and communications services, we have a broader view of evolving security threats and trends. We leverage this insight and understanding to monitor and identify security-related trends as they emerge across the wider threat landscape.

A number of our assets may be exposed to risks involving intentional threats. These include physical assets that may be vulnerable to terrorist attacks, vandalism and/or theft, including, but not limited to, cellular towers, distributive fibre and copper cable, corporate stores, network and telephone switch centres, and elements of corporate infrastructure.

Cyberattacks that penetrate the network security of our data centres, products and systems, or any unauthorized access to, or disclosure of, the personal information or confidential data of our customers and clients or their end customers, could have a negative impact on our brand and reputation and customer confidence, all of which could have a material adverse effect on our business operations and legal liability, as well as our financial performance. TELUS Health operates data centres and uses cloud infrastructure to collect and manage data on behalf of customers, including sensitive personal health information, which may move across our interconnected operational and business support systems and networks. Personal health information is known to be a prime target for these attacks. Breaches involving personal health information may have significant financial implications, while also damaging our reputation and the trust of our customers, and may adversely impact future health outcomes. In addition to data security risk, the use of sensitive personal information by our businesses in all jurisdictions in which we operate may expose us to the risk of non-compliance with the law where such use is unauthorized, or may compromise perceptions of our brand or ethical standards where such use is seen as inconsistent with customer expectations or social norms.

A number of TELUS Digital’s service contracts provide for high or unlimited liability for the benefit of its clients in relation to any damages that may result from breaches of privacy or data security associated with TELUS Digital’s provision of services.

Although our network security measures and our procedures for the authentication of customer credentials are designed to protect against unauthorized access to, or disclosure, alteration and destruction of, data on our networks, it is not possible for such security measures to be perfectly effective. There can be no assurance that such measures will function as expected or will be sufficient to protect our network infrastructure against specific attacks, and there can also be no assurance that such measures will successfully prevent or mitigate service interruptions or other security-related incidents. All network infrastructure is vulnerable to rapidly evolving cyberattacks, and our user data and corporate systems and security measures may be breached through the actions of outside parties (including malicious cyberattacks), team member error, malfeasance, internal bad actors, a combination of these, or other circumstances. A breach may allow an unauthorized party to obtain access to or exfiltrate our data or the data of our customers or clients. In addition, outside parties may attempt to fraudulently induce our team members, users, customers or clients to install malicious software, disclose sensitive information or access credentials, or take other actions that may provide access to our data or the data of our users, customers or clients. As networking and computing environments become more complex, the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems may change more often, become more sophisticated over time, or remain dormant until a predetermined event and thus avoid detection until deployed against a target, and we may be unable to anticipate these techniques or put in place adequate preventative measures. If an actual or perceived breach of our security measures occurs (or a breach of the security measures of a third-party vendor, customer or client that can be attributed to our failure or is perceived to be our fault), the market perception of the effectiveness of our security measures could be negatively affected and we could lose users, customers and clients. Security breaches also expose us to risk involving loss of information, as well as class action or other litigation brought by both customers and clients and by individuals whose information may have been compromised, or to risk involving remediation costs, higher costs of security measures, loss of revenue, damage to our reputation and potential liability.

TELUS Corporation – Management’s discussion and analysis – 2024

Changes over the past 12 months

While social engineering attacks remained a common occurrence across the broader cybersecurity threat landscape throughout 2024, we have seen the volume of these attacks decline from our perspective since the significant increase we observed in late 2022 and early 2023. This shift in our observations at TELUS may be attributable to threat actors having less success after our deployment of technical controls (e.g. hardware security tokens, dedicated monitoring) and our awareness education initiatives for team members. Instead, threat actors have been observed to pivot their tactics in 2024 by attempting to recruit team members to willingly give them access to data, systems and material goods, promising financial rewards and no consequences or threatening physical harm.

In 2024, we have also observed a significant increase in global geopolitical tensions, with state-sponsored cyber threat actors expanding their malicious activities against critical Canadian infrastructure. Evidence shows that telecommunication service providers in the United States are especially targeted in these activities, as they have information and access that are extremely valuable to foreign threat actors intending to engage in espionage. One common tactic used by these threat actors is the “living-off-the-land” attack, which involves gaining unauthorized access to a target’s internal environment and then exploiting any tools and software they find.

Potential impact

Physical security threats can expose both our team members and our infrastructure, systems and networks to the risk of significant harm, which could include personal injury, destruction of property and loss of service and/or data.

Along with the rapidly evolving nature and sophistication of these threats, we and our partners may also experience malfunctions or deficiencies in software or equipment or other systems or network assets that could result in unauthorized access to, or change, loss or destruction of, our data. These malfunctions could compromise the privacy of individuals, including our customers, team members and suppliers, and could expose other sensitive information.

A successful disruption of our systems, networks and infrastructure, or those of third parties, including our suppliers, vendors and partners, may prevent us from providing reliable service, impact the operations of our networks, or lead to the unauthorized access to, interception, destruction, use or dissemination of our information or our customers’ information. Such disruption, whether physical or digital, or unauthorized access to our data could cause us to lose customers or revenue, incur expenses or experience damage to our goodwill and reputation. In addition, such damage could result in costs arising from investigative efforts, replacement or restoration of assets and potential civil lawsuits or fines imposed by regulatory bodies.

We believe our team members receive appropriate training. However, if any person, including any of our team members, negligently disregards or intentionally breaches the controls or procedures with which we are required to comply in relation to a customer’s data, or otherwise mismanages or misappropriates that data, or if unauthorized access to, or disclosure of, data in our possession or control occurs, we could be exposed to significant liability. This would include liability to our customers and the clients of TELUS Digital, or the customers of those clients, for breaching contractual confidentiality and security provisions or permitting access to personal information protected by privacy laws, as well as liabilities and penalties in connection with any violation of applicable privacy laws or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or team member data, whether through breach of computer systems, systems failure, team member or vendor error or negligence, fraud or misappropriation, or otherwise, could damage our reputation and cause us to lose customers and clients and result in liability to individuals whose personal information has been compromised.

Similarly, unauthorized access to or through our information systems and networks, or those we develop or manage for our customers and clients, whether by our team members or third parties, could result in negative publicity, damage to our reputation, loss of customers, clients or business, class action or other litigation, costly regulatory investigations and other potential liability.

TELUS Corporation – Management’s discussion and analysis – 2024

Our operations are increasingly conducted across a wide range of locations in numerous jurisdictions, encompassing our health, agriculture and consumer goods businesses, as well as those of TELUS Digital. Global business activities are associated with a more complex regulatory privacy environment and an elevated exposure to compliance risk. The European Union has comprehensive data governance laws with significant enforcement powers, such as penalties based on a percentage of gross global revenues. For example, non-compliance with the European Union General Data Protection Regulation could result in a fine of up to 4% of our annual global revenues and orders requiring us to stop processing certain personal data. Other jurisdictions in which we operate may also expose us to different regulatory and liability risks related to data security, such as liability for any data breaches. Shifting social perceptions may also result in greater exposure to brand risk, as customer expectations in relation to transparency and ethical practices in the management of data and personal information are heightened.

Mitigation

Our security program addresses risk through a number of measures, including:

●	Security reviews of third-party connections, identifying risks and developing plans for remediation
●	Additional security due diligence for new business acquisitions to ensure their security measures meet the standards and level of risk mitigation we have in place for our existing infrastructure and applications
●	Security awareness programs
●	Critical controls based on policies, standards and methodologies that are aligned with recognized industry frameworks and practices
●	Monitoring of security threat intelligence sources and external activities of potential attackers
●	Rapid security incident response
●	Recurring security evaluations of our higher-risk assets
●	Conducting proactive cybersecurity tabletop exercises
●	Identification and regular re-evaluation of our exposure to known security risks
●	Regular reviews of our standards and policies to ensure they address current needs and threats
●	Regular reviews of our business continuity and recovery planning processes that would be invoked in the event of a disruption
●	Vandalism and copper theft prevention program
●	Privacy and security impact assessment process
●	Secure-by-design process that incorporates security provisions into new major initiatives across TELUS.

Incident response is a critical component of internal control across our organization. Our technical capabilities help us identify security-related events, respond to potential threats and adjust our security posture appropriately. In addition, our approach to cyber-hygiene includes regular vulnerability assessments and the prioritization and remediation of any identified exposure through patching or other mechanisms. Our security office also works with law enforcement and other agencies to address ongoing threats and disruptions, and provides awareness training to our team members to help them better recognize and report threats.

TELUS Corporation – Management’s discussion and analysis – 2024

Our Data and Trust program addresses data privacy and data governance risks through a number of measures, including:

●	The TELUS privacy commitment and code (additional information can be found at: telus.com/en/about/privacy/commitment-code)
●	The TELUS Health privacy commitments (additional information can be found at: telus.com/en/health/about-telus-health/privacy)
●	The TELUS privacy management program, which includes a framework for the identification, mitigation, monitoring and reporting of privacy risk. This framework has been made available to all of our team members, as well as our customers (additional information can be found at: telus.com/en/about/privacy/management-framework)
●	Our robust data governance model, which addresses the operational risks associated with the use and management of personal data, with guidance on the risks associated with data, the importance of respecting the confidential nature of customer data and the essential objective of maintaining customer trust
●	Our data enablement plan and data risk management process, which supplement the existing measures for the early identification, assessment, treatment and monitoring of data privacy risks. These are supported by a growing network of trained business data stewards deployed across our business units. The business data stewards provide more informed practical insight and monitoring for data governance.

10.7 Generative AI

Risk category: Strategic

The advent of widely available GenAI offers promising opportunities to make significant advances in automation and communication, but may also expose us to risks involving our strategy, security and brand. GenAI refers to a subset of AI that is focused on the generation of new and original content, such as images, text or music, based on patterns and examples identified in existing data. Deep learning algorithms are able to generate content that has not been explicitly programmed. Other applications of machine learning in the analysis of big data are outside the scope of this definition; however, GenAI presents an unusual risk as a result of its accessibility and rapid adoption. This accelerated development in the popularization and commercialization of AI has generated new opportunities for, and pressures, on TELUS.

Part of TELUS Digital’s business strategy for future growth is based on the assumption that a significant portion of its services will continue to be delivered through automation. TELUS Digital may not develop and adopt technologies effectively or quickly enough or it may face negative public reaction to increased automation, for example, because its use may result in the reduction of employment positions. Further, increased automation of or reduction in employment positions through the use of AI or other technologies by TELUS Digital or by its clients could reduce the demand for many of its service offerings. This may be particularly true with respect to revenue derived from its CX business, which may be negatively impacted by the introduction of AI capabilities into its marketplace. In particular, tools utilizing AI algorithms, which are based on machine learning and predictive analytics, may generate inaccuracies, unintended bias or discriminatory outcomes that could lead to errors in content moderation decisions, with the potential to harm TELUS Digital and its clients’ brands and otherwise adversely affect its business.

GenAI has already had a profound impact on virtually every type of workplace and employment, and the emergence of agentic AI technologies may lead to further transformation. We recognize the significant competitive advantage and productivity gains offered by deploying this disruptive technology in alignment with our commitment to using AI responsibly. By democratizing its use across our organization, we can foster innovation that will drive a comprehensive transformation of our work processes. Encouraging widespread engagement with these technologies can foster creative solutions and accelerate our digital evolution.

TELUS Corporation – Management’s discussion and analysis – 2024

Changes over the past 12 months

We have launched and frequently iterated, a secure internal GenAI tool that incorporates many compelling features and is intended to offer our team members a safe alternative to external and publicly available applications. This internal solution provides additional safeguards for corporate information, aligns with our data governance policies, and supports our information security and AI governance practices.

In July 2024, TELUS Digital launched Fuel iX EX, an enterprise-safe employee assistant to support productivity, creativity and research - the first application built on the Fuel iX engine, providing access to a multitude of large language models.

On August 1, 2024, the AI Act came into effect across the EU. The AI Act is the first comprehensive legislation designed to regulate the development and use of AI across the EU. It will become applicable in phases over two years following its entry into force. In the United States, Colorado became the first state to adopt similar legislation in 2024. This may prompt other states to follow suit, which may result in a patchwork of AI regulations and compliance requirements at the state level. We may be subject to these laws.

Refer to Regulatory matters in Section 10.3 for more information on the proposed changes to federal and provincial privacy legislation with respect to the use of AI.

Potential impact

Today, organizations are exposed to rising levels of new risk as a result of rapid technological advances, particularly advances in GenAI applications. GenAI is capable of generating outputs that are novel and unpredictable, but may also be irrelevant or incorrect. The utilization of GenAI also raises significant concerns related to the protection of privacy and sensitive data, given the potential dissemination of confidential information or the misuse of personal data, as well as the generation of content that may infringe upon copyright or intellectual property rights. Any breaches of our internal data management and security measures could result in the dissemination of sensitive information, leading to reputational damage and possible legal consequences (see Section 10.18 Litigation and legal matters).

GenAI may incorporate or amplify biases that are inherent in its underlying training data. Any biases in those datasets may then prompt the application to generate outputs that are also biased, with content that may be inaccurate, misleading or possibly offensive, which in turn may expose us to risks related to our decision-making, privacy and brand.

New legislation and regulatory requirements relating to AI, and especially GenAI, may lead to a more complex compliance environment, heighten litigation and enforcement risks, or impose additional compliance costs or operating restrictions.

The use of AI or other automation technologies by our TELUS Digital business may lead to negative perceptions by customers including public and private companies and related legislative efforts could have adverse impacts on the demand for our services. TELUS Digital may not keep abreast with AI-related developments or do so on a timely basis and may not be able to develop and deploy new technology solutions as rapidly or efficiently as its competitors, which may result in reduced revenues.

Mitigation

AI has the potential to positively transform business and society, but only if stakeholders continue to have confidence in the technology and trust in its use and users. Our approach to using AI is grounded in our customers first commitment. TELUS has established a Trust Model, which advocates for the responsible use of data in ways that build trust by creating value, promoting respect and ensuring data security. Our responsible AI program sets out principles and guidelines for the ethical and responsible development, implementation and management of AI technologies within our organization. We believe that the responsible use of AI will help us serve our customers better, and will also support a friendly future.

As a world-leading communications technology company, we have established a GenAI Board to provide governance and oversight for the commercialization of GenAI opportunities and foster sustainable proficiency in GenAI across all of our teams. We have also implemented a GenAI Governance Council to oversee our AI governance initiatives and programs, as well as GenAI governance working groups focused on implementation. Our responsible AI program provides a framework that supports the human-centric adoption of GenAI, with adversarial testing practices and guidance on prompt engineering.

TELUS Corporation – Management’s discussion and analysis – 2024

We have taken a national leadership position in responsible AI, proactively consulting with our ecosystem of stakeholders regarding the development of AI regulations. TELUS is the first company in the Canadian telecommunications industry to sign the ISED voluntary Code of Conduct, enabling us to demonstrate leading practices in our industry while formal regulations are still in development. See Section 10.3 Regulatory matters for more details.

To ensure our employees are prepared for a future driven by AI, we have implemented several AI literacy programs across the organization. We are democratizing access to AI knowledge and tools, enabling team members to understand the opportunities presented by these technologies, as well as their risks and limitations. This initiative is poised to foster a culture of informed innovation and ethical AI adoption. Our Data and Trust Office has enhanced its tools and the training of its team members so that material privacy and ethical risks related to the use of AI by TELUS are identified and documented and appropriately treated through mitigation or other actions.

We have developed a robust enterprise-grade AI infrastructure that includes standardized frameworks, security controls and governance processes. Our enterprise AI platform provides team members with secure, reliable access to AI tools, with guardrails that address technical risks, ensure the protection of privacy and data, and maintain consistent standards. This systematic approach allows us to scale AI adoption responsibly and safely across the organization while maintaining high levels of reliability and security.

At TELUS Digital, to support changes and developments in the AI regulatory landscape, we have increased and enhanced our specialized resources to track these developments and help guide our employee training, customer communications and strategic planning. These resources support our efforts to maintain an alignment with industry best practices and keep pace with regulatory requirements. Further, by keeping apprised of developments in the AI space, these resources support our ongoing innovation and sustainable technological advantages and enable us to respond effectively and timely to changes in technology, all while keeping pace with regulatory changes. Where customers are looking to other vendors to deploy AI-based technologies, we distinguish ourselves by providing what we believe to be higher quality, more comprehensive and expertise-backed services. There is concern amongst our team members, potential candidates for employment with us, our suppliers and customers and the public in general regarding the ethical use of AI and the potential impact its use might have on employment opportunities with TELUS Digital. In response to these concerns, we are taking the opportunity to keep abreast of best practices and to upskill our employees. Through these initiatives, we provide our employees with more value-added and challenging work, while also offering them development opportunities and greater job satisfaction, and maintaining our caring culture.

10.8 Climate and the environment

Risk category: Strategic

Our operations, infrastructure, team members, suppliers, customers and communities are exposed to climate-related physical risks, which include extreme weather events and other natural hazards. We may also be exposed to transition risks related to climate change, such changes in legislation or regulatory policies, or the mandated deployment of lower-emission technology.

Our data and voice communications infrastructure, including TELUS Digital delivery locations in Africa, Central America, China, Europe, India, North America and the Philippines, may be damaged or disrupted by natural disasters or extreme weather events, including those resulting from, or exacerbated by, climate change, such as earthquakes, floods, heavy rains, winter storms, extreme heat waves, tsunamis and cyclones; epidemics or pandemics or other outbreaks of disease; technical disruptions and infrastructure breakdowns, including damage to, or interruption of, electrical grids, transportation systems, communication systems or telecommunication cables; issues affecting information technology systems and networks, including computer glitches, software vulnerabilities and electronic viruses or other malicious code; accidents and other events, such as fires and floods, as well as the failure of fire suppression and detection, heating, ventilation or air conditioning systems; or other events, such as protests, riots, labour unrest, security threats and terrorist attacks. Any of these events may lead to the disruption of information systems and telecommunications services for sustained periods, cause delays and inefficiencies in our provision of services to clients and potentially result in the closure of our operating sites. They also may make it difficult or impossible for team members to travel to, or work in, our business locations. Some locations may not be equipped to provide support for our team members to work from home due to insufficient connectivity, gaps in external infrastructure or the nature of the work itself.

TELUS Corporation – Management’s discussion and analysis – 2024

Certain areas of our operations are subject to environmental considerations, such as the construction of telecommunications infrastructure, handling and disposing of waste, electronic waste or other residual materials, managing our water use, and responding to spills and releases. The pace at which we can reduce emissions of greenhouse gas (GHG) depends on a variety of factors that may change over time. Our most significant sources of scope 1 and 2 GHG emissions include, but are not limited to, the direct and indirect supply of energy for use at our owned and leased real estate properties in Canada, cell tower sites and vehicle fleets, as well as the supply of fuel to remote generator sites, which is within our operational control but exposes us to other risks. Some areas of our operations are also subject to evolving and increasingly stringent federal, provincial and local environmental and health and safety laws and regulations. These laws and regulations impose requirements with respect to matters such as the release of certain substances into the environment, corrective and remedial action concerning such releases, protection of sensitive ecosystems and associated wildlife habitat, and the proper handling and management of certain substances, including wastes.

Changes over the past 12 months

Regulatory changes in jurisdictions around the world are beginning to shift from voluntary to mandatory environmental and sustainability disclosures, with significant developments in several jurisdictions. In Canada, the Canadian Securities Administrators continue to work on developing requirements for Canadian issuers, which we expect in the near future. Jurisdictions worldwide are moving toward more comprehensive, mandatory disclosures of climate-related information, including governance, strategies, metrics, targets and risk management practices, with a growing emphasis on standardized reporting of GHG emissions and climate-related scenario analysis.

Potential impacts associated with low levels of non-ionizing radio frequency (RF) emissions from mobile phones and cell towers have been a matter of public concern, and we anticipate that they will continue to be a public concern as we deploy 5G network technology, with the number of small cells in our infrastructure expected to increase as we continue to upgrade our network. There have also been concerns raised regarding the lead-sheathed cables in the networks of telecommunications companies.

Potential impact

Evolving public expectations and increasingly stringent laws and regulations are adding to the costs of compliance, while failure to recognize and adequately respond to these regulations could lead to regulatory scrutiny and penalties, as well as damage to our reputation and brand.

We may not be able to achieve our targets and objectives with respect to reducing GHG emissions, which may result in adverse publicity and damage to our reputation. Regarding the sustainability-linked bonds we have issued to date (between 2021 and through 2024), failure to achieve our sustainability performance target – a reduction of 46% in our absolute scope 1 and 2 GHG emissions by 2030 from a base year of 2019 – would trigger higher interest payments associated with these bonds through an interest rate step-up.

Damage or destruction that interrupts our provision of services would adversely affect our brand and reputation, our relationships with our customers, clients, suppliers and stakeholders, and our leadership team’s ability to administer and supervise our business, and may cause us to incur substantial additional expenditures to repair or replace damaged network infrastructure, equipment and sites. We may also be liable to our clients for disruption in service resulting from such damage. Our resiliency provisions and disaster recovery plans may not be sufficient to support the continuous and reliable delivery of our services during disruptions, or to limit the duration and impact of service outages sufficiently, or at all. While we currently have commercial liability insurance, our insurance coverage may be insufficient or may not provide coverage at all for certain events. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future, or such insurance may become unavailable or unaffordable, as the insurance industry grapples with the impacts of climate change on its business models. Prolonged disruption of our services could also entitle our customers and clients to terminate their contracts with us or require us to pay penalties. Any of these factors may have a material adverse impact on our business operations, financial performance, financial condition and cash flows.

Mitigation

We have established a comprehensive emergency management and business continuity program, including the EMOC, that encompasses provisions for monitoring and preparedness, as well as mitigation, response and recovery. These programs enhance the safety of our team members, minimize the potential impact of threats to our facilities, infrastructure, business operations and our brand, support the maintenance of service to our customers, and help keep our communities and first responders connected.

TELUS Corporation – Management’s discussion and analysis – 2024

In response to the growing number of climate-related challenges that are emerging across Canada, we have invested $125 million over a five-year period to enhance climate resilience and emergency response infrastructure. Our proactive strategy is designed to enhance our ability to withstand and respond effectively to environmental threats across the country. To achieve this, we have implemented proactive vegetation management, as well as thorough assessments to prepare for upgrades of critical facilities with fire-resistant materials. Additionally, through the deployment of advanced weather forecasting systems and AI bots, we have enhanced our threat detection and emergency communication capabilities. These efforts have streamlined decision-making processes and reduced response times through improved coordination with emergency management organizations.

We have established community-based emergency management liaisons across Canada and expanded the scope of our collaboration with our Canadian telecom industry peers, power generation partners and other key interested parties to enhance preparedness for major events and disasters. To further cultivate our preparedness excellence, we have also enhanced our training programs and scenario-based exercises. We were recognized by the Disaster Recovery Institute (DRI) Canada with its 2024 DRI Response and Recovery award for the third consecutive year, as well as its inaugural 2024 DRI Preparedness and Mitigation award, acknowledging our commitment to emergency management excellence.

We continue to move forward on a number of projects and programs to reduce energy use – the primary source of our operational GHG emissions – such as lighting retrofits and network equipment upgrades, along with longer-term initiatives such as our vehicle fleet electrification program, which includes a fit-for-purpose component, as well as the installation of electric vehicle (EV) charging stations and our ongoing real estate optimization.

We are committed to following sustainable and responsible business practices and making decisions that balance economic growth with social and environmental benefits. We have implemented award-winning sustainability and environmental governance practices and related disclosure. The review and monitoring of our approach to environmental, governance and sustainability matters is the responsibility of the Audit Committee and Corporate Governance Committee, acting on behalf of our Board of Directors. This includes our strategic plans and objectives, as well as reporting on our exposures to climate-related risks. Our Chief Executive Officer and Executive Team exercise oversight of climate-related risks and opportunities and provide approval of the overall strategic direction of our sustainability programs. Our Sustainability and Environmental Compliance team prepares quarterly reports for the Corporate Governance Committee, as well as other updates for the Board as required, on risks, targets and other key performance metrics related to climate change and the environment.

The disclosures in our Sustainability and ESG report and other filings include information pertaining to the governance and management of climate-related risks and opportunities.

An ISO 14001:2015 certified environmental management system is in place to identify and limit environmental impacts associated with our operations and to support compliance with regulatory requirements. The system is audited annually by a third party. We are continuing to identify new ways to reduce our environmental impact.

The federal government is responsible for establishing safe limits for human exposure to RF electromagnetic fields in Canada. We are confident that the mobile handsets and devices we sell, and our cell towers and other equipment and associated devices, comply in all material respects with all applicable Canadian and U.S. government safety standards. We continue to monitor new published studies, government regulations and public concerns about the health impacts of RF exposure. Ongoing stakeholder engagement is also part of the regulatory process involved in the installation of new cell towers.

We have a very small number of lead-sheathed cables, representing less than 0.3% of our remaining legacy copper network. A large percentage of lead-sheathed cables have been removed, and more will be removed as we continue to implement our copper retirement strategy. The majority of the remaining lead-sheathed cables are underground, within a contained conduit structure (vault) that is inaccessible to the public.

TELUS Corporation – Management’s discussion and analysis – 2024

10.9 Operational performance and business combination

Risk category: Strategic

We will partner, acquire and divest as necessary to accelerate the implementation of our growth strategy. In our pursuit of certain partnerships and acquisitions, we may seek opportunities to expand the scope of our existing services, add new customers or enter new markets around the world. There can be no assurance that we will successfully identify suitable candidates in the future for partnerships, for strategic transactions at acceptable prices or at all, or be able to complete any such transactions.

As we have expanded our operations across new business sectors and geographic markets, we expect to expand and improve our internal systems in the locations in which we operate to address the anticipated growth of our business. We are also continuing to look for delivery locations and service offerings that will minimize the risks of operating in a limited number of countries and/or expand our capabilities and customer value propositions. To deliver on this strategy, we must effectively manage our infrastructure and the expansion of our workforce, establish additional delivery locations or hire skilled team members as and when required to meet the ongoing needs of our customers and clients and to maintain our current growth trajectory. We must also manage cultural differences among our team members, including workers’ councils and trade unions, which may heighten our exposure to the risk of employment law claims and add to the complexity of our operations. Our inability to execute our growth strategy, to ensure the continued adequacy of our current systems or to manage our expansion, capital and other resources effectively could have a material adverse effect on our business operations, financial performance, financial condition and cash flows. The international nature of our business operations also exposes us to various economic, political and other risks associated with doing business globally.

Changes over the past 12 months

Over the course of 2024, we made a number of small, immaterial acquisitions and divestitures to support our growth strategy. Please refer to Note 18 of the Consolidated financial statements for more information.

Potential impact

Business combination transactions may add to the complexity of our corporate structure, product and service offerings, and operational systems and processes. Robust due diligence and timely post-acquisition integration are necessary to ensure we realize potential synergies and achieve strategic growth.

We may be unable to successfully identify key risks during due diligence, complete the related transaction or successfully integrate our current or future acquisitions into our operations and culture within the expected timelines, or at all. We therefore may not realize the benefits of our current or future acquisitions and may be unable to manage the associated risks. Consequently, any acquisition we complete may not deliver the long-term benefits or synergies we had anticipated, and we may not be able to develop the acquired business in the manner we had planned.

The risks associated with doing business globally – and in particularly challenging emerging markets – may impede the execution of our strategy by limiting the countries and regions in which we are able to expand. The impacts of these risks may also emerge only after we have made investments and begun preparations to provide services in a new country or region. Our exposure to such risks may cause us to incur additional costs to mitigate the potential impact of these risks on our business. Finally, international trade and political disputes can adversely affect the operations of multinational corporations like TELUS by limiting or disrupting trade and business activity between countries or regions. For example, we may be required to limit or halt operations, terminate customer or client relationships or forgo profitable opportunities in countries which may, in the future, be subject to sanctions or other restrictions on the business activity of corporations such as TELUS, by Canadian or U.S. legislation, executive order or otherwise. Some TELUS Digital clients have been targeted by, and may in the future be subject to, such sanctions. Trade disputes between countries may also lead to unexpected operating difficulties in certain countries, including heightened regulatory scrutiny, complications involving the repatriation of funds or negative impacts on currency exchange rates. All of the foregoing could have a material adverse effect on our business operations, financial performance, financial condition and prospects.

Given the rapid rate of technological change, we may also look to partner and invest in emerging opportunities that may not yet be completely viable and established. These investments may require large levels of initial funding and experience low levels of initial adoption, growth and returns, all of which could impact our financial position in the short term.

TELUS Corporation – Management’s discussion and analysis – 2024

Mitigation

To support ongoing investment in leading-edge and innovative technology, we have diversified our approach to allow for differing levels of investment, which we determine based on the relative maturity of a technology in its life cycle, its alignment with our strategy and its connection with our value proposition. Through TELUS Global Ventures, we invest in line with our commitment to help develop new technologies with the potential to deliver benefits for our customers, stakeholders and shareholders while minimizing risks. In addition, we continue to engage in partnerships that conduct research and development of leading-edge innovative technology and services in sectors such as healthcare, agriculture, security, home automation and entertainment.

Over time, we have built a disciplined corporate development and ventures expertise, with due diligence and post-acquisition integration planning, reinforced by a well-defined process and governance approach to evaluating investments, acquisitions and the alignment of workplace cultures. When a larger-scale business combination is contemplated, our teams follow a well-established and collaborative due diligence review process, with oversight provided by our senior leadership and Board. In addition, post-acquisition plans are developed to support onboarding, engagement and cultural alignment, as well as operational integration with our risk monitoring and management practices.

10.10 Customer service

Risk category: Operational

Our customers’ loyalty, their likelihood to add to the services they engage us for, and their likelihood to recommend us all depend on our ability to provide a service experience that meets or exceeds their expectations and is differentiated from our competitors. Our service delivery teams focus on operational excellence and efficiency, implementing radical simplification, investing in digitization to enhance the customer experience and becoming best-in-class solution advisors, with the objective of safely minimizing the effort involved for our customers when they interact with us.

Changes over the past 12 months

Changes in our customers’ expectations and preferences have affected many areas of our service delivery. These include a major acceleration of our transformation into a digital-first organization and the proliferation of self-serve capabilities to help our customers. As a result, our teams around the world have also been affected, requiring us to be agile in enabling team members to work with customers virtually in support of do-it-yourself (DIY) capabilities. While we maintained our position as the national provider with the lowest number of complaints submitted to the Commission for Complaints for Telecom-television Services (CCTS), we observed a narrowing of the gap between us and our competitors. We are proactively addressing this by working diligently on improvements to our services and customer experience, seeking not only to maintain, but also to reinforce, our position in this critical area.

Potential impact

Delivering sub-optimal experiences when our customers engage with us for the provision of services or support may negatively impact customer satisfaction, our portfolio of brands and our ability to grow our customer base, including customers of our telecom businesses, our health business and our agriculture and consumer goods business, in addition to those of TELUS Digital. Inadequate or inefficient customer interactions (e.g. order taking, support contact, service delivery, billing accuracy, and network and services reliability) may result in incremental customer dissatisfaction and rising churn rates. Failure to continue to execute effectively on organizational initiatives, such as our solutions advisor support, digitization and simplification, or our customers first priority, may lead to a deterioration in the customer experience we provide. Any significant or prolonged systems and service disruptions or outages may negatively impact customer satisfaction and our brands.

TELUS Corporation – Management’s discussion and analysis – 2024

Our corporate sustainability and social purpose initiatives are an important part of our organizational culture and are key factors in attracting and retaining customers and employees and differentiating us from our competitors. If we are unable to meet or exceed the evolving expectations of our customers in these areas or implement our ambitious corporate sustainability and social purpose initiatives on a timely basis, and communicate them effectively to our customers, our reputation may suffer, which may negatively impact our ability to attract new customers and retain existing customers.

TELUS Digital has realized a significant portion of its revenue from a limited number of large clients, and we believe this will continue in the near term. Google was TELUS Digital’s largest external client for the years ended December 31, 2024 and 2023, and accounted for approximately 14% and 13% of its revenue, respectively. The volume of work performed for specific TELUS Digital clients or the revenue that generates can vary from year to year. Any significant reduction in, or elimination of, the volume of services TELUS Digital provides as a result of client consolidation or our removal from a key client’s provider network would reduce TELUS Digital’s revenue and could negatively affect our business. In addition, such consolidation may encourage clients of TELUS Digital to apply more pressure to lower the prices it charges for its solutions.

Mitigation

Continued simplification and digitization, including our ongoing development of conversational interactive voice response and enhanced call-back capabilities, have improved first-time interaction experiences for our customers by reducing the number of call transfers and shortening wait times. We continue to enhance the reliability and functionality of our websites and applications, while promoting digital engagement to further simplify interactions for our customers and reduce the volume of calls related to basic transactions and other concerns.

We remain steadfast in our commitment to customer service excellence, and we have implemented several important initiatives to address these challenges and reinforce our industry-leading position. These initiatives are intended to enhance customer experience and satisfaction and strengthen our competitive advantage in service quality. We are evolving our comprehensive multi-pronged strategy including our customer satisfaction performance management framework to make improvements in this area. We are strengthening our cross-functional leadership approach to our critical customers first parameters, incorporating enhanced oversight of network and systems reliability. Our wireless service improvement plan includes strategic network expansion and we are making significant investments in billing systems modernization focused on enhancing our customers’ experience. To maintain our industry-leading position in customer service, we are developing an end-to-end customer communications strategy while expanding our digital service capabilities. These initiatives will enable us to provide premium 24/7 support options and reduce reliance on traditional contact centres, improving customer satisfaction while optimizing operational efficiency.

We have also launched TELUS Expert Messaging, enabling customers to reach us at their convenience, resolve issues faster than by calling us, and access support 24/7 with an agent. This critical new feature is transforming our support model, reducing costs by diverting our customers’ calls to messaging for more efficient issue resolution. Moving forward, we are continuing to monitor our customer service metrics closely, and we will adjust our strategies as necessary to maintain our leadership in customer satisfaction.

We continue to build on our innovative capabilities to enhance our customers’ experience. Harnessing the capabilities of AI, we have developed virtual conversational agents, or chatbots, that can provide automated responses to user queries. We have also implemented network business analytics to identify network issues, optimize performance and improve customer satisfaction. In addition, our field teams are focused on reducing the time they spend in each customer’s home by retrofitting customer premises with DIY equipment and by updating our customers’ understanding of billable professional services. In conjunction with our advanced DIY installation and repair programs, we are continuing to lower our costs and offer more options for our customers. Our customers first commitment drives us to consistently deliver an industry-leading customer experience by ensuring that our frontline team members can provide better service and offer multiple transaction options. We prioritize first-call resolutions to address customers’ concerns more efficiently, without the need for additional calls or service visits, enhancing both the customer experience and cost efficiency. We work diligently to minimize the number of service complaints submitted to the CCTS about us by identifying patterns and providing more informed and personalized coaching to our customer experience agents, enabling them to effectively address our customers’ underlying concerns.

TELUS Corporation – Management’s discussion and analysis – 2024

TELUS Digital was founded with an intensive focus on customer service excellence, continuous improvement and a values-driven culture with the strategic objective of better serving a growing portfolio of global clients. Through TELUS Digital, customer care and business services are delivered from within a unified TELUS-wide culture by a flexible team with more than 75,000 team members in 31 countries, which minimizes business disruptions. We acquired WillowTree in early 2023 to support and augment the premium front-end design and build capabilities that TELUS Digital offers to its clients.

10.11 Our systems and processes

Risk category: Operational

We are a key provider of essential telecommunications and security services in Canada. Through TELUS Health, we ensure optimal care by combining the power of technology and data with the provision of market-leading experiences. Within TELUS Agriculture & Consumer Goods we leverage technology and data to improve the flow of information across the agricultural, food and consumer goods industries in Canada and internationally. Similarly, our TELUS Digital team provides digital customer experience services to global brands. Our success depends in part on our ability to deliver reliable and continuous services to all of our customers.

We have a large number of interconnected operational and business support systems. Acquisitions and the development and launch of new services typically require significant systems development and integration efforts. If these activities are not effectively managed, they could expose us to potential cybersecurity, privacy and brand risks. As leading-edge services are introduced, they must work with next-generation systems, frameworks and IT infrastructures, while also being compatible with legacy services and support systems. In addition, our large enterprise contracts may involve complex and multi-faceted customer-specific enterprise requirements. These requirements may include customized reporting and systems to support service delivery, which may impede or lengthen the implementation cycle and further delay revenue recognition. For TELUS Digital, the contracts it enters into with its clients may involve prolonged contract negotiation periods, pilot programs or extended ramp-up periods, which may also delay revenue recognition.

Changes over the past 12 months

Like other organizations, we rely on third-party cloud-based computing services to deliver our IT services through either software-as-a-service (SaaS) or infrastructure-as-a-service (IaaS) solutions. While this can result in benefits in terms of our speed to market, reliability, performance and agility, it requires adjustments to our operations and may add to the potential for service disruptions. Operational support processes and vendor negotiations must take into account that the delivery of hardware and software services may occur beyond our infrastructure, and therefore controls need to be incorporated into our operational support processes and tools.

In addition, we routinely have numerous integration activities, development initiatives and complex system and process change initiatives underway. (See Section 4.2 Operational Resources)

Potential impact

Our network, technology, infrastructure, supply chains, team members and operations may be materially impacted by disruptions in critical infrastructure functionality as a result of intentional threats (see Section 10.6 Security and data protection), labour disruptions (see Section 10.12 Our team), climate-related risks and natural hazards or unintentional threats (see Section 10.8 Climate and the environment), health threats (such as epidemics or pandemics), competitive threats and geopolitical pressures. Any of these risks or hazards may adversely affect our ability to deliver services to our customers and may also make it difficult or impossible for team members to travel to, or work in, our business locations. We may also be liable to our customers for any service disruption resulting from such damage or destruction. Core expertise and competencies in all areas of our organization are in high demand worldwide and our operations and continued growth depend on our ability to hire, retain and develop skilled leaders and key team members. Any of the above factors may adversely affect our business operations.

TELUS Corporation – Management’s discussion and analysis – 2024

As the complexity of our systems increases, our system stability and availability may be affected. There can be no assurance that any of our IT systems or process change initiatives will be implemented successfully, that they will be implemented in accordance with anticipated timelines, or that sufficient numbers of skilled team members will be available to complete such initiatives and maintain our competitive position in the marketplace. If we fail to deploy and maintain functional and reliable IT systems on a timely basis, fail to create and maintain an effective governance and operating framework to support the management of our teams, or fail to adapt and streamline the operations of our numerous legacy systems and proactively meet constantly evolving business requirements, we could experience an adverse impact on our business and financial performance.

Mitigation

We have established a next-generation business support systems (BSS)/operational support systems (OSS) framework, based on the telecommunications industry’s TeleManagement Forum standards, which separates BSS and OSS from underlying network technologies. This decouples the introduction and ongoing evolution of new network technologies from the provision of customer services, so both can evolve independently, enabling us to optimize network investments while limiting any impact on customer services. For example, we can deploy vendor technologies and SaaS and IaaS capabilities to avoid custom development where possible. We deployed this BSS/OSS framework concurrently with our fibre roll-out and legacy copper migration, and we are also using the framework for our 5G growth and enhancement. As we make significant investments in system resiliency and network reliability in support of our ongoing customers first initiatives, the framework is allowing us to refresh and extend these systems and networks independently and more rapidly than we were able to in the past.

We continue to enhance our VPN infrastructure to ensure stability, productivity, and security for team members working from home and from alternative locations. This includes regular upgrades to our VPN systems, improving connection capacity and reliability while enhancing security measures. To the extent possible, we have equipped members of our TELUS Digital customer service team to provide remote support to their clients. In addition, TELUS Digital’s AI Data Solutions utilizes the services of a crowdsourced provider base that is geographically dispersed in countries around the world.

Consistent with best practice, we continue to invest in mitigating the risks inherent in legacy technology, modernizing key platforms and capabilities for greater flexibility and reliability, and securing the benefits and capabilities that cloud-based operations can provide. We continue to modernize and improve our systems and critical applications by leveraging proven, state-of-the-art, cloud-based technologies and capabilities. We also continue to equip our teams with advanced digitization and cloud expertise and skills, so that they are able to play a leading role, today and into the future. We are leveraging our partnership with Google from 2021 through to 2030, supplementing our in-house expertise and experience as we extend the digitization of our business operations by harnessing the capabilities of Google Cloud Platform, as well as other partners and cloud-based service providers.

We have release and change management policies, processes and controls in place that are based on industry best practices. In general, we strive to ensure that system development and process changes are prioritized, and we apply an integrated approach to such initiatives that includes appropriate risk identification and contingency planning, scope and change control, and resource and quality management. We conduct reasonable functional, performance and revenue assurance testing, as well as capturing and applying any lessons learned. Where a change involves major system and process conversions, we often shift our business continuity planning and emergency management operations centre to a heightened state of readiness in advance of the change.

For each new large enterprise contract, we look to leverage systems and processes developed for previous contracts while incorporating other elements as required, using a controlled methodology to draft a new custom solution and following standard industry practices for project management and systems support.

We conduct ongoing monitoring of our systems and critical applications. Risk-based disaster recovery capabilities are leveraged to help prevent outages and limit impacts on our customers and operations. In addition, enterprise-wide business continuity programs are in place to support monitoring, preparedness, mitigation, response and recovery.

TELUS Corporation – Management’s discussion and analysis – 2024

10.12 Our team

Risk category: Operational

Our success depends on the well-being and engagement of our team members and their diverse abilities and experiences, as well as our ability to attract, retain and advance the skilled and talented employees upon which our service offerings depend.

We believe that our unique customers first focus and our inclusive culture have contributed to our ability to attract and retain a highly skilled, diverse, engaged and motivated global workforce, which in turn has earned strong customer and client retention. It may become more difficult for us to maintain a culture that supports our success as we continue to evolve our products and services, open new delivery locations, add to our workforce and acquire new businesses. If our unique culture is not maintained, our ability to attract and retain highly skilled team members across our key business areas, as well as our customers and clients, may be negatively impacted, and our operational and financial results may be adversely affected.

Our business could also be adversely affected if individuals providing their data annotation services through TELUS Digital’s AI Data Solutions were to be classified as employees. The classification of certain individuals who provide their services through third-party digital platforms as independent contractors has been challenged by legislators and government agencies in the United States and Europe, as well as other countries in which TELUS Digital’s AI Data Solutions relies on the services of independent contractors. Similarly, some of the healthcare practitioners who are supporting our virtual care business in TELUS Health, as well as some of the engineers who are supporting our development of technology solutions in TELUS Agriculture & Consumer Goods, may be classified as employees instead of independent contractors by administrative tribunals or courts in certain jurisdictions. We generally believe that most of those individuals who provide their data annotation services through TELUS Digital’s AI Data Solutions, those healthcare practitioners who support our virtual care business and those engineers who support our development of technology solutions are independent contractors. Independent contractors can choose whether, when and where to provide services, while data annotation professionals can choose to provide services on competitors’ platforms, and they use their own equipment. In the case of healthcare practitioners, they can choose to provide services in other non-virtual healthcare settings. We may not be successful in defending the independent contractor classification in the jurisdictions in which we operate or when such classification is challenged. The costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) that address the independent contractor classification could be material to our business.

Changes over the past 12 months

Persistent global, macroeconomic, social and environmental uncertainties, multi-country business acquisitions, as well as with internal restructuring initiatives and efficiency programs, may raise the level of stress for our team members.

Potential impact

Lost work time resulting from team member illness or injury can negatively affect productivity and employee benefits expense. The potential loss of key team members due to disability, attrition or retirement, or difficulty in retaining skilled team members, could negatively affect our growth, business operations and profitability, as well as the experience we provide for our customers.

Technological advances are changing the skill sets needed for team member roles across our workforce, leading to heightened global competition for resources.

Our failure to meet our team members’ evolving expectations in the areas of corporate sustainability and social purpose could impair our ability to attract and retain team members.

Our recent multi-country business acquisitions may expose us to risks related to our team members and our culture. The challenges associated with rapid workforce expansion may impact our ability to maintain consistent cultural values, engagement levels and talent retention across diverse geographies. The volume and complexity of multiple ongoing integrations may strain leadership capacity and impact team cohesion, potentially affecting operational performance and cultural alignment.

TELUS Corporation – Management’s discussion and analysis – 2024

Mitigation

Our People and Culture team drives a multi-pronged strategy to amplify the best culture for our team members that is safe, empowering and engaging. Our culture is anchored in our TELUS values. Those values have been the cornerstone of our high-performance culture, defining TELUS as both an organization and a team, and guiding our interactions with each other, our customers and communities. They encompass our unwavering customers first mindset, our commitment to diversity and inclusion, and our support for communities:

●	We passionately put our customers and communities first
●	We embrace change and innovate courageously
●	We grow together through spirited teamwork.

Our objective is to attract, develop and retain talented employees. We achieve this objective by investing in our people throughout their careers, and by offering diverse and inclusive employment prospects and development opportunities, as well as a unique and progressive culture.

To support team members’ overall well-being and achieve a positive change in absenteeism in the workplace, we take a proactive, holistic approach that involves risk prevention, early intervention, team member and family assistance, mental health training, engaging social and educational well-being initiatives, assessment and support services, disability management, and accommodation and return-to-work services. Our well-being strategy aligns with best-in-class frameworks, including the National Standard for Psychological Health and Safety, and encourages our team members to develop optimal personal health across five dimensions of well-being: physical, psychological, financial, social and environmental. To promote safe work practices, we offer training and orientation programs for team members and contractors who have access to our facilities.

Through our annual Pulsecheck engagement surveys, we continue to assess our team’s health and well-being and gather their insights about our work environment. We continue to see a strong positive response to TELUS as a socially and environmentally responsible organization, and our inclusion index score remains at 85% (excluding TELUS Digital), unchanged from the previous year, further reinforcing the inclusive and welcoming culture we have created at TELUS. With an engagement score of 81% (excluding TELUS Digital), TELUS is amongst the top 25% of organizations globally, according to our survey provider, Mercer (formerly Kincentric).

Our collective effort to embrace ethical, transparent, inclusive and respectful behaviour helps us continue to deliver on our customers first promise, while further elevating our world-leading culture and our global leadership in social capitalism. In 2024, we continued to advance our equitable workplace culture through our multi-year diversity and inclusion (D&I) evolution strategy.

We appreciate and celebrate every team member’s unique talents, voice and abilities, and we encourage them to always bring their best selves to work. As noted above, in 2024, we achieved a score of 85% (excluding TELUS Digital) on our inclusion index, an indicator of the strength of our inclusive culture – where team members experience a strong sense of connection and belonging, find opportunities to learn and grow through meaningful work, and develop a strong sense of being valued for their contributions and their willingness to challenge the status quo and be part of building a better future.

We remain steadfast in our commitment to accountability and reconciliation, and we continue to advance the implementation of our Indigenous Reconciliation Action Plan (IRAP). We believe that innovation and creativity are essential in building partnerships with Indigenous communities to enable positive economic and social outcomes. Additional information can be found at telus.com/reconciliation.

We strive to attract and retain key team members through both monetary and non-monetary approaches. Our compensation and benefits program supports our high-performance culture and is both market-driven and performance-based. Where required, we implement targeted retention solutions for employees with critical skills or talents that are scarce in the marketplace, and we have a succession planning process in place to identify top talent for senior-level positions.

TELUS Corporation – Management’s discussion and analysis – 2024

We focus on, and manage, organizational change through a formal business transformation function that leverages the expertise, key learnings and successful practices developed in previous years during the implementation of business acquisitions, business integrations and efficiency-related reorganizations.

We have a post-acquisition integration process that works with our business units and the operations they acquire, applying an integration model based on learnings from previous integrations, while also focusing on the unique attributes and workplace cultures of the acquired companies, which advances the standardization of our business processes and is intended to preserve the unique qualities of each acquired operation. In 2024, we began to implement our Global Culture Integration Playbook (GCIP), which we developed in 2023. The GCIP identifies the core characteristics and elements of our winning culture, which is our competitive differentiator, as well as key phase-in steps that are based on the readiness assessment of the acquired company and can be shared across our lines of business and our diverse geographic and operational locations. The phase-in includes establishing country-specific total rewards strategies that are appropriate for the location and aligned with our philosophy. We offer global access to well-being resources, such as our employee and family assistance program (EFAP), our Well-being platform and the Calm application. Our community giving philosophy is demonstrated early on by collaborating with local leaders to organize a TELUS Days of Giving event in their communities, which has proved to be very engaging.

We continuously strive to raise the level of our team members’ engagement. We believe that our strong team member engagement is driven by our focus on the customer and team member experience, our success in the marketplace and our social purpose. We continue to focus on other non-monetary factors that support team member engagement, including performance development, career opportunities, learning and development, recognition, D&I, well-being resources and programs, our leading-edge Work Styles program (enabling team members to work where, when and how they will be most effective, providing them with the flexibility to manage their professional and personal activities every day and equipping them with robust digital collaboration tools to stay connected), and our community volunteerism, including TELUS Days of Giving. Additional information on our programs can be found in our Sustainability and ESG report at telus.com/sustainability.

10.13 Suppliers

Risk category: Operational

We rely on our relationships with multiple vendors, including large suppliers such as Amazon, Apple, Cisco, Ericsson, Google, Microsoft, Nokia and Samsung, which are important in supporting our network and service evolution plans and our delivery of services to our customers. Our suppliers and vendors may experience business difficulties or privacy and/or security incidents, and may face external challenges, such as epidemics or pandemics, global supply chain shortages or shipping and port disruptions, as well as government or regulatory pressures. They may restructure their operations, be consolidated with other suppliers, discontinue or cease to provide support or updates for certain products, or sell their operations or products to other vendors. In addition, various suppliers may sell products or services directly to our customers, rather than selling those products and services through us.

In certain cases, the number of suppliers of a product, service or technology that we use is limited and these constraints may be exacerbated by ongoing consolidation, especially when this involves suppliers of key technologies. In addition, government or regulatory actions with respect to certain countries or suppliers may affect our relationships with certain vendors and our future use of their products and services.

Changes over the past 12 months

While most post-pandemic constraints on manufacturing and shipping have eased, a new operational landscape has emerged. Lead times on deliveries of some key products, which previously were typically four to six months, have not returned to those timelines and now may extend up to 11 months. Overall, supply chains have become more volatile, with suppliers of critical components such as chipsets leveraging their market position to drive more favourable price and allocation decisions. This situation, with its upward pressure on costs, is expected to persist, and this represents a fundamental shift in supply chain dynamics. Furthermore, government-imposed restrictions and tariffs continue to impact product pricing and limit their use, while global conflicts involve risks related to the availability of raw materials and shipping routes. The extent to which these factors may adversely impact our operations and financial performance in the future is uncertain.

TELUS Corporation – Management’s discussion and analysis – 2024

As part of our ongoing wireless 4G and 5G network build, we began a program in 2022 to be in compliance with upcoming Canadian laws related to network equipment suppliers, including concerns about the use of Huawei equipment. We have selected Ericsson, Nokia and Samsung Networks as 5G suppliers, and our compliance program is continuing to move ahead as planned.

We have identified two significant trends in our suppliers’ business activities: ongoing consolidation involving suppliers of key technologies; and a shift by software suppliers to subscription or consumption-based pricing models. Both trends are reducing our vendor options and putting upward pressure on our costs.

Potential impact

Our agility in the delivery of products and services is directly linked to our ability to engage or replace a supplier or vendor on a timely basis and without incurring additional cost. Reliance on certain manufacturers and software providers may reinforce their market power and adversely affect our ability to purchase certain products at an affordable price. Consequently, the success of upgrades and the evolution of technology that we offer our customers may be impacted, as well as the cost of acquisition or the time required to deploy certain technologies and systems (see Section 10.5 Technology for further details).

There is no guarantee that our vendor strategies and agreements will not be impacted by operational difficulties or government/regulatory pressures experienced by vendors, or that we will not incur additional costs or delays in the provision of our services or in the deployment of our technologies and systems.

Mitigation

We value our relationships with our suppliers because they help us achieve our business objectives and contribute to our success. We work closely with key strategic suppliers to ensure appropriate timing in the manufacturing, delivery and warehousing of their hardware or software products, so that our needs can be met regardless of changing conditions. We strive to direct our business to suppliers that have demonstrated a strong commitment to sustainable development by adopting ethical, labour, health and safety, and environmental principles and compliance practices that align with our expectations and support the well-being of their employees, contractors and communities.

Our supply operations, in collaboration with our product development and marketing teams, develop long-term forecasts and adjust purchase order quantities to support our fulfilment capabilities in the context of longer lead times. In addition, we continue to seek alternative devices or sources of supply, and where possible, we refurbish certain devices and certify them for resale as pre-owned devices, including smartphones from our Bring-it-Back program and our professional device repair businesses, such as Mobile Klinik to support sustainability.

As a leading network aggregator, we partner with several network equipment suppliers and work with numerous international and domestic vendors to deliver the best possible experience for our customers across our lines of business. We consider possible vendor strategies and/or restructuring outcomes when planning for our future growth, as well as the support and maintenance of our existing equipment and services. We have reasonable contingency plans that address various scenarios, including working with multiple vendors, maintaining reliable ongoing vendor relationships with periodic reviews of vendor performance, and working closely with other product and service users to influence vendors’ product or service development plans. With the current international focus on telecom suppliers, our business continuity plans have been formalized to ensure availability of supply in compliance with U.S. Bureau of Industry and Security (BIS) Entity List restrictions. For our 5G network build, we entered into partnerships with Ericsson, Nokia and Samsung, consistent with our multi-vendor strategy of limiting the risk that single-vendor dependence may lead to a single point of failure, which could be triggered by adverse economic conditions, geopolitical tensions, natural disasters or other significant events or developments. By adopting ORAN technology, we are adding to our base of suppliers and mitigating the significant exposure to supply chain risks associated with current radio access network vendors. This provides us with a broader range of solutions, and more flexibility in our network infrastructure and technological evolution (see Section 10.5 Technology for further details).

In addition, we regularly monitor the risk profiles of our key vendors and review the applicable terms and conditions of our agreements to determine whether additional contractual safeguards are required. We also promote our supplier code of conduct, which is based on generally accepted standards of ethical business conduct.

TELUS Corporation – Management’s discussion and analysis – 2024

In order to offset the risks associated with a dominant supplier’s market power, we offer and promote alternative devices, providing more choices for consumers and helping us limit our reliance on a few key suppliers. For software purchases, we are evaluating appropriate open source options and alternative suppliers in order to avoid lock-in with a single vendor and to mitigate the risk of substantial cost increases, as software suppliers seek to raise prices through subscription models.

Additional information on supply chain sustainability can be found in our sustainability and ESG report at telus.com/sustainability.

10.14 Real estate matters

Risk category: Operational

Our real estate properties (owned or leased) include administrative office spaces and mixed-use office, commercial and residential properties, all of which may be developed through joint ventures, as well as work centres, spaces for the location of our telecommunications equipment and other real estate development projects that advance our social purpose. Some buildings are constructed on leasehold land, and the majority of wireless radio antennae are located either on towers situated on lands that we hold under leases, or on buildings that are held under leases with varying terms. We are currently participating in real estate joint ventures focused on the strategic redevelopment and monetization of our surplus real estate holdings (see Section 7.11 for further information).

Investments in real estate property development, including return on investment and the realization of related benefits, may be impacted by local economic conditions, changes in construction costs and timelines, financing costs and partnership agreements. Our current and future investments in real estate may also continue to be impacted by changing workplace dynamics, and we are monitoring the evolving return-to-office models.

Changes over the past 12 months

Over the course of 2024, we have:

●	Entered into binding and non-binding joint venture development agreements for the redevelopment of multiple surplus real estate holdings, which we expect will deliver the benefits of monetization upon completion over the next three to five years
●	Continued our program of global consolidation of our office holdings, which has reduced total floorspace at our office locations by approximately 57% from our total pre-pandemic floorspace while enhancing our remaining office footprint to support our team members
●	Continued to downsize the critical network infrastructure located in our existing network buildings and reduced our requirements for equipment space by completing customer migrations from copper to fibre-based services
●	Continued to advance five developments that are currently under construction in B.C., including Victoria, Nanaimo, Sechelt, Surrey and Burnaby, with pre-leasing proceeding as planned.

Potential impact

Risks associated with our real estate investments include financing risks and uncertainty regarding future demand, occupancy and rental rates. There can be no assurance that real estate developments will be completed on budget or on time, or will obtain lease commitments as planned. Accordingly, we are exposed to the risk of loss in relation to our loans and investments should the business plan of a real estate development project not be successfully realized.

TELUS Corporation – Management’s discussion and analysis – 2024

Mitigation

For our construction projects (residential and commercial) in progress, our exposure to the risk of budget overruns is limited by fixed-price supply contracts and expert project management oversight. Costs for the real estate projects are monitored through our capital gating and approval processes, and we plan to mitigate any risks related to leasing vacant space by entering into pre-lease agreements with prospective tenants prior to completion of construction.

On new projects, joint venture partners and developers are compensated in part on a performance basis, which encourages project participants to meet timing and budget objectives, and we engage independent third-party consultants to verify key assumptions, such as market rental rates, construction costs and management expenditures. We also rely on our internal and external legal teams to ensure that the terms of any contracts, partnerships and procurement arrangements with third parties represent our interests.

We plan our lease strategy in advance for properties that we have invested in or do not directly own, including quarterly reviews of current market demand and requirements, as well as any related exposure to lease expiry risk, rental rate risk, landlord risk and physical risk (such as poor building condition or flooding).

10.15 Financing, debt and dividends

Risk category: Financial

Risk factors, such as fluctuations in capital markets, the economic environment or regulatory requirements pertaining to bank capitalization, lending activity or changes in the number of Canadian chartered banks, may impact the availability of capital and the cost of capital for investment-grade corporate issuers, including us.

The market price of our Common Shares may be affected by various factors, such as TELUS Corporation’s continued access to bank credit facilities, securitization programs and public debt markets, as well as the continuation of the dividend growth plan outlined in our multi-year objectives.

The market price of our Common Shares may also be affected by factors related to TELUS Digital, including, but not limited to:

●	The market price of TELUS International (Cda) Inc. subordinate voting shares
●	TELUS Digital’s access to banks, investors and public markets
●	Actions taken or statements made by TELUS, TELUS Digital or others concerning our relationship with TELUS Digital
●	Changes to TELUS Digital’s financial and operational guidance
●	Factors affecting the operating performance of TELUS Digital, which may impact its financial performance and subsequently our financial performance.

Our financial instruments, and the nature of the credit risks, liquidity risks and market risks to which they may be subject, are described in Section 7.9 Financial instruments, commitments and contingent liabilities.

Changes over the past 12 months

At December 31, 2024, our senior unsecured notes totalled $22.3 billion (see Section 4.3). We operate a commercial paper program (maximum of US$1.5 billion) that currently provides access to funding at a cost lower than our revolving credit facility. As at December 31, 2024, we had $1.4 billion of commercial paper outstanding, all of which was denominated in U.S. dollars (US$1.0 billion). When we issue commercial paper, it must be refinanced on an ongoing basis in order to realize the cost savings relative to borrowing on the $2.75 billion credit facility.

TELUS Corporation – Management’s discussion and analysis – 2024

Potential impact

Our business plans and growth could be negatively affected if the financing that is currently available is not sufficient to cover funding requirements. External capital market conditions could potentially affect our ability to make strategic investments or meet ongoing capital funding requirements, and may prohibit the roll-over of commercial paper at current rates.

There can be no assurance that we will maintain or improve our current credit ratings. Given the cash demands of the 3800 MHz spectrum auction, for which we made payments in 2024, and the upcoming millimetre wave spectrum auction, we may be unable to lower our net debt to EBITDA ratio to our objective range in the medium term, which could eventually have a negative impact on our credit ratings. In addition, our cost of capital could increase and our access to capital could be affected by a reduction in the credit ratings of TELUS and/or TELUS Communications Inc. (TCI). A reduction in our ratings from the current investment grade could result in an increase in our cost of capital.

While future free cash flows and sources of capital are expected to be sufficient to meet current requirements, our intention to return capital to shareholders could constrain our ability to invest in our operations for future growth.

Mitigation

We may finance future capital and funding requirements with internally generated cash flows, including the possible monetization of non-core assets and cash-generating working capital initiatives, borrowings under the portion of our bank credit facilities that is currently available, use of a securitization program, use of commercial paper and/or the issuance of debt or equity securities. We have a shelf prospectus in effect until September 2026, under which we can offer an unlimited amount of securities qualified thereunder in Canada and up to $3.5 billion of securities qualified thereunder in the United States as of the date of this MD&A. We believe that our investment-grade credit ratings, coupled with our efforts to maintain constructive relationships with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

To enable us to meet our financial objective of generally maintaining $1.0 billion of available liquidity, we have a $2.75 billion credit facility that expires on July 14, 2028, as well as availability under other bank credit facilities (see Section 7.6 Credit facilities). In addition, we have an agreement with an arm’s-length securitization trust, ending May 22, 2027, under which we are able to borrow up to a maximum of $1.6 billion, of which $0.7 billion was available at December 31, 2024 (see Section 7.7 Short-term borrowings).

We successfully completed a number of debt transactions in 2023 and 2024 (see Section 7.4). Additionally, our TELUS Corporation senior notes have a laddered maturity schedule, including $0.8 billion that matured in January 2025 and $1.4 billion maturing throughout 2026. Foreign currency forward contracts and cross currency interest rate swaps are used to manage currency risk arising from the issuance of commercial paper, funding associated with the securitization trust that is denominated in U.S. dollars, and substantially all long-term, fixed-term debt denominated in U.S. dollars. Our commercial paper program is fully backstopped by our $2.75 billion credit facility.

At December 31, 2024, TELUS International (Cda) Inc. had a credit facility consisting of US$800 million of revolving components and US$1.2 billion of amortizing term loan components. For further details on the TELUS International (Cda) Inc. credit facility, see Section 7.6 Credit facilities.

We manage our financial capital structure and adjust it in light of changes in economic conditions and the risk characteristics of our business. We have financial policies in place that are reviewed annually and are intended to help maintain our existing investment-grade credit ratings. All credit rating agencies currently have ratings that are in line with this target. Access to our $2.75 billion credit facility would be maintained, even if our ratings were reduced to below investment grade.

Funding for future spectrum licence purchases, defined benefit pension plan obligations and any increases in corporate income tax rates will reduce the after-tax cash flow otherwise available to return to our shareholders. Should actual results differ from our expectations, there can be no assurance that we will not change our financing plans, including our intention to pay dividends according to our payout policy guidelines and to maintain our multi-year dividend growth program. For further details on our multi-year dividend growth program, see Section 4.3 Liquidity and capital resources.

Our Board of Directors reviews and approves the declaration of a dividend each quarter, and the amount of the dividend, based on a number of factors, including our financial position and outlook. This assessment is subject to various assumptions and the impact of various risks and uncertainties, including those described here in Section 10.

TELUS Corporation – Management’s discussion and analysis – 2024

10.16 Tax matters

Risk category: Financial

We collect and pay significant amounts of indirect taxes, such as goods and services taxes, harmonized sales taxes, provincial sales taxes, sales and use taxes and value-added taxes, to various tax authorities. As our operations are complex and the related tax interpretations, regulations, legislation and jurisprudence that pertain to our activities are subject to continual change and evolving interpretation, the final determination of the taxation of many transactions is uncertain. Moreover, the implementation of measures that are compliant with new legislation has its own complexities, including those of execution where multiple systems are involved, and the interpretation of new rules as they apply to specific transactions, products and services.

TELUS (including TELUS Health and TELUS Agriculture & Consumer Goods), along with TELUS Digital, operates in a number of foreign jurisdictions, including Argentina, Armenia, Australia, Austria, Bahamas, Brazil, Bosnia and Herzegovina, Bulgaria, Chile, China, Colombia, Costa Rica, Czechia, Denmark, Ecuador, El Salvador, Finland, France, Germany, Guatemala, Hungary, India, Ireland, Japan, Latvia, Mexico, Morocco, Netherlands, the Philippines, Poland, Portugal, the Republic of Korea, Romania, Singapore, Slovakia, South Africa, Spain, Switzerland, Türkiye, the United Kingdom and the United States, which increases our exposure to multiple forms of taxation. Generally, each jurisdiction has certain peculiarities in the forms of taxation imposed (e.g. value-added tax, gross receipts tax, stamp and transfer tax, and income tax), and differences in the applicable tax base and tax rates, legislation and tax treaties, as well as currency and language differences. In addition, the telecommunications industry faces unique issues that lead to uncertainty in the application of tax laws and the division of tax between domestic and foreign jurisdictions.

Changes over the past 12 months

Global and local tax policies are subject to continual change, which adds to the complexity of taxation.

In 2021, Canada, together with approximately 140 other countries that support the OECD/G20 inclusive framework on base erosion and profit shifting (BEPS), gave approval in principle to its model global anti-base erosion rules. These new rules introduced a form of 15% global minimum tax, often referred to as Pillar Two, effective January 1, 2024. In August 2022, the President of the United States signed into law the Inflation Reduction Act, a 15% corporate alternative minimum tax that came into effect in 2023. These minimum tax policies, together with related changes to domestic laws and tax treaties, may result in an increase to our effective tax rate in certain jurisdictions.

Potential impact

We are subject to the risk that income and indirect tax amounts, including tax expense, may be materially different than anticipated, and that a general tendency by domestic and foreign tax collection authorities to adopt more stringent interpretations and aggressive auditing practices could adversely affect our financial condition and operating results.

We have significant current and deferred income tax assets and liabilities, income tax expenses and cash tax payments. Income tax amounts are based on our estimates, applying accounting principles that recognize the benefit of income tax positions only when it is more likely than not that the final determination of the tax treatment of a position will result in the related benefit being realized. The assessment of the likelihood and amount of income tax benefits, as well as the timing of realization of such amounts, can materially affect the determination of net income or cash flows. We expect the income taxes calculated at applicable statutory rates to range between 24.5 to 25.1% in 2025 (compared to 24.5% in 2024). These expectations may change as a result of changes in interpretations, regulations, legislation or jurisprudence.

TELUS Corporation – Management’s discussion and analysis – 2024

The timing of the monetization of deferred income tax amounts is uncertain, as it is dependent upon our future earnings and other events. The amounts of deferred income tax liabilities are also uncertain, as the amounts are based on substantively enacted future income tax rates that were in effect at the balance sheet date, which may be changed by tax authorities. As well, the amounts of cash tax payments and current and deferred income tax liabilities are also based on an anticipated mix of revenues among the jurisdictions in which we operate, which is also subject to change.

The audit and review activities of tax authorities affect the final determination of the actual amounts of indirect taxes payable or receivable, income taxes payable or receivable, deferred income tax liabilities, taxes on certain items included within capital and income tax expense. Therefore, there can be no assurance that taxes will be payable as anticipated and/or that the amount and timing of receipt or use of the tax-related assets will be as currently expected.

Mitigation

We follow a comprehensive tax strategy that has been adopted by our Board of Directors. This strategy sets out the principles underlying and guiding the roles of team members, their responsibilities and personal conduct, the method of conducting business in relation to tax law and the approaches to working relationships with external tax authorities and external advisors. This strategy recognizes the requirement to comply with all relevant tax laws. The components necessary to manage tax risk are outlined in the strategy.

In giving effect to this strategy, we maintain an internal Taxation department composed of professionals who stay current on domestic and foreign tax obligations, supplemented where appropriate with external advisors. This team reviews any changes in systems and processes for compliance with applicable domestic and international taxation laws and regulations. Its members are also responsible for the specialized accounting required for income taxes.

Material transactions are reviewed by our Taxation department, so that transactions of an unusual or non-recurring nature are assessed from multiple risk-based perspectives. As a matter of regular practice, large transactions are reviewed by external tax advisors, while other third-party advisors may also be engaged to express their views as to any potential for tax liability. We continue to review and monitor our activities, so that we can take action to comply with any related regulatory, legal and tax obligations. In some cases, we also engage external advisors to review our systems and processes for tax-related compliance. The advice provided and tax returns prepared by such advisors and counsel are reviewed for reasonableness by our Taxation department.

10.17 The economy

Risk category: Financial

Our business operations are impacted by broad economic conditions. Unfavourable economic conditions, such as a recession, an economic slowdown, or rising rates of inflation in the markets in which we operate, could have a material adverse effect on our financial performance. It is difficult to predict the impact that these factors may have on our business operations in the future. The duration and future impacts of ongoing economic conditions remain unknown, particularly as households continue to manage high debt levels and service costs that may adversely impact the economy.

The Canadian economy faces notable risks, encompassing oil price fluctuations, potential interest rate hikes, escalating levels of consumer and mortgage debt, persistent inflation, changing immigration levels, housing market volatility, and uncertainties linked to trade issues, including current and potential future tariffs, supply chain disruptions and the impacts of climate change. Furthermore, as we extend our global footprint through business acquisitions, such as those within our TELUS Health and TELUS Agriculture & Consumer Goods businesses, and those completed by TELUS Digital, our exposure to global market conditions becomes more significant. Simultaneously, international trade conflicts and geopolitical conflicts, as well as other economic and political uncertainties beyond Canada’s borders, could have global repercussions, given the notable integration of supply chains.

TELUS Corporation – Management’s discussion and analysis – 2024

The financial results of TELUS Digital may vary from period to period over the course of any one year. The seasonality reflected in its business operations, and consequently its financial performance, generally mirrors that of its clients. TELUS Digital quarterly revenues are typically higher in the third and fourth quarters, but this can vary if there are material changes to its clients’ operating environment, such as the potential impacts of a recession and its clients’ response to those impacts, or material changes in the foreign exchange rates for its operational currency.

Our ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, may affect our business operations and customer experiences. Those initiatives include, but are not limited to, our operating efficiency and effectiveness program to drive improvements in financial results, business integrations, business product simplification, business process automation and outsourcing, offshoring and reorganizations, as well as procurement initiatives.

Changes over the past 12 months

In 2024, both the Canadian economy and the global economy proved resilient despite challenges from volatility in interest rates and the conflicts occurring between Russia and Ukraine and in the Middle East. Central banks raised interest rates throughout 2023 in an attempt to lower the rate of inflation. In 2024, inflation began to slow and central banks started to lower interest rates. The combination of economic growth in Canada, currency depreciation and trade policy shifts could lead to further market volatility.

The Bank of Canada has announced multiple interest rate cuts to support growth, and the rate of inflation has been trending downward, although it remains above historical averages. However, geopolitical uncertainties and potential U.S. trade tariffs present ongoing challenges. There continues to be a risk that the Canadian economy and the global economy may slide into recession.

Potential impact

Economic uncertainty may cause consumers and business customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and consider substitution by lower-priced alternatives.

Globally, some countries may require financial support, sovereign credit ratings may continue to decline, and there may be a default on the sovereign debt obligations of certain countries. Any of these economic outcomes may increase the cost of borrowing and cause our access to credit to become more limited, which could have a material adverse effect on our business, financial condition, financial performance and cash flows. Economic and political uncertainty could undermine business confidence. Unfavourable economic conditions could cause our business clients to reduce, defer or eliminate spending on our services in order to reduce their operating costs.

Fluctuations in the Canadian and global economies could adversely impact growth in our revenue, profitability and free cash flow, and could potentially require us to record impairments in the carrying values of our assets, including, but not limited to, our intangible assets with indefinite lives (spectrum licences and goodwill). Impairments in the carrying values of our assets would result in a charge to earnings and a reduction in owners’ equity, but would not affect cash flow. Continued inflationary pressures could lead to increases in input costs such as labour, which may not be offset by revenue growth and may impact margins. In addition, ongoing international supply chain disruptions may make it difficult to secure a supply of key components (such as handsets) in sufficient quantities and at reasonable prices.

Fluctuations in the global economy could affect different industry verticals in different ways. Counter-cyclical industries, such as consumer goods, utilities and healthcare, would continue to operate as usual. Specifically in healthcare, products and services related to logistics should remain buoyant, and hospitals and healthcare providers in certain countries could also perform well.

Because certain acquisitions, operating costs and revenues, including TELUS Digital’s revenues, are denominated in U.S. dollars or other non-Canadian dollar currencies, fluctuations in the Canadian dollar exchange rate may impact our financial and operating results.

Economic and capital market fluctuations could also adversely affect the investment performance, funding and expense associated with our defined benefit pension plans, as obligations are based on specific actuarial assumptions related to expected plan asset returns, salary escalation, life expectancy, the performance of financial markets and future interest rates.

TELUS Corporation – Management’s discussion and analysis – 2024

Mitigation

While economic risks cannot be completely mitigated, our top priority of putting customers first and pursuing global leadership in the likelihood of our customers recommending our products, services and people also supports our efforts to acquire and retain customers in every phase of the economic cycle, including periods of high volatility. The performance of our telecommunications services is resilient during recessionary periods, which allows us to navigate through changing market dynamics. We also continue to pursue cost reduction and efficiency initiatives across our business operations. See Section 4.3 Liquidity and capital resources for our capital structure financial policies and plans.

Foreign currency forward contracts and currency options are leveraged to fix the exchange rates on U.S. dollar-denominated transactions, commitments, commercial paper, U.S. dollar-denominated funding associated with the securitization trust, and U.S. Dollar Notes in order to mitigate risks related to exchange rate fluctuations. We seek to mitigate pension risk through the application of policies and procedures for managing exposure to investment risk and through ongoing monitoring of our funding position. Our best estimate of cash contributions to our registered defined benefit pension plans in 2025 is $NIL ($6 million in 2024). Virtual power purchase agreements with renewable energy projects that develop solar and wind power facilities are being leveraged to manage our exposure to price risk related to our purchases of electrical power.

10.18 Litigation and legal matters

Risk category: Compliance

Given the size of our organization, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against us. The continued expansion of our product and service offerings in managed services, security, healthcare, and agriculture and supply chain technology, as well as the initial public offering of subordinate voting shares by TELUS International (Cda) Inc. in February 2021, have added to our compliance requirements and increased our exposure to the risk of litigation and the possibility of damages, sanctions and fines. We may also be the target of class actions as a result of our millions of customer relationships. In addition, like other public companies, we may be subject to civil liability for misrepresentations in written disclosure and oral statements, and liability for fraud and market manipulation.

The intellectual property and proprietary rights of owners and developers of hardware, software, business processes and other technologies may be protected under statute, such as patent, trademark, copyright and industrial design legislation, or under common law, such as trade secrets. Significant damages may be awarded in intellectual property infringement claims and defendants may incur significant costs to defend or settle such claims.

Potentially material certified and uncertified class actions, intellectual property litigation and other claims against us are detailed in Note 29(a) of the Consolidated financial statements.

With business operations in a number of jurisdictions, we are required to comply not only with Canadian laws and regulations, but also with local laws and regulations in other jurisdictions. These laws and regulations may differ substantially from Canadian laws and add to our regulatory, legal and tax exposures. We continue to extend our business operations into other jurisdictions and expand our product and service offerings in such jurisdictions, and this may increase our exposure to regulatory, legal and tax risks, including potentially substantial fines and penalties (e.g. 4% of global revenues under EU data protection laws). In certain cases, laws with extraterritorial application may also impose obligations on us. See Section 10.3 Regulatory matters.

Changes over the past 12 months

Along with the growth and development of technology-based industries, the value of intellectual property and proprietary rights has increased. Trends in awards for damages, costs to defend and the likelihood of settlements may encourage property rights holders to aggressively pursue infringement claims. Given the vast array of technologies and systems that we use to deliver products and services, and the rapid change and complexity characteristic of such technologies, the number of disputes over intellectual property and proprietary rights can reasonably be expected to increase. Certain significant regulatory developments and proceedings relevant to our business and industry are highlighted in Section 9.4.

TELUS Corporation – Management’s discussion and analysis – 2024

In June 2024, Bill C-59 received royal assent. The bill further amends the Competition Act to, among other things, expand the accountability of businesses making environmental and social claims, enhance the ability of private parties to bring actions at the tribunal and augment merger enforcement powers.

As we extend our offerings in agriculture and supply chain technology (such as animal health and management) and add to the jurisdictions in which we offer them, we also increase our exposure to litigation risks in the event of data and security breaches.

Potential impact

It is not currently possible to predict the outcome of such legal matters due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; incomplete factual records; the uncertain nature of legal theories and procedures and their resolution by the courts, at both the trial and appellate levels; and the unpredictable nature of opposing parties and their demands.

We are typically required to process, and sometimes collect and/or store sensitive data, including, but not limited to, personal data regulated by data protection and privacy legislation, where applicable, including the General Data Protection Regulation (EU and U.K.), the Personal Information Protection and Electronic Documents Act and proposed Bill C-27 (Canada), as well as numerous items of provincial and state privacy / health privacy legislation (Canada and U.S.) and the California Consumer Privacy Act, California Invasion of Privacy Act, Personal Data Protection Bill of 2018 and Data Privacy Act of 2012 (U.S.). The adoption and enforcement by governments of increasingly stringent privacy legislation may increase our exposure to risks related to compliance and liability. A successful class action lawsuit or intellectual property infringement claim, by its nature, could result in an award of sizeable damages that could negatively affect a defendant’s financial or operating results.

There can be no assurance that our financial or operating results will not be negatively impacted by any of these factors.

Mitigation

We believe that we have in place reasonable policies, controls, processes and contractual arrangements, as well as insurance coverage, all of which are intended to support compliance and reduce our exposure to any related risks. Our Chief Legal and Governance Officer is responsible for ensuring that we have in place appropriate processes and controls across the enterprise in order to facilitate legal compliance, and for reporting on compliance to the Audit Committee.

Our team of internal and external legal professionals advise on and manage risks related to claims and possible claims, vigorously defend class actions and other claims, pursue settlements in appropriate cases, regularly assess our business practices, and monitor legal developments that may impact risk. They seek and obtain contractual protections consistent with standard industry practices to help mitigate the risks of intellectual property infringements, and they work to protect our intellectual property rights through litigation and other means.

Our corporate disclosure policy restricts disclosure by team members, defines the role of Company spokesperson, provides a protocol for communicating with investment analysts, investors and others, and outlines our communications approach.

We rely on our team members, officers, Board of Directors, key suppliers and other business partners to demonstrate behaviour consistent with applicable legal and ethical standards in all jurisdictions within which we operate. We have an anti-bribery and corruption policy, a comprehensive code of ethics and conduct for our team members and the members of our Board, and mandatory annual privacy, security and integrity training for all team members and identified contractors.

Subject to the foregoing limitations, and based upon legal assessments and the information presently available, management is of the opinion that it is unlikely that any liability related to existing investigations, claims and lawsuits, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, excepting the items disclosed herein and in Note 29(a) of the Consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2024

11.Definitions and reconciliations

11.1 Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS Digital Experience reporting. These differences largely arise from TELUS Digital Experience adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, real estate rationalization-related restructuring impairments, income tax-related adjustments, long-term debt prepayment premium, unrealized changes in virtual power purchase agreements forward element, and other adjustments (identified in the following tables). Effective for 2024, with retrospective application, we have revised our definition of adjusted Net income to remove other equity (income) losses related to real estate joint ventures to conform with the way management currently evaluates performance. Adjusted basic EPS is calculated as adjusted Net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

	Three-month periods ended		Years ended
	December 31		December 31
($ millions)	2024	2023	2024	2023
Net income attributable to Common Shares	358	288	993	841
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	60	140	469	692
Tax effect of restructuring and other costs	(13)	(37)	(111)	(166)
Real estate rationalization-related restructuring impairments	(20)	8	82	73
Tax effect of real estate rationalization-related restructuring impairments	5	(2)	(22)	(19)
Income tax-related adjustments	(11)	(13)	(33)	(48)
Unrealized changes in virtual power purchase agreements forward element	3	(59)	231	—
Tax effect of unrealized changes in virtual power purchase agreements forward element	(2)	16	(60)	—
Adjusted Net income	380	341	1,549	1,373

TELUS Corporation – Management’s discussion and analysis – 2024

Reconciliation of adjusted basic EPS

	Three-month periods ended		Years ended
	December 31		December 31
($)	2024	2023	2024	2023
Basic EPS	0.24	0.20	0.67	0.58
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.04	0.09	0.31	0.47
Tax effect of restructuring and other costs, per share	(0.01)	(0.02)	(0.07)	(0.11)
Real estate rationalization-related restructuring impairments, per share	(0.01)	0.01	0.05	0.05
Tax effect of real estate rationalization-related restructuring impairments, per share	—	—	(0.01)	(0.01)
Income tax-related adjustments, per share	(0.01)	(0.01)	(0.02)	(0.03)
Unrealized changes in virtual power purchase agreements forward element, per share	—	(0.04)	0.15	—
Tax effect of unrealized changes in virtual power purchase agreements forward element, per share	—	0.01	(0.04)	—
Adjusted basic EPS	0.25	0.24	1.04	0.95

Available liquidity: This is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other issuers. Available liquidity is calculated as the sum of Cash and temporary investments, net, amounts available from the revolving credit facility, and amounts available under our trade receivables and unbilled customer finance receivables securitization program, measured at the end of the period. We believe this to be a useful measure because it allows us to monitor compliance with our financial objectives. It should not be considered as an alternative to Cash and temporary investments, net, in measuring TELUS’ performance.

Available liquidity reconciliation

As at December 31 ($ millions)	2024	2023
Cash and temporary investments, net	869	864
Net amounts available from the TELUS Corporation revolving credit facility	1,346	1,729
Amounts available under trade receivables and unbilled customer finance receivables securitization program	680	—
Amounts available under previous securitization program	—	500
Available liquidity	2,895	3,093

Capital expenditure intensity: This measure is calculated as capital expenditures excluding real estate development divided by Operating revenues and other income. It provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Calculation of Capital expenditure intensity

	TTech		TELUS Digital		Eliminations		Total
Three-month periods ended December 31 ($ millions, except ratio)	2024	2023	2024	2023	2024	2023	2024	2023
Numerator – Capital expenditures excluding real estate development	392	450	47	36	(16)	—	423	486
Denominator – Operating revenues and other income	4,677	4,460	967	969	(263)	(231)	5,381	5,198
Capital expenditure intensity (%)	8	10	5	4	n/m	n/m	8	9

TELUS Corporation – Management’s discussion and analysis – 2024

Calculation of Capital expenditure intensity

	TTech		TELUS Digital		Eliminations		Total
Years ended December 31 ($ millions, except ratio)	2024	2023	2024	2023	2024	2023	2024	2023
Numerator – Capital expenditures excluding real estate development	2,347	2,611	143	125	(48)	—	2,442	2,736
Denominator – Operating revenues and other income	17,583	17,205	3,724	3,682	(921)	(771)	20,386	20,116
Capital expenditure intensity (%)	13	15	4	3	n/m	n/m	12	14

TELUS Corporation Common Share dividend payout ratio: This is a historical measure calculated as the sum of the most recent four quarterly dividends declared, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual TELUS Corporation Common Share dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

Calculation of ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures

Determined using most comparable IFRS Accounting Standards measures

For the 12-month periods ended December 31 ($ millions, except ratio)	2024	2023
Numerator – Sum of the most recent four quarterly dividends declared	2,314	2,111
Cash provided by operating activities	4,847	4,499
Less:
Capital expenditures	(2,635)	(2,822)
Denominator – Cash provided by operating activities less capital expenditures	2,212	1,677
Ratio (%)	105	126

Calculation of Common Share dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

For the 12-month periods ended December 31 ($ millions, except ratio)	2024	2023
Sum of the most recent four quarterly dividends declared	2,314	2,111
Sum of the amounts of the most recent four quarterly dividends declared reinvested in Common Shares	(709)	(755)
Numerator – Sum of the most recent four quarterly dividends declared, net of dividend reinvestment plan effects	1,605	1,356
Denominator – Free cash flow	1,982	1,770
Ratio (%)	81	77

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

For the 12-month periods ended December 31 ($ millions, except ratio)	2024	2023
Net income attributable to Common Shares	993	841
Income taxes (attributable to Common Shares)	267	219
Borrowing costs (attributable to Common Shares)[1]	1,321	1,183
Numerator	2,581	2,243
Denominator – Borrowing costs	1,321	1,183
Ratio (times)	2.0	1.9

TELUS Corporation – Management’s discussion and analysis – 2024

1

Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBIT (earnings before interest and income taxes) is calculated for our reportable segments because we believe it is a meaningful indicator of our operating performance, as it represents our earnings from operations before costs of capital structure and income taxes.

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Digital		Eliminations		Total
Three-month periods ended December 31 ($ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Net income							320	310
Financing costs							321	278
Income taxes							118	76
EBIT	768	535	7	129	(16)	—	759	664
Depreciation	562	615	56	50	—	—	618	665
Amortization of intangible assets	330	316	63	60	—	—	393	376
EBITDA	1,660	1,466	126	239	(16)	—	1,770	1,705
Add restructuring and other costs included in EBITDA	51	132	17	10	—	—	68	142
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	1,711	1,598	143	249	(16)	—	1,838	1,847

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Digital		Eliminations		Total
Years ended December 31 ($ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Net income							938	867
Financing costs							1,576	1,273
Income taxes							290	222
EBIT	2,700	2,085	154	277	(50)	—	2,804	2,362
Depreciation	2,316	2,328	197	186	—	—	2,513	2,514
Amortization of intangible assets	1,276	1,309	247	246	—	—	1,523	1,555
EBITDA	6,292	5,722	598	709	(50)	—	6,840	6,431
Add restructuring and other costs included in EBITDA	432	653	61	65	—	—	493	718
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	6,724	6,375	659	774	(50)	—	7,333	7,149

TELUS Corporation – Management’s discussion and analysis – 2024

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a performance measure that may be more comparable to similar measures presented by other issuers.

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Digital		Eliminations		Total
Three-month periods ended December 31 ($ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted EBITDA	1,711	1,598	143	249	(16)	—	1,838	1,847
Capital expenditures	(520)	(497)	(47)	(36)	16	—	(551)	(533)
Adjusted EBITDA less capital expenditures	1,191	1,101	96	213	—	—	1,287	1,314

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Digital		Eliminations		Total
Years ended December 31 ($ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted EBITDA	6,724	6,375	659	774	(50)	—	7,333	7,149
Capital expenditures	(2,540)	(2,697)	(143)	(125)	48	—	(2,635)	(2,822)
Adjusted EBITDA less capital expenditures	4,184	3,678	516	649	(2)	—	4,698	4,327

We calculate EBITDA margin and Adjusted EBITDA margin to evaluate the performance of our operating segments and we believe these measures are also used by investors as indicators of a company’s operating performance. We calculate EBITDA margin as EBITDA divided by Operating revenues and other income. Adjusted EBITDA margin is a non-GAAP ratio that does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other issuers. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by adjusted Operating revenues and other income.

Calculation of EBITDA margin
	TTech		TELUS Digital		Eliminations		Total
Three-month periods ended December 31 ($ millions, except margin)	2024	2023	2024	2023	2024	2023	2024	2023
Numerator – EBITDA	1,660	1,466	126	239	(16)	—	1,770	1,705
Denominator – Operating revenues and other income	4,677	4,460	967	969	(263)	(231)	5,381	5,198
EBITDA margin (%)	35.5	32.9	13.1	24.7	n/m	n/m	32.9	32.8

Calculation of EBITDA margin
	TTech		TELUS Digital		Eliminations		Total
Years ended December 31 ($ millions, except margin)	2024	2023	2024	2023	2024	2023	2024	2023
Numerator – EBITDA	6,292	5,722	598	709	(50)	—	6,840	6,431
Denominator – Operating revenues and other income	17,583	17,205	3,724	3,682	(921)	(771)	20,386	20,116
EBITDA margin (%)	35.8	33.3	16.1	19.3	n/m	n/m	33.6	32.0

Calculation of Adjusted EBITDA margin
	TTech		TELUS Digital		Eliminations		Total
Three-month periods ended December 31 ($ millions, except margin)	2024	2023	2024	2023	2024	2023	2024	2023
Numerator – Adjusted EBITDA	1,711	1,598	143	249	(16)	—	1,838	1,847
Adjusted Operating revenues and other income:
Denominator – Operating revenues and other income	4,677	4,460	967	969	(263)	(231)	5,381	5,198
Adjusted EBITDA margin (%)	36.5	35.8	14.9	25.7	n/m	n/m	34.1	35.5

TELUS Corporation – Management’s discussion and analysis – 2024

Calculation of Adjusted EBITDA margin

	TTech		TELUS Digital		Eliminations		Total
Years ended December 31 ($ millions, except margin)	2024	2023	2024	2023	2024	2023	2024	2023
Numerator – Adjusted EBITDA	6,724	6,375	659	774	(50)	—	7,333	7,149
Adjusted Operating revenues and other income:
Denominator – Operating revenues and other income	17,583	17,205	3,724	3,682	(921)	(771)	20,386	20,116
Adjusted EBITDA margin (%)	38.2	37.1	17.7	21.0	n/m	n/m	36.0	35.5

EBITDA – excluding restructuring and other costs interest coverage: This measure is defined as EBITDA – excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. It is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of EBITDA - excluding restructuring and other costs interest coverage

For the 12-month periods ended December 31 ($ millions, except ratio)	2024	2023
Numerator – EBITDA – excluding restructuring and other costs	7,333	7,149
Denominator – Net interest cost	1,357	1,272
Ratio (times)	5.4	5.6

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as reported in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three-month periods ended		Years ended
	December 31		December 31
($ millions)	2024	2023	2024	2023
EBITDA	1,770	1,705	6,840	6,431
Restructuring and other costs, net of disbursements	(39)	16	(34)	206
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment mobile device financing	(230)	(175)	(201)	(143)
Effects of lease principal (IFRS 16 impact)	(158)	(144)	(661)	(538)
Items from the statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	42	22	165	128
Net employee defined benefit plans expense	23	26	73	72
Employer contributions to employee defined benefit plans	(6)	(5)	(22)	(28)
Loss from equity accounted investments and other	5	26	18	26
Interest paid	(319)	(308)	(1,330)	(1,196)
Interest received	3	12	33	23
Capital expenditures[1] (excluding acquisition from related party)	(458)	(533)	(2,542)	(2,822)
Capital expenditure for acquisition from related party	(93)	—	(93)	—
Related party construction credit facility repayment made concurrent with capital expenditure for acquisition from related party	94	—	94	—
Free cash flow before income taxes	634	642	2,340	2,159
Income taxes paid, net of refunds	(100)	(47)	(358)	(389)
Free cash flow	534	595	1,982	1,770

1	Refer to Note 31 of the Consolidated financial statements for further information.

TELUS Corporation – Management’s discussion and analysis – 2024

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Reconciliation of free cash flow with Cash provided by operating activities

	Three-month periods ended		Years ended
	December 31		December 31
($ millions)	2024	2023	2024	2023
Free cash flow	534	595	1,982	1,770
Add (deduct):
Capital expenditures[1]	551	533	2,635	2,822
Effect of lease principal	158	144	661	538
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in Net income neither providing nor using cash	(166)	42	(431)	(631)
Cash provided by operating activities	1,077	1,314	4,847	4,499

1Refer to Note 31 of the Consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS Accounting Standards measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of Net debt to EBITDA – excluding restructuring and other costs

For the 12-month periods ended December 31 ($ millions, except ratio)	2024	2023
Numerator – Net debt	28,569	26,494
Denominator – EBITDA – excluding restructuring and other costs	7,333	7,149
Ratio (times)	3.90	3.71

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest, unrealized changes in virtual power purchase agreements forward element, and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost.

Calculation of Net interest cost

For the 12-month periods ended December 31 ($ millions)	2024	2023
Financing costs	1,576	1,273
Add (deduct):
Employee defined benefit plans net interest	(9)	(7)
Interest on long-term debt, excluding lease liabilities and other – capitalized	21	6
Unrealized changes in virtual power purchase agreements forward element	(231)	—
Net interest cost	1,357	1,272

TELUS Corporation – Management’s discussion and analysis – 2024

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a mobile and fixed telecommunications entity, but do not have a standardized meaning under IFRS Accounting Standards.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo or Public Mobile® brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Connected device subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is supported by TELUS and is intended for limited or no cellular voice capability.

Mobile phone subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) where TELUS provides voice, text and/or data connectivity.

Internet subscriber means a subscriber on an active TELUS internet plan with a recurring revenue-generating unit where TELUS provides internet connectivity.

Residential voice subscriber means a subscriber on an active TELUS phone plan with a recurring revenue-generating unit where TELUS provides voice service.

Security subscriber means a subscriber on an active TELUS security plan with a recurring revenue-generating unit that is connected to the TELUS security and automation platform.

TV subscriber means a subscriber on an active TELUS TV plan with a recurring revenue-generating subscription for video services from a TELUS TV platform.

Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care, personal health security, and employee and family assistance programs). It is probable that some members and their dependents will be a user of multiple TELUS Health services.

Virtual care member means primary enrolment to receive services on an active TELUS Health virtual care plan.

Digital health transactions mean the total number of health claims, dental claims, consultations or other transactions facilitated by TELUS Health products and services.

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